FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant's Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

TABLE OF CONTENTS

Item

1.	2009 Financial Statements (English translation)

2.	2009 Disclosure Update

Contents

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

2

Deloitte
Auditores y Consultores Limitada
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9, 13 y 18
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Banco Santander Chile

We have audited the consolidated statements of financial position of Banco Santander Chile and affiliates as of December 31, 2009 and 2008 and the consolidated opening statements of financial position as of January 1, 2008, and the corresponding consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the years ending December 31, 2009 and 2008. The preparation of these financial statements (including the related notes) are  the responsibility of the Management of Banco Santander Chile. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our  audits  in accordance with generally accepted auditing standards in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander Chile and affiliates as of December 31, 2009 and 2008 and as of January 1, 2008, the results of their operations, the comprehensive income, and the changes in shareholders’ equity and cash flows for the years ending December 31, 2009 and 2008, in accordance with Accounting Principles issued  by the Superintendency of Banks and Financial Institutions.

As is indicated in Note 2 to the consolidated financial statements, on November 9, 2007 the Superintendency of Banks and Financial Institutions issued the new “Compendium of Accounting Standards,” which contains the accounting and reporting standards for Banks, which have been applied for these purposes since January 1, 2009. The financial statements for 2008 and the statement of opening consolidated financial position have been reformulated for comparative purposes.

/s/ Deloitte
January 25, 2010

/s/ Alberto Kulenkampff G.
Alberto Kulenkampff G.

BANCO SANTANDER CHILE AND AFFILIATES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
For the periods ending as of
		December 31, 2009	December 31, 2009	December 31, 2008	January 1, 2008
	NOTE	ThUS$	MCh$	MCh$	MCh$

ASSETS
Cash and deposits in banks	5	4,028,503	2,043,458	855,411	1,108,637
Unsettled transactions	5	922,886	468,134	335,405	316,240
Trading investments	6	1,574,251	798,539	1,166,426	1,093,445
Investments under resale agreements	7	27,639	14,020	-	33,999
Financial derivative contracts	8	2,747,911	1,393,878	1,846,509	780,775
Interbank loans	9	46,072	23,370	95,499	45,961
Loans and accounts receivables from customers	10	26,374,330	13,378,379	14,311,349	12,022,275
Available for sale investments	12	3,607,866	1,830,090	1,580,240	779,635
Held to maturity investments	12		-	-	-
Investments in other companies	13	14,622	7,417	7,277	7,301
Intangible assets	14	152,311	77,260	68,232	56,224
Property, plant and equipment	15	362,981	184,122	200,389	202,489
Current taxes	16	8,952	4,541	18,715	2,499
Deferred taxes	16	187,736	95,229	88,825	80,989
Other assets	17	892,181	452,559	508,655	460,282
TOTAL ASSETS		40,948,241	20,770,996	21,082,932	16,990,751

LIABILITIES
Deposits and other demand liabilities	18	6,966,060	3,533,534	2,948,162	2,867,934
Unsettled transactions	5	543,073	275,474	142,552	135,219
Investments under repurchase agreements	7	2,197,348	1,114,605	562,223	307,630
Time deposits and other time liabilities	18	14,145,406	7,175,257	9,756,266	7,887,897
Financial derivative contracts	8	2,659,253	1,348,906	1,469,724	778,217
Interbank borrowings	19	4,035,071	2,046,790	1,425,067	1,099,457
Issued debt instruments	20	5,765,749	2,924,676	2,651,372	2,154,996
Other financial liabilities	20	289,622	146,911	131,318	175,667
Current taxes	16	125,837	63,831	791	16,067
Deferred taxes	16	6,663	3,380	19,437	11,084
Provisions	22	366,922	186,121	166,719	50,102
Other liabilities	23	519,263	263,396	293,733	118,549

TOTAL LIABILITIES		37,620,267	19,082,881	19,567,364	15,602,819

SHAREHOLDERS’ EQUITY

Attributable to Bank shareholders:		3,269,228	1,658,316	1,489,689	1,369,798
Capital	25	1,757,128	891,303	891,303	818,535
Reserves	25	101,605	51,539	51,539	47,330
Valuation adjustments	25	(52,842)	(26,804)	(7,552)	(9,475)
Retained earnings	25	1,463,337	742,278	554,399	513,408
Retained earnings of prior years	25	868,213	440,401	237,788	513,408
Income for the period	25	850,178	431,253	415,055	-
Minus: Provision for mandatory dividends	25	(255,054)	(129,376)	(98,444)	-
Minority interest	27	58,746	29,799	25,879	18,134

TOTAL SHAREHOLDERS’ EQUITY		3,327,974	1,688,115	1,515,568	1,387,932

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		40,948,241	20,770,996	21,082,932	16,990,751

BANCO SANTANDER CHILE AND AFFILIATES
CONSOLIDATED STATEMENTS OF INCOME
For the periods ending as of

		December 31,	December 31,
		2009	2009	2008
	NOTE	ThUS$	MCh$	MCh$

OPERATING INCOME

Interest income	28	2,381,031	1,207,778	2,061,346
Interest expense	28	(692,483)	(351,262)	(1,169,280)

Net interest income		1,688,548	856,516	892,066

Fee and commission income	29	622,819	315,925	295,969
Fee and commision expense	29	(121,824)	(61,795)	(52,840)

Net fee and commission income		500,995	254,130	243,129

Net income from financial operations (net trading income)	30	7,663	3,887	273,477
Foreign exchange profit (loss), net	31	321,816	163,241	(187,042)
Other operating income	36	65,536	33,243	18,222

Total operating income		2,584,558	1,311,017	1,239,852

Provision for loan losses	32	(658,151)	(333,847)	(287,983)

NET OPERATING PROFIT		1,926,407	977,170	951,869

Personnel salaries and expenses	33	(442,551)	(224,484)	(246,775)
Administrative expenses	34	(269,516)	(136,712)	(133,682)
Depreciation and amortization	35	(91,913)	(46,623)	(47,627)
Impairment	15	(148)	(75)	(84)
Other operating expenses	36	(87,541)	(44,405)	(41,594)

TOTAL OPERATING EXPENSES		(891,669)	(452,299)	(469,762)

OPERATING INCOME		1,034,738	524,871	482,107

Income from investments in other companies	13	586	297	632

Income before tax		1,035,324	525,168	482,739

Income tax expense	16	(175,184)	(88,862)	(60,087)

CONSOLIDATED INCOME FOR THE PERIOD		860,140	436,306	422,652

Attributable to:
Bank shareholders (Equity holders of the Bank)		850,178	431,253	415,055
Minority interest	27	9,962	5,053	7,597

Earnings per share attributable to Bank shareholders:
(expressed in pesos)
Basic earning	25	4.511	2.288	2.203
Diluted earning	25	4.511	2.288	2.203

BANCO SANTANDER CHILE AND AFFILIATES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the periods ending as of

		December 31,	December 31,
		2009	2009	2008
	NOTE	ThUS$	MCh$	MCh$

CONSOLIDATED INCOME FOR THE PERIOD		860,140	436,306	422,652

OTHER COMPREHENSIVE INCOME

Available for sale investments	12	(18,305)	(9,285)	(14,471)
Cash flow hedge	8	(27,669)	(14,035)	16,740

Other comprehensive income before income tax		(45,974)	(23,320)	2,269

Income tax related to other comprehensive income	16	7,815	3,964	(385)

Total other comprehensive income		(38,159)	(19,356)	1,884

CONSOLIDATED COMPREHENSIVE INCOME FOR THE YEAR		821,981	416,950	424,536

Attributable to:
Bank shareholders		812,225	412,001	416,978
Minority interest	27	9,756	4,949	7,558

BANCO SANTANDER CHILE AND AFFILIATES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the periods ending as of December 31, 2009 and 2008 (in millions of pesos)

		RESERVES		VALUATION ACCOUNTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Merger of companies under common control	Available for sale investments	Cash flow coverage	Income tax	Retained earnings from prior years	Income for the Period	Provision for mandatory dividend	Total attributable to shareholders	Minority Interest	TOTAL SHAREHOLDERS’ EQUITY

Shareholders’ equity as of December 31, 2007	818,535	49,372	(2,042)	(5,548)	(5,867)	1,940	273,005	308,647	-	1,438,042	20,047	1,458,089
Distribution of income from previous period	-		-	-	-	-	308,647	(308,647)	-	-	-	-
Subtotals	818,535	49,372	(2,042)	(5,548)	(5,867)	1,940	581,652	-	-	1,438,042	20,047	1,458,089
Effect of first application of IFRS	-	-	-	-	-	-	(68,244)	-	-	(68,244)	(1,913)	(70,157)
Shareholders’ equity as of January 1, 2008	818,535	49,372	(2,042)	(5,548)	(5,867)	1,940	513,408	-	-	1,369,798	18,134	1,387,932
Adjustment pursuant to Circular #3443, mandatory dividend 2008	-	-	-	-	-	-	-	-	(92,594)	(92,594)	-	(92,594)
Dividends distributions / Withdrawals made	-	-	-	-	-	-	(200,619)	-	92,594	(108,025)	(33)	(108,058)
2008 price-level restatement restitution	72,768	4,391	(182)				(75,001)			1,976	-	1,976
Other changes in shareholders’ equity	-	-	-	-	-	-	-	-	-	-	220	220
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(98,444)	(98,444)	-	(98,444)
Subtotals	72,768	4,391	(182)	-	-	-	(275,620)	-	(98,444)	(297,087)	187	(296,900)
Other comprehensive income	-	-	-	(14,424)	16,740	(393)	-	-	-	1,923	(39)	1,884
Income for the period	-	-	-	-	-	-	-	415,055	-	415,055	7,597	422,652
Subtotals	-	-	-	(14,424)	16,740	(393)	-	415,055	-	416,978	7,558	424,536
Shareholders’ equity as of December 31, 2008	891,303	53,763	(2,224)	(19,972)	10,873	1,547	237,788	415,055	(98,444)	1,489,689	25,879	1,515,568

Shareholders’ equity as of December 31, 2008	891,303	53,763	(2,224)	(19,972)	10,873	1,547	237,788	415,055	(98,444)	1,489,689	25,879	1,515,568
Distribution of income from previous period	-	-	-	-	-	-	415,055	(415,055)	-	-	-	-
Shareholders’ equity as of January 1, 2009	891,303	53,763	(2,224)	(19,972)	10,873	1,547	652,843	-	(98,444)	1,489,689	25,879	1,515,568
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	5,600	5,600
Dividends distributions / Withdrawals made	-	-	-	-	-	-	(213,295)	-	98,444	(114,851)	(5,258)	(120,109)
Other changes in shareholders’ equity	-	-	-		-	-	853	-	-	853	(1,371)	(518)
Provision for mandatory dividends 2008	-	-	-	-	-	-	-	-	(129,376)	(129,376)	-	(129,376)
Subtotals	-	-	-	-	-	-	(212,442)	-	(30,932)	(243,374)	(1,029)	(244,403)
Other comprehensive income	-	-	-	(9,160)	(14,035)	3,943	-	-	-	(19,252)	(104)	(19,356)
Income for the period	-	-	-	-	-	-	-	431,253	-	431,253	5,053	436,306
Subtotals	-	-	-	(9,160)	(14,035)	3,943	-	431,253	-	412,001	4,949	416,950
Shareholders’ equity as of December 31, 2009	891,303	53,763	(2,224)	(29,132)	(3,162)	5,490	440,401	431,253	(129,376)	1,658,316	29,799	1,688,115

Period	Total attributable to shareholders	Allocated to reserves or retained earnings	Allocated to dividends	Percentage distributed	Number of Shares	Dividend per share (in pesos)

- Year 2007 (Shareholder’s Meeting April 2008)	308,647	108,028	200,619	65%	188,446,126,794	1.065

- Year 2009 (Shareholder’s Meeting April 2009)	328,146	114,851	213,295	65%	188,446,126,794	1.132

BANCO SANTANDER CHILE AND AFFILIATES
CONSOLIDATED STATEMENTS OF CASH FLOW
For the periods ending

		December 31,	December 31,
		2009	2009	2008
	NOTE	ThUS$	MCh$	MCh$

A - CASH FLOWS FROM OPERATING ACTIVITIES:
CONSOLIDATED INCOME BEFORE TAX		1,035,324	525,168	482,739
Debits (credits) to income that do not represent cash flows		(1,475,048)	(748,218)	(771,815)
Depreciation and amortization	35	91,913	46,623	47,627
Impairment of property, plant and equipment	15	148	75	84
Provision for loan losses	32	735,576	373,121	325,877
Mark to market of trading investments		(58,997)	(29,926)	(1,121)
Net Gain on investments in other companies	13	(586)	(297)	(632)
Net Gain on sale of assets received in lieu of payment	36	(14,600)	(7,406)	(8,844)
Net Gain on sale of investments in other companies	36	(3,665)	(1,859)	(4,348)
Net Gain on sale of property, plant and equipment	36	(14,979)	(7,598)	(719)
Write-off of assets received in lieu of payment	36	16,150	8,192	5,324
Net interest income	28	(1,688,548)	(856,516)	(892,066)
Net fee and commission income	29	(500,995)	(254,130)	(243,129)
Changes in assets and liabilities due to deferred taxes	16	(36,465)	(18,497)	132
Increase/decrease in operating assets and liabilities		3,437,736	1,743,792	133,936
Decrease (increase) of loans and accounts receivable from customers		1,283,578	651,095	(1,947,234)
Decrease (increase) of financial investments		141,031	71,538	(909,242)
Decrease (increase) due to resale agreements		(26,965)	(13,678)	39,512
Decrease (increase) of interbank loans		142,196	72,129	(49,561)
Decrease of assets received or awarded in lieu of payment		15,426	7,825	(10,195)
Increase of debits in checking accounts		998,634	506,557	108,470
Increase (decrease) of time deposits and other time liabilities		(4,361,508)	(2,212,375)	1,547,972
Increase of obligations with domestic banks		54,017	27,400	1,786
Increase (decrease) of other demand liabilities or time obligations		230,484	116,913	(57,278)
Increase of obligations with foreign banks		1,177,311	597,191	321,580
Decrease of obligations with Central Bank of Chile		(1,199)	(608)	(959)
Increase of repurchase agreements		1,093,782	554,821	280,412
Decrease of other short-term liabilities		(18,752)	(9,512)	(58,173)
Net increase of other assets and liabilities		(87,353)	(44,310)	(210,160)
Issuance of letters of credit		8,883	4,506	-
Redemption of letters of credit		(206,957)	(104,979)	(161,664)
Senior bond issuances		1,477,378	749,400	303,722
Redemption of senior bonds and payments of interest		(505,668)	(256,500)	(24,771)
Interest received		3,113,755	1,579,452	1,604,287
Interest paid		(1,417,790)	(719,174)	(828,248)
Dividends received from investments in other companies	13	1,642	833	638
Fees and commissions received	29	622,819	315,925	295,969
Fees and commissions paid	29	(121,824)	(61,795)	(52,840)
Income tax paid	16	(175,184)	(88,862)	(60,087)
Net cash from (used in) operating activities		2,998,012	1,520,742	(155,140)

BANCO SANTANDER CHILE AND AFFILIATES
CONSOLIDATED STATEMENTS OF CASH FLOW
For the periods ending

		December 31,	December 31,
		2009	2009	2008
	NOTE	ThUS$	MCh$	MCh$

B - CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant and equipment	15	(23,176)	(11,756)	(19,562)
Sales of property, plant and equipment		34,322	17,410	12,014
Purchases of investments in other companies	13	(63)	(32)	-
Sales of investments in other companies	13	412	209	386
Purchases of intangible assets	14	(66,949)	(33,960)	(38,177)
Net cash used in investment activities		(55,454)	(28,129)	(45,339)

C - CASH FLOW FROM FINANCING ACTIVITIES:
From shareholders’ financing activities		(601,481)	(305,101)	(40,882)
Increase of other obligations		80,607	40,888	27,044
Subordinated bond issuances		11,856	6,014	145,421
Redemption of subordinated bonds and interest payments		(273,451)	(138,708)	(12,728)
Dividends paid	25	(420,493)	(213,295)	(200,619)
From minority shareholder financing activities		674	342	(33)
Increases of capital		11,040	5,600	-
Dividends and/or withdrawals paid		(10,366)	(5,258)	(33)
Net cash used in financing activities		(600,807)	(304,759)	(40,915)

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		2,341,751	1,187,854	(241,394)

E - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		2,066,563	1,048,264	1,289,658

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	5	4,408,314	2,236,118	1,048,264

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES:

Corporate Information

Banco Santander Chile (formerly Banco Santiago) is a corporation (sociedad anónima bancaria) organized under the laws of the Republic of Chile, that provides a broad range of general banking services to its customers, from individuals to major corporations. Banco Santander Chile and its affiliates (collectively referred to herein as the “Bank” or “Banco Santander Chile”) offer commercial and consumer banking services, and provide other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment fund management, and investment banking.

A Special Meeting of Shareholders of Banco Santiago was held on July 18, 2002, the minutes of which were notarized as a public deed on July 19, 2002 at the Notarial Office of Santiago before Notary Nancy de la Fuente Hernández, and it was agreed to merge Banco Santander Chile with Banco Santiago by merging the former into the latter, which acquired the former’s assets and liabilities. It was likewise agreed to dissolve Banco Santander Chile in advance and change the name of Banco Santiago to Banco Santander Chile. This change was authorized by Resolution #79 of the Superintendency of Banks and Financial Institutions, adopted on July 26, 2002, published in the Official Journal on August 1, 2002 and registered on page 19,992 under number 16,346 for the year 2002 in the Registry of Commerce of the Curator of Real Estate of Santiago.

In addition to the amendments to the bylaws discussed above, the bylaws have been amended on multiple occasions, the last time at the Special Shareholders Meeting of April 24, 2007, the minutes of which were notarized as a public deed on May 24, 2007 at the Notarial Office of Nancy de la Fuente Hernández. This amendment was approved pursuant to Resolution #61 of June 6, 2007 of the Superintendency of Banks and Financial Institutions. An extract thereof and the resolution were published in the Official Journal of June 23, 2007 and registered in the Registry of Commerce for 2007 on page 24,064 under number 17,563 of the aforementioned Curator.

By means of this last amendment, Banco Santander Chile, pursuant to its bylaws and as approved by the Superintendency of Banks and Financial Institutions, may also use the names Banco Santander Santiago or Santander Santiago or Banco Santander or Santander.

a) Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF), a regulatory agency. Article 15 of the General Banking Law states that, in accordance with the laws, banks must use the accounting criteria issued by the Superintendence and that, in any situation not provided for therein, provided it is not contrary to its instructions, must abide by the generally accepted accounting principles, which correspond with the technical standards issued by the Colegio de Contadores de Chile AG (Association of Chilean Accountants) (approved by the National Council at its session held on December 21, 2009, issuing updates for Technical Bulletins #79 and #80), which coincide with the International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board (IASB). In the event of discrepancies between the accounting principles and the accounting criteria issued by the SBIF (Compendium of Accounting Standards), the latter will prevail.

The financial statements for the period ending December 31, 2009 were the first prepared according to the Compendium of Accounting Standards. This legislation incorporates the following important aspects:

- Significant changes in accounting policies, valuation criteria, and forms of presentation of financial statements.
- A significant increase in the information included in the notes to the financial statements.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Note 02 “Accounting Changes” contains a reconciliation, pursuant to the new legislation, between the balances in the Consolidated Statements of Financial Position at the beginning and end of the period ended December 31, 2008 and the related Consolidated Statements of Income generated in that period and, accordingly, reflected in the Bank’s financial statements.

The notes to the financial statements contain information in addition to that presented in the Consolidated Statement of Financial Position, Statement of Income, Statement of Comprehensive Income, Statement of Changes in Shareholders’ Equity, and Statement of Cash Flow. They provide narrative descriptions or details of these statements in a clear, relevant, reliable, and comparable format.

b) Basis of consolidation for the Consolidated Financial Statements

The Consolidated Financial Statements include the preparation of separate (individual) financial statements of the Bank and the companies that participate in the consolidation as of December 31, 2009 and 2008 and January 1, 2008, and include the adjustments and reclassifications needed to make the accounting policies and valuation criteria applied by the Bank uniform, in accordance with the Compendium of Accounting Standards issued by the SBIF.

Affiliates

“Affiliates” are defined as entities over which the Bank has the ability to exercise control, which is generally but not exclusively reflected by the direct or indirect ownership of at least 50% of the investee’s voting rights, or even if this percentage is lower or zero when the Bank is granted control pursuant to agreements with the investee’s shareholders. Control is understood as the power to significantly influence the investee’s financial and operating policies, so as to profit from its activities.

The financial statements of the Affiliates are consolidated with those of the Bank through the global integration method (line by line). Accordingly, all the balances and transactions between the consolidated companies are eliminated through the consolidation process.

In addition, third parties’ shares in the Consolidated Bank’s equity are presented as “Minority interests” in the Consolidated Statement of Financial Position. Their shares in the year’s income are presented under “Income attributable to minority interests” in the Consolidated Statement of Income.
The following companies are considered “Associated entities” in which the Bank holds equity and accounts for it through the equity method:

	Percentage Share
	As of December 31,			As of December 31,			As of January 1,
Affiliates	2009			2008			2008
	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %

Santander Corredora de Seguros Limitada (formerly Santander Leasing S.A.) (*)	99.75	0.01	99.76	99.75	0.01	99.76	99.50	-	99.50
Santander S.A. Corredores de Bolsa	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asset Management S.A. Administradora General de Fondos	99.96	0.02	99.98	99.96	0.02	99.98	99.96	0.02	99.98
Santander S.A. Agente de Valores	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Santander Servicios de Recaudación y Pagos Limitada	99.90	0.10	100.00	99.90	0.10	100.00	99.90	0.10	100.00
Santander Corredora de Seguros Limitada (*)	-	-	-	-	-	-	99.99	-	99.99

(*)This Company was merged pursuant to Articles 9 and 10 of Law 18,045 and the dispositions of Chapter 18-10 of the Updated Compendium of Standards of the Superintendency of Banks and Financial Institutions, at a Special Shareholders’ Meeting of the Subsidiary Santander Corredora de Seguros S.A. held on October 1, 2008, at which the merger by absorption of the Subsidiary Santander Corredora de Seguros Limitada by Santander Corredores de Seguros S.A. (formerly Santander Leasing S.A.) was approved. During 2008, Santander Leasing S.A. changed its corporate name to Santander Corredora de Seguros S.A. due to its subsequent merger with Santander Corredora de Seguros Limitada; it thereafter changed its corporate name again, ultimately becoming Santander Corredora de Seguros Limitada.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Associated entities

Associated entities are those entities over which the Bank may exercise significant influence but not control or joint control, usually because it holds 20% or more of the entity’s voting power.  Investments in associated entities are accounted for pursuant to the “equity method.”

The following companies are considered “Associated entities” in which the Bank accounts for its participation pursuant to the equity method:

	Percentage of Interest
Associated entities	As of December 31,	As of December 31,	As of January 1,
	2009	2008	2008
Redbank S.A.	33.42%	33.42%	33.42%
Transbank S.A.	32.71%	32.71%	32.71%
Centro de Compensación Automatizado	33.33%	33.33%	33.33%
Sociedad Interbancaria de Depósito de Valores S.A.	29.28%	29.28%	29.28%
Cámara Compensación de Alto Valor S.A.	11.52%	11.52%	11.52%
Administrador Financiero del Transantiago S.A.	20.00%	20.00%	20.00%
Sociedad Nexus S.A.	12.90%	12.90%	12.90%

Special Purpose Entities

According to the Compendium of Accounting Standards, the Bank must continuously analyze its perimeter of consolidation.   The key criteria for such analysis is the degree of control held by the Bank over a given entity, not the percentage of holding  in such entity’s equity.

In particular, as set forth by International Accounting Standard #27 (IAS 27) and by the Standard Interpretations Committee #12 (SIC 12), issued by the IASB, the Bank must determine the existence of Special Purpose Entities (SPEs), which must be included in its perimeter of consolidation.  The following are the main characteristics for SPEs that should be included in the perimeter of consolidation:

•	The SPEs’ activities have essentially been conducted on behalf of the company that presents the consolidated financial statements and in response to its specific business needs.
•
The necessary decision making authority is held to obtain most of the benefits from these entities’ activities, as well as the rights to obtain most of the benefits or other advantages from such entities.

•	The entity essentially retains most of the risks inherent to the ownership or residuals of the SPEs or its assets, for the purpose of obtaining the benefits from its activities.

This assessment is based on methods and procedures which consider the risks and profits retained by the Bank, for which all the relevant factors, including the guarantees furnished or the losses associated with collection of the related assets retained by the Bank, are taken into account. As a consequence of this assessment, the Bank concluded that it exercised control over the following entities:

- Santander Gestión de Recaudación y Cobranza Limitada.
- Multinegocios S.A.
- Servicios Administrativos y Financieros Limitada.
- Fiscalex Limitada.
- Multiservicios de Negocios Limitada.
- Bansa Santander S.A.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

At the beginning of 2009, Multimedios S.A. changed its line of business and as a result its income no longer depended mainly on transactions with the Bank. Consequently, it was determined that the Bank no longer exercised control over it and therefore should be excluded from the perimeter of consolidation since March 2009.Investments in other companies

Entities in which the Bank has no control or significant influence are presented in this category. These holdings are shown at purchase value (historical cost).

c) Minority interests

Minority interests represents the portion of earnings and losses and net assets which the Bank does not own, either directly or indirectly. It is presented separately in the Consolidated Statement of Income, and separately from shareholders equity in the Consolidated Statement of Financial Position.

In the case of Special Purpose Entities (SPEs), 100% of their Income and Shareholders’ Equity is presented in minority interest, since the Bank only has control but not actual ownership thereof.

d) Operating segments

The Bank discloses separate information for each operating segment that:

    i.  has been identified;
   ii.  exceeds the quantitative thresholds stipulated for a segment.

Operating segments with similar economic characteristics often have a similar long-term financial performance. Two or more segments can be combined only if aggregation is consistent with the basic principles of the International Financial Reporting Standards (IFRS) 8 and the segments have similar economic characteristics and are similar in each of the following respects:

i.	the nature of the products and services;
ii.	the nature of the production processes;
iii.	the type or category of customers that use their products and services;
iv.	the methods used to distribute their products or services; and
v.	if applicable, the nature of the regulatory framework, for example, banking, insurance, or utilities.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	Its reported income, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external income of all the operating segments.

ii.
The absolute value of its reported profit or loss is 10% or more, in absolute terms, of the greater of: (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.

iii.	Its assets represent 10% or more of the combined assets of all the operating segments.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Operating segments that do not reach any of the quantitative thresholds may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the financial statements.

Information on other business activities of the operating segments not separately reported is combined and disclosed in the “Other segments” category.

According to the information presented, the Bank’s segments were determined under the following definitions:

Operating segments: An operating segment is a component of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the entity’s chief executive officer to make decisions about resources allocated to the segment and assess its performance; and
iii.	for which separate financial information is available.

e) Functional and presentation currency

According to International Accounting Standard #21 (IAS 21), the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency which influences its structure of costs and revenues, has been defined as the functional and presentation currency.

Accordingly, all the balances and transactions denominated in currencies other than the Chilean Peso are treated as “foreign currency.”

For presentation purposes we had translated million Chilean pesos (MCh$) into thousand US dollars (ThUS$) using the rate as indicated below, for the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income and for the Consolidated Statement of Cash Flow for the period ended as of December 31, 2009.

f) Foreign currency transactions

According to the new Compendium of Accounting Standards and in accordance with IAS 29 “Financial Reporting in Hyperinflationary Economies,” a price-level restatement is applicable only when the entity’s functional currency is a currency corresponding to a hyperinflationary economy (an economy with 100% inflation during a 3-year period). Since the Chilean economy does not fulfill this requirement, it is not necessary for the Bank to use price-level restatement.

Furthermore, the Bank grants loans and accepts deposits in amounts denominated in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies and only held by the Bank are translated to Chilean pesos based on the market rate published by Reuters at 1:30 p.m. on the last business day of every month; the rate used was $507.25 per US$1 as of December 31, 2009 ($641.25 per US$1 as of December 31, 2008 and $497.78 per US$1 as of January 1, 2008). The Affiliates record their foreign currency positions at the exchange rate reported by the Central Bank of Chile at the close of operations on the last business day of the month, amounting to $507.10 per US$1 as of December 31, 2009 ($636.45 per US$1 as of December 31, 2008 and $496.89 per US$1 as of January 1, 2008).

Since the use of these exchange rates does not create significant differences, these criteria have been kept in the consolidated financial statements.

The amounts of net foreign exchange profits and losses includes recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

g) Definitions and classification of financial instruments

i.  Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity, and simultaneously to a financial liability or equity instrument of another entity.

A “capital instrument” or “net equity instrument” is a legal transaction that evidences a residual interest in the assets of the entity which issues it after deduction of all its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to the changes in an observable market variable (such as an interest rate, a foreign exchange rate, a financial instrument price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

ii.  Classification of financial assets for measurement purposes

The financial assets are initially classified into the various categories used for management and measurement purposes.

Financial assets are included for measurement purposes in one of the following categories:

-
Portfolio of trading investments (at fair value with the changes recorded in the Consolidated Statement of Income): this category includes the financial assets acquired for the purpose of generating a profit in the short term from fluctuations in their prices. This category includes the portfolio of trading investments and financial derivative contracts not designated as hedging instruments.

-
Available-for-sale investment instrument portfolio: debt instruments not classified as “held-to-maturity investments,” “Credit investments (loans and accounts receivable from customers or interbank loans)” or “Financial assets at fair value through profit or loss.” Available for sale investments are initially recorded at cost, which includes transactional costs. Available-for-sale instruments are subsequently valued at their fair value, or based on appraisals made with the use of internal models when appropriate. Unrealized profits or losses stemming from changes of fair value are recorded as a debit or credit to equity accounts (“Valuation accounts”). When these investments are divested or become impaired, the adjustments to accumulated fair value in equity are transferred to the Consolidated Statement of Income under “Net income from financial operations.”

-
Held-to-maturity instrument portfolio: this category includes debt securities traded on an active market, with a fixed maturity, and with fixed or determinable payments, for which the Bank has both the intent and a proven ability to hold to maturity. Held to maturity investments are recorded at their cost plus interest earned, minus provisions for impairment established when their recorded value exceeds the estimated recoverable value.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

-
Credit investments (loans and accounts receivable from customers or interbank loans): this category includes financing granted to third parties, based on their nature, regardless of the type of borrower and the form of financing. Includes loans and accounts receivable from customers, interbank loans, and financial lease transactions in which the consolidated entities act as lessors.

iii.  Classification of financial assets for presentation purposes

Financial assets are classified by their nature into the following line items in the consolidated financial statements:

-
Cash and deposits in banks: Cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts placed in overnight transactions will continue to be reported in this line item and in the lines or items to which they correspond. If there is no special item for these transactions, they will be included with the reported accounts.

-
Unsettled transactions: This item includes the values of swap instruments and balances of executed transactions which contractually defer the payment of purchase-sale transactions or the delivery of the foreign currency acquired.

-
Trading investments: This item includes financial instruments intended to be traded and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-
Financial derivative contracts: Financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or hedging, as shown in Note 08 to the Consolidated Financial Statements.

-	Trading derivatives: Includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.
-
Hedging derivatives: Includes the fair value of derivatives designated as hedging instruments in hedge accounting, including the embedded derivatives separated from the hybrid financial instruments designated as hedging instruments in hedge accounting.

-	Interbank loans: This item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in the preceding items.

-
Loans and accounts receivable from customers: These loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and benefits incidental to the leased asset, the transaction is presented in loans.

-
Investment instruments: These are classified into two categories: held-to-maturity investments and available-for-sale instruments. The held-to-maturity investment category includes only those instruments for which the Bank has the ability and intent to hold them until their maturity. Other available for sale investments are treated as available for sale.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Available for sale investments are initially recorded at cost, which includes transactional costs. Available-for-sale instruments are subsequently valued at their fair value according to market prices or valuations determined through the use of models. Unrealized profits or losses resulting from changes of fair value are recorded as a debit or credit to equity accounts. When these investments are divested or become impaired, the adjustments to accumulated fair value in equity are transferred to the Consolidated Statement of Income under “Net income from financial operations.”

Held to maturity investments are recorded at their cost plus interest earned, minus provisions for impairment losses established when their book value exceeds the estimated recoverable value.

iv.  Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes.

Financial liabilities are classified for measurement purposes into one of the following categories:

-
Financial liabilities held for trading (at fair value through profit or loss): Financial liabilities issued to generate a short-term profit from fluctuations in their prices, financial derivatives not deemed to qualify for hedge accounting and financial liabilities arising from definitive sales of financial assets purchased under resale agreements or borrowed (“short positions”).

-
Financial liabilities at amortized cost: financial liabilities, regardless of their type and maturity, not included in any of the aforementioned categories which arise from the borrowing activities of financial institutions, whatever their form and maturity.

v.  Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following line items in the consolidated financial statements:

-
Demand deposits and other demand obligations. This item includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations; i.e., operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Unsettled transactions: This item includes the balances of asset purchases that are not settled on the same day and for sales of foreign currencies not delivered.

-	Securities repurchase and loan contracts: This item includes the balances of sales of financial instruments under securities repurchase and loan agreements.

-	Time deposits and other liabilities: This item shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

-	Financial derivative contracts: This item includes financial derivative contracts with negative fair values, whether they are for trading or for account hedging purposes, as set forth in Note 08.

-	Trading derivatives: Includes the fair value of the financial derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

-
Hedging derivatives: Includes the fair value of the derivatives designated as hedge accounting instruments, including embedded derivatives separated from hybrid financial instruments and designated as hedge accounting instruments.

-	Interbank borrowings: This item includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, which were not classified in any of the previous categories.

-	Debt instruments issued: This encompasses three items. They are obligations under letters of credit, subordinated bonds, and senior bonds.

-
Other financial obligations: This item includes credit obligations to persons distinct from other domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the regular course of business.

h)   Valuation of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recorded at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value based on profit or loss are adjusted by actual transaction costs. Thereafter, and at the end of each accounting period, they are valued pursuant to the following criteria:

i.    Valuation of financial assets

Financial assets are valued according to their fair value, gross of any transaction costs that may be incurred for their sale, except for loans and accounts receivable.

The “fair value” of a financial instrument on a given date is the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm’s length transaction, acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid on an active, transparent, and deep market (“quoted price” or “market price”).

If there is no market price for a given financial instrument, its fair value is estimated based on the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, considering the specific features of the instrument to be valued, and particularly, the various types of risk associated with it.

All derivatives are recorded in the Consolidated Statements of Financial Position at the fair value from their trade date. If their fair value is positive, they are recorded as an asset, and if their fair value is negative, they are recorded as a liability. The fair value of the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net income from financial operations” in the Consolidated Statement of Income.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure over the counter (OTC) derivatives.

The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models among other methods.

“Loans and accounts receivable from customers” and “Held-to-maturity instrument portfolio” are measured at amortized cost using the “effective interest method.” “Amortized cost” is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, by repayments of principal and the cumulative amortization (recorded in the income statement) of the difference between the initial cost and the maturity amount. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable hedged by fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, are a part of the financial return. For floating-rate financial instruments, the effective interest rate coincides with the rate of return prevailing until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying assets and are settled by delivery of those instruments are measured at acquisition cost, adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recorded  represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets leased out under leasing and rental agreements, assets acquired under repurchase agreements, securities loans and derivatives.

ii. Valuation of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii. Valuation techniques

Financial instruments at fair value, determined on the basis of quotations in active markets, include government debt securities, private sector debt securities, shares, short positions, and fixed-income securities issued.

In cases where quotations cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs and, in very specific cases, they use significant inputs not observable in market data. Various techniques are employed to make these estimates, including the extrapolation of observable market data and extrapolation techniques.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market date, mainly interest rates.

The main techniques used as of December 31, 2009 and 2008 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.
In the valuation of financial instruments permitting static hedging (mainly “forwards” and “swaps”), the “present value” method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii.
In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii.
In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments arising from the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, the quoted market price of raw materials and shares, volatility and prepayments, among other things. The valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

iv. Recording results

As a general rule, changes in the carrying amount of financial assets and liabilities are recorded in the Consolidated Statement of Income, distinguishing between those arising from the accrual of interest, which are recorded under interest income or interest expense as appropriate, and those arising for other reasons. Finally they are recorded at their net amount under net income from financial operations.

In the case of trading investments, the fair value adjustments, interest income, indexation adjustments, such as realized profits/losses from trading, are included in the Consolidated Statement of Income under “Net income from financial operations.”

Adjustments due to changes in fair value from:

-
“Available-for-sale instruments” are recorded as part of the Bank’s consolidated net equity (Other comprehensive income) until they are removed from the Consolidated Statements of Financial Position in which they originated, at which time they are recorded in the Consolidated Statement of Income.

-
Items debited or credited to “valuation accounts - Available-for-sale instruments” remain in the Bank’s consolidated net equity until the related assets are removed, whereupon they are charged to the Consolidated Statement of Income.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

v. Hedging transactions

The consolidated entities use financial derivatives for the following purposes:
i)	to sell to customers who request these instruments in the management of their market and credit risks,
ii)	to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and
iii)	to obtain profits from changes in the price of these derivatives (“trading derivatives”).

All financial derivatives that do not qualify for hedge accounting are accounted for as “trading derivatives.”

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:
a.
Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

	b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecasted transactions (“cash flow hedge”);
	c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:
	a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).
	b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.
In fair value hedges, the profits or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recorded directly in the Consolidated Statement of Income.

In fair value hedges of interest rate risk on a portfolio of financial instruments, the profits or losses that arise in measuring the hedging instruments are recorded directly in the Consolidated Statement of Income, whereas the profits or losses due to changes in the fair value of the hedged amount (attributable to the hedged risk) are recorded in the Consolidated Statement of Income with an offset to “Adjustments to financial assets for macro-hedges” or “Adjustments to financial liabilities for macro-hedges,” as applicable.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

b.
In cash flow hedges, the effective portion of the change in value of the hedging instrument is recorded temporarily in Other comprehensive income under “Valuation adjustments - Cash flow hedges” until the forecasted transaction occurs, thereafter being recorded in the Consolidated Statement of Income, unless the forecasted transaction results in the recognition of non-financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recorded directly in the Consolidated Statement of Income.

c.
The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions is recorded directly in the Consolidated Statement of Income under “Income from financial operations”.

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a “trading derivative.” When “fair value hedge accounting” is discontinued, the adjustments previously recorded on the hedged item are attributed to income using the effective interest rate method, recalculated at the date the hedge is discontinued.  The adjustments are fully amortized at maturity.

When “cash flow hedges” are discontinued, any cumulative profit or loss of the hedging instrument recorded in Other comprehensive income under “Valuation adjustments” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative profit or loss is recorded immediately in the Consolidated Statement of Income

vi. Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as “Other financial assets (liabilities) at fair value through profit or loss” or as “Portfolio of trading investments.”

vii.  Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if the subsidaries currently have a legally enforceable right to offset the recorded amounts and intend either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

viii.  Removal of financial assets and liabilities from accounts

The accounting treatment of transfers of financial assets depends on the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.
If the Bank transfers substantially all the risks and rewards to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the assignor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is removed form the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

ii.
If the Bank retains substantially all the risks and rewards associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements to repurchase at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not removed from the Consolidated Statements of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

1.	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

2.	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred on the new financial liability.

iii.
If the Bank neither transfers nor substantially retains all the risks and rewards associated with the transferred financial asset — as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases — the following distinction is made:

1.
If the transferor does not retain control of the transferred financial asset, the asset is removed from the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer are recorded.

2.
If the transferor retains control of the financial asset transferred, it continues to be recorded in the Consolidated Statements of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only removed from the Consolidated Statements of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards have been substantially transferred to third parties. Similarly, financial liabilities are only removed from the Consolidated Statements of Financial Position when the obligations they generate have been terminated or when they are acquired with the intent to either cancel or resell them.

i) Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.  Interest revenue, interest expense and similar items

Interest revenue and expense are recorded on an accrual basis using the effective interest method. Dividends received from other companies are recorded as revenue when the consolidated entities’ right to receive them arises.

However, when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Consolidated Statement of Income unless they have been actually received.

As  interest and adjustments are generally referred to as “suspended” and are recorded in memorandum accounts which are part of the Consolidated Statements of Financial Position and are reported as part of the complementary information thereto (Note 28).

Dividends received from companies and classified as “Investments in other companies” are recorded  as income when the right to receive them arises.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

ii. Commissions, fees, and similar items

Fee and commission income and expenses are recorded in the Consolidated Statement of Income using criteria that vary according to their nature. The main criteria are:

-	Those arising from transactions or services that are performed over a period of time are recorded throughout the life of such transactions or services.
-	Those relating to services provided in a single action are recorded when the action from which they originate occurs.

iii. Non-finance income and expenses

These are recorded for accounting purposes on an accrual basis.

iv. Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are accrued and recorded in the Consolidated Statement of Income over the term of the loan. For loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recorded immediately in the Consolidated Statement of Income.

j) Impairment

i. Financial assets:

A financial asset is evaluated on each financial statement filing date to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets that can be reliably estimated. It might not be possible to identify a single event that was the individual cause of the impairment.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated cash flows, discounted at the effective interest rate.

An impairment loss relating to a financial asset available for sale is calculated based on its fair value.

Individually significant financial assets are individually tested to determine their impairment. The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recorded in income. Any cumulative loss relating to a financial asset available for sale previously recorded in equity is transferred to income.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. In the case of financial assets recorded at amortized cost and for the financial assets available for sale that are securities for sale, the reversal is recorded in income. In the case of financial assets that are variable-rate securities, the reversal is directly recorded in equity.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

ii. Non-financial assets:

The Bank’s non-financial assets, excluding investment properties, are reviewed at each closing date to determine whether they show signs of impairment. If such evidence exists, the amount to be recovered from the assets is then estimated.

In connection with other assets, impairment losses recorded in prior periods are assessed at each filing date in search of any indication that the loss has decreased or disappeared and should be reversed. An impairment loss is reversed to the extent that it is not in excess of the cumulative impairment loss that has been recorded.

k) Property, plant and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i. Property, plant and equipment for own use

Property, plant and equipment for own use (including, among other things, tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases) are presented at acquisition cost less the related accumulated depreciation and, if applicable, estimated losses resulting from comparing the net carrying amount of each item with the related recoverable amount.

For these purposes, the acquisition cost of awarded assets is equivalent to the net amount of the financial assets surrendered in exchange for its award.

Depreciation is calculated using the straight line method over the acquisition cost of assets minus their residual value,  assuming that the land on which buildings and other structures sit has an indefinite life and, therefore, is not subject to amortization.

The Bank must apply the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful Life (Months)

Land	-
Paintings and works of art	-
Assets retired for disposal	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
Computational systems and software	36
ATM’s	60
Machines and equipment in general	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Installations in general	120
Security systems (acquisitions since October 2002)	120
Buildings	1,200

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

The consolidated entities assess at the reporting date whether there is any indication that the carrying amount of any of their tangible assets’ exceeds its recoverable amount; if this is the case, the carrying amount of the asset is reduced to its recoverable amount and future amortization charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life, if the useful life needs to be re-estimated.

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities record the reversal of the impairment loss recorded in prior periods and adjust the future amortization charges accordingly.  In no circumstance may the reversal of an impairment loss on an asset increase its carrying value above the one it would have had if no impairment losses had been recorded in prior years.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at least at the end of the reporting period to detect significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the amortization charge to be recorded in the Consolidated Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets (property, plant and equipment) held for own use are recorded as an expense in the period in which they are incurred.

ii. Assets leased out under an operating lease

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to property, plant and equipment held for own use.

l) Leasing

i. Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value, which is generally the exercise price of the lessee’s purchase option at the end of the lease term, is recorded as loans to third parties and is therefore included under “Loans and accounts receivable from customers” in the Consolidated Statements of Financial Position.

When the consolidated entities act as lessees, they show the cost of the leased assets in the Consolidated Statements of Financial Position based on the nature of the leased asset, and simultaneously record a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

In both cases, the finance revenues and finance expenses arising from these contracts is credited and debited, respectively, to “Interest income” and “Interest expense” in the Consolidated Statement of Income so as to achieve a constant rate of return over the lease term.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

ii. Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessor, they present the acquisition cost of the leased assets under “PP&E” (property, plant and equipment). The depreciation policy for these assets is consistent with that for similar items of tangible assets (property, plant and equipment) held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Consolidated Statement of Income.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Administrative and other expenses” in their Consolidated Statement of Income.

iii.  Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of sale. In the case of finance leasebacks, the profit or loss generated is amortized over the lease term.

m) Factored receivables

Factored receivables are valued at the amount disbursed by the Bank in exchange for invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Consolidated Statement of Income through the effective interest method over the financing period.

When the assignment of these instruments involves no liability for the assignor, the Bank assumes the risks of insolvency of the parties responsible for payment.

n) Intangible assets

Intangible assets are identified as non-monetary assets (separate from other assets) without physical substance which arise as a result of a legal transaction or are developed internally by the consolidated entities. They are assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Internally developed computer software

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

The estimate of useful life for software is 3 years.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

o) Cash and cash equivalents

For the preparation of the cash flow statement, the indirect method was used, beginning with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as investment or financing activities.

For the preparation of the cash flow statement, the following items are considered:

i.	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.
ii.	Operational activities: Normal activities performed by banks and other activities that cannot be classified as investing or financing activities.
iii.	Investing activities: The acquisition, sale, or disposal by other means of long-term assets and other investments not included in cash and cash equivalents.
iv.	Financing activities: Activities that result in changes in the size and composition of net assets and liabilities that are not part of operational activities or investments.

p) Allowances for loan losses

The Bank records allowances for probable loan losses in accordance with the instructions issued by the Superintendency of Banks and Financial Institutions and the models for rating and evaluating credit risk approved by the Bank’s Board of Directors.

According to the methodology developed by the Bank, loans are divided into three categories:

i.	Consumer loans,
ii.	Mortgage loans, and
iii.	Commercial loans.

The internal risk models used to calculate the allowances are described as follows:

Allowances for individual evaluations on commercial loans

The Bank assigns a risk category to each borrower and the respective loans. The Bank also considers the following risk factors in its analysis: the borrower’s industry or sector, its owners or managers, its financial condition, and its payment capacity and payment behavior.

The Bank assigns one of the following risk categories to each loan of a borrower:

i.	Categories A1, A2 and A3 correspond to borrowers with no apparent credit risk.
ii.	Category B corresponds to borrowers with some credit risk but no apparent impairment of payment capacity.
iii.	Categories C1, C2, C3, C4, D1, and D2 correspond to borrowers whose loans have become impaired.

For loans classified as A1, A2, A3, and B, the Bank’s Board of Directors is authorized to determine the levels of require reserves. The Bank assigns a specific level of risk to each borrower. Therefore, borrowers in the same category could potentially have different levels of risk.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

For loans classified in Categories C1, C2, C3, C4, D1, and D2, the Bank must maintain the following levels of reserves:

Classification	Estimated range of loss	Allowance

C1	Up to 3%	2%
C2	More than 3% and up to 19%	10%
C3	More than 19% and up to 29%	25%
C4	More than 29% and up to 49%	40%
D1	More than 49% and up to 79%	65%
D2	More than 79%	90%

Borrowers with insufficient payment capacity in foreseeable circumstances are classified under these categories. The categories listed above relate to a classification based on the level of expected loss of commercial loans and leasing transactions of the customer’s business as a whole, quantified according to the methodology used by the Bank.

For purposes of establishing the allowances, credits are applied the percentage associated with the estimated loss rates.

Allowances for group evaluations

These are suitable for the evaluation of a large number of borrowers whose individual loan amounts are relatively small. These models are intended to be used primarily to analyze loans to individuals and small companies.

Levels of required allowances are determined by the Bank according to the estimated loss that may result from the loans, by classifying the loan portfolio using one or both of the following models:

ii.
A model based on the characteristics of the borrowers and their outstanding loans. Borrowers and their loans having similar characteristics can be placed into groups and each group will be assigned a risk level.

iii.	A model based on the behavior of a group of loans. Loans with similar past payment histories and similar characteristics will be placed into groups and each group will be assigned a risk level.

Group evaluation requires the identification of groups of loans which are homogeneous in terms of type of borrower and conditions, in order to estimate, through technically based and prudent approaches, both the group’s payment behavior and the recovery of impaired loans, and accordingly, determine the necessary portfolio risk allowances.

Banks may use two alternative methods to determine the allowances for retail loans that are evaluated in a group. The first method relies on experience to explain the payment behavior of each homogeneous group of borrowers and recovery by enforcement of securities and collection actions when needed, so as to directly estimate an expected percentage of loss that will be applied to the amount of the group’s loans. Under the second, the Bank’s debtors are segmented into homogeneous groups as indicated above, each having a specific probability of default and a recovery rate based on a historical analysis.  The allowances are determined by the estimated failure rate considering the recovery percentage and the total loans of the respective group.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

In both methods, the estimated loss is related to the type of portfolio and the term of the loan operations.

For consumer loans, guarantees are not considered for the purpose of estimating the expected loss.

Allowances are recorded in accordance with the methods used by each bank. In all cases, the banks distinguish between the allowances for the normal and substandard loanss, and those which cover the contingent credit risks associated with those portfolios.

The allowance models developed with loss and profile methodologies must be periodically adjusted or calibrated to reflect more current information in their bases for prediction, so as to have more robust models with which to estimate losses.

Allowances for mortgage and consumer loans

The allowance for mortgage and consumer loans is calculated based on the maturity date of the loan.

All consumer and mortgage loans are assigned a rating on an individual basis using a sophisticated automated statistical model that considers the borrowers’ credit behavior. Once a customer’s rating has been determined, the allowance for mortgage or consumer loans is calculated using a risk category and a related percentage, which is directly related to the maturity date of the loan.

Additional allowances

Under the SBIF banking regulations, banks are permitted to establish allowances in excess of the limits described above, but only to cover specific risks that have been authorized by their Boards of Directors.

Charge-offs

As a general rule, charge-offs must be made when the contractual rights over cash flows expire. For loans, even when the foregoing has not occurred, charge-offs must be made against the respective asset balances in accordance with Title II, Chapter B-2, of the SBIF’s Compendium of Accounting Standards.

The charge-offs remove the asset corresponding to the relevant transaction from the Statement of Financial Position, including the portion that may not have become due in the case of an installment loan or a leasing transaction (there are no partial charge-offs).

Charge-offs must always be recorded through a charge against the loan loss allowances established as prescribed in Chapter B-1 of the Compendium of Accounting Standards, whatever the cause of the charge-off may be.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Beginning this year, charge-offs of loans and accounts receivable are based on due, past-due and current installments, and the term must run from the commencement of the arrears, i.e., the charge-off must be recorded when the arrears on an installment or portion of a loan in a given transaction reaches the time limit for charge-off stipulated below:

Type of loan	Term

Consumer credits, with or without collateral	6 months
Other transactions without collateral	24 months
Commercial credits with collateral	36 months
Housing mortgage credits	48 months
Leasing of consumer goods	6 months
Other non-real estate leasing transactions	12 months
Real estate leasing (commercial or housing)	36 months

The term is the time elapsed from the date on which the payment of all or a part of the obligation in arrears becomes enforceable.

Subsequent payments obtained from charged-off operations must be recorded in the Consolidated Statement of Income as Recoveries of charged-off loans.

Any renegotiation of a previously charged-off loan will not give rise to income as long as the transaction continues to be deemed impaired; the payments actually received must be treated as recoveries of charged-off loans.

A renegotiated loan may be reclassified as assets only if it ceases to be impaired; the income from its reclassification as an asset must likewise be recorded as a recovery of charged-off loans.

Recoveries of previously charged-off loans and accounts receivable

Recoveries of previously charged-off loans and accounts receivable from customers are recorded directly to revenue and presented as a reduction of the provision for loan losses.

q) Provisions, contingent assets and contingent liabilities

Provisions are liabilities in which uncertainty exists as to their amount or maturity. Provisions are recorded in the Consolidated Statements of Financial Position when the following requirements are simultaneously met:

i.	It is a present liability as a result of past events; and
ii.	As of the date of the financial statements it is likely that the Bank will have to expend resources to settle these obligations and the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any rights or obligations arising from past events whose existence will be confirmed only if one or more uncertain future events that are not under the Bank’s control occur.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

The following are classified as contingent in the complementary information:

i.
Guarantees and bonds: Guarantees, bonds, and standby letters of credit referred to in Chapter 8-10 of the Updated Compilation of Standards. In addition, guarantees of payment from buyers in factored receivables, as provided in Chapter 8-38 of that Compilation.

ii.	Confirmed foreign letters of credits: Letters of credit confirmed by the Bank.

iii.	Documentary letters of credit: Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

iv.	Documented guarantees: Guarantees with promissory notes as provided for in Chapter 8-11 of the Updated Compilation of Standards.

v.	Interbank guarantees: Guarantees issued as provided in Title II of Chapter 8-12 of the Updated Compilation of Standards.

vi.	Unrestricted credit lines: The unused amount of credit lines that allow customers to draw without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

vii.
Other credit commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed future date when events contractually agreed upon with the customer occur, such as in the case of lines of credit linked to the progress of a construction or similar projects.

viii.
Other contingent credits: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

The consolidated annual accounts reflect all significant provisions for which it is estimated that the probability of having to meet the obligation is more likely than not.

Provisions (which are quantified using the best available information on the consequences of the event and are re-estimated at each accounting close) are used to address the specific liabilities for which they were originally recorded. Partial or total reversals are recorded when such liabilities cease to exist or decrease.

Provisions are classified according to the liabilities they cover as follows:

-	Provisions for staff salaries and benefits.
-	Provisions for mandatory dividends.
-	Provisions for contingent credit risks.
-	Provisions for contingencies.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

r) Deferred income taxes and other deferred taxes

The Bank records, when appropriate, deferred tax liabilities for the estimated future tax effects attributable to differences between the book values of liabilities and their tax values. The measurement of deferred tax liabilities is based on the tax rate, according to the applicable tax laws, using the tax rate for the year in which the deferred liability is realized or settled.  The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law approving such changes is published.

s) Use of estimates

The preparation of the financial statements requires Management to make estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may diverge from these estimates.

In certain cases, generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold, or in the case of a liability, could be incurred or settled, in a current transaction between willing parties instead of a forced settlement or sale. Where available, quoted market prices in active markets have been used as the basis for measurement. Where quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of modeling and other valuation techniques.

The Bank has established allowances to cover possible losses in accordance with regulations issued by the Superintendency of Banks and Financial Institutions. These regulations require that, to estimate the allowances, they must be regularly evaluated taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provisions for loan losses” in the Consolidated Statement of Income. Loans are charged-off when management determines that a loan or a portion thereof is uncollectible. Charge-offs are recorded as a reduction of the provisions for loan losses.

The relevant estimates and assumptions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

These estimates, made on the basis of the best available information, chiefly refer to:

- Losses for impairment of certain assets (Notes 09, 10, 22, and 12)
- The useful lives of tangible and intangible assets (Notes 14, 15, and 35)
- The fair value of assets and liabilities (Notes 06, 08, 12, and 38)
- Commitments and contingencies (Note 24)
- Current and deferred taxes (Note 16)

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

t) Non-current assets held for sale

Non-current assets (or a group which includes assets and liabilities for disposal) expected to be recovered mainly through sales rather than through continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of book value and fair value minus cost of sale.

Any impairment loss on disposal is first allocated to goodwill and then to the remaining assets and liabilities on a pro rata basis, except when no losses have been recorded in financial assets, deferred assets, employee benefit plan assets, and investment property, which are still evaluated according to the Bank’s accounting policies. Impairment losses on the initial classification of held-for-sale assets and profits and losses from the revaluation are recorded in income. Profits are not recorded if they outweigh any cumulative loss.

As of December 31, 2009 and 2008, the Bank has not classified any non-current assets as held for sale.

Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are recorded, in the case of assets received in lieu of payment, at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction.

These assets are subsequently valued at the lower of initially recorded value and net realization value, which corresponds to their fair value (liquidity value determined through an independent appraisal) minus the cost of sales associated therewith.

According to the studies conducted by the Bank, as of December 31, 2009 the average cost of sale (the cost of maintaining and divesting the asset) was estimated at 5.9% of the appraisal value; as of December 31, 2008 that average value was 6.5%, and as of January 1, 2008 it was 5.8%.

In general, it is estimated that these assets will be divested within a term of one year from the date on which they are surrendered to the Bank. In compliance with the provisions set forth in Article 84 of the General Banking Act, assets which are not sold within that term are written off in a single lump sum.

u) Earnings per share

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders in a period by the weighted average number of shares outstanding during the period.

Diluted earnings per share are determined in the same way as Basic Earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

As of December 31, 2009 and 2008 the Bank did not have instruments that generated diluting effects on shareholders’ equity.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

v) Temporary acquisition (assignment) of assets

Purchases (sales) of financial assets under non-optional resale (repurchase) agreements at a fixed price (“repos”) are recorded in the Consolidated Statements of Financial Position financial assignments (receipts) based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

w) Assets under management and investment funds managed by the Bank

The assets managed by the different companies that are within the Bank’s perimeter of consolidation (Santander Asset Management S.A., Administradora General de Fondos and Santander S.A. Sociedad Securitizadora), which are the property of third parties are not included in the Consolidated Statements of Financial Position.  The relevant management fees are included in “Fee and commission income” in the Consolidated Statement of Income.

x) Provision for mandatory dividends

As of December 31, 2009 and 2008 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares.

y) Personnel benefits

i. Defined benefit plans:

The Bank records under the “Provision for other personnel benefits” line in the Consolidated Statements of Financial Position (or in assets under “Other assets,” depending on the sign of the difference) the current value of its post-employment defined benefit obligations, net of the fair value of the “plan assets” and of the unrecorded accumulated net actuarial profits and/or losses, revealed in the valuation of these commitments which are deferred by virtue of the treatment of the so-called “fluctuation band,” and of the “Cost for past services”, the recognition of which is deferred in time as explained below.

“Plan assets” are deemed to be those with which the obligations will be settled and which meet the following requirements:

-	They are not the property of the consolidated entities, but that of legally separate third parties that are not related to the Bank.

-
They are available only to pay or fund post-employment benefits and cannot return to the consolidated entities except when the assets remaining in the plan are sufficient to fulfill all the obligations of the plan or the entity in relation to the benefits due current or past employees or to reimburse employee benefits previously paid by the Bank.

If the Bank can demand that the insurance companies pay a part or all of the disbursement required to settle a defined benefit obligation, it being practically certain that said insurer will reimburse any or all of the disbursements required to pay off that obligation, but the insurance policy does not fulfill the requirements to be a plan asset, the Bank records its right to reimbursement in assets of the Consolidated Statements of Financial Position under “Other assets,” which is treated as a plan asset in all other respects.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

“Actuarial profits and losses” are deemed to be those arising from the differences between previous actuarial assumptions and changes in actual fact, and changes in the actuarial assumptions used. For the plans, the Bank applies the “fluctuation band” criterion, whereby it records the amount determined by dividing by five the higher of the net value of the accumulated actuarial profits and/or losses not recorded at the beginning of each period and exceeding 10% of the current value of the obligations or 10% of the fair value of the assets at the beginning of the period in the Consolidated Statement of Income.

“Cost of past services” — which is originated by changes made to existing post-retirement benefits or the introduction of new benefits — is recorded in the Consolidated Statement of Income on a straight line basis over the period beginning on the date on which the new commitments arose to the date on which the employee has an irrevocable right to receive the new benefits.

Post-employment benefits are recorded in the Consolidated Statement of Income as follows:

-
The cost of services for the current period (understood as the increase in the current value of the obligations arising as a consequence of the services provided by the employees during the period) under the “Personnel expenses” item.

-
The interest expense (understood as the increase in current value of the obligations as a consequence of the passage of time which occurs during the period). When the obligations are shown in liabilities in the Consolidated Statements of Financial Position net of the plan assets, the cost of the liabilities which are recorded in the Consolidated Statement of Income reflects exclusively the obligations recorded in liabilities.

-	The expected return on assets allocated to hedge the commitments and the profits and losses in their value, minus any cost arising from their management and the taxes to which they are subject.

-	Amortization of the actuarial profits and losses in the application of the “fluctuation band” treatment and in the unrecorded past cost of services.

ii.  Seniority compensation:

Seniority compensation for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

ii.  Share-based compensation:

The allocation of equity instruments to executives of the Bank and its Affiliates as a form of compensation for their services, when those instruments are provided at the end of a specific period of employment, is recorded as an expense in the Consolidated Statement of Income under the “Personnel expenses” item, as the relevant executives provide their services over the course of the period.

These benefits do not generate diluting effects, since they are based on shares of Banco Santander S.A. (the parent company of Banco Santander Chile, headquartered in Spain).

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

z) Consolidated Statement of Changes in Equity

The Consolidated Statement of Changes in Equity presents all the changes occurring in net equity, including those produced by changes in accounting criteria and the correction of errors. Accordingly, this statement provides a reconciliation of book value at the beginning and end of the period for all items in consolidated net equity, grouping the changes into the following items based on their nature:

i.
Adjustments for changes in accounting criteria and the correction of errors: includes the changes in consolidated net equity arising as a consequence of the retroactive restatement of the financial statement balances as a consequence of changes in the accounting criteria or in the correction of errors.

ii.	Revenues and expenses recorded in the period: reflects, in aggregate form, all the items recorded in the Consolidated Statement of Income indicated above.

aa)  Consolidated Statement of Comprehensive Income

This represents the income and expenses generated by the Bank as a result of its business activity in the period, separately disclosing the income and expenses recorded in the Consolidated Statement of Income for the period and the other income and expenses recorded directly in consolidated equity.

Accordingly, this statement presents:

i.	Consolidated income for the period.

ii.	The net amount of the income and expenses temporarily recorded in consolidated equity under valuation adjustments.

iii.	The net amount of income and expenses permanently recorded in consolidated equity.

iv.
The income tax incurred from the items indicated in b) and c), above, except for valuation adjustments arising from investments in associated or multi-group companies accounted by using the equity method, which are presented net.

v.
Total consolidated income and expenses recorded, calculated as the sum of the above items, presenting separately the amount attributable to the Bank shareholders and the amounts relating to minority interests.

ab)  New accounting pronouncements

As of the date of issuance of these consolidated financial statements, the following accounting pronouncements have been issued by the IASB, although their application is not mandatory.

SBIF Circulars
Circular #3,478 dated August 17, 2009; tax treatment of allowances, charge-offs, renegotiations, and cancellation of credit granted by Banks.	Applicable to Tax Year 2010, Period 2009
Circular #3,489 dated December 29, 2009; Amendments to the Compendium of Accounting Standards.	Applications in 2009, January 2010 and July 2010

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

The importance and impacts of each of these pronouncements to be applied is explained below:

i. SBIF Circulars:

1.
Circular #3,478, which the SBIF approved jointly with the Internal Taxes Service and which is issued to adapt the special tax rules for banks for treating allowances, charge-offs, renegotiations, and cancellations of credit by banks to the adoption of the IFRS and the allowances of the Compendium of Accounting Standards which changed the financial treatment and eliminated certain concepts that were reflected in both the Law and the previous joint circular of both agencies. It will mainly favor the cancellations made by a bank in favor of a borrower, since the amount in question was previously subject to a special 35% tax rate, which is eliminated for the portion of the loan that is not covered by real guarantees, is impaired for at least one year with an estimated loss of 40% of that exposure or more, a power that the Bank did not exercise in 2009. These changes will result in a special mandatory control record and a disclosure in the Consolidated Statements of Financial Position, starting in 2010, though it is estimated that there should be no initial impact, or that it will be immaterial.

2.	Circular #3,489 amends several chapters of the SBIF’s Compendium of Accounting Standards. The significant changes, or those for subsequent application, are the following:

a.	It postpones the changes to IAS 39 which were instituted by NIIF 9, published by the IASB on November 12, 2009.

b.
Commencing in January 2010, the Bank must supplement the basis on which it currently determines the insolvency allowances for contingent operations, now including the available lines of credit, other contingent credits, and other credit commitments. The Bank must also apply the changes in risk exposure applicable to contingent credits, which appear in Chapter B-3 of the SBIF’s Compendium of Accounting Standards. The cumulative effect of these changes must be recorded in equity (retained earnings) in the Consolidated Statements of Financial Position. According to the estimates made by Management, the effect of these rule changes, net of deferred taxes, will be approximately $30,926 million.

c.
In July 2009, the SBIF issued Circular #3,476, which suspended the application of the internal models for the determination of the allowances relating to individually evaluated borrowers, which can only be applied beginning in 2012 with that agency’s authorization. In turn, Circular #3,489 provided that this amendment, together with new risk categories and new provision percentages, applicable to individually evaluated borrowers, must go into effect beginning in July 2010. The accumulated effect of these changes must be recorded in income for the period being presented in the Consolidated Statement of Income. According to the estimates made by Management, the effect of these rule changes, net of deferred taxes, would be approximately $70,716 million.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

ii. IASB Pronouncements

IASB Pronouncement	Application
NIIF 3 Revision, Business combination	Annual periods commencing July 1, 2009
Amendment of IAS 39, Election of hedged items	Annual periods commencing July 1, 2009
Amendment of IAS 27, Consolidated and separate financial statements	Annual periods commencing July 1, 2009
CINIIF 17, Distribution to owners of non-cash assets	Annual periods commencing July 1, 2009
Amendment IAS 32, Classification of rights over shares	Annual periods commencing February 1, 2010
CINIIF 15, Agreements for construction of buildings	Annual periods commencing January 1, 2010
Amendment of NIIF 2, Share-based payments within the group	Annual periods commencing January 1, 2010
IAS 24 Revision, Itemization of related parties	Annual periods commencing January 1, 2011
CINIIF 19, Cancellation of financial liabilities with equity instruments	Annual periods commencing July 1, 2010

The importance of each of these pronouncements to be applied is explained below:

1.   NIIF 3 Revision, Business Combinations, and amendment of IAS 27 Consolidated and separate financial statements

The revised NIIF 3 and the amendments to IAS 27 introduce very important changes in multiple aspects of business combination accounting which, in general, put more emphasis on the use of fair value. Among the most important changes are the treatment of acquisition costs, which will be carried to expenses vs. the current treatment which considers them as a higher cost of the combination; acquisitions in stages, where at the date of taking control the acquirer will revalue their previous holding to its fair value; or the existence of the option to measure the minority interests in the acquired entity at fair value, vs. the current treatment where they are measured as a proportion of the fair value of the acquired assets.

Since the rule is of prospective application, in general for business combinations undertaken, Management does not expect any material changes.

2.   Amendment of IAS 39 Financial instruments: recognition and measurement (election of hedged items)

This amendment of IAS 39 is intended to clarify two concrete issues relating to the recognition of hedges: (a) when inflation may be a hedged risk, and (b) in what cases options purchased as hedges may be used. In relation to the hedging of inflation risk, the amendment provides that it is possible to do so only to the extent it is a contractually identified portion of the cash flows to be hedged. Regarding options, only their intrinsic value can be used as a hedge instrument, but not the time value.

Management considers that this amendment’s coming into effect will not materially affect the consolidated annual accounts because there are no hedges in any of the circumstances affected by the amendment.

3.   CINIIF 17 Distributions of assets other than cash to the owners

This interpretation addresses the accounting treatment of the distribution of assets other than cash to shareholders (“dividends in kind”), although distributions of assets within the same group or among entities under common control are beyond its scope. The interpretation advocates recognizing the obligation at fair value of the asset to be distributed and recognizing any difference with the book value of the asset in the Consolidated Statement of Income.

Management considers that this interpretation’s coming into effect will not have any effect on the consolidated annual accounts.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

  4.  Amendment of IAS 32 Classification of rights over shares

This amendment relates to the classification of issued rights to acquire shares (rights, options, or warrants) denominated in foreign currencies. According to this amendment, when these rights are for the acquisition of a fixed number of shares for a fixed amount, they are equity instruments, regardless of the currency in which that fixed amount is denominated, provided other requirements set forth by the standard are fulfilled.

Management does not have instruments issued with these characteristics, so this amendment will have no impact whatsoever.

  5.  CINIIF 15 Agreements for construction of buildings

This interpretation addresses the accounting recognition of the revenues and expenses associated with the construction of buildings, helping to clarify when an agreement for construction of buildings is within the scope of IAS 11 Construction contracts, or in which cases the analysis would come under the scope of IAS 18 “Revenue recognition”, and hence, based on the characteristics of the agreement, when and how revenues must be recognized.

Management considers that this interpretation’s coming into effect will not affect the future consolidated annual accounts, because the Bank has been applying criteria consistent with those now established in the interpretation.

  6.  Amendments to NIIF 2 Stock-based compensation

The amendment makes reference to the recognition of stock-based compensation plans. The principal changes involve the incorporation into NIIF 2 of the provisions of CINIIF 8 and CINIIF 11 improvements, so that these latter interpretations will be repealed when their content is incorporated into the main body of this standard. It is clarified that an entity which receives the services of employees or suppliers must record the transaction regardless of the fact that another entity within Management is the one that makes the payment and regardless of whether it does so in cash or stock.

In view of the nature of this amendment, no material impact on the consolidated financial statement is expected.

7.  IAS 24 Revision-Detail of related parties

This review of IAS 24 addresses the details of related parties to be made in the financial statements. There are two basic changes: one of them introduces a partial exemption for certain details when the list of related parties is produced because they are entities dependent on or related to the government (or an equivalent government agency), and the definition of related party is revised to clarify certain relationships that had previously not been explicit in the standard.

Management has analyzed the impact of this amendment and considers that it will not lead to any change in the related parties currently defined by Management.

8.  CINIIF 19 Cancellation of debt with equity instruments

This interpretation addresses the accounting treatment from the point of view of the debtor of the total or partial cancellation of a financial liability through the issuance of equity instruments to the lender. The interpretation does not apply to the kind of transaction where the relevant counterparties are shareholders or related parties and act as such, nor when the debt-equity swap was already provided for in the original contract. In this case the issuance of equity instruments will be measured at its fair value on the date of cancellation of the liability, and any difference between that value and the carrying value of the liability will be recorded in the Consolidated Statement of Income.

Management estimates that this interpretation will not result in any change of accounting policies.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 02 - ACCOUNTING CHANGES:

The Superintendency of Banks and Financial Institutions (SBIF), jointly with other superintendencies and other regulatory agencies in Chile, adopted a plan for convergence with the International Financial Reporting Standards (IFRS), to internationalize the financial reporting models for publicly owned companies in Chile. In the framework of the strategic plan, the SBIF, through its Circular #3,410 of November 9, 2007, subsequently supplemented by Circular #3,443 of August 21, 2008, announced the new “Compendium of Accounting Standards,” containing the new accounting and reporting standards for the financial industry that will become applicable as of January 1, 2009, based on the transitory standards set forth in Chapter E of that compendium.

Due to legal provisions, banks must use the accounting criteria prescribed by the SBIF, and for all matters not provided for therein nor contrary to its instructions, they must abide by generally accepted accounting principles, represented by the technical standards adopted by the Colegio de Contadores de Chile A.G. (Chilean Accounting Association), which coincide with the International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board (IASB). In the event of discrepancies between the accounting principles and the accounting criteria issued by the SBIF (Compendium of Accounting Standards), the latter will prevail.

As a result of the application of these new accounting regulations, the Bank adopted a plan for the transition to the new accounting standards that includes, among other things, an analysis of the differences in accounting criteria, the selection of the accounting criteria to be applied in the cases in which alternative treatments are permitted, and the evaluation of the changes of procedure and information systems.

According to this transition plan, the standards of the new Compendium of Accounting Standards have been applied retroactively as of January 1, 2008, and an opening financial statement as of that date has been drawn up. Furthermore, with the aim of presenting comparative financial standards in 2009, the Bank drew up a set of pro forma financial statements for the year 2008.

Below is a detail and explanation of the principal impacts of the migration to these new accounting standards on the Consolidated Statements of Financial Position and the Consolidated Statement of Income.

a) Reconciliation of Shareholders’ Equity under the new Compendium of Accounting Standards

The principal adjustments in Shareholders’ Equity arising from the application of the new Compendium of Accounting Standards are:

		Total Shareholders’ Equity
		As of January 1, 2008	As of December 31, 2008
	Explanation (*)	MCh$ (in millions)	MCh$ (in millions)

Shareholders’ equity before changes in standards		1,458,089	1,602,610

Adjustments:
Perimeter of consolidation	i	(1,689)	1,664
Associated entities	ii	506	719
Price-level restatement	iii	-	(30,493)
Property, plant and equipment and intangible assets	iv	(64,494)	(58,613)
Assets received in lieu of payment	v	(929)	(408)
Charge-offs of loans	vi	(2,205)	(4,235)
Deferred taxes	vii	11,419	15,700
Other adjustments	viii	(12,765)	(11,376)
Subtotals		(70,157)	(87,042)

Shareholders’ equity according to the new Compendium of Accounting Standards		1,387,932	1,515,568

(*) A detailed explanation of the nature of the principal adjustments is given in letter g).

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 02 – ACCOUNTING CHANGES, continued:

a) Reconciliation of Income under the new Compendium of Accounting Standards

The principal adjustments in Income arising from the application of the new Compendium of Accounting Standards are the following:

		Consolidated Income
	Explanation	2008
	(*)	MCh$

Income before changes in standards		331,017

Adjustments:
Perimeter of consolidation	i	3,353
Associated entities	ii	213
Price-level restatement	iii	78,027
Property, plant and equipment and intangible assets	iv	5,881
Assets received in lieu of payment	v	521
Charge-offs of loans	vi	(2,030)
Deferred taxes	vii	4,281
Other adjustments	viii	1,389
Subtotals		91,635

Income according to the new Compendium of Accounting Standards		422,652

(*) A detailed explanation of the nature of the principal adjustments is given in letter g).

As discussed above, these adjustments are generated by the adoption of the new SBIF Compendium of Accounting Standards; accordingly, they do not reflect a recognition of errors in prior periods pursuant to IAS 8.

b) Opening Consolidated Statements of Financial Position under the new Compendium of Accounting Standards

As discussed above, the rules of the new Compendium of Accounting Standards were applied retroactively as of January 1, 2008, to prepare the corresponding opening balance sheet under these new accounting standards.

Below is a presentation of the reconciliation of balances for the Statement of Financial Position, for which the following definitions apply:

Closing balances:
These are the balances shown in the consolidated financial statements of the Bank and its Affiliates as of January 1, 2008, which were prepared in accordance with the previously applicable accounting criteria and principles.

Adjustments:
Changes arising mainly from the valuation criteria and accounting policies modified by the new set of standards. Changes in the perimeter of consolidation prescribed by the new Compendium of Accounting Standards are included in this item.

Opening Balances:
These are the balances reflecting the adjustments’ effect on the closing consolidated financial statements.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 02 – ACCOUNTING CHANGES, continued:

	As of January 1, 2008
	Closing Balances	Adjustments (*)	Opening Balances
	MCh$	MCh$	MCh$

ASSETS
Cash and deposits in banks	1,108,444	193	1,108,637
Unsettled transactions	316,240	-	316,240
Trading investments	1,090,004	3,441	1,093,445
Investments under resale agreements	33,999	-	33,999
Financial derivative contracts	780,775	-	780,775
Interbank loans	45,961	-	45,961
Loans and accounts receivable from customers	12,028,053	(5,778)	12,022,275
Available for sale investments	779,635	-	779,635
Investments in other companies	6,795	506	7,301
Intangible assets	56,187	37	56,224
Property, plant and equipment	245,619	(43,130)	202,489
Current taxes	1,933	566	2,499
Deferred taxes	61,260	19,729	80,989
Other assets	474,091	(13,809)	460,282
TOTAL ASSETS	17,028,996	(38,245)	16,990,751

LIABILITIES
Demand deposits and other demand liabilities	2,868,769	(835)	2,867,934
Unsettled transactions	135,219	-	135,219
Investments under repurchase agreements	308,651	(1,021)	307,630
Deposits and other time deposits	7,887,897	-	7,887,897
Financial derivative contracts	778,217	-	778,217
Interbank borrowings	1,099,443	14	1,099,457
Issued debt instruments	2,154,996	-	2,154,996
Other financial liabilities	147,868	27,799	175,667
Current taxes	15,897	170	16,067
Deferred taxes	10,877	207	11,084
Provisions	46,376	3,726	50,102
Other liabilities	116,697	1,852	118,549
TOTAL LIABILITIES	15,570,907	31,912	15,602,819

SHAREHOLDERS’ EQUITY
Attributable to Bank shareholders:	1,438,042	(68,244)	1,369,798
Capital	818,535	-	818,535
Reserves	47,330	-	47,330
Valuation accounts	(9,475)	-	(9,475)
Retained earnings	581,652	(68,244)	513,408
Retained earnings from prior periods	581,652	(68,244)	513,408
Income for the period	-	-	-
Minus: Provision for minimum dividends	-	-	-
Minority interest	20,047	(1,913)	18,134

TOTAL SHAREHOLDERS’ EQUITY	1,458,089	(70,157)	1,387,932

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	17,028,996	(38,245)	16,990,751

(*) A detailed explanation of the nature of the principal adjustments is given in letter g).

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 02 – ACCOUNTING CHANGES, continued:

d) Pro forma Balance Sheets

With the aim of presenting comparative financial statements during the year 2009, the Bank made a set of pro forma financial statements for 2008; the below is a presentation of the pro forma Balance Sheet as of December 31, 2008:

	As of December 31, 2008
	Old Standard	Adjustment (*)	Compendium of Accounting Standards
	MCh$	MCh$	MCh$

ASSETS
Cash and deposits in banks	854,838	573	855,411
Unsettled transactions	335,405	-	335,405
Trading investments	1,161,631	4,795	1,166,426
Investments under resale agreements	-	-	-
Financial derivative contracts	1,846,509	-	1,846,509
Interbank loans	95,499	-	95,499
Loans and accounts receivable from customers	14,319,370	(8,021)	14,311,349
Available for sale investments	1,580,240	-	1,580,240
Investments in other companies	6,990	287	7,277
Intangible assets	73,089	(4,857)	68,232
Property, plant and equipment	260,105	(59,716)	200,389
Current taxes	18,289	426	18,715
Deferred taxes	64,821	24,004	88,825
Other assets	520,348	(11,693)	508,655
TOTAL ASSETS	21,137,134	(54,202)	21,082,932

LIABILITIES
Deposits and other demand liabilities	2,949,757	(1,595)	2,948,162
Unsettled transactions	142,552	-	142,552
Investments under repurchase agreements	563,234	(1,011)	562,223
Deposits and other time deposits	9,756,266	-	9,756,266
Financial derivatives contracts	1,469,724	-	1,469,724
Interbank borrowings	1,425,065	2	1,425,067
Issued debt instruments	2,651,372	-	2,651,372
Other financial obligations	103,278	28,040	131,318
Current taxes	163	628	791
Deferred taxes	18,766	671	19,437
Provisions	162,165	4,554	166,719
Other liabilities	292,182	1,551	293,733
TOTAL LIABILITIES	19,534,524	32,840	19,567,364

SHAREHOLDERS’ EQUITY
Attributable to Bank shareholders:	1,578,045	(88,356)	1,489,689
Capital	891,303	-	891,303
Reserves	51,539	-	51,539
Valuation accounts	(7,552)	-	(7,552)
Retained earnings	642,755	(88,356)	554,399
Retained earnings from prior periods	413,053	(175,265)	237,788
Income for the period	328,146	86,909	415,055
Minus: Provision for minimum dividends	(98,444)	-	(98,444)
Minority interest	24,565	1,314	25,879

TOTAL SHAREHOLDERS’ EQUITY	1,602,610	(87,042)	1,515,568

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	21,137,134	(54,202)	21,082,932

(*) A detailed explanation of the nature of the principal adjustments is given in letter g).

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 02 – ACCOUNTING CHANGES, continued:

e) Pro forma Statements of Income

The Bank completed pro forma financial statements for the year 2008 in order to present comparative information. Below are the pro forma Statements of Income for the period ending December 31, 2008:

	As of December 31, 2008
	Old Standard	Adjustment (*)	Compendium of Accounting Standards
	MCh$	MCh$	MCh$

OPERATING INCOME

Interest income	2,061,112	234	2,061,346
Interest expense	(1,164,071)	(5,209)	(1,169,280)
Net interest income	897,041	(4,975)	892,066

Fee and commission income	276,433	19,536	295,969
Fee and commission expense	(52,840)	-	(52,840)
Net fee and commission income	223,593	19,536	243,129

Net income from financial operations	273,084	393	273,477
Currency exchange profit (loss), net	(187,042)	-	(187,042)
Other operating revenue	16,512	1,710	18,222
Total operating income	1,223,188	16,664	1,239,852

Provision for loan losses	(285,953)	(2,030)	(287,983)

NET OPERATING PROFIT	937,235	14,634	951,869

Personnel salaries and expenses	(209,134)	(37,641)	(246,775)
Administrative expenses	(161,977)	28,295	(133,682)
Depreciation and amortization	(51,944)	4,317	(47,627)
Impairment	-	(84)	(84)
Other operating expenses	(42,259)	665	(41,594)
TOTAL OPERATING EXPENSES	(465,314)	(4,448)	(469,762)

OPERATING INCOME	471,921	10,186	482,107

Income from investments in other companies	851	(219)	632
Price-level restatement	(78,027)	78,027	-

Income before tax	394,745	87,994	482,739

Income tax expense	(63,728)	3,641	(60,087)

CONSOLIDATED INCOME FOR THE PERIOD	331,017	91,635	422,652

Attributable to:
Bank shareholders	328,146	86,909	415,055
Minority interest	2,871	4,726	7,597

(expressed in pesos)
Basic earnings	1.741	0.462	2.203
Diluted earnings	1.741	0.462	2.203

(*) A detailed explanation of the nature of the principal adjustments is given in letter g).

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 02 - ACCOUNTING CHANGES, continued:

f) Pro forma Statement of Cash Flow

With the goal of providing a reconciliation between the Statement of Cash Flows presented under the previous accounting standards for the period ending December 31, 2008 to the new accounting standards, the following pro forma statement was completed:

	As of December 31, 2008
	Old Standard	Adjustment (*)	Compendium of Standards
	MCh$	MCh$	MCh$

A - CASH FLOWS FROM OPERATING ACTIVITIES:
CONSOLIDATED INCOME BEFORE TAX	394,745	87,994	482,739
Debits (credits) to income that do not represent cash flows	(831,975)	60,160	(771,815)
Depreciation and amortization	51,944	(4,317)	47,627
Impairment of property, plant and equipment	84	-	84
Provision for loan losses	323,848	2,029	325,877
Mark to market of trading investments	(1,121)	-	(1,121)
Net Gain on investments in other companies	(851)	219	(632)
Net Gain on sale of assets received in lieu of payment	(8,481)	(363)	(8,844)
Net Gain on sale of investments in other companies	(4,348)	-	(4,348)
Net Gain on sale of property, plant and equipment	139	(858)	(719)
Write-off of assets received in lieu of payment	5,410	(86)	5,324
Net interest income	(897,041)	4,975	(892,066)
Net fee and commission income	(223,593)	(19,536)	(243,129)
Price-level restatement	(78,097)	78,097	-
Changes in assets and liabilities due to deferred taxes	132	-	132
Increase/decrease in operating assets and liabilities	278,808	(144,872)	133,936
Decrease (increase) of loans and accounts receivable from customers	(1,949,477)	2,243	(1,947,234)
Decrease (increase) of financial investments	(907,888)	(1,354)	(909,242)
Decrease (increase) due to resale agreements	39,512	-	39,512
Decrease (increase) of interbank loans	(49,561)	-	(49,561)
Decrease of assets received in lieu of payment	(10,195)	-	(10,195)
Increase of debits in checking accounts	109,230	(760)	108,470
Increase (decrease) of time deposits and other time liabilities	1,547,972	-	1,547,972
Increase of obligations with domestic banks	1,786	-	1,786
Increase (decrease) of other demand liabilities or time obligations	(57,518)	240	(57,278)
Increase of obligations with foreign banks	321,580	-	321,580
Decrease of obligations with the Central Bank of Chile	(959)	-	(959)
Increase of repurchase agreements	280,402	10	280,412
Decrease of other short-term liabilities	(58,173)	-	(58,173)
Net increase of other assets and liabilities	(46,707)	(163,453)	(210,160)
Redemption of letters of credit	(161,664)	-	(161,664)
Senior bond issuances	303,722	-	303,722
Redemption of senior bonds and interest payments	(24,771)	-	(24,771)
Interest received	1,604,053	234	1,604,287
Interest paid	(823,039)	(5,209)	(828,248)
Dividends received from investments in other companies	638	-	638
Fees and commissions received	276,433	19,536	295,969
Fees and commissions paid	(52,840)	-	(52,840)
Income tax period	(63,728)	3,641	(60,087)
Net cash used in operating activities	(158,422)	3,282	(155,140)

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 02 - ACCOUNTING CHANGES, continued:

	As of December 31, 2008
	Old Standard	Adjustment (*)	Compendium of Standards
	MCh$	MCh$	MCh$

B - CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant and equipment	(18,672)	(890)	(19,562)
Sales of property, plant and equipment	10,866	1,148	12,014
Sales of investments in other companies	386	-	386
Purchases of intangible assets	(38,177)	-	(38,177)
Net cash used in investment activities	(45,597)	258	(45,339)

C - CASH FLOW FROM FINANCING ACTIVITIES:
From shareholders’ financing activities	(40,882)	-	(40,882)
Increase in other obligations	27,044	-	27,044
Subordinated bond issuances	145,421	-	145,421
Redemption of subordinated bonds and interest payments	(12,728)	-	(12,728)
Dividends paid	(200,619)	-	(200,619)
From minority shareholder financing activities	-	(33)	(33)
Dividends and/or withdrawals paid	-	(33)	(33)
Net cash used in financing activities	(40,882)	(33)	(40,915)

D – NET DECREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(244,901)	3,507	(241,394)
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	3,126	(3,126)	-

E - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS	1,289,466	192	1,289,658

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	1,047,691	573	1,048,264

(*) A detailed explanation of the nature of the principal adjustments is given in letter g).

g) Description of principal adjustments

i. Perimeter of consolidation

Pursuant to the standards in force until December 31, 2007, Chapter 11-6 “Equity in Domestic Companies” of the Updated Compilation of Standards, the Bank included its Affiliates and associated entities within its perimeter of consolidation.
The companies belonging to the first category were consolidated through global consolidation (line to line), as follows:

Company	% of Equity Held
	Direct	Indirect	Total

Santander Corredora de Seguros Limitada	99.75	0.01	99.76
Santander S.A. Corredores de Bolsa	50.59	0.41	51.00
Santander Asset Management S.A. Administradora General de Fondos	99.96	0.02	99.98
Santander S.A. Agente de Valores	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	99.64	-	99.64
Santander Servicios de Recaudación y Pagos Limitada	99.90	0.10	100.00

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 02 - ACCOUNTING CHANGES, continued:

The associated entities accounted for in accordance with the equity method of accounting (VPP or VP, abbreviations in Spanish) are as follows:

Company	% Holding

Redbanc S.A.	33.42
Transbank S.A.	32.71
Automated Clearing House	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	29.29
Cámara Compensación de Alto Valor S.A.	11.52
Administrador Financiero del Transantiago S.A.	20.00
Sociedad Nexus S.A.	12.90

With the new Compendium of Accounting Standards, the Bank analyzed and redefined its perimeter of consolidation, since the fundamental criteria to be applied now is the Bank’s degree of control over a given entity, not the percentage of equity that the Bank holds.

As a result of this analysis, the following was determined:

1.
The method of consolidation used until December 31, 2008 will continue to be used for the subsidiaires and associated entities. This is because it was concluded that the Bank controls the first category of companies and exercises significant influence on the second.

2.
Pursuant to the provisions of IAS 27 and SIC 12, the Bank has evaluated the existence of Special Purpose Entities (SPE), which must be included within the perimeter of consolidation, with the following principal characteristics:

-	The SPE’s activities have essentially been conducted on behalf of the company that presents the consolidated financial statements, and in response to its specific business needs.
-	The necessary decision making authority is held to obtain most of the benefits or other advantages from these entities.
-	The entity essentially retains most of the risks inherent to the ownership or residuals of the SPE, or its assets, for the purpose of obtaining the benefits from its activities.

As a result of this evaluation, it was concluded that the Bank exercised control over a certain number of entities, which were incorporated into its perimeter of consolidation. These entities are:

- Santander Gestión de Recaudación y Cobranza Limitada.
- Multinegocios S.A.
- Servicios Administrativos y Financieros Limitada.
- Servicios de Cobranzas Fiscalex Limitada.
- Multiservicios de Negocios Limitada.
- Bansa Santander S.A.
- Santander Multimedios S.A.

In early 2009, Santander Multimedios S.A. changed its line of business, and as a result its income no longer depended mainly on transactions with the Bank. Consequently, it was determined that the Bank no longer exercised control over it, and it should be excluded from the perimeter of consolidation beginning in March 2009.

ii. Associated Entities

The particular effects generated by the adoption of the New Compendium of Accounting Standards’ on each of the different Associated entities are reflected in this item, in each case considering the proportional effect generated by these effects/adjustments on the Bank’s shareholders’ equity, based on the percentage of these companies’ equity that is held by the Bank.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 02 - ACCOUNTING CHANGES, continued:

iii. Price-level restatement

Pursuant to previous accounting standards, the consolidated financial statements had been prepared applying price-level restatement in order to reflect the effects of the changes in the Chilean peso’s purchasing power during each period.

Pursuant to the new Compendium of Accounting Standards and IAS 29 “Financial Information in Hyperinflationary Economies,” price-level restatement will only be applied when an entity’s functional currency corresponds to a hyperinflationary economy (defined as an economy experiencing 100 percentage points of inflation in a 3 year period). The Bank’s functional currency is the Chilean peso.

Since the Chilean economy does not meet the aforementioned requirements, the Bank was required to eliminate the price-level restatement as of January 1, 2008. Pursuant to the provisions of Chapter E of the Compendium of Accounting Standards, the price-level restatement applied until December 31, 2007 was not reversed. The price-level restatement for the paid-in capital and reserves as of December 31, 2008, were not reversed, pursuant to the provisions of Chapter E of the Compendium of Accounting Standards and the need to maintain the existing paid-in capital and reserves created pursuant to the previous rules applied.

iv. Property, plant and equipment and intangible assets

The main effects of the recalculation of depreciations and amortizations of intangible assets (software and information technology developments) and property, plant and equipment as a result of the elimination of the price-level restatement (as described in point iii) and the determination of the cost of property, plant and equipment on January 01, 2008 are included.

In accordance with the guidelines established in Chapter E of the new Compendium of Accounting Standards, on January 01, 2008 the Bank determined the cost of its property, plant and equipment, selecting the lesser of the historical cost (including the respective price-level restatement until December 31, 2007) and its fair value, based on an appraisal by an independent third person.

v.  Assets received in lieu of payment

Previously, assets received in payment (ARP) were valued at cost (the price agreed upon with the debtor for the transfer in payment or the value determined at a judicial auction, as the case may be, after price-level restatement), minus a provision for individual valuation based on an independent appraisal. After a year, in compliance with the Article 84, Section 5 of the General Law of Banks, if the assets received in lieu of payment are not sold, the banks must charge-off the assets while they continue to attempt to liquidate them.

The most important change in the valuation of ARP in the Compendium of Accounting Standards, Chapter B-5 (in addition to the elimination of the price-level restatement as described in item iii) is that, when making the provision for initial valuation, it is necessary to take into account its net realizable value, i.e., its fair value (independent appraisal), minus the necessary costs of maintaining and divesting it.

According to studies performed by the Bank, an average cost of sale (the cost of maintaining and divesting the good) estimated at 5.8% of the appraised value was determined as of January 1, 2008; such cost rose to 6.5% as of December 31, 2008.

The effects generated by the application of the cost of sale described above are presented in this item.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 02 - ACCOUNTING CHANGES, continued:

vi. Charge-off of loans

Pursuant to the previous regulations, the term for charging off past-due and late installments on credits and accounts receivable was calculated from the time of their classification in the past-due portfolio, which represented transactions in arrears for payment of principal and interest by ninety days or more. This method was realized previously quota by quota.

Pursuant to the provisions of Chapter B-2 of the new Compendium of Accounting Standards, the term for charging off credits and accounts receivable must now be calculated from the beginning of arrears for a particular transaction, therefore affecting 100% of the loans whether it is overdue, past-due, or current proportion.

Below is a table showing the principal types of loans and their respective charge-off periods as provided by the new Compendium of Accounting Standards:

Type of contract	Term

Leasing Transactions

Leasing of consumer goods	6 months
Other non-real estate leasing transactions	12 months
Real estate leasing (commercial or housing)	36 months

Remaining Transactions

Consumer credits, with or without collateral	6 months
Other transactions without collateral	24 months
Commercial credits with collateral	36 months
Housing mortgage credits	48 months

The Bank has classified the effects arising from the application of this new methodology for charge-offs of loans and accounts receivable, as well as the associated effect generated in the allowances established for each transaction (when 100% of the transaction is charged-off, the related allowances are released).

vii. Deferred taxes

This item includes the tax effects (deferred taxes) generated by temporary differences resulting from the adjustments previously described, whether they apply directly to shareholders’ equity or to the income.

viii. Other adjustments

This item refers to the collateral effect generated by the incorporation of new entities into the perimeter of consolidation, such as the increases in expenditure previously accrued and recognized in the financial statements.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 03 - SIGNIFICANT EVENTS:

As of December 31, 2009, the following significant events have occurred and had an impact on the Bank’s operations or the financial statements:

a) The Board

A Shareholders’ Meeting of Banco Santander Chile was held on April 28, 2009, chaired by Mr. Mauricio Larraín Garcés (Chairman), and attended by Jesús María Zabalza Lotina (First Vice President), Carlos Olivos Marchant (Second Vice President), Víctor Arbulú Crousillat, Claudia Bobadilla Ferrer, Marco Colodro Hadjes, Juan Manuel Hoyos Martínez de Irujo, Roberto Méndez Torres, Vittorio Corbo Lioi, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz (Directors), Raimundo Monge Zegers (Alternate Director), and Jesús María Zabalza Lotina (Alternate Director).

The Chairman, Mr. Mauricio Larraín Garcés, informed the Board that Mr. Gonzalo Romero Astaburuaga had submitted his irrevocable resignation from the positions of general counsel and Secretary of the Board on June 30, 2009. The Chairman proposed the appointment of Mr. Juan Pedro Santa María Pérez as general counsel; he is a distinguished attorney and General Counsel of Grupo Santander, having acted as its general counsel since July 1, 2009.

At a Special Board Meeting held on December 22, 2009 in response to the resignation as principal Director Juan Manuel Hoyos Martínez de Irujo, the Board appointed Mr. Oscar von Chrismar Carvajal to replace him as principal Director; he will temporarily continue serving as the Bank’s General Manager until December 31, 2009. Commencing on January 1, 2010, Mr. Oscar von Chrismar Carvajal will be Second Vice President of the Board, and Mr. Carlos Olivos Marchant will resign as Second Vice President but will continue acting as a Director.

In addition, Claudio Melandri Hinojosa was appointed as the Bank’s General Manager beginning on January 1, 2010. Furthermore, Mr. Juan Manuel Hoyos Martínez was appointed as Alternate Director of the Bank, filling a vacant position.

b) Issuance of bonds

In 2009, the Bank placed senior bonds in the amount of UF 18,000,000 and USD 800,000,000, in addition to |subordinated bonds totaling UF 300,000, as set forth:

Current bonds:

Series	Amount	Term	Issue Rate	Date of Issue	Maturity Date
F1	UF 3,000,000	8 years	3.50% per annum simple	5/2/2008	5/2/2016
F2	UF 3,000,000	9 years	4.20% per annum simple	9/1/2008	9/1/2017
F3	UF 3,000,000	5 years	4.50% per annum simple	2/1/2009	2/1/2014
F4	UF 3,000,000	4 years	4.50% per annum simple	2/1/2009	2/1/2013
F5	UF 3,000,000	4.5 years	2.50% per annum simple	5/1/2009	11/1/2013
F6	UF 3,000,000 (1)	5 years	3.50% per annum simple	9/1/2009	9/1/2014
F7	UF 3,000,000 (2)	4.5 years	3.30% per annum simple	11/1/2009	5/1/2014
Total	UF 18,000,000

144 A	USD 500,000,000	3 years	2.875% per annum simple	11/13/2009	11/13/2012
144 A	USD 300,000,000	3 years	2.875% per annum simple	11/13/2009	11/13/2012
Total	USD 800,000,000

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 03 - SIGNIFICANT EVENTS, continued:

Subordinated bonds

Series	Amount	Term	Issue Rate	Date of Issue	Maturity Date
G2	UF 300,000 (1)	30 years	4.80% per annum simple	9/1/2008	3/1/2038

(1)
On September 1, 2008 and September 1, 2009 a series of subordinated bonds and a series of senior bonds amounting to UF 3,000,000 each, Series G2 and F6, with terms of 30 and 5 years, respectively, were recorded in the Securities Registry of the Superintendency of Banks and Financial Institutions. These bonds have not been fully placed; the Series G2 bond has a face value of UF 1,950,000 pending placement, and the Series F6 bond has a face value of UF 1,090,000 pending placement as of December 31, 2009.

(2)
On November 1, 2009 a series of senior bonds amounting to UF 3,000,000, Series F7, with a 4.5 year term, was recorded in the Securities Registry of the Superintendency of Banks and Financial Institutions. No placements of this bond have been made in the current period.

c) Building sale

On December 30, 2009, Banco Santander Chile sold the building located at calle Bandera #201 to IM Trust Administradora General de Fondos on behalf of Fondo de Inversión Privado Inmobiliario Bandera a private real estate investment fund. The total payment for this transaction amounted to $11,102 million. The building’s book value at the time of the sale was $4,030 million, generating an income of $7,072 million from the sale, included in “Other operating income” in the Consolidated Statement of Income.

d) Stock purchases

On March 9, 2009, Banco Santander Chile purchased 54 shares of Sociedad Operadora de la Cámara de Compensación de Pagos Alto Valor S.A., from Banco Ripley S.A. The sales price was $295,208.49 per share, resulting in a total purchase price of $16 million, included in the “Investments in other companies” item of the Consolidated Statement of Financial Position.

On April 21, 2009, Banco Santander Chile purchased 55 shares of Sociedad Operadora de la Cámara de Compensación de Pagos Alto Valor S.A., from Banco Penta S.A. The sales price was $295,208.49 per share, resulting a total purchase price of $16 million, included in the “Investments in other companies” item of the Consolidated Statement of Financial Position.

e) Stock sales

On March 10, 2009, Visa Inc. granted a total of 34,093 LAC Class shares to Banco Santander Chile. On March 20, 2009, the Bank sold 51% of these shares, corresponding to 17,387 shares, at a price of $27,442 per share, generating an income of $477 million, which is included in “Other operating income” in the Consolidated Statement of Income.

On June 26, 2009, the Bank sold 16,049 Mastercard shares. On the date of the sale, their book value was $83 million and their selling price was $1,453 million, generating an income of $1,370 million, which is included in “Other operating income” in the Consolidated Statement of Income.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 03 - SIGNIFICANT EVENTS, continued:

f) Stock purchases between related companies

On July 31, 2009, Santander Chile Holding S.A. purchased 99.96% and 99.99% of the shares of Multinegocios S.A. and  Servicios de Cobranzas Fiscalex Limitada, respectively. The total purchase price was $52 million and $7 million, respectively.

On July 31, 2009, Santander Inversiones Limitada purchased 2 shares, equivalent to 0.04% of Multinegocios S.A. shares and 0.01% of the Servicios de Cobranzas Fiscalex Limitada equity. The total purchase price was $20,959 and $699, respectively.

On July 31, 2009, Teatinos Siglo XXI Inversiones Limitada purchased 90% of the equity of the Multiservicios de Negocios Limitada. The total purchase price was $14 million. It also purchased 90% of the equity of the company Servicios Administrativos y Financieros Limitada. The total purchase price was $14 million.

On July 31, 2009, Aurum S.A. purchased 10% of the equity of the Multiservicios de Negocios Limitada. The total purchase price was $2 million. It also purchased 10% of the equity of Servicios Administrativos y Financieros Limitada. The total purchase price was $2 million.

g) Sale of assets received in lieu of payment

On December 30, 2009, Banco Santander Chile sold 201 real estate properties received in lieu of payment to IM Trust Administradora General de Fondos on behalf of Fondo de Inversión Privado Inmobiliario Bandera a private real estate investment fund, for $5,852 million, whose book value at the time of the transaction amounted to $5,723 million, generating an income of $130 million.

h) Loans sold

In 2009, the Bank sold part of its charged-off loan portfolio. The transfer of rights was made in November 2009, for a total of $8,689 million, which was recorded entirely as revenue from sale of charged-off portfolio.

In addition, in 2009, it sold $15,389 million of current loans, which generated an income from sale of portfolio of approximately $542 million.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 04 - BUSINESS SEGMENTS:

The Bank manages and measures the performance of its operations by business segment. The information included in this note is not necessarily comparable to that of other financial institutions, since it is based on the internal information system for management by segment which has been adopted by the Bank. However, the valuation and classification of each segment’s assets, liabilities, and income is consistent with the accounting criteria indicated in Note 01 d) of the consolidated financial statements.

Inter-segment transactions are conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

The Bank is comprised of the following business segments:

Individuals

a.
Santander Banefe
Serves individuals with monthly incomes of $150,000 to $400,000 pesos, who receive services through Santander Banefe. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, and insurance.

b.
Commercial banking
Serves individuals with monthly incomes exceeding $400,000 pesos. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign trade, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stock brokerage, and insurance.

Small and mid-sized companies (PYMEs)

Serves small companies with annual sales of less than $1,200 million. This segment gives customers a variety of products, including commercial loans, government-guaranteed loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds, and insurance.

Institutional

Serves institutions such as universities, government agencies, and municipal and regional governments. This segment provides a variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, savings products, mutual funds, and insurance.

Companies

The Companies segment is composed of Commercial Banking and Company Banking, where sub-segments of medium-sized companies, real estate companies (Real Estate) and large corporations are found:

a.
Companies
Serves companies with annual sales exceeding $1,200 million and up to $10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 04 - BUSINESS SEGMENTS, continued:

b.
Real estate
This segment also includes all the companies engaged in the real estate industry. These clients are offered not only the traditional banking services but also specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

It brings together all the real estate companies that carry out projects to sell properties to third parties and all the builders with annual sales exceeding $800 million, with no ceiling.

c.
Large corporations
The sub-segment of companies whose annual sales exceed $10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investment banking, saving products, mutual funds, and insurance.

Global Banking and Markets

The Global Banking and Markets segment is comprised of:

a.
Corporate
Foreign multinational corporations or Chilean corporations whose sales exceed $10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds, and insurance.

b.
Treasury
The Treasury Division provides sophisticated financial products, mainly to companies in the Wholesale Banking area and the Companies segment. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area also handles intermediation of positions and manages the owned investment portfolio.

Corporate Activities (“Other”)

This segment includes Financial Management, which performs global foreign exchange structural position management functions, those involving the parent company’s structural interest risk, and those having to do with liquidity risk. The latter, through issuances and utilizations. Also managed are the Bank’s own funds, the provision of capital allocated to each unit, and the financing cost of the investments that are made. The foregoing usually results in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 04 - BUSINESS SEGMENTS, continued:

The segments’ accounting policies are the same as those described in the summary of accounting policies, and are customized to meet the needs of the Bank’s management. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. The highest decision making authority in each segment is based only on interest income, fee and commission income and provision for expenses to assess the segments’ performance and thereby be able to make decisions regarding the resources to be allocated to each one.

To achieve the strategic objectives adopted by the top management and adapt to changing market conditions, the Bank makes changes in its organization from time to time, which in turn have a greater or lesser impact on how it is managed or administered.

Hence, this disclosure furnishes information on how the Bank is managed as of December 31, 2009. The information for the previous year (2008) has been prepared on the basis of the criteria in force at the closing date for these financial statements, to achieve a proper comparability of figures.

The following tables show the Bank’s income by business segment for the years ending December 31, 2008 and 2009, as well as the balances for loans and accounts receivable from customers as of December 31, 2009 and 2008 and as of January 1, 2008:

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 04 - BUSINESS SEGMENTS, continued:

As of December 31, 2009
	Loans and accounts receivable from customers	Net interest income	Net fee and commission income	ROF (2)	Provision for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	7,287,925	532,060	171,433	19,027	(230,503)	(268,934)	223,083
Santander Banefe	609,808	115,840	29,452	5,078	(82,588)	(54,913)	12,869
Commercial Banking	6,678,117	416,220	141,981	13,949	(147,915)	(214,021)	210,214
Small and mid-sized companies (PYMEs)	2,485,505	228,928	41,917	11,037	(76,075)	(58,741)	147,066
Institutional	282,933	18,789	1,962	664	(327)	(6,799)	14,289
Total Retail	10,056,363	779,777	215,312	30,728	(306,905)	(334,474)	384,438

Companies	2,471,162	114,432	20,567	16,181	(24,333)	(30,628)	96,219
Companies	1,051,875	53,407	9,813	7,248	(8,618)	(15,989)	45,861
Real estate	982,938	17,792	2,338	148	2,041	(4,280)	18,039
Large Corporations	436,349	43,233	8,416	8,785	(17,756)	(10,359)	32,319
Global Banking and Markets	1,194,706	33,738	18,747	64,557	(2,511)	(29,485)	85,046
Corporate	1,194,706	54,728	19,387	5	(2,511)	(14,803)	56,806
Treasury	-	(20,990)	(640)	64,552	-	(14,682)	28,240
Other	29,045	(71,431)	(496)	55,662	(98)	(13,307)	(29,670)

Totals	13,751,276	856,516	254,130	167,128	(333,847)	(407,894)	536,033

Other operating income	33,243
Other operating expenses	(44,405)
Income from investments in other companies	297
Income tax expense	(88,862)
Consolidated income for the period	436,306

(1) Corresponds to loans and accounts receivable from customers plus interbank loans, without deduction of their respective allowances for insolvency.
(2) Corresponds to the sum of net income from financial operations and net foreign exchange income (loss).
(3) Corresponds to the sum of administrative expenses, personnel expenses, depreciation and amortization and impairment.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 04 - BUSINESS SEGMENTS, continued:

As of December 31, 2008								As of January 1, 2008
	Loans and accounts receivable from customers	Net interest income	Net fee and commission income	ROF (2)	Provision for loan losses	Support expenses (3)	Segment’s net contribution	Loans and accounts receivable from customers
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	6,859,547	520,332	160,286	19,460	(221,715)	(281,532)	196,831	5,870,141
Santander Banefe	698,268	137,299	28,292	6,208	(84,295)	(58,842)	28,662	663,721
Commercial Banking	6,161,279	383,033	131,994	13,252	(137,420)	(222,690)	168,169	5,206,420
Small and mid-sized companies (PYMEs)	2,468,820	220,058	39,931	9,452	(53,669)	(61,663)	154,109	2,128,785
Institutional	224,776	17,591	1,789	765	(290)	(7,189)	12,666	209,937
Total Retail	9,553,143	757,981	202,006	29,677	(275,674)	(350,384)	363,606	8,208,863

Companies	2,882,943	113,223	16,846	14,740	(16,188)	(32,692)	95,929	2,491,306
Companies	1,124,918	50,592	8,339	6,666	(8,556)	(17,095)	39,946	990,170
Real estate	1,235,465	19,244	1,712	256	(597)	(4,561)	16,054	517,922
Large Corporations	522,560	43,387	6,795	7,818	(7,035)	(11,036)	39,929	983,214
Global banking and markets	2,221,144	31,783	14,786	60,332	(759)	(31,184)	74,958	1,521,699
Corporate	2,221,144	52,352	14,555	-	(759)	(15,567)	50,581	1,521,699
Treasury	-	(20,569)	231	60,332	-	(15,617)	24,377	-
Other	23,858	(10,921)	9,491	(18,314)	4,638	(13,908)	(29,014)	76,772

Totals	14,681,088	892,066	243,129	86,435	(287,983)	(428,168)	505,479	12,298,640

Other operating income	18,222
Other operating expenses	(41,594)
Income from investments in other companies	632
Income tax expense	(60,087)
Consolidated income for the period	422,652

(1) Corresponds to loans and accounts receivable from customers plus interbank loans, without deduction of their respective allowances for insolvency.
(2) Corresponds to the sum of net income from financial operations and net foreign exchange income (loss).
(3) Corresponds to the sum of administrative expenses, personnel expenses, depreciation and amortization and impairment.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 05 - CASH AND CASH EQUIVALENTS:

a) The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,		As of January 1,
	2009	2008	2008
	MCh$	MCh$	MCh$

Cash and bank deposits
Cash	418,987	337,509	299,329
Deposits in the Central Bank of Chile	988,978	189,183	48,011
Deposits in domestic banks	255	874	783
Deposits in foreign banks	635,238	327,845	760,514
Subtotals - Cash and bank deposits	2,043,458	855,411	1,108,637

Unsettled transactions, net	192,660	192,853	181,021

Total cash and cash equivalents	2,236,118	1,048,264	1,289,658

The level of funds in cash and at the Central Bank of Chile reflects regulations governing the reserves that the Bank must maintain on  average in monthly periods.

b) Unsettled Transactions

Unsettled transactions are transactions in which only settlement remains pending, which will increase or decrease funds in the Central Bank of Chile or in foreign banks, normally within the next 24 to 48 business hours from the end of each period. These transactions are presented according to the following detail:

	As of December 31,		As of January 1,
	2009	2008	2008
	MCh$	MCh$	MCh$

Assets
Documents held by other banks (documents to be exchanged)	206,454	214,929	183,190
Funds receivable	261,680	120,476	133,050
Subtotals	468,134	335,405	316,240
Liabilities
Funds payable	275,474	142,552	135,219
Subtotals	275,474	142,552	135,219

Unsettled transactions, net	192,660	192,853	181,021

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 06 - TRADING INVESTMENTS:

The detail of the instruments deemed as financial trading investments is as follows:

	As of December 31,		As of January 1,
	2009	2008	2008
	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	667,703	786,263	552,128
Chilean Central Bank Notes	63,868	218,355	251,958
Other Chilean Central Bank and Government securities	29,806	71,739	117,240
Subtotals	761,377	1,076,357	921,326

Other Chilean securities:
Time deposits in Chilean financial institutions	-	-	10,039
Mortgage finance bonds of Chilean financial institutions	11	2,787	32,713
Chilean financial institutions bonds	-	3,030	7,742
Chilean corporate bonds	-	24,832	11,541
Other Chilean securities	-	-	15,343
Subtotals	11	30,649	77,378

Foreign financial securities:
Foreign Central Banks and Government securities	-	-	-
Other foreign financial instruments	-	-	6,927
Subtotals	-	-	6,927

Investments in mutual funds:
Funds managed by related entities	37,151	59,420	87,814
Funds managed by others	-	-	-
Subtotals	37,151	59,420	87,814

Totals	798,539	1,166,426	1,093,445

Instruments sold under repurchase agreements to customers and financial institutions totaling $506,127 million, $23,410 million, and $96,162 million as of December 31, 2009, 2008 and January 1, 2008, respectively, are included in the “Chilean Central Bank and Government securities” item.

As of December 31, 2008 and January 1, 2008, instruments sold under repurchase agreements to customers and financial institutions totaling $971 million and $294 million, respectively, are included under Other Chilean securities and Foreign financial securities. As of December 31, 2009 there were no transactions with this category of instruments.

The repurchase agreements have an average maturity of 40 days as of December 31, 2009 (27 and 28 days as of December 31 and January 1, 2008, respectively).

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 07 – INVESTMENTS UNDER RESALE AGREEMENTS:

a)	Rights arising from resale agreements

The Bank purchases financial instruments agreeing to resell them at a future date. As of December 31, 2009, 2008 and January 1, 2008 the instruments acquired under resale agreements are as follows:

	As of December 31,								As of January 1,
	2009				2008				2008
	From 1 day and less than 3 months	More than three months and less than one year	More than one year	Total	From 1 day and less than 3 months	More than three months and less than one year	More than one year	Total	From 1 day and less than 3 months	More than three months and less than one year	More than one year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	14,020	-	-	14,020	-	-	-	-	15,533	-	-	15,533
Chilean Central Bank Notes	-	-	-	-	-	-	-	-	9,695	-	-	9,695
Other Chilean Government Central Bank instruments	-	-	-	-	-	-	-	-	1,349	-	-	1,349
Subtotals	14,020	-	-	14,020	-	-	-	-	26,577	-	-	26,577
Other Chilean securities:
Time deposits in Chilean financial institutions	-	-	-	-	-	-	-	-	770	-	-	770
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-	-	-	6,652	-	-	6,652
Chilean financial institutions bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other instruments issued in Chile	-	-	-	-	-	-	-	-	-	-	-	-
Subtotals									7,422			7,422
Foreign financial securities:
Foreign Central Banks and Government securities	-	-	-	-	-	-	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-	-	-	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-	-	-	-	-	-	-
Totals	14,020	-	-	14,020	-	-	-	-	33,999	-	-	33,999

Pursuant to the current SBIF standards, the Bank does not record instruments acquired under repurchase agreements as its own portfolio.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 07 - INVESTMENTS UNDER RESALE AGREEMENTS, continued:

b) Obligations arising from repurchase agreements

The Bank raises funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a predetermined rate. As of December 31, 2009, 2008 and January 1, 2008, the instruments sold under repurchase agreements are as follows:

	As of December 31,								As of January 1,
	2009				2008				2008
	From 1 day and less than 3 months	More than three months and less than one year	More than one year	Total	From 1 day and less than 3 months	More than three months and less than one year	More than one year	Total	From 1 day and less than 3 months	More than three months and less than one year	More than one year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	313,588	451,765	-	765,353	402,760	-	-	402,760	191,437	2,940	-	194,377
Chilean Central Bank Notes	100,072	45,224	-	145,296	12,901	86	91	13,078	86,903	3,501	-	90,404
Other Chilean Government Central Bank instruments	21	-	-	21	54	-	-	54	5,604	-	-	5,604
Subtotals	413,681	496,989		910,670	415,715	86	91	415,892	283,944	6,441		290,385
Other Chilean securities:
Time deposits in Chilean financial institutions	94,485	242	-	94,727	133,313	10,432	175	143,920	4,498	7,947	-	12,445
Mortgage finance bonds of Chilean financial institutions	139	109,069	-	109,208	1,816	-	587	2,403	4,507	-	-	4,507
Chilean financial institutions bonds	-	-	-	-	-	8	-	8	293	-	-	293
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other instruments issued in Chile	-	-	-	-	-	-	-	-	-	-	-	-
Subtotals	94,624	109,311	-	203,935	135,129	10,440	762	146,331	9,298	7,947	-	17,245
Foreign financial securities:
Foreign Central Banks and Government securities	-	-	-	-	-	-	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-	-	-	-	-	-	-
Subtotals
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-	-	-	-	-	-	-
Totals	508,305	606,300	-	1,114,605	550,844	10,526	853	562,223	293,242	14,388	-	307,630

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 07 - INVESTMENTS UNDER RESALE AGREEMENTS, continued:

As of December 31, 2009, 2008 and January 1, 2008, the detail of instruments sold under repurchase agreements, by type of portfolio, is as follows:

	As of December 31,						As of January 1,
	2009			2008			2008
	Available for Sale portfolio	Trading Portfolio	Total Instruments with agreement	Available for Sale portfolio	Trading Portfolio	Total Instruments with agreement	Available for Sale portfolio	Trading Portfolio	Total Instruments with agreement
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	277,209	506,127	783,336	403,416	11,601	415,017	112,839	62,928	175,767
Chilean Central Bank Notes	152,173	-	152,173	-	11,809	11,809	44,775	33,234	78,009
Other Chilean Government Central Bank instruments	21	-	21	54	-	54	5,604	-	5,604
Subtotals	429,403	506,127	935,530	403,470	23,410	426,880	163,218	96,162	259,380
Other Chilean securities:
Time deposits in Chilean financial institutions	102,974	-	102,974	97,351	44,671	142,022	-	16,857	16,857
Mortgage finance bonds of Chilean financial institutions	163,114	-	163,114	1,204	1,206	2,410	-	4,534	4,534
Chilean financial institutions bonds	-	-	-	-	-	-	-	294	294
Chilean corporate bonds	-	-	-	-	-	-	-	-	-
Other instruments issued in Chile	-	-	-	-	-	-	-	-	-
Subtotals	266,088	-	266,088	98,555	45,877	144,432	-	21,685	21,685
Foreign financial securities:
Foreign Central Banks and Government securities	-	-	-	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-	-	-	-

Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-	-	-	-
Totals	695,491	506,127	1,201,618	502,025	69,287	571,312	163,218	117,847	281,065

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 08 - DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING:

a)	As of December 31, 2009 and 2008, and as of January 1, 2008, the Bank holds the following portfolio of derivative instruments:

	As of December 31, 2009
	Notional amount			Fair value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedging derivatives at fair value
Currency forwards	-	-	-	-	-
Interest rate swaps	-	86,963	580,132	2,446	3,794
Cross currency swaps	-	26,079	583,035	16,972	805
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	-	-	-	-	-
Subtotals	-	113,042	1,163,167	19,418	4,599

Cash flow hedging derivatives
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	-	-	-
Cross currency swaps	51,993	582,830	73,551	4,741	52,301
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	-	-	-	-	-
Subtotals	51,993	582,830	73,551	4,741	52,301

Trading derivatives
Currency forwards	6,533,147	4,195,874	587,541	199,665	184,112
Interest rate swaps	2,418,161	4,240,574	9,618,573	243,965	330,975
Cross currency swaps	887,942	1,594,972	9,880,693	922,498	772,959
Call currency options	34,341	22,107	-	203	43
Call interest rate options	122	5,189	39,900	281	595
Put currency options	33,198	15,487	-	3,083	3,232
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	29,320	-	-	24	90
Subtotals	9,936,231	10,074,203	20,126,707	1,369,719	1,292,006

Totals	9,988,224	10,770,075	21,363,425	1,393,878	1,348,906

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 08 - DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING, continued:

	As of December 31, 2008
	Notional amount			Fair value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedging derivatives at fair value
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	45,849	1,234	1,332
Cross currency swaps	-	-	359,100	106,335	-
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	-	-	-	-	-
Subtotals	-	-	404,949	107,569	1,332

Cash flow hedging derivatives
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	-	-	-
Cross currency swaps	51,300	573,598	128,250	73,036	151
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	-	-	-	-	-
Subtotals	51,300	573,598	128,250	73,036	151

Derivatives for trading
Currency forwards	5,643,973	2,983,543	438,347	600,199	302,479
Interest rate swaps	3,865,373	4,635,536	9,922,492	239,867	362,813
Cross currency swaps	619,041	1,634,073	9,281,020	803,199	780,614
Call currency options	225,936	157,871	1,347	21,901	18,126
Call interest rate options	-	128,250	-	-	45
Put currency options	195,792	138,795	1,347	657	4,164
Put interest rate options	-	64,125	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	15,016	-	-	81	-
Subtotals	10,565,131	9,742,193	19,644,553	1,665,904	1,468,241

Totals	10,616,431	10,315,791	20,177,752	1,846,509	1,469,724

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 08 - DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING, continued:

	As of January 1, 2008
	Notional amount			Fair value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedging derivatives at fair value
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	121,209	3,891	502
Cross currency swaps	-	-	278,757	-	9,246
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	-	-	-	-	-
Subtotals	-	-	399,966	3,891	9,748

Cash flow hedging derivatives
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	-	-	-
Cross currency swaps	-	-	472,891	-	55,171
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	-	-	-	-	-
Subtotals	-	-	472,891	-	55,171

Trading derivatives
Currency forwards	5,776,546	3,938,733	785,841	111,681	159,969
Interest rate swaps	1,935,239	3,254,410	8,759,290	86,515	159,146
Cross currency swaps	133,688	460,902	6,557,457	576,515	392,337
Call currency options	64,751	29,708	644	262	292
Call interest rate options	-	-	74,667	1	-
Put currency options	159,781	36,532	-	1,501	1,172
Put interest rate options	-	-	75,667	-	9
Interest rate futures	-	-	-	-	-
Other derivatives	196,371	2,943	-	409	373
Subtotals	8,266,376	7,723,228	16,253,566	776,884	713,298

Totals	8,266,376	7,723,228	17,126,423	780,775	778,217

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 08 - DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING, continued:

b)  Hedge Accounting

Fair value hedges:

The Bank uses cross-currency swaps, interest rate swaps, and call money swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates. The aforementioned hedge instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2009 and 2008, and as of January 1, 2008, classified by term to maturity:

	As of December 31, 2009
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged element
Chilean Central Bank Bonds in Pesos (BCP)	-	-	10,320	37,173
Chilean Central Bank Bonds in UF (BCU)	-	83,113	57,911	31,588
Corporate bonds	-	-	10,906	-
Senior bonds	-	405,800	-	-
Subordinated bonds	-	111,595	152,175	-
Short-term loans	-	-	25,000	22,191
Interbank loans	-	131,885	-	-
Time deposits	113,042	4,640	-	-
Mortgage bonds	-	-	-	78,870

Totals	113,042	737,033	256,312	169,822

Hedge instrument
Cross currency swap	26,079	214,998	220,406	147,631
Interest rate swap	71,963	517,395	10,906	-
Call money swap	15,000	4,640	25,000	22,191

Totals	113,042	737,033	256,312	169,822

	As of December 31, 2008
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged element
Senior bonds	-	-	13,787	-
Subordinated bonds	-	166,725	224,437	-

Totals	-	166,725	238,224	-

Hedge instrument
Cross currency swap	-	166,725	192,375	-
Interest rate swap	-	-	45,849	-

Totals	-	166,725	238,224	-

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 08 - DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING, continued:

	As of January 1, 2008
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged element
Corporate bonds	-	-	10,702	-
Subordinated bonds	-	-	110,507	149,334
Interbank loans	-	-	129,423	-

Totals	-	-	250,632	149,334

Hedge instrument
Cross currency swap	-	-	129,423	149,334
Interest rate swap	-	-	121,209	-

Totals	-	-	250,632	149,334

Cash flow hedges:

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable rate. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Below is the nominal amount of the hedged items as of December 31, 2009 and 2008, and as of January 1, 2008, and the period when the cash flows will be generated:

	As of December 31, 2009
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged element
Bonds	-	-	-	-
Interbank loans	634,823	73,551	-	-

Totals	634,823	73,551	-	-

Hedge instrument
Cross currency swap	634,823	73,551	-	-

Totals	634,823	73,551	-	-

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 08 - DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING, continued:

	As of December 31, 2008
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged element
FRN bonds	256,500	-	-	-
Interbank loans	368,398	128,250	-	-

Totals	624,898	128,250	-	-

Hedge instrument
Cross currency swap	624,898	128,250	-	-

Totals	624,898	128,250	-	-

	As of January 1, 2008
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged element
FRN bonds	-	199,112	-	-
Interbank loans	-	273,779	-	-

Totals	-	472,891	-	-

Hedge instrument
Cross currency swap	-	472,891	-	-

Totals	-	472,891	-	-

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 08 - DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING, continued:

Below is an estimate of the periods in which the flows are expected to be produced:

As of December 31, 2009
Within 1	Between 1 and 3	Between 3 and 6	Over 6
year	years	years	years
MCh$	MCh$	MCh$	MCh$

Hedged element
Inflows	-	-	-	-
Outflows	(7,570)	(1,487)	-	-
Net flows	(7,570)	(1,487)	-	-

Hedge instrument
Inflows	7,570	1,487	-	-
Outflows	(2,570)	(938)	-	-
Net flows	5,000	549	-	-

As of December 31, 2008
Within 1	Between 1 and 3	Between 3 and 6	Over 6
year	years	years	years
MCh$	MCh$	MCh$	MCh$

Hedged element
Inflows	-	-	-	-
Outflows	(13,212)	(645)	-	-
Net flows	(13,212)	(645)	-	-

Hedge instrument
Inflows	13,212	645	-	-
Outflows	(13,464)	(1,155)	-	-
Net flows	(252)	(510)	-	-

	As of January 1, 2008
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged element
Inflows	-	-	-	-
Outflows	-	(37,403)	-	-
Net flows	-	(37,403)	-	-

Hedge instrument
Inflows	-	37,403	-	-
Outflows	-	(28,173)	-	-
Net flows	-	9,230	-	-

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 08 - DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING, continued:

c)	The income generated by cash flow hedges whose effect was recorded in the Consolidated Statement of Changes in Shareholders’ Equity as of December 31, 2009 and 2008 is shown below:

	As of December 31,
	2009	2008
	MCh$	MCh$

Senior bond	-	3,163
Loan	(3,162)	7,710

Net flows	(3,162)	10,873

Since the variable flows for both the hedged element and the hedging element mirror each other, the hedges are 100% efficient, which means that the variations of value attributable to rate components are netted out.

In the 2009 and 2008 period the Bank does not record expected future transactions in its cash flow hedge accounting portfolio.

d)	Below is a presentation of income generated by cash flow derivatives whose effect was transferred from other comprehensive income to income for the period:

	As of December 31,
	2009	2008
	MCh$	MCh$

Senior bond	-	-
Loan	(66)	-

Net income from cash flow hedges	(66)	-

e)	Net investment hedges for foreign businesses:

As of December 31, 2009 and 2008, the Bank does not present foreign net investment hedges in its hedge accounting portfolio.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 09 - INTERBANK LOANS:

a)	At December 31, 2009, 2008 and January 1, 2008, the balances in the “Interbank loans” item are as follows:

	As of December 31,		As of January 1,
	2009	2008	2008
	MCh$	MCh$	MCh$

Domestic banks
Loans and advances to banks	3	-	45,961
Deposits in the Central Bank of Chile	-	-	-
Nontransferable Chilean Central Bank Bonds	-	-	-
Other Central Bank of Chile loans	-	-	-
Interbank loans	-	-	-
Overdrafts in checking accounts	-	-	-
Nontransferable domestic bank loans	-	-	-
Other domestic bank loans	-	-	-
Allowances and impairment for domestic bank loans	-	-	-

Foreign banks
Loans to foreign banks	23,409	95,534	-
Overdrafts in current accounts	-	-	-
Nontransferable foreign bank deposits	-	-	-
Other foreign bank loans	-	-	-
Allowances and impairment for foreign bank loans	(42)	(35)	-
-
Totals	23,370	95,499	45,961

b)	The amount in each period for allowances and impairment of interbank loans is shown below:

As of December 31,
2009			2008
Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

As of January 1	-	35	35	-	-	-
Charge-offs	-	-	-	-	-	-
Allowances established	-	7	7	-	35	35
Allowances released	-	-	-	-	-	-

Totals	-	42	42	-	35	35

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 10 - LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS:

a)	Loans and accounts receivables from customers

As of December 31, 2009, 2008 and January 1, 2008, the composition of the loan portfolio is as follows:

	Assets before allowances			Allowances established
As of December 31, 2009	Normal portfolio	Substandard loans (*)	Total	Individual allowances	Group allowances	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	4,832,638	656,957	5,489,595	45,857	78,418	124,275	5,365,320
Foreign trade loans	531,487	104,841	636,328	21,732	1,295	23,027	613,301
General purpose mortgage loans	69,060	23,851	92,911	623	2,947	3,570	89,341
Factoring transactions	126,106	4,166	130,272	1,642	744	2,386	127,886
Leasing transactions	890,107	74,591	964,698	6,531	1,308	7,839	956,859
Other loans and accounts receivables from customers	1,026	9,932	10,958	1,912	3,430	5,342	5,616

Subtotals	6,450,424	874,338	7,324,762	78,297	88,142	166,439	7,158,323

Mortgage loans
Loans with mortgage finance bonds	169,827	5,765	175,592	-	576	576	175,016
Mortgage mutual loans	139,890	59,249	199,139	-	9,040	9,040	190,099
Other mortgage mutual loans	3,717,188	67,134	3,784,322	-	6,918	6,918	3,777,404
Leasing transactions	-	-	-	-	-	-	-

Subtotals	4,026,905	132,148	4,159,053	-	16,534	16,534	4,142,519

Consumer loans
Installment consumer loans	945,924	432,120	1,378,044	-	130,532	130,532	1,247,512
Credit card balances	564,685	22,252	586,937	-	24,433	24,433	562,504
Consumer leasing contracts	3,447	388	3,835	-	9	9	3,826
Other consumer loans	250,742	24,491	275,233	-	11,538	11,538	263,695

Subtotals	1,764,798	479,251	2,244,049	-	166,512	166,512	2,077,537

Totals	12,242,127	1,485,737	13,727,864	78,297	271,188	349,485	13,378,379
(*)   Pursuant to Chapter E, Title I, Section #2 of the Compendium of Accounting Standards issued by the SBIF, up to November 30, 2009, for the purposes of determining the substandard loans it was not required to automatically include loans of a borrower subject to group assessment who was current or overdue for less than 90 days.

Accordingly, commencing December 1, 2009, this category includes 100% of the loans or accounts receivables a given borrower may have that are subject to group assessment when any of them is 90 days or more overdue (whether the rest are current, less than 90 days in arrears, or past due).

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 10 - LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued:

	Assets before allowances			Allowances established
As of December 31, 2008	Normal portfolio	Substandard loans	Total	Individual allowances	Group allowances	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	5,206,239	269,216	5,475,455	31,880	52,417	84,297	5,391,158
Foreign trade loans	1,381,928	77,256	1,459,184	11,287	1,301	12,588	1,446,596
General purpose mortgage loans	105,871	15,529	121,400	1,017	2,557	3,574	117,826
Factoring transactions	318,676	4,460	323,136	1,309	546	1,855	321,281
Leasing transactions	932,200	32,894	965,094	5,830	643	6,473	958,621
Other loans and accounts receivables from customers	3,730	7,861	11,591	2,768	2,574	5,342	6,249

Subtotals	7,948,644	407,216	8,355,860	54,091	60,038	114,129	8,241,731

Mortgage loans
Loans with mortgage finance bonds	221,017	7,705	228,722	-	968	968	227,754
Mortgage mutual loans	165,813	31,492	197,305	-	4,400	4,400	192,905
Other mortgage mutual loans	3,472,866	81,663	3,554,529	-	7,262	7,262	3,547,267
Leasing transactions	-	-	-	-	-	-	-

Subtotals	3,859,696	120,860	3,980,556	-	12,630	12,630	3,967,926

Consumer loans
Installment consumer loans	1,036,068	311,074	1,347,142	-	106,313	106,313	1,240,829
Credit card balances	562,297	20,296	582,593	-	28,162	28,162	554,431
Consumer leasing contacts	4,807	58	4,865	-	-	-	4,865
Other consumer loans	303,783	10,755	314,538	-	12,971	12,971	301,567

Subtotals	1,906,955	342,183	2,249,138	-	147,446	147,446	2,101,692

Totals	13,715,295	870,259	14,585,554	54,091	220,114	274,205	14,311,349

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 10 - LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued:

	Assets before allowances			Allowances established
As of January 1, 2008	Normal portfolio	Substandard loans	Total	Individual allowances	Group allowances	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	4,480,505	245,404	4,725,909	25,546	43,295	68,841	4,657,068
Foreign trade loans	800,872	13,607	814,479	2,696	841	3,537	810,942
General purpose mortgage loans	136,016	13,137	149,153	523	2,266	2,789	146,364
Factoring transactions	261,468	5,177	266,645	710	939	1,649	264,996
Leasing transactions	848,044	26,899	874,943	4,284	1,405	5,689	869,254
Other loans and accounts receivables from customers	3,220	4,135	7,355	1,345	1,663	3,008	4,347

Subtotals	6,530,125	308,359	6,838,484	35,104	50,409	85,513	6,752,971

Mortgage loans
Loans with mortgage finance bonds	267,082	3,764	270,846	-	1,389	1,389	269,457
Mortgage mutual loans	9,616	200,080	209,696	-	3,364	3,364	206,332
Other mortgage mutual loans	2,815,468	48,405	2,863,873	-	4,570	4,570	2,859,303
Leasing transactions	-	-	-	-	-	-	-

Subtotals	3,092,166	252,249	3,344,415	-	9,323	9,323	3,335,092

Consumer Loans
Installment consumer loans	983,554	263,547	1,247,101	-	97,482	97,482	1,149,619
Credit card balances	513,813	11,517	525,330	-	25,471	25,471	499,859
Consumer leasing contacts	4,575	120	4,695	-	-	-	4,695
Other consumer loans	279,971	12,683	292,654	-	12,615	12,615	280,039

Subtotals	1,781,913	287,867	2,069,780	-	135,568	135,568	1,934,212

Totals	11,404,204	848,475	12,252,679	35,104	195,300	230,404	12,022,275

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 10 - LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued:

b)	Portfolio characteristics:

As of December 31, 2009, 2008 and January 1, 2008, the portfolio before allowances has the following detail by customer’s economic activity:

	Domestic loans (*)			Foreign loans			Total loans			Distribution percentage
	As of December 31,		As of January 1,	As of December 31,		As of January 1,	As of December 31,		As of January 1,	As of December 31,		As of January 1,
	2009	2008	2008	2009	2008	2008	2009	2008	2008	2009	2008	2008
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%	%

Commercial loans
Manufacturing	640,395	937,305	717,824	-	-	-	640,395	937,305	717,824	4.66	6.39	5.84
Mining	67,057	323,269	51,570	-	-	-	67,057	323,269	51,570	0.49	2.21	0.42
Electricity, gas and water	144,386	207,542	195,992	-	-	-	144,386	207,542	195,992	1.05	1.41	1.59
Agriculture and livestock	610,909	647,897	483,522	-	-	-	610,909	647,897	483,522	4.44	4.40	3.93
Forest	71,085	88,554	66,841	-	-	-	71,085	88,554	66,841	0.52	0.60	0.54
Fishing	127,025	170,934	109,739	-	-	-	127,025	170,934	109,739	0.93	1.16	0.89
Transport	362,508	423,856	303,561	-	-	-	362,508	423,856	303,561	2.64	2.89	2.47
Communications	164,077	192,750	176,299	-	-	-	164,077	192,750	176,299	1.20	1.31	1.43
Construction	817,293	887,391	779,106	-	-	-	817,293	887,391	779,106	5.95	6.04	6.33
Commerce (**)	1,650,903	2,219,987	1,638,178	23,409	95,534	-	1,674,312	2,315,521	1,638,178	12.03	15.78	13.32
Services	288,256	395,840	348,282	-	-	-	288,256	395,840	348,282	2.10	2.70	2.83
Other	2,380,871	1,860,535	2,013,531	-	-	-	2,380,871	1,860,535	2,013,531	17.34	12.68	16.38

Subtotals	7,324,765	8,355,860	6,884,445	23,409	95,534	-	7,348,174	8,451,394	6,884,445	53.35	57.57	55.97

Mortgage loans	4,159,053	3,980,556	3,344,415	-	-	-	4,159,053	3,980,556	3,344,415	30.30	27.11	27.20

Consumer loans	2,244,049	2,249,138	2,069,780	-	-	-	2,244,049	2,249,138	2,069,780	16.35	15.32	16.83

Totals	13,727,867	14,585,554	12,298,640	23,409	95,534	-	13,751,276	14,681,088	12,298,640	100	100	100

  (*)  Includes domestic loans and accounts receivables from customers and interbank loans (Note 09).
(**)  Includes loans to domestic financial institutions amounting to $3 million as of December 31, 2009 ($45,961 million as of January 1, 2008).
As of December 31, 2008 there were no such loans.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 10 - LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued:

c)	Allowances

The allowance activities in the 2009 and 2008 periods are as follows:

	As of December 31,
	2009			2008
	Individual allowances	Group allowances	Total	Individual allowances	Group allowances	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1,	54,091	220,114	274,205	35,104	195,300	230,404

Portfolio charge offs:	-	-	-	-	-	-
Commercial loans	(4,898)	(43,220)	(48,118)	(3,796)	(29,139)	(32,935)
Mortgage loans	-	(8,708)	(8,708)	-	(5,032)	(5,032)
Consumer loans	-	(239,005)	(239,005)	-	(236,405)	(236,405)

Total charge offs loans	(4,898)	(290,933)	(295,831)	(3,796)	(270,576)	(274,372)

Allowances established	34,739	363,670	398,409	25,508	300,578	326,086
Allowances released	(5,635)	(21,663)	(27,298)	(2,725)	(5,188)	(7,913)

Totals	78,297	271,188	349,485	54,091	220,114	274,205

In addition to these loan loss allowances, there are allowances to mitigate country risk for foreign operations, which are recorded as liabilities under the item “Provisions”.

Contingent loan loss allowances are recorded as liabilities under the item “Provisions”. (For further details see Note 22).

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 11 - LOAN PURCHASES, SALES AND SUBSTITUTIONS:

In 2009 the following loan trading operations were conducted:

	As of December 31, 2009
	Book value	Sale value	Allowances	Effect on income
	MCh$	MCh$	MCh$	MCh$

Loans item
(1)	-	8,689	-	8,689
(2)	14,847	15,389	-	542

(1)
In 2009 the Bank sold part of its loan portfolio that had been charged off. The transfer of rights was made in November 2009, for a total of $8,689 million, which was recorded as income from sale of charged-off portfolio in its entirety.

(2)	In addition, current portfolio totaling $15,389 million was sold in 2009, generating an income from portfolio sale of approximately $542 million.

In 2008 the following loan trading operations have been conducted:

	As of December 31, 2008
	Book value	Sale value	Allowances	Effect on income
	MCh$	MCh$	MCh$	MCh$

Loans item
(1)	-	5,811	-	5,811
(2)	-	7,611	1,611	6,000
(3)	22,257	23,237	-	980
(4)	-	-	-	2,226

(1)
In 2008 the Bank sold part of its loan portfolio that had been charged off: The transfer of rights was made in February 2008, for a total of $5,811 million, which was recorded as income from sale of charged-off portfolio.

(2)
Transfer of Rights in August 2008, which represented at total of $7,611 million for the portfolio sale, $6,000 million of which was recorded as income and the remaining $1,611 million remained available in a special account for potential price adjustments that might occur in the future, in accordance with the procedure established in the contract.

(3)
In addition, through the Leasing Bank Division, on August 20, 2008 a current transaction was sold for a total of $23,237 million, generating an income from portfolio sale of approximately $980 million.

(4)
In 2007 the Bank sold part of the charged-off loan portfolio in the Transfer of Rights conducted on March 9, 2007, for a total price of approximately $39,603 million, of which $9,901 million remained in a special account for potential future price adjustments, pursuant to the procedure established in the loan assignment contract (escrow deposit). In March 2007 approximately $4,094 million of the loans that were cancelled between the cut-off date for the loans to be assigned (September 30, 2006) and the date on which this assignment was formalized (March 9, 2007) was refunded. Hence, the net amount recorded as charged-off portfolio recoveries for this operation was $25,608 million.

Finally, on December 14, 2007, by means of a public instrument, the rights transfer and escrow deposit contract were amended and concluded. According to this last amendment, the Bank would receive $2,424 million ($2,226 million at historic value) in 2008 from the aforementioned price adjustment, which actually happened during the first quarter of 2008.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 12 – AVAILABLE FOR SALE INVESTMENTS:

As of December 31, 2009 and 2008, the detail of available for sale investments is as follows:

	As of December 31,		As of January 1,
	2009	2008	2008
	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	1,063,879	690,123	282,561
Chilean Central Bank Notes	264,011	49,204	54,305
Other Chilean Central Bank and Government securities	212,362	93,128	109,194
Subtotals	1,540,252	832,455	446,060

Other Chilean securities
Time deposits in Chilean financial institutions	41,407	1,305	-
Mortgage finance bonds of Chilean financial institutions	236,847	284,033	273,010
Chilean financial institutions bonds	-	-	-
Chilean corporate bonds	11,584	13,522	10,638
Other Chilean securities	-	-	-
Subtotals	289,838	298,860	283,648

Foreign financial securities
Foreign Central Banks and government securities	-	-	-
Other foreign financial securities	-	448,925	49,927
Subtotals	-	448,925	49,927

Totals	1,830,090	1,580,240	779,635

Chilean Central Bank and Government securities include instruments sold to customers and financial institutions under agreements to repurchase in the amount of $403,295 million and $58,859 million as of December 31, 2009, 2008 and January 1, 2008, respectively.

As of December 31, 2009 available for sale investments included unrealized net losses of $29,304 million, recorded as a “Valuation adjustment in equity,” distributed between $29,132 million attributable to Bank shareholders and $172 million attributable to minority interest.

As of December 31, 2008 available for sale investments included unrealized net losses of $20,019 million, recorded as a “Valuation adjustment” in Shareholders’ equity, distributed between $19,972 million attributable to Bank shareholders and $47 million attributable to minority interest.

As of January 1, 2008 available for sale investments included unrealized net losses of $5,548 million, recorded as a “Valuation adjustment” in Shareholders’ equity, attributable solely to Bank shareholders.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 12 - INVESTMENT INSTRUMENTS, continued:

Realized profits and losses are calculated as the proceeds from sales less the cost (specific identification method) of the investments identified as for sale. In addition, any unrealized profit or loss previously recorded in equity for these investments is reversed when recorded in the income statements.

Gross profits and losses realized on the sale of available for sale investments as of December 31, 2009 and 2008 are as follows:

	As of December 31,
	2009	2008
	MCh$	MCh$

Proceeds from sale of available for sale investments generating realized profits	5,577,210	697,089
Realized profits	56,977	2,765
Proceeds from sale of available for sale investments generating realized losses	1,830,765	774,658
Realized losses	5,060	1,897

The Bank reviewed the unrealized instruments with losses as of December 31, 2009, 2008 and January 1, 2008 and concluded that there was no impairment other than temporary impairment. This review consisted of evaluating the economic reasons for any declines, the credit ratings of the securities’ issuers and the Bank’s intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank believes that there were no other than temporary impairments in its investment portfolio, since most of the decline in fair value of these securities was caused by market conditions which the Bank considers to be temporary. Most of the instruments that have unrealized losses as of December 31, 2009, 2008 and January 1, 2008 were in a continuous unrealized loss position for less than one year.

The realized value and fair value of the available for sale investments as of December 31, 2009, 2008 and January 1, 2008 are as follows:

	As of December 31, 2009
	Cost	Gross unrealized profits	Gross unrealized losses	Fair value
	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	1,077,227	200	(13,548)	1,063,879
Chilean Central Bank Notes	264,866	31	(886)	264,011
Other Chilean Central Bank and Government securities	220,609	19	(8,266)	212,362
Subtotals	1,562,702	250	(22,700)	1,540,252
Other Chilean securities
Time deposits in Chilean financial institutions	41,388	19	-	41,407
Mortgage finance bonds of Chilean financial institutions	244,097	80	(7,330)	236,847
Chilean financial institutions bonds	-	-	-	-
Chilean corporate bonds	11,207	377	-	11,584
Other Chilean securities	-	-	-	-
Subtotals	296,692	476	(7,330)	289,838
Foreign financial securities
Foreign Central Banks and government securities	-	-	-	-
Other foreign financial securities	-	-	-	-
Subtotals	-	-	-	-

Totals	1,859,394	726	(30,030)	1,830,090

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 12 - INVESTMENT INSTRUMENTS, continued:

	As of December 31, 2008
	Cost	Gross unrealized profits	Gross unrealized losses	Fair value
	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	684,176	13,536	(7,589)	690,123
Chilean Central Bank Notes	50,349	-	(1,145)	49,204
Other Chilean Central Bank and Government securities	94,318	676	(1,866)	93,128
Subtotals	828,843	14,212	(10,600)	832,455
Other Chilean securities
Time deposits in Chilean financial institutions	3,092	-	(1,787)	1,305
Mortgage finance bonds of Chilean financial institutions	305,552	23	(21,542)	284,033
Chilean financial institutions bonds	-	-	-	-
Chilean corporate bonds	13,847	-	(325)	13,522
Other Chilean securities
Subtotals	322,491	23	(23,654)	298,860
Foreign financial securities
Foreign Central Banks and government securities	-	-	-	-
Other foreign financial securities	448,925	-	-	448,925
Subtotals	448,925	-	-	448,925
Totals	1,600,259	14,235	(34,254)	1,580,240

	As of January 1, 2008
	Cost	Gross unrealized profits	Gross unrealized losses	Fair value
	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	282,995	175	(609)	282,561
Chilean Central Bank Notes	54,358	15	(68)	54,305
Other Chilean Central Bank and Government securities	109,993	264	(1,063)	109,194
Subtotals	447,346	454	(1,740)	446,060
Other Chilean securities
Time deposits in Chilean financial institutions	-	-	-	-
Mortgage finance bonds of Chilean financial institutions	277,155	542	(4,687)	273,010
Chilean financial institutions bonds	-	-	-	-
Chilean corporate bonds	10,755	-	(117)	10,638
Other Chilean securities	-	-	-	-
Subtotals	287,910	542	(4,804)	283,648
Foreign financial securities
Foreign Central Banks and government securities	-	-	-	-
Other foreign financial securities	49,927	-	-	49,927
Subtotals	49,927	-	-	49,927
Totals	785,183	996	(6,544)	779,635

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 12 - INVESTMENT INSTRUMENTS, continued:

The following tables show the available for sale investments in an unrealized profit (loss) position as of December 31, 2009 and 2008 and January 1, 2008.

As of December 31, 2009:

	Less than 12 months				More than 12 months				Total
	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	1,077,227	1,063,879	200	(13,548)	-	-	-	-	1,077,227	1,063,879	200	(13,548)
Chilean Central Bank Notes	264,866	264,011	31	(886)	-	-	-	-	264,866	264,011	31	(886)
Other Chilean Central Bank and Government securities	220,609	212,362	19	(8,266)	-	-	-	-	220,609	212,362	19	(8,266)
Subtotals	1,562,702	1,540,252	250	(22,700)	-	-	-	-	1,562,702	1,540,252	250	(22,700)

Other Chilean securities
Time deposits in Chilean financial institutions	41,388	41,407	19	-	-	-	-	-	41,388	41,407	19	-
Mortgage finance bonds of Chilean financial institutions	244,097	236,847	80	(7,330)	-	-	-	-	244,097	236,847	80	(7,330)
Chilean financial institutions bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	11,207	11,584	377	-	-	-	-	-	11,207	11,584	377	-
Other Chilean securities	-	-	-	-	-	-	-	-	-	-	-	-
Subtotals	296,692	289,838	476	(7,330)	-	-	-	-	296,692	289,838	476	(7,330)

Foreign financial securities
Foreign Central Banks and government securities	-	-	-	-	-	-	-	-	-	-	-	-
Other foreign financial securities	-	-	-	-	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-	-	-	-	-	-	-

Totals	1,859,394	1,830,090	726	(30,030)	-	-	-	-	1,859,394	1,830,090	726	(30,030)

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 12 - INVESTMENT INSTRUMENTS, continued:

As of December 31, 2008:

	Less than 12 months				More than 12 months				Total
	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	684,176	690,123	13,536	(7,589)	-	-	-	-	684,176	690,123	13,536	(7,589)
Chilean Central Bank Notes	50,349	49,204	-	(1,145)	-	-	-	-	50,349	49,204	-	(1,145)
Other Chilean Central Bank and Government securities	94,318	93,128	676	(1,866)	-	-	-	-	94,318	93,128	676	(1,866)
Subtotals	828,843	832,455	14,212	(10,600)	-	-	-	-	828,843	832,455	14,212	(10,600)

Other Chilean securities
Time deposits in Chilean financial institutions	3,092	1,305	-	(1,787)	-	-	-	-	3,092	1,305	-	(1,787)
Mortgage finance bonds of Chilean financial institutions	305,552	284,033	23	(21,542)	-	-	-	-	305,552	284,033	23	(21,542)
Chilean financial institutions bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	13,847	13,522	-	(325)	-	-	-	-	13,847	13,522	-	(325)
Other Chilean securities	-	-	-	-	-	-	-	-	-	-	-	-
Subtotals	322,491	298,860	23	(23,654)	-	-	-	-	322,491	298,860	23	(23,654)

Foreign financial securities
Foreign Central Banks and government securities	-	-	-	-	-	-	-	-	-	-	-	-
Other foreign financial securities	448,925	448,925	-	-	-	-	-	-	448,925	448,925	-	-
Subtotals	448,925	448,925	-	-	-	-	-	-	448,925	448,925	-	-

Totals	1,600,259	1,580,240	14,235	(34,254)	-	-	-	-	1,600,259	1,580,240	14,235	(34,254)

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 12 - INVESTMENT INSTRUMENTS, continued:

As of January 1, 2008:

	Less than 12 months				More than 12 months				Total
	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	282,995	282,561	175	(609)	-	-	-	-	282,995	282,561	175	(609)
Chilean Central Bank Notes	54,358	54,305	15	(68)	-	-	-	-	54,358	54,305	15	(68)
Other Chilean Central Bank and Government securities	109,993	109,194	264	(1,063)	-	-	-	-	109,993	109,194	264	(1,063)
Subtotals	447,346	446,060	454	(1,740)	-	-	-	-	447,346	446,060	454	(1,740)

Other Chilean securities
Time deposits in Chilean financial institutions	-	-	-	-	-	-	-	-	-	-	-	-
Mortgage finance bonds of Chilean financial institutions	277,155	273,010	542	(4,687)	-	-	-	-	277,155	273,010	542	(4,687)
Chilean financial institutions bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	10,755	10,638	-	(117)	-	-	-	-	10,755	10,638	-	(117)
Other Chilean securities	-	-	-	-	-	-	-	-	-	-	-	-
Subtotals	287,910	283,648	542	(4,804)	-	-	-	-	287,910	283,648	542	(4,804)

Foreign financial securities
Foreign Central Banks and government securities	-	-	-	-	-	-	-	-	-	-	-	-
Other foreign financial securities	49,927	49,927	-	-	-	-	-	-	49,927	49,927	-	-
Subtotals	49,927	49,927	-	-	-	-	-	-	49,927	49,927	-	-

Totals	785,183	779,635	996	(6,544)	-	-	-	-	785,183	779,635	996	(6,544)

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 13 - INVESTMENTS IN OTHER COMPANIES:

a)
The Consolidated Balance Sheet reflects investments in other companies amounting to $7,417 million as of December 31, 2009, $7,277 million as of December 31, 2008 and $7,301 million as of January 1, 2008, as shown in the following table:

				Investment
	Ownership interest			Carrying value			Participation in Income
	As of December 31,		As of January 1,	As of December 31,		As of January 1,	As of December 31,
	2009	2008	2008	2009	2008	2008	2009	2008
	%	%	%	MCh$	MCh$	MCh$	MCh$	MCh$
Companies
Centro de Compensación Automatizado	33.33	33.33	33.33	304	300	275	18	44
Redbank S.A.	33.43	33.43	33.43	1,756	1,680	1,410	191	145
Transbank S.A.	32.71	32.71	32.71	2,292	2,256	2,112	317	403
Sociedad Interbancaria de Depósito de Valores S.A.	29.28	29.28	29.28	415	380	346	93	19
Sociedad Nexus S.A.	12.90	12.90	12.90	921	932	903	94	147
Administrador Financiero del Transantiago S.A.(1) (11)	20.00	20.00	20.00	583	536	813	(614)	(308)
Cámara Compensación de Alto Valor S.A. (3) (5)	12.65	11.52	11.52	422	390	369	66	97

Subtotals				6,693	6,474	6,228	165	547

Shares or rights in other companies
Bladex	-	-	-	136	136	136	-	-
Bolsas de Comercio (8) (9)	-	-	-	358	358	664	69	85
Mastercard (2) (10)	-	-	-	-	83	83	-	-
Other (6) (7) (4)	-	-	-	230	226	190	63	-

Totals	-	-	-	7,417	7,277	7,301	297	632

(1)
On November 30, 2009, by means of a letter addressed to the Superintendence of Securities and Insurance, Administrador Financiero del Transantiago S.A. reported that, in accordance with the implementation of the IFRS standards, it had modified its equity as of December 31, 2009 to record UF 210,750 of accumulated income which it had previously held in deferred liabilities. Banco Santander Chile recorded that higher value of investment against accumulated income in the amount of $853 million.

(2)
On June 26, 2009 Banco Santander Chile sold all of its Mastercard shares, totaling 16,049 shares with a value of $1,453 million, generating a $1,370 million profit from the sale, which is presented in the “Non-operating income” item of the Consolidated Statement of Income.

(3)	On April 21, 2009 Banco Penta sold and transferred to Banco Santander Chile 55 shares in the Cámara Compensación de Alto Valor S.A. at a total price of $16 million.

(4)
On March 10, 2009 Visa Inc. transferred to Banco Santander Chile a total of 34,093 LAC class shares. On March 20, 2009, 51% of these shares were sold, totalling 17,387 shares, at a price of $27,442 per share, generating an income of $477 million, which is included in Other operating income in the Consolidated Statement of Income.

(5)	On March 9, 2009 Banco Ripley sold and transferred to Banco Santander Chile 54 shares in the Cámara Compensación de Alto Valor S.A. for a total price of $16 million.

(6)	On August 18, 2008, 36 SWIFT shares were sold. At the time of the sale their book value was $45 million and their sale price was $51 million, generating a $6 million gain on the sale.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 13 - INVESTMENTS IN OTHER COMPANIES, continued:

(7)
On March 12, 2008 Visa Inc. transferred to Banco Santander Chile a total of 312,379 Class C, Series 1, shares valued at $1 in local currency. On March 28, 2008, 56.19% of the total number of shares, numbering 175,512 shares, was sold at a price of $19,190 per share, generating a $3,368 million gain on the sale.

(8)
On January 14, 2008 the Santander S.A. Corredores de Bolsa subsidiary sold one share in the Bolsa de Comercio de Santiago. Its book value at the time of the sale was $341 million and its sale price was $1,315 million, generating a $974 million gain on the sale.

(9)	In August 2007, Santander S.A. Corredores de Bolsa sold one share in the Bolsa de Comercio de Santiago. The sale price was $1,215 million and the profit generated was $826 million.

(10)	In November 2007, 17,000 shares in the Mastercard company were sold, generating a $1,439 million profit, which is shown in the non-operating item of the Consolidated Statement of Income.

(11)
On December 21, 2007, it was decided by a Special Shareholders Meeting of the Administradora Financiero del Transantiago S.A. company to capitalize the commercial credit account which was granted by its shareholders, for a total of $11,107 million. Banco Santander Chile owns 20% of that company, and accordingly, its contribution was $2,221 million.

During 2009, the Bank received $833 million ($638 million in 2008) as dividends from its related companies.

b)     Activity with respect to investments in other companies during 2009 and 2008 is as follows:

	As of December 31,
	2009	2008
	MCh$	MCh$

Initial book value	7,277	7,301
Acquisition of equity	32	-
Sale of equity	(209)	(386)
Participation in income	297	632
Dividends received	(833)	(638)
Other equity adjustments	853	368

Totals	7,417	7,277

c)    Investments in other companies has not undergone any impairment in 2009 and 2008.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 14 - INTANGIBLE ASSETS:

a)	Intangible assets as of December 31, 2009, 2008 and January 1, 2008 is as follows:

				2009
	Useful life (years)	Remaining amortization (years)	Opening balance as of January 1, 2009	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	1.8	1,732	4,422	(2,878)	1,544
Softwares (acquired)	3	2	66,500	123,939	(48,223)	75,716

Totals			68,232	128,361	(51,101)	77,260

				2008
	Useful life (years)	Remaining amortization (years)	Opening balance as of January 1, 2008	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	1.6	2,420	3,194	(1,462)	1,732
Software development (acquired)	3	2	53,804	91,207	(24,707)	66,500

Totals			56,224	94,401	(26,169)	68,232

b)	The activity in intangible assets during 2009 and 2008 is as follows:

b.1)   Gross balance

	Licenses	Software development (acquired)	Total
	MCh$	MCh$	MCh$

Gross balances 2009
Opening balances as of January 1, 2009	3,194	91,207	94,401
Acquisitions	1,228	32,732	33,960
Other	-	-	-

Balances as of December 31, 2009	4,422	123,939	128,361

Gross balances 2008
Opening balances as of January 1, 2008 (*)	2,420	53,804	56,224
Acquisitions	774	37,403	38,177
Other	-	-	-

Balance as of December 31, 2008	3,194	91,207	94,401

(*)  On January 1, 2008, intangible assets were recorded at their amortized cost value, net of accumulated amortization.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 14 - INTANGIBLE ASSETS, continued:

b.2)  Accumulated amortization

Accumulated amortization	Licenses	Softwares (acquired)	Total
	MCh$	MCh$	MCh$

Opening balances as of January 1, 2009	(1,462)	(24,707)	(26,169)
Amortization for the period	(1,416)	(23,516)	(24,932)
Other changes in book value in the period	-	-	-

Balances as of December 31, 2009	(2,878)	(48,223)	(51,101)

Opening balances as of January 1, 2008 (*)	-	-	-
Amortization for the period	(1,462)	(24,707)	(26,169)
Other changes in book value in the period	-	-	-

Balances as of December 31, 2008	(1,462)	(24,707)	(26,169)

(*)  On January 1, 2008, intangible assets were recorded at their amortized cost value, net of accumulated amortization.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 15 - PROPERTY, PLANT AND EQUIPMENT:

a)   Property, plant and equipment as of December 31, 2009, 2008 and January 1, 2008 is as follows:

		2009
	Opening balance as of January 1, 2009	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	170,197	180,868	(18,946)	161,922
Equipment	15,597	27,993	(14,602)	13,391
Ceded under operating leases	4,092	727	(38)	689
Other	10,503	17,513	(9,393)	8,120

Totals	200,389	227,101	(42,979)	184,122

		2008
	Opening balance as of January 1, 2008	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	169,409	178,502	(8,305)	170,197
Equipment	17,135	22,990	(7,393)	15,597
Ceded under operating leases	4,161	4,161	(69)	4,092
Other	11,784	16,150	(5,647)	10,503

Totals	202,489	221,803	(21,414)	200,389

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 15 - PROPERTY, PLANT AND EQUIPMENT, continued:

b)   The activity in property, plant and equipment during the 2009 and 2008 periods is as follows:

b.1)  Gross balance

2009	Land and buildings	Equipment	Ceded under operating leases	Other	Total
Cost	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2009	178,502	22,990	4,161	16,150	221,803
Additions	5,730	5,085	-	941	11,756
Disposals (iii)	(2,637)	(7)	(4,161)	(19)	(6,824)
Impairment due to damage (i)	-	(75)	-	-	(75)
Transfers	(727)	-	727	441	441
Other	-	-	-	-	-

Balances as of December 31, 2009	180,868	27,993	727	17,513	227,101

2008	Land and buildings	Equipment	Ceded under operating leases	Other	Total
Cost	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2008 (ii)	169,409	17,135	4,161	11,784	202,489
Additions	10,310	5,949	-	3,303	19,562
Disposals	(1,217)	(10)	-	(48)	(1,275)
Impairment due to damages	-	(84)	-	-	(84)
Transfers	-	-	-	-	-
Other	-	-	-	1,111	1,111

Balances as of December 31, 2008	178,502	22,990	4,161	16,150	221,803
(i)
During 2009 the Bank recorded impairment due to damage to property, plant and equipment totaling $75 million. The indemnification payment received from the insurance company for this damage is shown in “Other revenues” in the Consolidated Statement of Income.

(ii)
Pursuant to the allowances of Chapter E of the new Compendium of Accounting Standards, the Bank determined the cost attributed to its property, plant and equipment as of January 1, 2008, choosing the lower of each asset’s historical cost (including its respective price-level restatements up to December 31, 2007) and its fair value based on an appraisal thereof by an independent third-party appraiser. That is why the property, plant and equipment as of January 1, 2008 are recorded at their amortized cost value, net of accumulated depreciation.

(iii)
On December 30, 2009 the Bank sold a building it had received in payment, located at calle Bandera #201, to IM Trust Administradora General de Fondos for Fondo de Inversión Privado Inmobiliario Bandera, a private real estate investment fund, as is disclosed in Note 03, subsection c.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 15 - PROPERTY, PLANT AND EQUIPMENT, continued:

b.2)  Accumulated depreciation

2009	Land and constructions	Equipment	Ceded under operating leases	Other	Total
Cost	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2009	(8,305)	(7,393)	(69)	(5,647)	(21,414)
Depreciation charges in the period	(10,705)	(7,209)	(31)	(3,746)	(21,691)
Sales and disposals in the period (iii)	64	-	62	-	126
Discontinued operations	-	-	-	-	-

Balances as of December 31, 2009	(18,946)	(14,602)	(38)	(9,393)	(42,979)

2008	Land and constructions	Equipment	Ceded under operating leases	Other	Total
Cost	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2008	-	-	-	-	-
Depreciation charges in the period	(8,349)	(7,393)	(69)	(5,647)	(21,458)
Sales and disposals in the period	44	-	-	-	44
Discontinued operations	-	-	-	-	-

Balances as of December 31, 2008	(8,305)	(7,393)	(69)	(5,647)	(21,414)

c)	As of December 31, 2009 and 2008, the Bank has operating leases which cannot be unilaterally rescinded. The information on future payments is broken down as follows:

	Up to 1 year	From 1 to 5 years	More than 5 years	Total

As of December 31, 2009 (iii)	-	-	2,463	2,463
As of December 31, 2008	-	-	21,999	21,999

d)        As of December 31, 2009 and 2008, the Bank has no financial leases which cannot be unilaterally rescinded.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 16 - CURRENT TAXES AND DEFERRED TAXES:

a)    Current Taxes

At the end of each year the bank recognizes a Provision for Income Tax, which is determined based on the currently applicable tax legislation and reflected liabilities of $59,290 million for 2009 (a $17,924 million asset as of December 31, 2008 and a $13,568 million liability as of January 1, 2008). This provision is recorded net of taxes recoverable, as shown in the following detail:

	As of December 31,		As of January 1,
	2009	2008	2008
	MCh$	MCh$	MCh$

Summary of current tax liabilities (assets)
Current taxes (assets)	(4,541)	(18,715)	(2,499)
Current taxes (liabilities)	63,831	791	16,067

Total tax payable (recoverable)	59,290	(17,924)	13,568

(Assets) liabilities current taxes detail (net)
Income tax, tax rate 17%	106,882	66,318	66,568
Minus:
Provisional monthly payments (PPM)	(41,061)	(75,962)	(61,226)
PPM from accrued losses, Article #31, part 3	-	-	(13)
Credit for training expenses	(1,148)	(1,262)	(315)
Other	(5,383)	(7,018)	8,554

Total tax payable (recoverable)	59,290	(17,924)	13,568

b)    Effect on income

The effect of tax expense on income during the periods from January 1 to December 31, 2009 and 2008 is comprised of the following items:

	As of December 31,
	2009	2008
	MCh$	MCh$

Income tax expenses
Current tax	106,882	66,320

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(18,216)	(296)
Prior years tax benefit	-	(3,367)
Subtotals	88,666	62,657
Tax for rejected expenses Article #21	196	221

Other	-	(2,791)

Net charges to income for income tax	88,862	60,087

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 16 - CURRENT TAXES AND DEFERRED TAXES, continued:

c)    Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of December 31, 2009 and 2008, is as follows:

	As of December 31,
	2009		2008
	Tax rate	Amount	Tax rate	Amount

	%	MCh$	%	MCh$

Income before tax	17.00	89,279	17.00	82,066
Permanent differences	(0.06)	(304)	(4.59)	(22,151)
Additions or deductions	(0.05)	(250)	-	-
Unique tax (rejected expenses)	0.04	188	0.05	221
Other	(0.01)	(51)	(0.01)	(49)

Effective rates and expenses for income tax	16.92	88,862	12.45	60,087

The variation between the tax expenses in 2009 and 2008 was caused by the recognition of $115,763 million for a price-level restatement of equity for tax purposes as an expense in 2008, leading to a $19,680 million decrease in tax expense. This effect did not exist in 2009, because there was no price-level restatement for tax purposes due to the negative CPI variation.

d)    Effect of deferred taxes on shareholders’ equity

Below is a summary of the separate effect of deferred tax on Shareholders’ Equity, showing the asset and liability balances, during the periods between January 1, 2008 and December 31, 2009 and 2008, which consists of the following items:

	As of December 31,		As of January 1,
	2009	2008	2008
	MCh$	MCh$	MCh$

Deferred tax assets
Available for sale investments	4,982	3,403	943
Cash flow hedge	537	-	997
Total deferred tax assets affecting shareholders’ equity	5,519	3,403	1,940

Deferred tax liabilities
Cash flow hedge	-	(1,848)	-
Total deferred tax liabilities affecting shareholders’ equity	-	(1,848)	-

Net deferred tax balances in shareholders’ equity	5,519	1,555	1,940

Deferred taxes in shareholders’ equity attributable to Bank shareholders	5,490	1,547	1,940
Deferred tax in shareholders’ equity attributable to minority interest	29	8

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 16 - CURRENT TAXES AND DEFERRED TAXES, continued:

e)    Effect of deferred taxes on income

In 2009 and 2008 and on January 1, 2008, the Bank has recorded deferred tax effects in its financial statements.

Below are the effects of deferred taxes on assets, liabilities, and income assigned as a result of timing differences:

	As of December 31,		As of January 1,
	2009	2008	2008
	MCh$	MCh$	MCh$
Deferred tax assets
Interest	2,012	615	4,511
Extraordinary charge-off	8,804	9,076	5,958
Assets received in lieu of payment	595	756	1,005
Exchange rate adjustments	35	1,926	806
Valuation of Property, plant and equipment	7,472	10,306	17,642
Allowance for loan losses	43,420	31,583	28,133
Provision for expenses	6,556	11,385	3,275
Derivatives	17	2,111	34
Leased assets	19,241	3,374	8,268
Affiliates’ tax losses	51	3,920	3,881
Other	1,507	10,370	5,536
Total deferred tax assets	89,710	85,422	79,049

Deferred tax liabilities
Valuation of investments	(2,512)	(147)	(4,050)
Depreciation	(78)	(13,748)	(4,584)
Prepaid expenses	(519)	(2,439)	(1,837)
Other	(271)	(1,255)	(613)
Total deferred tax liabilities	(3,380)	(17,589)	(11,084)

f)    Summary of deferred tax assets and liabilities

Below is a summary of the deferred tax assets and liabilities, indicating their effect on both shareholders’ equity and income:

	As of December 31,		As of January 1,
	2009	2008	2008
	MCh$	MCh$	MCh$

Deferred tax assets
Affecting shareholders’ equity	5,519	3,403	1,940
Affecting income	89,710	85,422	79,049
Total deferred tax assets	95,229	88,825	80,989

Deferred tax liabilities
Affecting shareholders’ equity	-	(1,848)	-
Affecting income	(3,380)	(17,589)	(11,084)
Total deferred tax liabilities	(3,380)	(19,437)	(11,084)

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 17 - OTHER ASSETS:

The Other assets item’s composition is as follows:

	As of December 31,		As of January 1,
	2009	2008	2008
	MCh$	MCh$	MCh$

Assets for leasing (*)	52,070	101,952	59,574

Assets received in lieu of payment (**)
Received in lieu of payment	10,405	5,481	1,065
Awarded in judicial sale	2,179	13,807	9,158
Provision for assets received in lieu of payment	(431)	(1,621)	(2,360)
Subtotals	12,153	17,667	7,863
Other assets
Guarantee deposits	229,083	157,862	189,539
VAT credit	7,180	7,104	7,157
Income tax recoverable	15,261	10,811	7,348
Prepaid expenses	8,960	11,635	12,364
Assets recovered from leasing for sale	985	1,326	3,843
Pension plan assets (Note 37)	4,893	-	-
Accounts and notes receivable	53,196	84,906	43,071
Notes receivable through brokerage and simultaneous transactions	60,622	74,875	84,009
Higher value paid on purchase of mortgage finance bonds issued by Bank	561	847	1,300
Other assets	7,595	39,670	44,214
Subtotals	388,336	389,036	392,845
Totals	452,559	508,655	460,282

(*)	Assets available to be surrendered under the financial leasing arrangement.

(**)
The assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must at no time exceed, in the aggregate, 20% of the Bank’s effective shareholders’ equity. These assets represent 0.52% (0.84% as of December 31, 2008 and 0.49% as of January 1, 2008) of the Bank’s effective shareholders’ equity.
The assets awarded at judicial sale are assets that have been acquired as payment of debts previously owed towards the Bank. The assets awarded at judicial sales are not subject to the aforementioned margin. These properties are assets available for sale. For most assets, the sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

In addition, a provision is recorded for the difference between the initial award value plus its additions and price-level restatements when appropriate, and its estimated realization value (appraisal) when the first is higher.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 18 - DEPOSITS AND OTHER LIABILITIES:

As of December 31, 2009, 2008 and January 1, 2008, the composition of Deposits and other liabilities is as follows:

	As of December 31,		As of January 1,
	2009	2008	2008
	MCh$	MCh$	MCh$

Deposits and other demand liabilities
Checking accounts	2,776,607	2,268,991	2,123,221
Other deposits and demand accounts	303,495	206,347	281,993
Other demand liabilities	453,432	472,824	462,720

Totals	3,533,534	2,948,162	2,867,934

Time deposits and other time liabilities
Time deposits	4,219,392	9,476,024	7,651,725
Time savings accounts	98,985	102,951	97,155
Other time liabilities	2,856,880	177,291	139,017

Totals	7,175,257	9,756,266	7,887,897

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 19 - INTERBANK BORROWINGS:

At December 31, 2009 and 2008 financial statements and as of January 1, 2009, interbank borrowings are as follows:

	As of December 31,		As of January 1,
	2009	2008	2008
	MCh$	MCh$	MCh$

Loans from financial institutions and the Central Bank of Chile
Other obligations to the Central Bank of Chile	1,850	3,012	3,972
Subtotals	1,850	3,012	3,972
Loans from domestic financial institutions
The Royal Bank of Scotland	1,500	-	-
The Bank of Tokyo Mitsubishi	4,800	5,003	-
Banco de Crédito e Inversiones	20,001	-	-
Subtotals	26,301	5,003	-
Loans from foreign financial institutions
Banco Santander – Hong Kong	457,610	-	-
Wachovia Bank N.A. Miami	211,480	204,826	121,008
Standard Chartered Bank, New York	193,176	9,620	44,864
Banco Santander – Madrid	190,539	-	19,581
Bayerische Landesbank	183,329	232,631	217,244
Bank of America	131,784	76,559	59,734
Citibank N.A. New York	91,994	41,231	24,889
Banco Santander – Montevideo	75,155	-	-
Bank of Montreal – Toronto	68,681	-	44,824
J.P. Morgan Chase Bank N.A. New York	63,501	45,412	-
The Toronto Dominion Bank – Toronto	55,935	12,859	49,829
Commerzbank A.G.-Frankfurt	55,831	-	-
Landesbank Baden-Wuerttemberg	50,802	195,357	102,699
Intesa San Paolo SPA U.S.A.	45,833	35,328	32,397
Banesto New York	35,536	16,057	-
Sumitomo Mitsui Banking Corporation	35,636	29,191	-
Banco Latinoamericano de Comercio	30,533	-	-
Commercebank N.A. – Miami	15,286	-	-
Deutsche Bank A.G. New York	13,971	32,134	-
Dresdner Bank A.C.	-	70,730	-
Bank of Montreal	-	64,474	-
Caja de Madrid	-	48,284	32,558
HSBC Bank USA London	-	32,409	-
ABN Amro Bank N.V. Amsterdam	-	25,798	49,778
ING Bank N.V. Amsterdam	-	23,783	14,999
Santander Overseas Bank	-	19,776	3,851
Unicrédito Italiano New York	-	19,574	12,445
The Bank of New York Mellon	-	19,269	-
Standard Chartered Bank, Hong Kong	-	16,253	-
Toronto Dominion Bank Singapur	-	17,645	-
American Express Bank, Ltd (USA)	-	12,898	16,925
Raiffeisen Zentralbank Oesterr	-	12,852	-
BNP Paribas, Panamá Branch	-	12,844	-
Toronto Dominion Bank	-	12,835	-
Credit Suisse, Zurich	-	9,731	-
BHF-Bank Aktiengesellscjatft	-	9,684	-
WGZ Bank A.G. Westdeutsche Genos	-	7,707	5,995
National Westminster Bank PLC	-	-	49,984
The Chase Manhattan Bank – New York	-	-	39,325
Dresdner Bank A.G. – Frankfurt	-	-	34,997
HSBC Holding	-	-	24,889
The Bank of New York	-	-	19,911
National City Bank Cleveland	-	-	14,933
Banco Español de Crédito	-	-	9,956
Other	12,027	49,301	47,870
Subtotals	2,018,639	1,417,052	1,095,485

Totals	2,046,790	1,425,067	1,099,457

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 19 - INTERBANK BORROWINGS, continued:

a)	Obligations to the Central Bank of Chile

Debts to the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings. These credit lines were provided by the Central Bank of Chile for the renegotiation of loans due to the need to refinance debt as a result of the economic recession and crisis of the banking system in the early 1980s. The lines of credit for the renegotiations, which are considered long-term, are related to mortgage loans linked to the UF index and bore a real annual interest rate of 3% as of December 31, 2009, 2008 and January 1, 2008.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	As of December 31,		As of January 1,
	2009	2008	2008
	MCh$	MCh$	MCh$

Totals Line of credit for renegotiation of obligations to the Central Bank of Chile	1,850	3,012	3,972

b)	Loans from domestic financial institutions

These obligations’ maturities are as follows:

	As of December 31,		As of January 1,
	2009	2008	2008
	MCh$	MCh$	MCh$

Due within 1 year	26,301	5,003	-
Due after 1 year but within 2 years	-	-	-
Due after 2 years but within 3 years	-	-	-
Due after 3 years but within 4 years	-	-	-
Due after 5 years	-	-	-
Totals loans from domestic financial institutions	26,301	5,003	-

c)	Foreign obligations

These obligations’ maturities are as follows:
	As of December 31,		As of January 1,
	2009	2008	2008
	MCh$	MCh$	MCh$

Due within 1 year	1,812,296	1,107,997	608,889
Due after 1 year but within 2 years	206,343	143,555	241,588
Due after 2 years but within 3 years	-	165,500	115,430
Due after 3 years but within 4 years	-	-	129,578
Due after 5 years	-	-	-
Totals loans from foreign financial institutions	2,018,639	1,417,052	1,095,485

The foreign obligations are generally issued in U.S. dollars and are mainly used to fund foreign commercial loans of the Bank; they have average per annum interest rates of 1.4% and 3.9% as of December 31, 2009 and 2008, respectively, and of 1.3% as of January 1, 2008.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 20 - DEBT INSTRUMENTS ISSUED AND OTHER OBLIGATIONS

As of December 31, 2009, 2008 and January 1, 2008, the composition of this item is as follows:

	As of December 31,		As of January 1,
	2009	2008	2008
	MCh$	MCh$	MCh$

Other financial obligations
Obligations to the public sector	90,144	62,259	38,371
Other domestic obligations	55,015	55,903	61,884
Foreign obligations	1,752	13,156	75,412
Subtotals	146,911	131,318	175,667
Debt instruments issued
Mortgage finance bonds	263,864	344,680	434,275
Senior bonds	2,068,786	1,618,780	1,225,007
Subordinated bonds	592,026	687,912	495,714
Subtotals	2,924,676	2,651,372	2,154,996

Totals	3,071,587	2,782,690	2,330,663

The debts classified as short term are either demand obligations or will mature in one year or less. All other debts are classified as long term. The Bank’s debts, both short and long-term, are summarized below:

	As of December 31, 2009
	Long term	Short term	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	213,853	50,011	263,864
Senior bonds	1,901,972	166,814	2,068,786
Subordinated bonds	592,026	-	592,026
Debt instruments issued	2,707,851	216,825	2,924,676

Other financial obligations	109,013	37,898	146,911

Totals	2,816,864	254,723	3,071,587

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 20 - DEBT INSTRUMENTS ISSUED AND OTHER OBLIGATIONS, continued:

	As of December 31, 2008
	Long term	Short term	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	289,913	54,767	344,680
Senior bonds	1,362,198	256,582	1,618,780
Subordinated bonds	687,912	-	687,912
Debt instruments issued	2,340,023	311,349	2,651,372

Other financial obligations	32,277	99,041	131,318

Totals	2,372,300	410,390	2,782,690

	As of January 1, 2008
	Long term	Short term	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	376,847	57,428	434,275
Senior bonds	1,225,007	-	1,225,007
Subordinated bonds	495,714	-	495,714
Debt instruments issued	2,097,568	57,428	2,154,996

Other financial obligations	33,749	141,918	175,667

Totals	2,131,317	199,346	2,330,663

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. The outstanding principal of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a weighted-average annual interest rate of 4.7% as of December 2009 and 4.6% as of December 2008.

	As of December 31,		As of January 1,
	2009	2008	2008
	MCh$	MCh$	MCh$

Due within 1 year	50,011	54,767	57,428
Due after 1 year but within 2 years	31,804	41,211	47,461
Due after 2 years but within 3 years	28,574	37,635	45,331
Due after 3 years but within 4 years	23,277	31,284	41,456
Due after 4 years but within 5 years	27,350	33,655	36,951
Due after 5 years	102,848	146,128	205,648
Mortgage finance bonds totals	263,864	344,680	434,275

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 20 - DEBT INSTRUMENTS ISSUED AND OTHER OBLIGATIONS, continued:

b)	Senior Bonds

The following table shows, at the indicated dates, our senior bonds issued.

	As of December 31,		As of January 1,
	2009	2008	2008
	MCh$	MCh$	MCh$

Santander Bonds denominated in UF	1,660,877	1,362,198	1,025,758
Santander Bonds denominated in US $	407,909	256,582	199,249
Senior bonds totals	2,068,786	1,618,780	1,225,007

In 2009 the Bank places bonds for UF 16,289,000 and USD 800,000.000.

Bonds
Series	Amount	Term	Issue Rate	Issue Date	Maturity Date

F1	UF 3,000,000	8 years	3.50% per annum simple	5/2/2008	5/2/2016
F2	UF 2,379,000	9 years	4.20% per annum simple	9/1/2008	9/1/2017
F3	UF 3,000,000	5 years	4.50% per annum simple	2/1/2009	2/1/2014
F4	UF 3,000,000	4 years	4.50% per annum simple	2/1/2009	2/1/2013
F5	UF 3,000,000	4.5 years	2.50% per annum simple	5/1/2009	11/1/2013
F6	UF 3,000,000 (*)	5 years	3.50% per annum simple	9/1/2009	9/1/2014
F7	UF 3,000,000 (**)	4.5 years	3.30% per annum simple	11/1/2009	5/1/2014
Total	UF 20,379,000

144 A	USD 500,000,000	3 years	2.88% per annum simple	11/13/2009	11/13/2012
144 A	USD 300,000,000	3 years	2.88% per annum simple	11/13/2009	11/13/2012
Total	USD 800,000,000

In 2008 the Bank placed bonds on the local market totaling UF 12,621,000 ($264,320 million as of December 31, 2009). The details of these bonds is as follows:

Bonds
Series	Amount	Term	Issue rate	Placement date	Maturity date

Y	UF 4,000,000	6 years	3.50% per annum simple	1/17/2008	12/3/2013
Y1	UF 3,000,000	5 years	3.50% per annum simple	4/28/2008	2/1/2013
Y2	UF 3,000,000	25 years	Non-interest bearing	5/9/2008	2/1/2033
Y3	UF 2,000,000	10 years	3.80% per annum simple	6/4/2008	2/1/2018
F2	UF 621,000	9 years	4.20% per annum simple	12/16/2008	9/1/2017
Total	UF 12,621,000

(*)
On September 1, 2009 a line of senior bonds totaling UF 3,000,000 corresponding to F6 series with a 5-year term was registered in the SBIF’s Registry of Securities. The F6 series bond has an unplaced face value of UF 1,090,000 as of December 31, 2009.

(**)
On November 1, 2009 a line of senior bonds totaling UF 3,000,000 corresponding to F7 series with a 4.5 year term was registered in the Superintendency of Banks and Financial Institutions’ registry of securities. No placements of this bond have been made in the current period.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 20 - DEBT INSTRUMENTS ISSUED AND OTHER OBLIGATIONS, continued:

These bonds mature as follows:

	As of December 31,		As of January 1,
	2009	2008	2008
	MCh$	MCh$	MCh$

Due within 1 year	166,814	256,582	-
Due after 1 year but within 2 years	218,339	170,358	199,249
Due after 2 years but within 3 years	438,446	226,910	137,872
Due after 3 years but within 4 years	378,064	8,805	209,543
Due after 4 years but within 5 years	171,647	259,768	9,390
Due after 5 years	695,476	696,357	668,953
Senior bonds totals	2,068,786	1,618,780	1,225,007

c)    Subordinated bonds

The following table shows, at the indicated dates, the balances of our subordinated bonds.

	As of December 31,		As of January 1,
	2009	2008	2008
	MCh$	MCh$	MCh$

Subordinated bonds denominated in US $	278,087	364,410	263,676
Subordinated bonds denominated in UF	313,939	323,502	232,038
Subordinated bonds totals	592,026	687,912	495,714

In 2009 the Bank placed subordinated bonds on the local market for UF 300,000, which is broken down as follows:

Subordinated bonds
Series	Amount	Term	Issue rate	Issue date	Maturity date

G2 (*)	UF 300,000	30 years	4.8% per annum simple	9/1/2008	3/1/2038
Total	UF 300,000

During the year the Bank issued subordinated bonds totaling UF 3,750,000 of G1 and G2 series ($80,447 million as of December 31, 2008) with 25 and 30 year maturities, respectively.

Subordinated bonds
Series	Amount	Term	Issue rate	Placement date	Maturity date

G1	UF 3,000,000	25 years	3.90% per annum simple	7/25/2008	5/2/2033
G2 (*)	UF 750,000	30 years	4.80% per annum simple	12/26/2008	3/1/2038
Total	UF 3,750,000

 (*) As of December 31, 2009 there are unplaced G2 series bonds with a U.F. face value 1,950,000.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 20 - DEBT INSTRUMENTS ISSUED AND OTHER OBLIGATIONS, continued:

The maturities of these bonds, considered long term, is as follows:

	As of December 31,		As of January 1,
	2009	2008	2008
	MCh$	MCh$	MCh$

Due within 1 year	-	-	-
Due after 1 year but within 2 years	12,899	-	-
Due after 2 years but within 3 years	119,211	19,420	-
Due after 3 years but within 4 years	-	141,187	17,349
Due after 4 years but within 5 years	158,876	-	116,330
Due after 5 years	301,040	527,305	362,035
Subordinated bonds totals	592,026	687,912	495,714

d)    Other financial obligations

The composition of other financial obligations, by maturity, is detailed below:

	As of December 31,		As of January 1,
	2009	2008	2008
	MCh$	MCh$	MCh$
Long-term obligations:
Due after 1 year but within 2 years	4,583	2,772	3,304
Due after 2 years but within 3 years	3,515	2,502	2,727
Due after 3 years but within 4 years	3,556	1,835	2,539
Due after 4 years but within 5 years	27,868	1,626	1,977
Due after 5 years	69,491	23,542	23,201
Long-term financial obligations subtotals	109,013	32,277	33,748

Short-term obligations:
Amounts due to credit card operators	31,045	41,018	23,497
Acceptance of letters of credit	-	-	75,134
Other long-term financial obligations, short-term portion	6,853	58,023	43,288
Short-term financial obligations subtotals	37,898	99,041	141,919

Other financial obligations totals	146,911	131,318	175,667

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 21 - MATURITIES OF ASSETS AND LIABILITIES:

As of December 31, 2009 and 2008, the detail of maturities of assets and liabilities is as follows:

As of December 31, 2009	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal after 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	2,043,458	-	-	-	2,043,458	-	-	-	2,043,458
Unsettled transactions	468,134	-	-	-	468,134	-	-	-	468,134
Trading investments	37,151	521	2,541	663,359	703,572	71,262	23,705	94,967	798,539
Investments under resale agreements	-	14,020	-	-	14,020	-	-	-	14,020
Financial derivative contracts	-	54,140	73,784	166,202	294,126	732,143	367,609	1,099,752	1,393,878
Interbank loans	-	23,370	-	-	23,370	-	-	-	23,370
Loans and accounts receivable from customers (*)	353,799	1,050,056	897,422	2,033,400	4,334,677	4,277,025	4,573,427	8,850,452	13,185,129
Available for sale investments	5,132	93,861	120,057	342,426	561,476	620,963	647,651	1,268,614	1,830,090
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	2,907,674	1,235,968	1,093,804	3,205,387	8,442,833	5,701,393	5,612,392	11,313,785	19,756,618

Liabilities
Deposits and other demand liabilities	3,533,534	-	-	-	3,533,534	-	-	-	3,533,534
Unsettled transactions	275,474	-	-	-	275,474	-	-	-	275,474
Investments under repurchase agreements	-	191,118	317,187	606,300	1,114,605	-	-	-	1,114,605
Time deposits and other time liabilities (**)	1,235	2,338,029	1,750,407	1,945,620	6,035,291	1,029,446	11,535	1,040,981	7,076,272
Financial derivative contracts	-	81,601	77,426	216,070	375,097	668,674	305,135	973,809	1,348,906
Interbank borrowings	3,726	69,060	350,645	1,417,016	1,840,447	206,343	-	206,343	2,046,790
Issued debt instruments	3,450	18,308	169,012	26,055	216,825	1,608,489	1,099,362	2,707,851	2,924,676
Other financial obligations	32,443	1,163	604	3,688	37,898	39,522	69,491	109,013	146,911

Total liabilities	3,849,862	2,699,279	2,665,281	4,214,749	13,429,171	3,552,474	1,485,523	5,037,997	18,467,168

(*)    Excludes amounts already matured.
(**)  Excludes time savings accounts.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 21 - MATURITY OF ASSETS AND LIABILITIES, continued:

As of December 31, 2008	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal after 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	532,897	322,514	-	-	855,411	-	-	-	855,411
Unsettled transactions	335,405	-	-	-	335,405	-	-	-	335,405
Trading investments	59,420	1,655	2,523	212,071	275,669	741,913	148,844	890,757	1,166,426
Investments under resale agreements	-	-	-	-	-	-	-	-	-
Financial derivative contracts	-	144,191	233,545	393,833	771,569	596,347	478,593	1,074,940	1,846,509
Interbank loans	95,499	-	-	-	95,499	-	-	-	95,499
Loans and accounts receivable from customers (*)	290,941	2,092,500	1,320,866	2,034,584	5,738,891	4,134,266	4,437,651	8,571,917	14,310,808
Available for sale investments	986	474,148	12,174	110,703	598,011	460,182	522,047	982,229	1,580,240
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	1,315,148	3,035,008	1,569,108	2,751,191	8,670,455	5,932,708	5,587,135	11,519,843	20,190,298

Liabilities
Deposits and other demand liabilities	2,948,162	-	-	-	2,948,162	-	-	-	2,948,162
Unsettled transactions	142,552	-	-	-	142,552	-	-	-	142,552
Investment under repurchase agreements	-	524,007	26,837	10,526	561,370	853	-	853	562,223
Time deposits and other time liabilities (**)	446	2,944,775	2,491,573	2,620,290	8,057,084	1,582,324	13,907	1,596,231	9,653,315
Financial derivative contracts	-	145,974	119,815	218,260	484,049	578,402	407,273	985,675	1,469,724
Interbank borrowings	4,371	50,639	235,605	825,397	1,116,012	309,055	-	309,055	1,425,067
Issued debt instruments	-	20,135	2,855	288,359	311,349	970,233	1,369,790	2,340,023	2,651,372
Other financial obligations	78,094	16,631	2,015	2,301	99,041	8,735	23,542	32,277	131,318

Total liabilities	3,173,625	3,702,161	2,878,700	3,965,133	13,719,619	3,449,602	1,814,512	5,264,114	18,983,733
(*)	Excludes amounts already matured.
(**)	Excludes time savings accounts.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 21 - MATURITY OF ASSETS AND LIABILITIES, continued:

As of January 1, 2008	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal after 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,108,637	-	-	-	1,108,637	-	-	-	1,108,637
Unsettled transactions	316,240	-	-	-	316,240	-	-	-	316,240
Trading investments	-	145,170	7,087	113,274	265,531	431,615	396,299	827,914	1,093,445
Investments under resale agreements	-	33,999	-	-	33,999	-	-	-	33,999
Financial derivative contracts	-	36,907	37,049	92,043	165,999	259,690	355,086	614,776	780,775
Interbank loans	-	45,961	-	-	45,961	-	-	-	45,961
Loans and accounts receivable from customers (*)	490,610	1,732,281	778,159	1,742,638	4,743,688	3,639,248	3,522,685	7,161,933	11,905,621
Available for sale investments	138	60,296	14,202	71,916	146,552	183,136	449,947	633,083	779,635
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	1,915,625	2,054,614	836,497	2,019,871	6,826,607	4,513,689	4,724,017	9,237,706	16,064,313

Liabilities
Deposits and other demand liabilities	2,867,934	-	-	-	2,867,934	-	-	-	2,867,934
Unsettled transactions	135,219	-	-	-	135,219	-	-	-	135,219
Investment under repurchase agreements	-	307,630	-	-	307,630	-	-	-	307,630
Time deposits and other time liabilities (**)	-	2,272,828	1,763,080	2,213,515	6,249,423	1,531,142	10,177	1,541,319	7,790,742
Financial derivative contracts	-	44,426	38,435	84,599	167,460	303,887	306,870	610,757	778,217
Interbank borrowings	962	10,301	5,359	596,239	612,861	486,596	-	486,596	1,099,457
Issued debt instruments	4,885	16,666	3,331	32,546	57,428	860,932	1,236,636	2,097,568	2,154,996
Other financial obligations	49,166	65,728	21,394	5,630	141,918	10,548	23,201	33,749	175,667

Total liabilities	3,058,166	2,717,579	1,831,599	2,932,529	10,539,873	3,193,105	1,576,884	4,769,989	15,309,862

(*)	Excludes amounts already matured.
(**)	Excludes time savings accounts.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 22 - PROVISIONS:

a)	As of December 31, 2009, 2008 and January 1, 2008, the composition of the allowances item is as shown below:

	As of December 31,		As of January 1,
	2009	2008	2008
	MCh$	MCh$	MCh$

Provisions for personnel salaries and expenses	31,208	38,235	30,535
Provision for mandatory dividends (*)	129,376	98,444	-
Allowance for contingent loans	4,077	2,769	2,362
Provisions for contingencies	21,460	27,271	17,205
Allowance for country risks	-	-	-
Totals	186,121	166,719	50,102

b)	Below is the activity in provisions during the 2009 and 2008 periods:

	Provisions for
	Personnel salaries and expenses	Allowances for contingent loans	Contingencies	Mandatory dividends	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2009	38,235	2,769	27,271	98,444	166,719
Provisions established	26,882	1,380	1,088	129,376	158,726
Used provisions	(31,934)	-	(586)	(98,444)	(130,964)
Release of provisions	(1,975)	(72)	(14,793)	-	(16,840)
Reclassifications	-	-	7,283	-	7,283
Other	-	-	1,197	-	1,197

Balances as of December 31, 2009	31,208	4,077	21,460	129,376	186,121

Opening balances as of January 1, 2008	30,535	2,362	17,205	-	50,102
Provisions established	44,076	2,808	1,075	191,038	238,997
Used provisions	(36,119)	-	(3,282)	(92,594)	(131,995)
Release of provisions	(898)	(2,401)	(1,246)	-	(4,545)
Other	641	-	13,519	-	14,160

Balances as of December 31, 2008	38,235	2,769	27,271	98,444	166,719

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 22 - PROVISIONS, continued:

c)	Provision for personnel salaries and expenses:

	As of December 31,
	2009	2008
	MCh$	MCh$

Provision for seniority compensation	312	4,030
Provision for stock-based personnel benefits	1,076	673
Provision for performance bonds	14,025	18,005
Provision for vacations	14,053	14,723
Provision for other personnel benefits	1,742	804

Totals	31,208	38,235

d)	Seniority compensation:

	As of December 31,
	2009	2008
	MCh$	MCh$

Present value of obligations at beginning of the period	4,030	1,675
Increase in provisions	926	4,447
Payments made	(4,240)	(2,092)
Prepayments	-	-
Used provisions	(404)	-
Other	-	-

Totals	312	4,030

e)       Movements in provision for performance bonds:

	As of December 31,
	2009	2008
	MCh$	MCh$

Opening balances as of January 1, 2008	18,005	15,202
Provisions established	14,897	18,903
Applications of provisions	(18,059)	(15,202)
Used provisions	(818)	(898)
Other	-	-

Totals	14,025	18,005

f)       Movements in provision for personnel vacation:

	As of December 31,
	2009	2008
	MCh$	MCh$

Opening balances as of January 1, 2008	14,723	12,725
Provisions established	6,730	16,868
Used provisions	(7,320)	(15,484)
Releases of provisions	(80)	-
Other	-	614

Totals	14,053	14,723

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 23 - OTHER LIABILITIES:

This item’s composition is as follows:

	As of December 31,		As of January 1,
	2009	2008	2008
	MCh$	MCh$	MCh$

Accounts and notes payable	79,491	74,302	75,961
Unearned income	2,081	4,669	6,437
Guarantees received (threshold)	148,308	177,017	15,188
Notes payable through brokerage and simultaneous transactions	14,802	11,192	11,697
Other liabilities	18,714	26,553	9,266

Totals	263,396	293,733	118,549

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 24 - CONTINGENCIES AND COMMITMENTS:

a)    Lawsuits and legal procedures

On the date of these financial statements’ issuance, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of December 31, 2009 the Bank and its affiliates maintained provisions for these legal actions, totaling $830 million ($1,394 million as of December 31, 2008 and $1,566 million as of January 1, 2008), which are part of the “Provisions for contingencies” item.

b)    Contingent loans

The following table shows the Bank’s contractual obligations to issue loans.

	As of December 31,		As of January 1,
	2009	2008	2008
	MCh$	MCh$	MCh$

Letters of credit issued	155,956	181,381	181,034
Foreign letters of credit confirmed	35,818	122,783	145,016
Guarantees	655,780	766,727	627,642
Pledges and other commercial commitments	169,931	172,568	236,661
Subtotals	1,017,485	1,243,459	1,190,353
Available credit lines	4,615,787	4,041,849	3,338,221
Totals	5,633,272	5,285,308	4,528,574

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 24 - CONTINGENCIES AND COMMITMENTS, continued:

c)    Held securities:

The Bank holds securities in the normal course of its business as follows:

	As of December 31,		As of January 1,
	2009	2008	2008
	MCh$	MCh$	MCh$

Securities held in custody	238,490	463,161	128,549

Collections	179,547	432,786	283,908

Assets from third parties managed by the Bank and its affiliates held in custody	66	1,158	658

Issued securities held in custody	7,371,486	10,081,416	8,844,411

Totals	7,789,589	10,978,521	9,257,526

d)    Guarantees

Banco Santander Chile has a comprehensive officer fidelity insurance policy, #2340815, with the Chilena Consolidada de Seguros insurance company, for an amount of USD $5,000,000, which jointly covers both the Bank and its affiliates for the period from July 1, 2009 to June 30, 2010.

Santander Asset Management S.A. Administradora General de Fondos

In conformity with General Standard #125, the company designated Banco Santander Chile as the representative of the beneficiaries of the guarantees established by each of the managed funds, in compliance with Articles 226 and following of Law #18,045.

In addition to these guarantees for creating mutual funds, there are other guarantees for a guaranteed return on certain mutual funds, totaling $64,346 million, and time deposits totaling UF 20,385.18 million as a guaranty of Private Investment Funds (P.I.F.) as of December 31, 2009.

Santander S.A. Agente de Valores

To ensure correct and full performance of all its obligations as an Agent, in conformity with the provisions of Articles #30 and following of Law #18,045 on the Securities Market, the Company provided a guarantee in the amount of UF 4,000 through Insurance Policy #209106829, taken out from the Compañía de Seguros de Crédito Continental S.A., which matures on December 19, 2010.

Santander S.A. Corredores de Bolsa

To ensure correct and full performance of all its obligations as a Stock Broker, in conformity with the provisions of Articles 30 and following of Law 18,045 on the Securities Market, the Company has given fixed-income securities to the Bolsa de Comercio de Santiago for a current value of $2,369 million as of December 31, 2009 ($1,791 million as of December 31, 2008).

In addition, the Company has provided guarantees to the Bolsa de Comercio de Santiago to cover simultaneous transactions with a current value of $14,802 million as of December 31, 2009 ($10,934 million as of December 31, 2008).

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 24 - CONTINGENCIES AND COMMITMENTS, continued:

Santander Corredora de Seguros Limitada

a)    Insurance policies

In accordance with Circular #1,160 of the Superintendency of Securities and Insurance, the Company has an insurance policy in in connection with its obligations as an intermediary in insurance contracts. The guarantee policy for insurance brokers #4282537, which covers UF 500, and professional liability policy #4282542, which covers UF 60,000, were taken out from the Seguros Generales Consorcio Nacional de Seguros S.A.  Each is in effect from April 16, 2009 to April 14, 2010.

b)    Deferred customs duties

In conformity with legal procedures, the obligation to pay deferred customs duties on imports of leased goods is transferred to the lessees, which undertake to make that payment both directly to the appropriate customs office and indirectly in the leases into which they enter into with the Company. Accordingly, if a lessee fails to make a payment, the Chilean government would have the right to be paid from the proceeds of the imported good’s sale at auction, but that auction can be avoided if the Company pays the customs duties and then charges the lessee for them, as is stipulated in the contract.

Bansa Santander S.A.

On March 15, 2006 it was resolved at a special shareholders meeting of the Company, pursuant to Article 57 #5 of Law #18,046, to authorize the Company to provide a bond in favor of Banco Santander Chile, to ensure fulfillment of all the obligations that might arise from the injunction against entering into legal acts and contracts over real properties at lot 18 of the Hijuela El Arco subdivision.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 25 - SHAREHOLDERS’ EQUITY:

a)	Capital stock and preferred shares

As of December 31, 2009 and 2008 the Bank had 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full. All shares are common shares, with no par value or other preferences.

The activity with respect to shares during 2009 and 2008 was as follows:

	Shares
	As of December 31,
	2009	2008
	Number	Number

Issued as of January 1	188,446,126,794	188,446,126,794
Paid-up shares issued	-	-
Owed shares issued	-	-
Stock options exercised	-	-

Issued as of December 31,	188,446,126,794	188,446,126,794

As of December 31, 2009, 2008 and January 1, 2008, the Bank does not have any of its own shares in treasury, nor do any of the companies included in the perimeter of consolidation.

As of December 31, 2009 the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Totals	% of Equity Holding

Teatinos Siglo XXI Inversiones Limitada	78,108,391,607	-	78,108,391,607	41.45
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	31,775,852,329	31,775,852,329	16.86
Inversiones Antares S.A.	250,363,545	-	250,363,545	0.13
Antonio Hitschfeld Bollman	200,000,000	-	200,000,000	0.11
Banks and stock brokers on behalf of third parties	6,985,588,652	-	6,985,588,652	3.71
Other minority shareholders	4,303,410,966	-	4,303,410,966	2.28
Totals			188,446,126,794	100.00

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 25 – SHAREHOLDERS’ EQUITY, continued:

As of December 31, 2008 the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Totals	% of Equity Holding

Teatinos Siglo XXI Inversiones Limitada	78,108,391,607	-	78,108,391,607	41.45
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	29,254,384,271	29,254,384,271	15.52
Inversiones Antares S.A.	415,363,545	-	415,363,545	0.22
Banks and stock brokers on behalf of third parties	9,075,663,584	-	9,075,663,584	4.82
Other minority shareholders	4,769,804,092	-	4,769,804,092	2.53
Totals			188,446,126,794	100.00

As of January 1, 2008 the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Totals	% of Equity Holding

Teatinos Siglo XXI Inversiones Limitada	78,108,391,607	-	78,108,391,607	41.45
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
The Bank of New York	-	26,772,309,006	26,772,309,006	14.21
Inversiones Antares S.A.	425,363,545	-	425,363,545	0.23
Banks and stock brokers on behalf of third parties	11,164,190,056	-	11,164,190,056	5.92
Other minority shareholders	5,153,352,885	-	5,153,352,885	2.73
Totals			188,446,126,794	100.00

(*) American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 25 – SHAREHOLDERS’ EQUITY, continued:

b)	Dividends

During the year ended December 31, 2009 and 2008, the following dividends were declared and paid by the Bank:

Distributed dividends	Total attributable to shareholders	Allocated to reserves or retained earnings	Allocated to Dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)

- Year 2007 (Shareholders Meeting April 2008)	308,647	108,028	200,619	65%	188,446,126,794	1.065

- Year 2008 (Shareholders Meeting April 2009)	328,146	114,851	213,295	65%	188,446,126,794	1.132

c)	As of December 31, diluted earnings and basic earnings were as follows:

	As of December 31,
	2009	2008
	MCh$	MCh$

a) Basic earnings per share
Total attributable to shareholders	431,253	415,055
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Dividend per share (in pesos)	2.288	2.203

b) Diluted dividends per share
Total attributable to shareholders	431,253	415,055
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Assumed conversion of convertible debt	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in pesos)	2.288	2.203

As of December 31, 2008 and 2009, the Bank has no instruments with dilutive effects.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 26 - CAPITAL REQUIREMENTS (BASEL):

Pursuant to the General Law of Banks, the Bank must maintain a minimum ratio of effective equity to risk-weighted assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the SBIF has determined that the Bank’s combined effective net equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk. Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents.”

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 26 – CAPITAL REQUIREMENTS (BASEL), continued:

The levels of Basic capital and Effective net equity at the close of each period are as follows:

	Consolidated assets			Risk-weighted assets
	As of December 31,		As of January 1,	As of December 31,		As of January 1,
	2009	2008	2008	2009	2008	2008
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance-sheet assets (net of allowances)
Cash and deposits in banks	2,043,458	855,411	1,108,637	-	-	-
Unsettled transactions	468,134	335,405	316,240	191,287	58,580	73,437
Trading investments	798,539	1,166,426	1,093,445	41,918	97,594	164,600
Investments under resale agreements	14,020	-	33,999	14,020	-	33,999
Financial derivative contracts (*)	1,391,886	1,459,901	1,283,957	837,692	844,892	597,881
Interbank loans	23,370	95,499	45,961	4,674	19,100	9,192
Loans and accounts receivable from customers	13,378,379	14,311,349	12,022,275	11,717,337	12,721,633	10,814,912
Available for sale investments	1,830,090	1,580,240	779,635	154,089	167,995	67,769
Investments in other companies	7,417	7,277	7,301	7,417	7,277	7,301
Intangible assets	77,260	68,232	56,224	77,260	68,232	56,224
Property, plant and equipment	184,122	200,389	202,489	184,122	200,389	202,489
Current taxes	4,541	18,715	2,499	454	1,872	250
Deferred taxes	95,229	88,825	80,989	9,523	8,883	8,099
Other assets	452,559	508,655	460,282	269,313	382,452	460,282
Off-balance-sheet assets
Contingent loans	1,160,118	1,240,690	1,190,363	693,009	735,126	714,218
Totals	21,929,122	21,937,014	18,684,296	14,202,115	15,314,025	13,210,653

(*)
“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Updated Compilation of Rules issued by the Superintendency of Banks and Financial Institutions.

To maintain a base of accounting information, the Bank has presented the ratio of basic capital and effective equity for the year 2008 in accordance with the new regulations established in Circular #3,479 of the Superintendency of Banks, of August 18, 2009, which is in force as of September 30, 2009. The ratio determined under the standards in force prior to the changes would be 7.18% and 13.80% for the basic capital and effective equity limits, respectively, as shown in the following detail:

				Percentage
	As of December 31,		As of January 1,	As of December 31,		As of January 1,
	2009	2008	2008	2009	2008	2008
	MCh$	MCh$	MCh$	%	%	%

Basic capital	1,658,316	1,489,689	1,129,395	7.56	6.79	6.04
Effective net equity	2,214,092	2,104,225	1,602,432	15.59	13.74	12.13

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

 NOTE 27 - MINORITY INTERESTS:

This item reflects the net amount of the subsidaries’ net equity attributable to equity instruments which do not belong to the Bank either directly or indirectly, including the part that has been attributed to income for the period.

The minority interest in the affiliates’ shareholders’ equity is summarized as follows:

				Other comprehensive income
As of December 31, 2009	Third-party share	Shareholders’ Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Affiliates:
Santander S.A. Agente de Valores	0.97%	437	63	(2)	-	(2)	61
Santander S.A. Sociedad Securitizadora	0.36%	4	-	-	-	-	-
Santander Investment S.A. Corredores de Bolsa	49.00%	22,612	3,156	(123)	21	(102)	3,054
Santander Asset Management S.A. Adm. Gral. de Fondos	0.02%	13	5	-	-	-	5
Santander Corredora de Seguros Limitada	0.24%	127	14	-	-	-	14

Subtotals		23,193	3,238	(125)	21	(104)	3,134

Special-purpose entities:
Bansa Santander S.A.	100%	2,380	(412)	-	-	-	(412)
Santander Gestión de Recaudación y Cobranzas Limitada	100%	3,368	1,542	-	-	-	1,542
Multinegocios S.A	100%	96	28	-	-	-	28
Servicios de Administración y Financieros Limitada	100%	336	380	-	-	-	380
Servicios de Cobranzas Fiscalex Limitada	100%	51	48	-	-	-	48
Multiservicios de Negocios Limitada	100%	375	229	-	-	-	229

Subtotals		6,606	1,815	-	-	-	1,815

Totals		29,799	5,053	(125)	21	(104)	4,949

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 27 - MINORITY INTERESTS, continued:

Minority interests in shareholders’ equity and the affiliates’ income as of December 31, 2008 are as follows:

					As of December 31, 2008
					Other comprehensive income
	Third-party share	Shareholders’ Equity 01.01.08	Shareholders’ Equity 31.12.08	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Affiliates:
Santander S.A. Agente de Valores	0.97%	1,374	1,473	210	(47)	8	(39)	171
Santander S.A. Sociedad Securitizadora	0.36%	4	4	-	-	-	-	-
Santander Investment S.A. Corredores de Bolsa	49.00%	18,271	22,706	4,229	-	-	-	4,229
Santander Asset Management S.A. Administradora General de Fondos	0.02%	18	18	5	-	-	-	5
Santander Corredora de Seguros Limitada (formerly Santander Leasing S.A.)	0.24%	154	179	19	-	-	-	19
Santander Corredora de Seguros Limitada	0.01%	3	-	-	-	-	-	-

Subtotals		19,824	24,380	4,463	(47)	8	(39)	4,424

Special-purpose entities:
Bansa Santander S.A.	100%	(2,362)	(3,027)	(1,411)	-	-	-	(1,411)
Gesbán Santander Servicios Profesionales Contables Limitada (1)	100%	533	211	139	-	-	-	139
Santander Gestión de Recaudación y Cobranzas Limitada	100%	(279)	3,864	4,211	-	-	-	4,211
Multinegocios S.A.	100%	103	92	16	-	-	-	16
Servicios Administración y Financieros Limitada	100%	86	32	19	-	-	-	19
Servicios de Cobranzas Fiscalex Limitada	100%	67	71	43	-	-	-	43
Multiservicios de Negocios Limitada	100%	162	256	117	-	-	-	117

Subtotals		(1,690)	1,499	3,134	-	-	-	3,134

Totals		18,134	25,879	7,597	(47)	8	(39)	7,558

(1)
On December 31, 2008 it was decided to modify the corporate purpose and transform the entity into a limited liability company operating under the name of Gesban Santander Servicios Profesionales Contables Limitada (formerly Santander Multimedios S.A.); its line of business was also changed, as a result of which its income ceased to be largely dependent on operations conducted with the Bank.

As indicated above, it was determined that the Bank no longer controlled it, so it was excluded from the perimeter of consolidation as of March 2009.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 28 – INTEREST INCOME AND EXPENSE:

This item refers to interest earned in the period by all the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the reclassifications of products as a consequence of hedge accounting.

a)       On the financial statement closing date, the composition of income from interest and adjustments, not including income from hedge accounting, is as follows:

	As of December 31,
	2009				2008
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Repurchase agreements	16,903	3,603	-	20,506	3,691	-	-	3,691
Interbank loans	262	-	-	262	1,273	-	-	1,273
Commercial loans	574,912	(65,137)	3,016	512,791	577,043	273,751	1,935	852,729
Mortgage loans	182,262	(88,801)	4,109	97,570	169,946	317,678	4,874	492,498
Consumer loans	506,896	(1,844)	3,249	508,301	548,570	9,704	2,282	560,556
Investment instruments	47,331	(20,646)	-	26,685	55,631	59,895	-	115,526
Other interest income	3,102	1,897	-	4,999	32,619	7,750	-	40,369

Interest income	1,331,668	(170,928)	10,374	1,171,114	1,388,773	668,778	9,091	2,066,642
b)       As indicated in section i) of Note 01, suspended interest are recorded in order accounts (off-balance-sheet accounts) until they are effectively received.

At the period end, the detail of income from suspended interest is as follows:

	As of December 31,
	2009				2008
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Off balance sheet	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	21,224	3,933	-	25,157	11,188	14,748	-	25,936
Mortgage loans	5,570	2,726	-	8,296	1,728	1,678	-	3,406
Consumer loans	32,788	(671)	-	32,117	18,168	7,538	-	25,706

Totals	59,582	5,988	-	65,570	31,084	23,964	-	55,048

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 28 – INTEREST INCOME AND EXPENSE, continued:

c)       At the end of the period the detail of expenses for interest and adjustments is as follows:

	As of December 31,
	2009				2008
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(704)	(167)	-	(871)	(1,551)	(67)	-	(1,618)
Repurchase agreements	(15,372)	572	-	(14,800)	(32,096)	(903)	-	(32,999)
Time deposits and liabilities	(293,658)	65,909	-	(227,749)	(447,990)	(286,493)	-	(734,483)
Interbank borrowings	(29,030)	64	-	(28,966)	(54,547)	(280)	-	(54,827)
Issued debt instruments	(112,549)	49,801	-	(62,748)	(108,356)	(169,986)	-	(278,342)
Other financial obligations	(3,834)	1,447	-	(2,387)	(2,429)	(3,502)	-	(5,931)
Other interest expenses	(1,994)	(71)	-	(2,065)	(3,308)	(9,112)	-	(12,420)
	-	-	-	-
Interest expenses totals	(457,141)	117,555	-	(339,586)	(650,277)	(470,343)	-	(1,120,620)

d)       At the end of the period the summary of interest and adjustments is as follows:

	As of December 31,
	2009	2008
Items	MCh$	MCh$

Interest income	1,171,114	2,066,642
Interest expense	(339,586)	(1,120,620)

Interest income	831,528	946,022

Income from hedge accounting (net)	24,988	(53,956)

Total net interest income	856,516	892,066

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 29 – FEES AND COMMISSIONS:

This item includes the amount of fees earned and paid in the period, except for those which are an integral part of the financial instrument’s effective interest rate:

	As of December 31,
	2009	2008
	MCh$	MCh$

Fees and commissions income
Fees and commissions for lines of credit and overdrafts (*)	25,822	38,878
Fees and commissions for guarantees and letters of credit	24,558	17,092
Fees and commissions for card services	96,388	87,403
Fees and commissions for management of accounts	27,566	25,605
Fees and commissions for collections and payments	65,782	59,237
Fees and commissions for intermediation and management of securities	7,808	8,830
Fees and commissions for investments in mutual funds or others	30,766	28,220
Compensation for marketing of securities	16,307	15,284
Office banking	8,586	5,285
Other fees earned	12,342	10,135
Totals	315,925	295,969

	As of December 31,
	2009	2008
	MCh$	MCh$

Fees and commissions expenses
Compensation for card operation	(44,718)	(43,631)
Fees and commissions for securities transactions	(1,276)	(2,292)
Office banking	(6,034)	(3,341)
Other fees	(9,767)	(3,576)
Totals	(61,795)	(52,840)

Net fees and commissions income	254,130	243,129

The fees earned through transactions with letters of credit are recorded in the Consolidated Statement of Income in the “Interest income” item.

(*)	According to SBIF Circular 3,452, of November 25, 2008, amended by SBIF Circular 3,466 of February 4, 2009, fee charges on overdrafts for which there is no contractual provision were eliminated.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 30 - INCOME FROM FINANCIAL OPERATIONS:

This item includes the adjustments for changes in financial instruments, except for interest attributable to the  application of the effective interest rate method for adjustments to asset values, as well as the income earned in purchases and sales of financial instruments.

As of December 31, 2009 and 2008, the detail of income from financial operations is as follows:

	As of December 31,
	2009	2008
	MCh$	MCh$

Net income from financial operations
Derivatives classified as trading	(102,825)	178,883
Trading investments	49,220	77,222
Decrease (increase) of loans and accounts receivable from customers
Current portfolio	542	980
Written-off portfolio	8,689	14,037
Available for sale investments	47,335	3,807
Other income from financial operations	926	(1,452)
Totals	3,887	273,477

NOTE 31 - NET FOREIGN EXCHANGE INCOME:

This item includes the income earned from foreign currency trading, the differences arise from converting monetary items in a foreign currency to the functional currency and those generated by non-monetary assets in a foreign currency at the time of their divestiture.

As of December 31, 2009 and 2008, the detail of foreign exchange income is as follows:

	As of December 31,
	2009	2008
	MCh$	MCh$

Currency exchange differences
Net profit (loss) from currency exchange differences	401,695	(402,927)
Hedging derivatives	(266,221)	243,979
Income from adjustable assets in foreign currency	(10,138)	12,684
Income from adjustable liabilities in foreign currency	37,905	(40,778)
Totals	163,241	(187,042)

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 32 - ALLOWANCES FOR LOAN LOSSES:

The recorded activity in the 2009 and 2008 periods for provision for loan losses recorded on the income statement is as follows:

Loans and accounts receivable from customers
As of December 31, 2009	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent credits	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Allowances and charge-offs
- Individual evaluations	(7)	(34,739)	-	-	(1,380)	(36,126)
- Group evaluations	-	(73,774)	(14,061)	(276,530)	-	(364,365)
Total allowances and charge-offs	(7)	(108,513)	(14,061)	(276,530)	(1,380)	(400,491)

Allowances released
- Individual evaluations	-	5,635	-	-	-	5,635
- Group evaluations	-	1,718	1,450	18,495	72	21,735
Total released allowances	-	7,353	1,450	18,495	72	27,370

Recovery of loans previously charged off	-	8,446	2,560	28,268	-	39,274

Net charge to income	(7)	(92,714)	(10,051)	(229,767)	(1,308)	(333,847)

Loans and accounts receivable from customers
As of December 31, 2008	Contingent interbank loans	Credits, commercial	Credits, mortgage	Loans, consumer	Credits, contingent	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Allowances and charge-offs
- Individual evaluations	(35)	(32,284)	-	-	(2,759)	(35,078)
- Group evaluations	-	(41,235)	(8,761)	(251,068)	(49)	(301,113)
Total allowances and charge-offs	(35)	(73,519)	(8,761)	(251,068)	(2,808)	(336,191)

Allowances released
- Individual evaluations	-	2,725	-	-	2,401	5,126
- Group evaluations	-	2,046	685	2,457	-	5,188
Total released allowances	-	4,771	685	2,457	2,401	10,314

Recovery of loans previously charged off	-	9,244	1,932	26,718	-	37,894

Net charge to income	(35)	(59,504)	(6,144)	(221,893)	(407)	(287,983)

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 33 - PERSONNEL COMPENSATION AND EXPENSES:

a)	Composition of personnel compensations and expenses:

	As of December 31,
	2009	2008
	MCh$	MCh$

Personnel compensation	152,695	161,801
Bonuses or gratifications	47,983	47,364
Stock-based benefits	2,371	1,352
Seniority compensation	3,075	17,844
Pension plans	100	-
Training expenses	1,452	1,763
Day care and kindergarten	1,582	1,295
Health funds	2,519	2,492
Welfare fund	462	435
Other personnel expenses	12,245	12,429
Totals	224,484	246,775

b)       Stock-based benefits

Banco Santander Chile and its Affiliates have designed variable-compensation plans for their employees, based on performance targets and objectives, the achievement of which are evaluated and paid on a quarterly and/or annual basis. There are also multi-year variable-compensation plans designed to retain and motivate executives, whose compensation depends on the achievement of overall wide and individual targets over the course of a time period exceeding one year.

Long-term incentive policy

In 2007, the Parent Company’s Board of Directors approved a long-term incentive plan (PI06) consisting of granting stock-options on Bank’s shares for the 2008-2010 period. This plan focuses on the Santander Group’s executive directors and certain executive employees in Spain and other Santander Group companies.

As of December 31, 2008 approximately 90 of the Bank’s executives enrolled in Plan PI06 exercised 3,099,850 options over Banco Santander S.A. shares. (the Parent Company located in Spain) at a price of €9,09.

Stock performance plan

This consists of a multi-year incentive plan with compensation in shares of the Parent Company. The plan’s beneficiaries are the Executive Directors, other members of Top Management and other Bank employees designated by the Parent Company’s Board of Directors or, by delegation from it, the Executive Committee. The shares are distributed if the following conditions are met:

i.	The share price reaches the top 10 as compared to 30 other global banks.
ii.	Earnings per share reach the top 10 as compared to 30 other global banks.
iii.	The Bank has achieved its commercial and financial budget objectives in the last two years.
iv.	The executive has achieved his/her personal targets during the last two years and has continued to work at the Bank until the end of the program.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 33 - PERSONNEL COMPENSATION AND EXPENSES, continued:

This plan involves cycles of shares given to the beneficiaries. Each cycle has a three-year length, so a cycle will begin every year and, from 2009 onward, another cycle will simultaneously terminate. The objective is to establish an adequate sequence between the end of the incentive program linked to the previous plan (PI06) and the successive cycles of this plan. Accordingly, the first two cycles began in July 2007, the first cycle had a two-year length (PI09), and the second cycle has a standard three-year length (PI10). In June 2008 and 2009 the beginning of the third-cycle (PI11) and fourth-cycle (PI12) incentive plans was approved by the Parent Company. They will be linked to the fulfillment of the predetermined objectives. These new plans consisting of three-year cycles began to impact the Consolidated Statement of Income in 2009.

For each cycle and beneficiary who remains employed at the Bank throughout the plan’s term, the Parent determines a maximum number of shares that may be granted. The objectives to be fulfilled, which will determine the number of shares to be granted, were defined by comparing the Santander Group’s performance with that of a reference group of financial institutions. These objectives are linked to two parameters: Total Shareholder Return (TSR) and Increase in Earnings per Share (EPS), each of which has a 50% weighting in the determination of the percentage of shares to be granted.

The final number of shares to be granted in each cycle is determined by the degree of fulfillment of the objectives on the third anniversary of each cycle (with the exception of the first cycle, for which the second anniversary is used), and the shares will be delivered within seven months from the date the cycle ends. The RTA and the growth of ETS for Santander and the reference financial institutions will be calculated at that time, which will yield 50% of the percentage of shares to be granted according to the following scale and based on the relative position of the Parent Company:

Santander’s position in the RTA Ranking	Maximum percentage of shares earned	Santander’s position in the BPA growth ranking	Shares earned as percentage of maximum

1st to 6th	50%	1st to 6th	50%
7th	43%	7th	43%
8th	36%	8th	36%
9th	29%	9th	29%
10th	22%	10th	22%
11th	15%	11th	15%
12th and more	0%	12th and more	0%

If Banco Santander, S.A. is within the first quartile (including the 25th percentile) for each of the measures considered (TSR and EPS growth), the maximum percentage of shares will be earned; if it is at the median (including the 50th percentile), 30% of the maximum percentage of shares will be earned. If it is below the median, all the share distributions will be voided.

Plan PI09 ended in 2009 and over 707,305 shares were granted to 181 Bank’s executives. In addition, Plan PI10 commenced during that period; and over 419,312 shares were granted to 181 executives, yielding a cumulative total of 980,784 shares to 181 executives. Plan PI11 granted 476,025 shares, and Plan PI12 granted 522,155 shares, to 214 and 271 executives, respectively.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 33 - PERSONNEL COMPENSATION AND EXPENSES, continued:

As of December 31, 2009 the aforementioned objectives were achieved in their entirety, so the Bank recorded a cost for the period of $2,371 million, which corresponds to the fair value of Plan I09 (which terminated on July 31, 2009), Plan I10, Plan I11, and Plan I12 for the shares granted; this sum was charged to income in the specific period in which the beneficiaries provided their services to Banco Santander Chile. This program had no diluting effects on the minority interests. This fair value was calculated as described below:

The fair value of the 50% which is linked to the TSR was determined by an independent expert on the basis of the Monte Carlo valuation model with 10,000 simulations run to determine the TSR for each of the reference Group companies, considering the aforementioned variables. The results (each of which represents the distribution of a number of shares) are classified in descending order through the calculation of the weighted average, and this amount is discounted at the risk-free interest rate.

	PI09	PI10	PI11	PI12
Expected volatility (*)	16.25%	15.67%	19.31%	42.36%
Historical annual dividend return	3.23%	3.24%	3.47%	4.88%
Risk-free interest rate	4.47%	4.49%	4.83%	2.04%

(*) Determined on the basis of the historical volatility over the course of the period (two or three years).

The simulation model’s application yields a percentage value of 42.7% for PI09, 42.3% for PI10 and 44.9% for the second cycle for PI11, and finally, 55.4% for PI12, applied to 50% of the value of the granted shares to determine the carrying amount of the incentive’s TSR-based portion. Since this valuation is related to a market condition, it cannot be adjusted after the date on which the shares are granted.

In view of the high correlation between the TSR and EPS, it can reasonably be concluded that the TSR value is also valid for EPS in a high percentage of cases. Accordingly, it was determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, for example the remaining 50% of the shares granted, was the same as the 50% corresponding to TSR. Since this valuation does not refer to market conditions, the number of shares expected to be granted will be re-examined and adjusted on a per-annum basis.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 33 - PERSONNEL COMPENSATION AND EXPENSES, continued:

Below is a table which provides a detail of the foregoing:

	Number of shares	Exercise price	Group of employees	Number of individuals	Date of commencement of Exercise Period	Date of termination of Exercise Period
	MCh$	€

Plans in force on January 1, 2005
Options granted (Plan I06)	4,284,700	9.09 (**)	Managers	123	1/15/2008	1/15/2009
Options exercised	-	-	-
Options cancelled or not exercised	(267,700)	-	-	(6)	1/15/2008	1/15/2009

Plans in force on December 31, 2005	4,017,000	9.09
Options exercised	-	-	-
Options cancelled, net (Plan I06)	(166,600)	9.09	Managers	(5)	1/15/2008	1/15/2009

Plans in force on December 31, 2006	3,850,400	9.09
Options granted (Plan I09)	270,823	-	Managers	159	6/23/2007	7/31/2009
Options granted (Plan I09)	12,844	-	Other non-managerial positions	23	6/23/2007	7/31/2009

Options granted (Plan I10)	402,865	-	Managers	159	6/23/2007	7/31/2010
Options granted (Plan I10)	18,564	-	Other non-managerial positions	23	6/23/2007	7/31/2010

Options cancelled, net (Plan I06)	(184,900)	9.09	Managers

Plans in force on December 31, 2007	4,370,596	-
Options granted (Plan I09)	134,985	-	Managers	159	6/23/2007	7/31/2009
Options granted (Plan I09)	6,401		Other non-managerial positions	22	6/23/2007	7/31/2009

Options granted (Plan I10)	133,874	-	Managers	159	6/23/2007	7/31/2010
Options granted (Plan I10)	6,169	-	Other non-managerial positions	22	6/23/2007	7/31/2010

Options cancelled, net (Plan I06)	(565,650)	-	-		4/15/2008	1/15/2009
Options exercised, net (Plan I06)	(3,099,850)	-	Managers	90

Plans in force on December 31, 2008	986,525
Options granted (Plan I09)	269,472	-	Managers	159	6/23/2007	7/31/2009
Options granted (Plan I09)	12,780	-	Other non-managerial positions	22	6/23/2007	7/31/2009

Options granted (Plan I10)	400,842	-	Managers	159	6/23/2007	7/31/2010
Options granted (Plan I10)	18,470	-	Other non-managerial positions	22	6/23/2007	7/31/2010

Options granted (Plan I11)	443,098	-	Managers	161	7/31/2008	7/31/2011
Options granted (Plan I11)	32,927	-	Other non-managerial positions	53	7/31/2008	7/31/2011

Options granted (Plan I12)	458,850	-	Managers	176	7/31/2009	7/31/2012
Options granted (Plan I12)	63,305	-	Other non-managerial positions	95	7/31/2009	7/31/2012

Options granted (Plan I09)	(675,280)	-	Managers	159
Options granted (Plan I09)	(32,025)	-	Other non-managerial positions	22

Plans in force on December 31, 2009	1,978,964
Plan I10	980,784
Plan I11	476,025
Plan I12	522,155

(**) The exercise price for the options under Plan I06 was 9.09 Euros per share, which is the weighted average of the average daily market price of the Bank shares over the continuous market for the first 15 trading days of January 2005. This was the criterion established in the resolution approving Plan I06, adopted at the Annual General Meeting of the Parent Company on June 18, 2005. Such plan maintained a restriction on exercising the option 15 days prior to the 2008 Financial Statement closing date, which explains why the options not exercised before December 15, 2008 were cancelled in their entirety.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 34 - ADMINISTRATIVE EXPENSES:

As of December 31, 2009 and 2008 the composition of this item is as follows:

	As of December 31,
	2009	2008
	MCh$	MCh$

General administrative expenses
Maintenance and repair of property, plant and equipment	10,260	10,455
Office lease	17,202	14,687
Equipment lease	228	192
Insurance payments	1,183	1,225
Office supplies	6,626	7,350
Information technology and communication expenses	19,789	22,620
Lighting, heating, and other utilities	6,204	5,576
Security and valuables transport services	10,136	10,116
Representation and personnel travel expenses	3,789	4,080
Judicial and notarial expenses	4,470	2,452
Fees for technical reports	5,665	5,155
Fees for professional services	631	725
Other general administrative expenses	3,012	2,943

Outsourced services
Data processing	14,585	8,568
Other outsourcing	6,631	9,092
Other	2,767	5,194

Board expenses
Compensation to Board members	645	628
Other Board expenses	-	-

Marketing Expenses
Publicity and advertising	13,847	14,615

Taxes, payroll taxes and contributions
Real estate contributions	1,886	1,795
Patents	1,701	1,526
Other taxes	24	30
Contribution to SBIF	5,431	4,658

Totals	136,712	133,682

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 35 - DEPRECIATION AND AMORTIZATION:

a)	The values of depreciation and amortization charges during the 2009 and 2008 periods are detailed below:

	As of December 31,
	2009	2008
	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant and equipment	(21,691)	(21,458)
Amortization of intangible assets	(24,932)	(26,169)

Totals	(46,623)	(47,627)

b)	The reconciliation between the book values as of January 1, 2008 and the balances as of December 31, 2009 and 2008 is as follows:

	Accumulated depreciation and amortization
	2009			2008 (*)
	Property, plant and equipment	Intangible assets	Total	Property, plant and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1 (*)	(21,414)	(26,169)	(47,583)	-	-	-
Depreciation and amortization charges for the period	(21,691)	(24,932)	(46,623)	(21,458)	(26,169)	(47,627)
Sales and disposals in the period	126	-	126	44	-	44

Balances as of December 31	(42,979)	(51,101)	(94,080)	(21,414)	(26,169)	(47,583)

(*) As of January 1, 2008 both property, plant and equipment and intangible assets were shown net of their accumulated depreciation.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 36 - OTHER OPERATING INCOME AND EXPENSES:

a)	Other operating income is comprised of the following components:

	As of December 31,
	2009	2008
	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	2,462	3,168
Recovery of charge-off and income from assets received in lieu of payment	4,944	5,676
Subtotals	7,406	8,844
Income from sale of investments in other companies (**)
Gain on sale of investments in other companies	1,859	4,348
Subtotals	1,859	4,348
Other income
Leases	1,123	1,304
Gain on sale of Property, plant and equipment (***)	7,622	1,248
Recovery of provisions for contingencies	14,793	1,246
Other	440	1,232
Subtotals	23,978	5,030

Totals	33,243	18,222

(*)	On December 30, 2009 Banco Santander Chile sold 201 real estate properties received in payment to “IM Trust Administradora General de Fondos for the Fondo de Inversión Privado Inmobiliario Bandera”, a private real estate investment fund, for $5,852 million; their book value at the time of the transaction came to $5,723 million, generating an income of $130 million.

(**)	As is stated in section e) of Note 03, in 2009 Banco Santander Chile recorded a $1,847 million gain on sale of stocks ($477 million for Visa and $1,370 million for Mastercard). During 2008, income of $4,336 million was recorded ($3,368 million recorded by Banco Santander Chile for sale of Visa shares and $974 by Santander S.A. Corredora de Bolsa, stemming from a sale of shares of the Santiago Commercial Exchange).

(***)
As is expressed in section c) of Note 03, on December 30, 2009 Banco Santander Chile sold a real estate property to the “Fondo de Inversión Privado Inmobiliario Bandera”, a private real estate investment fund, generating a $7,072 million income.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 36 - OTHER OPERATING INCOME AND EXPENSES, continued:

b)	Other operating expenses are comprised of the following components:

	As of December 31,
	2009	2008
	MCh$	MCh$

Provisions and expenses for assets received in lieu of payment
Charge-off of assets received in lieu of payment	8,192	5,324
Provisions for assets received in lieu of payment	2,757	1,483
Expenses for maintenance of assets received in lieu of payment	2,922	1,667
Subtotals	13,871	8,474

Credit card expenses
Credit card expenses	3,004	4,127
Credit card memberships	2,898	3,159
Subtotals	5,902	7,286

Customer services	8,807	9,366

Other expenses
Operating charge-offs	3,106	3,791
Life insurance and general product insurance policies	4,553	4,777
Additional tax on expenses paid overseas	1,728	2,499
Expenses for mortgage credits	814	1,383
Losses on sale of property, plant and equipment	24	529
Expenses for foreign trade operations	306	211
Provisions for contingencies	1,088	1,075
Other	4,206	2,203

Subtotals	15,825	16,468

Totals	44,405	41,594

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 37 - TRANSACTIONS WITH RELATED PARTIES:

In addition to Affiliates and associated entities, the Bank’s “related parties” include the “key personnel” of the Bank’s executive staff (members of the Bank’s Board and the Managers of Banco Santander Chile and its Affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander S.A. (located in Spain).

Article 89 of the Corporations Act, which is also applicable to banks, provides that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Moreover, Article 84 of the General Banking Act imposes limits on loans that can be granted to related parties and prohibits lending to the Bank’s directors, managers, or representatives.

Transactions that the Bank enters into with related parties are specified below. To facilitate comprehension, we have divided the information into four categories:

Santander Group Companies
This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

Associated companies
This category includes the entities over which the Bank, in accordance with section b) of Note 01 to these Financial Statements, exercises a significant degree of influence and which generally belong to the group of entities known as “business support companies.”

Key personnel
This category includes members of the Bank’s Board and the managers of Banco Santander Chile and its Affiliates, together with their close relatives.

Other
This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 37 - TRANSACTIONS WITH RELATED PARTIES, continued:

a)       Loans to related parties:

Below are loans and receivables, and contingent loans, corresponding to related entities:

	As of December 31, 2009				As of December 31, 2008				As of January 1, 2008
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and receivables
Commercial loans	11,331	914	2,840	108,372	54,996	51	2,417	110,074	9,375	36	2,274	71,979
Mortgage loans	-	-	12,754	-	-	-	11,517	-	-	-	10,256	-
Consumer loans	-	-	1,744	-	-	-	911	-	-	-	972	-
Loans and receivables	11,331	914	17,338	108,372	54,996	51	14,845	110,074	9,375	36	13,502	71,979

Provision for loan losses	(13)	(1)	(11)	(298)	(114)	-	(8)	(34)	(5)	-	(4)	(25)
Net loans	11,318	913	17,327	108,074	54,882	51	14,837	110,040	9,370	36	13,498	71,954

Guarantees	4,552	-	45,550	596	62,040	-	13,867	602	25,791	-	12,526	45,626

Contingent loans
Personal guarantees	-	-	15,900	-	-	-	-	-	-	-	-	-
Letters of credit	1,868	-	-	-	1,582	-	-	-	4,760	-	-	-
Performance bonds	134,644	-	-	259	51,237	-	-	25	45,510	-	-	-
Contingent loans	136,512	-	-	259	52,819	-	-	25	50,270	-	-	-
											-
Provision for contingent loans	(21)	-		-	(4)	-	-	-	(17)	-	-	-
											-
Net contingent loans	136,491	-	-	259	52,815	-	-	25	50,253	-	-	-

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 37 - TRANSACTIONS WITH RELATED PARTIES, continued:

The activity of loans to related parties during the years 2009 and 2008 is shown below:

	As of December 31,
	2009				2008
	Companies	Associated	Key		Companies	Associated	Key
	of the Group	companies	personnel	Other	of the Group	companies	Personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1	107,815	51	14,845	110,099	59,645	36	13,502	71,979
New loans	176,516	2,268	8,279	30,220	107,916	49	3,732	39,461
Payments	(136,488)	(1,405)	(5,785)	(31,688)	(59,746)	(34)	(2,389)	(1,341)

Balances as of December 31	147,843	914	17,338	108,631	107,815	51	14,845	110,099

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 37 - TRANSACTIONS WITH RELATED PARTIES, continued:

b)       Assets and liabilities with related parties

	As of December 31, 2009				As of December 31, 2008				As of January 1, 2008
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	-	-	-	-	-	-	-	-	55,549	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-	-	-
Financial derivatives contracts	405,411	-	-	-	293,649	-	-	-	235,056	-	2	187
Available for sale investments	-	-	-	-	-	-	-	-	-	-	-	-
Other assets	117,060	-	-	-	15,422	-	-	-	17,732	65	60	13

Liabilities
Demand deposits and other demand obligations	1,503	6,238	502	925	6,827	4,963	1,442	5,761	156,000	7,029	567	752
Investments under repurchase agreements	-	-	-	-	40,345	-	-	-	-	-	-	-
Deposits and other time liabilities	411,295	-	1,126	21,652	387,477	-	2,918	3,057	65,353	-	538	313
Financial derivatives contracts	245,574	-	-	-	358,747	-	-	-	52,553	-	2	150
Issued debt instruments	89,258	-	-	-	186,098	-	-	-	11,505	-	-	-
Other financial liabilities	55,156	-	-	-	8,967	-	-	-	10,594	-	-	-
Other liabilities	310	-	-	-	2,710	-	-	-	3,922	-	-	-

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 37 - TRANSACTIONS WITH RELATED PARTIES, continued:

c)	Income (expenses) recorded with related parties

	As of December 31, 2009				As of December 31, 2008
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and adjustments	(23,344)	42	308	(769)	1,070	-	67	(11)
Income and expenses from fees and services	56,822	71	79	50	47,984	-	11	5
Net income from financial and foreign exchange transactions (*)	129,046	-	2	(13,634)	(210,308)	-	-	97
Other operating revenues and expenses	(4,294)	-	-	-	(3,995)	-	-	-
Key personnel compensation and expenses	-	-	(28,663)	-	-	-	(29,820)	-
Administrative and other expenses	(13,107)	(16,666)	-	-	(12,656)	(28,016)	-	-

Totals	145,123	(16,553)	(28,274)	(14,353)	(177,905)	(28,016)	(29,742)	91
(*) Reflects derivative contracts that hedge Group positions in Chile.

d)	Payments to Board members and key management personnel

The compensation received by the key management personnel, including Board members and all the executives holding Manager positions, shown in the “Personnel compensation and expenses” and/or “Administrative expenses” items of the Consolidated Statement of Income, corresponds to the following categories:

	As of December 31,
	2009	2008
	MCh$	MCh$

Personnel compensation	13,531	14,156
Board members’ compensation	645	628
Bonuses or gratifications	10,318	10,143
Compensation in stock	1,676	1,248
Training expenses	49	40
Seniority compensation	1,759	2,982
Health funds	242	299
Other personnel expenses	343	324
Pension plan	100	-
Totals	28,663	29,820

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 37 - TRANSACTIONS WITH RELATED PARTIES, continued:

e)	Composition of key personnel

As of December 31, 2009 and 2008, the composition of the Bank’s key personnel is as follows:

Positions	# of executives
	2009	2008

Directors	13	12
Division managers	13	16
Department managers	83	86
Managers	58	65

Total key personnel	167	179

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 37 - TRANSACTIONS WITH RELATED PARTIES, continued:

f)	Stock-based benefits

The following table details the activity in stock-based benefits paid to the key personnel of the Bank and its Affiliates. The detail for each of these benefit plans is described in section b) of Note 33.

	Number of shares	Exercise price	Group of employees	Number of individuals	Date of Exercise Period	Date of termination of Exercise Period
	MCh$	€

Plans in force on January 1, 2005
Options granted (Plan I06)	4,284,700	9.09 (**)	Managers	123	1/15/2008	1/15/2009
Options exercised	-	-	-
Options cancelled or not exercised	(267,700)	-	-	(6)	1/15/2008	1/15/2009

Plans in force on December 31, 2005	4,017,000	9.09
Options exercised	-	-	-
Options cancelled, net (Plan I06)	(166,600)	9.09	Managers	(5)	1/15/2008	1/15/2009

Plans in force on December 31, 2006	3,850,400	9.09
Options granted (Plan I09)	270,823	-	Managers	159	6/23/2007	7/31/2009

Options granted (Plan I10)	402,865	-	Managers	159	6/23/2007	7/31/2010

Options cancelled, net (Plan I06)	(184,900)	9.09	Managers

Plans in force on December 31, 2007	4,339,188
Options granted (Plan I09)	134,985	-	Managers	159	6/23/2007	7/31/2009

Options granted (Plan I10)	133,874	-	Managers	159	6/23/2007	7/31/2010

Options cancelled, net (Plan I06)	(565,650)	-	-		4/15/2008	1/15/2009
Options exercised, net (Plan I06)	(3,099,850)	-	Managers	90

Plans in force on December 31, 2008	942,547
Options granted (Plan I09)	269,472	-	Managers	159	6/23/2007	7/31/2009

Options granted (Plan I10)	400,842	-	Managers	159	6/23/2007	7/31/2010

Options granted (Plan I11)	443,098	-	Managers	161	7/31/2008	7/31/2011

Options granted (Plan I12)	458,850	-	Managers	176	7/31/2009	7/31/2012

Options granted (Plan I09)	(675,280)	-	Managers	159

Plans in force on December 31, 2009	1,839,529

Plan I10	937,581
Plan I11	443,098
Plan I12	458,850

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 37 - TRANSACTIONS WITH RELATED PARTIES, continued:

g)	Post-employment benefits

During the second half of 2009, the Bank granted an additional benefit to its principal executives, consisting of a pension plan whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

In practical terms, the Bank will match the voluntary contributions made by the beneficiaries for their future pensions with an equivalent contribution. The executives will be entitled to receive this benefit only when they fulfill the following conditions:

i.	Retire from the Bank (or from any other Santander Group company) and be 60 years of age or older;
ii.	The reason for termination of their employment may not be any of the legal grounds for dismissal attributable to the executive in question.

In other words, in the event the employment relationship between the executive and the company is terminated before the executive meets the aforementioned conditions, he will have no rights under this benefit plan.

In the event of the executive’s death or total or partial disability, he will be entitled to receive this benefit.

The Bank will make the contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank. The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company.

During the second half of 2009, the Bank made a contribution of $4,726 million, and a current contribution of $267 million.

The assets related to the savings fund that are contributed by the Bank in the Insurance Company for defined benefit plans are presented net of associated commitments. The balance for this item at the close of the period is as follows:

Post-employment
plans
2009
MCh$

Plan assets	4,993
Commitments for defined-benefit plans
For active personnel	(100)
Incurred by inactive personnel
Minus:
Unrealized actuarial (gain) losses
Balances at the period end	4,893

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 37 - TRANSACTIONS WITH RELATED PARTIES, continued:

The period’s activity for post-employment benefits is as follows:

Post-employment
plans
2009
MCh$

a) Fair value of plan assets
Balance at beginning of period	-
Expected yield of insurance contracts	-
Employer contributions	4,993
Actuarial (gain) losses	-
Premiums paid	-
Benefits paid	-
Other activity	-
Fair value of plan assets at end of period	4,993
b) Present value of obligations
Current value of obligations at beginning of period	-
Net incorporation of Group companies	-
Service cost	(100)
Interest cost	-
Curtailment/settlement effect	-
Benefits paid	-
Past service cost	-
Actuarial (gain) losses	-
Other activity	-
Present value of obligations at end of period	(100)
Net balance at end of period	4,893

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 38 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES:

Fair value is defined as the amount at which a financial instrument (asset or liability) could be delivered or settled, respectively, on that date between two independent knowledgeable parties who act freely and prudently; i.e., not in a forced or liquidation sale. The most objective and customary reference for the fair value of an asset or liability is the quoted price that would be paid for it on a transparent organized market (“estimated fair value”).

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are inherently subjective and are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of December 31, 2009 and 2008:

	As of December 31,				As of January 1,
	2009		2008		2008
	Amount recorded	Fair value	Amount recorded	Fair value	Amount recorded	Fair value
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	2,043,458	2,043,458	855,411	855,411	1,108,637	1,108,637
Unsettled transactions	468,134	468,134	335,405	335,405	316,240	316,240
Trading investments	798,539	798,539	1,166,426	1,166,426	1,093,445	1,093,445
Investments under resale agreements	14,020	14,020	-	-	33,999	33,999
Financial derivatives contracts	1,393,878	1,393,878	1,846,509	1,846,509	780,775	780,775
Loans and accounts receivable from customers and interbank loans	13,401,749	15,075,810	14,406,848	16,183,644	12,068,236	13,478,112
Available for sale investments	1,830,090	1,830,090	1,580,240	1,580,240	779,635	779,635

Liabilities
Deposits	12,755,581	12,446,748	14,129,495	14,007,109	11,855,288	10,551,438
Unsettled transactions	275,474	275,474	142,552	142,552	135,219	135,219
Investments under repurchase agreements	1,114,605	1,114,605	562,223	562,223	307,630	307,630
Financial derivatives contracts	1,348,906	1,348,906	1,469,724	1,469,724	778,217	778,217
Short and long term issued debt instruments	3,071,587	3,184,880	2,782,690	3,202,637	2,330,663	1,685,037

In addition, the fair value estimates presented above do not attempt to estimate the value of the Bank’s profits generated by its business activity, nor its future activities, and accordingly, they do not represent the Bank’s value as a going concern. Below is a detail of the methods used to estimate the financial instruments’ fair value:

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 38 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

a)       Cash and deposits in banks

The recorded value of cash and interbank loans approximates its estimated fair value in view of these instruments’ short-term nature.

b)	Unsettled transactions, trading instruments, available for sale investment instruments, resale agreements, and securities loans

The estimated fair value of these financial instruments was determined through the use of market values or quotes by an available dealer, or the prices quoted on the market for similar financial instruments. Investments maturing in less than one year are valued at their recorded value because they are — in view of their short terms — deemed to have a fair value that does not significantly diverge from their recorded value. For the fair value estimates of debt investments or debt securities included in these items, additional variables and inputs are considered to the extent applicable, including an estimate of prepayment rates and the issuers’ credit risk.

c)	Loans and accounts receivable from customers and interbank loans

The fair values of commercial loans are estimates made by peforming a cash flow discount analysis, using the interest rates that are currently offered for loans with terms similar to those of borrowers having a similar credit quality.  The fair values of unearned loans are estimated by using the cash flow discount analysis stemming from the settlement of the underlying securities, if any (or other sources of payment), at an estimated discount rate. For floating-rate loans whose prices change frequently and are not subject to any significant change of credit risk, the estimated fair values are based on the recorded values. The fair values estimated for certain mortgage loans, credit cards, and other consumer loans are based on market values for similar loans, adjusted for differences in the loans’ characteristics.

d)	Deposits

The disclosed fair value of deposits that do not accrue interest and savings accounts is the amount payable on the reporting date, and accordingly, it is equal to the recorded amount. The fair value of time deposits is calculated by using a discounted cash flow calculation, which applies current interest rates being offered at the time to a calendar of monthly maturities established for time deposits. The value of long-term relations with depositors does not take into consideration the disclosed fair value estimate.

e)       Short and long term issued debt instruments

The fair value of these financial instruments is calculated by using the cash flow discount analysis based on the current incremental lending rates for similar types of loans having similar maturities.

f)       Financial derivative contracts

The estimated fair value of currency forward contracts was calculated using the prices quoted on the market for financial instruments having similar characteristics.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 38 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

The fair value of interest rate swaps represents the estimated amount that the Bank expects to receive or pay to rescind the contracts or agreements, bearing in mind the term structures of the interest rate curve, the underlying asset’s volatility and the counterparts’ credit risk.

If there are no quoted prices on the market (either direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated by using models and valuation techniques such as Black-Scholes, Hull, and Monte Carlo simulations, taking into consideration the relevant inputs/outputs such as volatility of options, observable correlations between underlying assets, counterparts’ credit risk, implicit price volatility, the velocity with which the volatility reverts to its average value, and the straight-line relationship (correlation) between the value of a market variable and its volatility, among others.

Measurement of fair value and hierarchy

IAS 39 provides a hierarchy of reasonable value which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy attributes the highest priority to unadjusted quoted prices on active markets, to identical (level 1) assets or liabilities, and a lower priority to measures which involve significant unobservable inputs or outputs (level 3 measurements). The three levels of the hierarchy of fair values are:

•	Level 1: inputs/outputs with (unadjusted) quoted prices on active markets for identical assets and liabilities which the Bank can access on the date of measurement.

•	Level 2: inputs/outputs other than the quoted prices included in level 1 which are observable for assets or liabilities, either directly or indirectly.

•     Level 3: inputs/outputs which are not observable for the asset or the liability.

The level of hierarchy at which a measurement is classified is based on the lowest level of input/output which is significant for the measurement as such of the fair value in its entirety.

The Bank has currently determined certain financial instruments as pertaining to level 3, because the calculation made at market value is based on information from internal modeling and not observable on the market.

The following financial instruments are classified as level 3:

Type of financial instrument	Model used in valuation	Description
Caps/Floors/Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.
UF Options	Black – Scholes	There is no observable input of implicit volatility.
CCS with Window	Hull-White	Hybrid HW model for rates and Brownian motion for FX. There is no observable input of implicit volatility.
CCS (METRO)	Implicit FRA	Start Fwd unsupported by MUREX (platform) due to the UF fwd estimate.
CCS, IRS, CMS in TAB	Sundry	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 38 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis, as of December 31, 2009, 2008 and January 1, 2008:

	Measures of fair value
December 31,	2009	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	798,539	798,539	-	-
Available for sale investments	1,830,090	1,830,090	-	-
Derivatives	1,393,878	-	1,181,660	212,218
Totals	4,022,507	2,628,629	1,181,660	212,218

Liabilities
Derivatives	1,348,906	-	880,058	468,848
Totals	1,348,906	-	880,058	468,848

	Measures of fair value
December 31,	2008	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	1,166,426	1,166,426	-	-
Available for sale investments	1,580,240	1,580,240	-	-
Derivatives	1,846,509	-	1,765,205	81,304
Totals	4,593,175	2,746,666	1,765,205	81,304

Liabilities
Derivatives	1,469,724	-	1,418,323	51,401
Totals	1,469,724	-	1,418,323	51,401

	Measures of fair value
January 1,	2008	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	1,093,445	1,093,445	-	-
Available for sale investments	779,635	779,635	-	-
Derivatives	780,775	-	716,458	64,317
Totals	2,653,855	1,873,080	716,458	64,317

Liabilities
Derivatives	778,217	-	771,034	7,183
Totals	778,217	-	771,034	7,183

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 38 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of December 31, 2009 and 2008:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2008	64,317	(7,183)

Total realized and unrealized profits (losses):
Included in profit	16,987	(44,218)
Included in comprehensive income	-	-
Purchases, issuances, and placements (net)	-	-

As of December 31, 2008	81,304	(51,401)

Total profits or losses included in income for 2008 that are attributable to change in unrealized profits (losses) related to assets or liabilities as of December 31, 2008.	16,987	(44,218)

	Assets	Liabilities
	MCh$	MCh$

As of December 31, 2008	81,304	(51,401)

Total realized and unrealized profits (losses):
Included in profit	130,914	(417,447)
Included in comprehensive income
Purchases, issuances, and placements (net)

As of December 31, 2009	212,218	(468,848)

Total profits or losses included in income for 2009 that are attributable to change in unrealized profits (losses) related to assets or liabilities as of December 31, 2009.	130,914	(417,447)

The realized and unrealized profits (losses) included in income for 2009 and 2008, in the assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (Level 3) are recorded in the Income Statement under the “Net profit from financial operations” item.

The potential effect as of December 31, 2009 and 2008 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 39 - RISK MANAGEMENT:

Introduction and general description

Through its activity with financial instruments, the Bank is exposed to several types of risk. The principal risks related to the financial instruments that are applicable to the Bank are the following:

-	Market risks: these arise from holding financial instruments whose value may be affected by fluctuations in market conditions, generally including the following types of risk:
a.	Foreign exchange risk: this arises as a consequence of exchange rate fluctuations among currencies.
b.	Interest rate risk: this arises as a consequence of fluctuations in market interest rates.
c.
Price risk: this arises as a consequence of changes in market prices, either due to factors specific to the instrument itself or due to factors that affect all the instruments negotiated in the market.

d.	Inflation risk: this arises as a consequence of changes in Chile’s inflation rate, whose effect would be mainly applicable to financial instruments denominated in UFs.

-
Credit risk: this is the risk of one of the parties to a financial instrument failing to meet its contractual obligations for reasons of insolvency or inability of the individuals or legal entities in question, causing a financial loss on the other party.

-
Liquidity risk: liquidity risk is the possibility that an entity may be unable to meet its payment commitments ,  or that in order to meet them, it may have to raise funds on onerous terms or damage its image and reputation.

-
Operating risk: this is a risk arising from human errors, system errors, fraud or external events which may damage the Bank’s reputation, may have legal or regulatory implications, or cause financial losses.

This note includes information on the Bank’s exposure to these risks and on its objectives, policies, and processes involved in their measurement and management.

Risk management structure

The Board is responsible for the establishment and monitoring of the Bank’s risk management structure, for which purpose it has an on-line corporate governance system with the international recommendations and trends, adapted to Chilean regulatory conditions and able to apply the most advanced practices in the markets in which the Bank operates. To optimize the performance of this function, the Board has established the Assets and Liabilities Committee (“ALCO”), whose principal task is to assist in carrying out its functions relating to oversight and management of the Bank’s risks. To complement the ALCO in the risk management function, the Board also has three key committees: the Markets Committee (“CDM,” the acronym in Spanish) the Executive Credit Committee (“CEC,” the acronym in Spanish) and the Audit Committee (“CDA,” the acronym in Spanish). Each of these committees is composed of directors and executive members of the Bank’s management.

The ALCO is responsible for formulating the Bank’s risk management policies according to guidelines of the Board, those of Santander Spain’s Global Risk Department, and the regulatory requirements adopted by the Chilean Superintendency of Banks and Financial Institutions (“SBIF”). These policies have been created mainly to identify and analyze the risks faced by the Bank, determine the risk limits and appropriate controls, and keep track of the risks and comply with the limits. The Bank’s risk management policies and systems are regularly reviewed to reflect the changes in market conditions and in products or services offered. Through training in and management of standards and procedures, the Bank seeks to develop a disciplined and constructive control environment in which all its employees understand their functions and obligations.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 39 - RISK MANAGEMENT, continued:

To carry out its duties, the ALCO works directly with the Bank’s control and risk departments, whose joint objectives include the following:

-	evaluate risks whose magnitude might threaten the Bank’s solvency or which might potentially pose significant risks to its operations or reputation;
-	ensure that the Bank is equipped with the means, systems, structures, and resources consistent with best practices, which enable the implementation of the risk management strategy;
-	ensure the integration, control, and management of all the Bank’s risks;
-	apply homogeneous risk principles, policies and metrics throughout the Bank and its businesses;
-	develop and implement a risk management model at the bank, in order for risk exposure to be adequately integrated into the different decision making processes;
-
identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment, quantifying sensitivities and the foreseeable impact of different scenarios on risk positioning; and

-	carry out the management of structural liquidity, interest rate and exchange rate risks, as well as those arising from the Bank’s own resource base.

To achieve the aforementioned objectives, the Bank (its management and the ALCO) performs a variety of activities relating to risk management, including the following: calculate exposures to risk of different portfolios and/or investments, taking into consideration mitigating factors (guarantees, netting, collateral, etc.); calculate the probabilities of expected loss for each portfolio and/or investment; assign loss factors to the new transactions (rating and scoring); measure the risk values of the portfolios and/or investments based on different scenarios by means of historical simulations; specify limits for potential losses based on the different risks incurred; determine the potential impact of the structural risks on the Bank’s Consolidated Statements of Income; set limits and alerts which guarantee the Bank’s liquidity; and identify and quantify the operating risks by line of business, so as to facilitate their mitigation through corrective actions.

The CDA is mainly responsible for supervising compliance with the Bank’s risk management policies and procedures, and for reviewing the adaptation of the risk management framework to the risks faced by the Bank.

Credit risk

Credit risk is the risk of one of the parties to a financial instrument contract failing to meet its contractual obligations for reasons of insolvency or inability of the individuals or legal entities in question, causing a financial loss to the other party. For credit risk management purposes, the Bank consolidates all the elements and components of the exposure to credit risk (for example, individual arrears by creditor, the innate risk of a given line of business or industry and/or geographic risk).

Mitigation of credit risk for loans and accounts receivable

The Board has delegated the duty of credit risk management to the ALCO and CEC, as well as to the Bank’s risk departments, whose roles are summarized below:

-
Formulation of credit policies, by consulting with the business units, meeting requirements of guarantees, credit evaluation, risk rating and submission of reports, documentation and legal procedures in compliance with the regulatory, legal and internal requirements of the Bank.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 39 - RISK MANAGEMENT, continued:

-
Establish structure for the authorization of approval and renewal of credit applications. The Bank structures credit risk levels by assigning concentration limits on such risk for individual borrowers, industry segments, and countries. The authorization limits are assigned to the respective officers of the business unit (commercial, consumer, PYME), in order to be permanently monitored by Management. In addition, these limits are periodically reviewed. The risk evaluation teams at the branch level regularly interact with customers, but for large-scale operations, the risk teams of the parent and even the CEC work directly with the customers in the evaluation of credit risk and preparation of the loan applications. Even Banco Santander – Spain participates in the approval process of the most important loans, such as those made to customers or economic groups with amounts of debt that exceeds US$40 million.

-	Limit concentrations of exposure to customers or counterparts, in geographic areas or industries (for accounts receivable or loans), and by issuer, credit rating, and liquidity (for investments).

-
Develop and maintain the Bank’s credit risk classifications, for the purpose of classifying risks according to the degree of exposure to financial loss that is faced by the respective financial instruments, with the aim of focusing risk management specifically on the associated risks.

-
Review and evaluate credit risk. Management’s risk divisions are largely independent of the Bank’s commercial division and evaluate all credit risks in excess of the specified limits, prior to loan approvals for customers or prior to the acquisition of specific investments. Renewals and revisions of loans are subject to similar processes.

While preparing a loan application for a corporate customer, the Bank verifies multiple parameters such as ability to service debt (generally including the projected cash flows), the customer’s financial history, and/or projections for the economic sector or industry in which it operates. The risk division is closely involved in this process. All applications contain an analysis of the customer’s strengths and weaknesses, a rating, and a recommendation. Credit limits are not determined on the basis of the customers’ outstanding loan balances, but on the financial group’s direct and indirect credit risk. For example, a corporation would be evaluated jointly with its Affiliates and affiliates.

Consumer loans are evaluated and approved by their respective risk divisions (individual, PYME), and the evaluation process is based on an evaluation system known as Garra (Hook) (Banco Santander) and Syseva (Santander Banefe). Both of these processes are decentralized, automated, and based on a scoring system that includes the credit risk policies adopted by the Bank’s Board. The loan application process is based on a collection of information to determine the customer’s financial condition and ability to pay. The parameters used to evaluate an applicant’s credit risk include several variables, such as income level, duration of current employment, indebtedness and credit bureau reports.

-	Provide advice, orientation and specialized knowledge to the business units in order to promote the Bank’s best practices in credit risk management.

Mitigation of credit risk of other financial assets (investments, derivatives, commitments)

As a part of the acquisition process of financial investments and financial instruments, the Bank examines the probability of uncollectibility from issuers or counterparties, using internal and external evaluations, such as risk evaluators that  are independent from the Bank. The Bank is also governed by a strict and conservative policy which ensures that the issuers of its investments and the counterparties in derivative transactions are highly reputable.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 39 - RISK MANAGEMENT, continued:

In addition, the Bank operates with a variety of instruments which imply credit risk, but are not reflected in the Consolidated Statement of Financial Position, such as: guarantees and bonds, documentary letters of credit, performance bonds, and commitments to grant loans.

The guarantees and bonds imply an irrevocable payment obligation. If a guaranteed customer fails to meet their obligations to third parties secured by the Bank, the Bank will make the relevant payments; hence, these transactions imply the same credit risk exposure as an ordinary loan.

Documentary letters of credit are commitments documented by the Bank on behalf of customers, which are secured by the shipped merchandise to which they relate, and hence, have a lower risk than direct indebtedness. Performance bonds are contingent commitments which become enforceable only if the customer fails to carry out the work agreed upon with a third party and secured by such performance bonds.

For commitments to grant loans, the Bank is potentially exposed to losses in an amount equivalent to the total unused amount of the commitment. However, the probable amount of loss is smaller than the total unused amount of the commitment. The Bank monitors the maturities of lines of credit because long-term commitments generally pose a higher credit risk than short-term commitments.

Maximum credit risk exposure

For financial assets recorded in the Consolidated Statement of Financial Position, the credit risk exposure is equal to their book value. For the financial guarantees granted, the maximum credit risk exposure is the maximum amount the Bank would have to pay if the guarantee were enforced.

Below is the distribution by financial asset of the Bank’s maximum exposure to credit risk as of December 31, 2009 and 2008, without deduction of collateral or credit improvements received:

		As of December 31,		As of January 1,
		2009	2008	2008
		Amount of exposure	Amount of exposure	Amount of exposure
	Note	MCh$	MCh$	MCh$

Cash and deposits in banks	5	2,043,458	855,411	1,108,637
Unsettled transactions	5	468,134	335,405	316,240
Trading investments	6	798,539	1,166,426	1,093,445
Investments under resale agreements	7	14,020	-	33,999
Financial derivatives contracts	8	1,393,878	1,846,509	780,775
Loans and accounts receivable from customers	9 and 10	13,401,749	14,406,848	12,068,236
Available for sale investments	12	1,830,090	1,580,240	779,635
Off-balance commitments:
Letters of credit issued	24	155,956	181,381	181,034
Confirmed foreign letters of credit	24	35,818	122,783	145,016
Guarantees	24	655,780	766,727	627,642
Available credit lines	24	4,615,787	4,041,849	-
Guarantees	24	169,931	172,568	236,661
Totals		25,583,140	25,476,147	17,371,320

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 39 - RISK MANAGEMENT, continued:

Credit quality is classified as described in the SBIF’s Compendium of Standards as of December 31, 2009 and 2008:

As of December 31, 2009
	Commercial loans	Consumer loans	Mortgage loans	Total
Category	MCh$	MCh$	MCh$	MCh$	%

A	-	1,895,241	-	1,895,241	13.8
A1	-	-	-	-	-
A2	3,187,959	-	3,808,195	6,996,154	50.9
A3	2,998,956	-	223,928	3,222,884	23.5
B	601,080	165,181	10,481	776,742	5.5
B-	-	69,150	-	69,150	0.5
C	-	74,735	3,636	78,371	0.6
C1	224,732	-	18,101	242,833	1.8
C2	97,885	-	8,640	106,525	0.8
C3	60,679	-	2,012	62,691	0.4
C4	56,985	-	27,294	84,279	0.6
D	-	39,742	-	39,742	0.3
D1	80,574	-	42,438	123,012	0.9
D2	39,324	-	14,328	53,652	0.4
Total	7,348,174	2,244,049	4,159,053	13,751,276	100.0

As of December 31, 2008
	Commercial loans	Consumer loans	Mortgage loans	Total
Category	MCh$	MCh$	MCh$	MCh$	%

A	-	1,811,060	3,562,617	5,373,677	36.7
A1	-	-	-	-	-
A2	6,463,445	-	-	6,463,445	44.0
A3	1,351,054	-	-	1,351,054	9.2
B	208,954	203,375	199,087	611,416	4.2
B-	-	75,281	79,930	155,211	1.1
C	-	94,507	64,972	159,479	1.1
C1	220,434	-	-	220,434	1.5
C2	26,738	-	-	26,738	0.2
C3	34,296	-	-	34,296	0.2
C4	36,100	-	-	36,100	0.2
D	-	64,916	73,950	138,866	0.9
D1	48,711	-	-	48,711	0.3
D2	61,661	-	-	61,661	0.4
Total	8,451,393	2,249,139	3,980,556	14,681,088	100.0

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 39 - RISK MANAGEMENT, continued:

As of January 1, 2008
	Commercial loans	Consumer loans	Mortgage loans	Total
Category	MCh$	MCh$	MCh$	MCh$	%

A	-	1,746,587	-	1,746,587	14.3
A1	-	-	-	-	-
A2	5,346,983	-	3,116,306	8,463,289	68.8
A3	1,237,799	-	147,644	1,385,443	11.3
B	74,068	154,328	23,697	252,093	2.0
B-	-	66,905	-	66,905	0.5
C	-	71,508	-	71,508	0.6
C1	88,171	-	12,200	100,371	0.8
C2	20,920	-	7,350	28,270	0.2
C3	18,518	-	2,773	21,291	0.2
C4	38,480	-	19,103	57,583	0.5
D	-	30,452	-	30,452	0.2
D1	40,277	-	12,819	53,096	0.4
D2	19,229	-	2,523	21,752	0.2
Total	6,884,445	2,069,780	3,344,415	12,298,640	100.0

-	The A categories pertain to borrowers that pose minimal credit risk.

-
The B categories pertain to borrowers that pose a certain credit risk, having minimal inability to pay and a low vulnerability to defaulting on their financial obligations. This category includes borrowers whose ability to pay depends on favorable business and economic conditions. It may include those who have past-due contractual interests or principal payments but such impairment is not deemed inappropriate by the Bank, based on the level of available security interest and/or the stage of collection of the amounts owed to the Bank.

-
The C and D categories pertain to impaired loans for which the Bank determines that the borrower will not be able to raise all the principal and interest owed pursuant to the terms of the loan agreement.

See Note 32 for a detail of the Bank’s impaired loans and their respective allowances. See also Note 21 for a detail of the maturities of the Bank’s financial assets.

Impairment of other financial instruments

As of December 31, 2009 and 2008, the Bank had no significant impairment of its financial assets other than loans and accounts receivable.

Security interests and credit improvements

The maximum exposure to credit risk is reduced in some cases by security interests, credit improvements, and other actions which mitigate the Bank’s exposure. Based on the foregoing, the creation of security interests are a necessary but not a sufficient condition for granting a loan; accordingly, the Bank’s acceptance of risks requires the verification of other variables and parameters, such as the ability to pay or generate funds in order to mitigate the risk being taken on.

The procedures for management and valuation of security interests are reflected in the internal risk management policy. The basic principles for credit risk management, which includes management of the security interests received in transactions with customers, are set forth in these policies. In this respect, the risk management model includes a determination of the existence of appropriate and sufficient security interests that enable recovery of the loan if the borrower’s circumstances do not allow it to meet its obligations.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 39 - RISK MANAGEMENT, continued:

The procedures used for the valuation of security interests conform to best market practices, which provide for the use of appraisals for mortgage securities, market prices for stock securities, value of the interest for investment funds, etc. All collateral received must be properly documented and registered in the appropriate registry, and must be approved by the Bank’s legal divisions.

The Bank also has rating tools which allow it to rank the credit quality of transactions or customers. In order to analyze the manner in which this probability fluctuates, the Bank has historical databases which store internally generated information. The rating tools vary according to the segment to which the customer being analyzed belongs (commercial, consumer, PYME, etc.).

Below is the detail of security interests, collateral or credit improvements provided to the Bank as of December 31, 2009 and 2008.

	2009	2008
	MCh$	MCh$
Nonimpaired financial assets:
Properties/mortgages	6,778,005	6,268,670
Investments and other	322,435	330,244
Impaired financial assets:
Properties/mortgages	517,495	703,702
Investments and other	26,422	17,982

Totals	7,644,357	7,320,598

Liquidity risk

Liquidity risk is the risk that the Bank may have difficulty meeting the obligations associated with its financial obligations.

Liquidity risk management

The Bank is continually exposed to demands for cash arising from multiple banking transactions such as payments from checking accounts, payments on time deposits, payments of guarantees, disbursements for derivative transactions, etc. As is inherent in banking activity, the Bank does not hold enough cash to cover the balance of these positions, since experience shows that only a minimal amount of these funds will be withdrawn, which amount can be foreseen with a high degree of certainty.

The Bank’s approach to liquidity management is to make as certain as possible that it always has enough liquidity to meet its obligations when they mature, under both normal circumstances and conditions of stress, without incurring unacceptable losses or running the risk of damage to the Bank’s reputation. The Board sets limits at a minimum portion of maturing funds available to make these payments, and over a minimum level of interbank transactions and other loan facilities which must be available to cover unexpected levels of demand, which is periodically reviewed. Moreover, the Bank must comply with regulatory limits imposed by the SBIF for term asymmetries.

These limits affect the asymmetries of future flows of income and outlays on an individual basis. They are:

(i)	asymmetries of up to 30 days for all currencies, up to the amount of basic capital;
(ii)	asymmetries of up to 30 days for foreign currencies, up to the amount of the basic capital; and
(iii)	asymmetries of up to 90 days for all currencies, twice the basic capital.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 39 - RISK MANAGEMENT, continued:

The treasury department receives information from all the business units on the liquidity profile of their financial assets and liabilities, as well as details of other expected cash flows stemming from future businesses. Based on that information, the  treasury department maintains a portfolio of liquid short-term assets, comprised mainly of liquid investments, loans and advances to other banks, to make sure the Bank has sufficient liquidity. The business units’ liquidity needs are met through short-term transfers from the treasury department to cover any short-term fluctuations and long-term financing to address all the structural liquidity requirements.

The Bank monitors its liquidity position every day, determining the future flows of its outlays and revenues. In addition, stress tests are performed at the end of each month, for which a variety of scenarios encompassing both normal market conditions and conditions of market fluctuation are used. The liquidity policy and procedures are subject to review and approval by the Bank’s Board. Periodic reports are generated, providing a detail of the liquidity position of the Bank and its Affiliates, including any exceptions and the corrective measures adopted, which are regularly submitted to the ALCO for review.

The Bank relies on customer (retail) and institutional deposits, obligations to banks, debt instruments, and time deposits as its main sources of funding. Although most obligations to banks, debt instruments and time deposits have maturities of more than one year, customer (retail) and institutional deposits tend to have shorter maturities and a large proportion of them are payable within 90 days. The short-term nature of these deposits increases the Bank’s liquidity risk, and hence, the Bank actively manages this risk through continual supervision of the market trends and price management.

Exposure to liquidity risk

The key measure used by the bank to manage liquidity risk is the ratio of net liquid assets to customer deposits. For this purpose, the net liquid assets must include cash, cash equivalents and debt securities for which there is an active and liquid market, minus bank deposits, fixed-income securities issued, loans and other commitments maturing within the next month. A similar but not identical measure is used to determine the bank’s compliance with the liquidity limit established by the SBIF. The ratios of net liquid assets to customer deposits at the reporting dates were as follows:

As of December 31,
2009%	2008%
30 days	7	29
90 days	57	40

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 39 - RISK MANAGEMENT, continued:

The detail by contractual maturity of the Bank’s asset and liability balances as of December 31, 2009 and 2008, including consideration of off-balance commitments:

As of December 31, 2009	Demand MCh$	Up to 1 month MCh$	Between 1 and 3 months, MCh$	Between 3 and 12 months MCh$	Between 1 and 5 years MCh$	More than 5 years, MCh$	Total MCh$
Maturity of assets (Note 21)	2,907,674	1,235,968	1,093,804	3,205,387	5,701,393	5,612,392	19,756,618
Maturity of liabilities (Note 21)	(3,849,862)	(2,699,279)	(2,665,281)	(4,214,749)	(3,552,474)	(1,485,523)	(18,467,168)
Net maturity	(942,188)	(1,463,311)	(1,571,477)	(1,009,362)	2,148,919	4,126,869	1,289,450
Off-balance commitments:
Guarantees and bonds	-	(23,412)	(86,692)	(43,378)	(16,322)	(127)	(169,931)
Confirmed foreign letters of credit	-	(8,851)	(6,935)	(17,453)	(2,579)	-	(35,818)
Letters of credit issued	-	(49,347)	(82,488)	(16,685)	(7,435)	-	(155,955)
Securities	-	(76,173)	(92,409)	(287,001)	(193,458)	(6,739)	(655,780)

Net maturity, including commitments	(942,188)	(1,621,094)	(1,840,001)	(1,373,879)	1,929,125	4,120,003	271,966

As of December 31, 2008	Demand MCh$	Up to 1 month MCh$	Between 1 and 3 months, MCh$	Between 3 and 12 months MCh$	Between 1 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Maturity of assets (Note 21)	1,315,148	3,035,008	1,569,108	2,751,191	5,932,708	5,587,135	20,190,298
Maturity of liabilities (Note 21)	(3,173,625)	(3,702,161)	(2,878,700)	(3,965,133)	(3,449,602)	(1,814,512)	(18,983,733)
Net maturity	(1,858,477)	(667,153)	(1,309,592)	(1,213,942)	2,483,106	3,772,623	1,206,565
Off-balance commitments:
Guarantees and bonds	-	(65,081)	(11,690)	(67,090)	(28,707)	-	(172,568)
Confirmed foreign letters of credit	-	(20,254)	(58,846)	(43,286)	(397)	-	(122,783)
Letters of credit issued	-	(63,129)	(95,513)	(21,242)	(1,497)	-	(181,381)
Securities	-	(70,257)	(87,779)	(324,035)	(284,656)	-	(766,727)

Net maturity, including commitments	(1,858,477)	(885,874)	(1,563,420)	(1,669,595)	2,167,849	3,772,623	(36,894)

The above tables show the undiscounted cash flows of the Bank’s financial assets and liabilities based on their estimated maturities. The Bank’s expected cash flows from these instruments can diverge considerably from this analysis. For example, demand deposits are expected to remain stable or grow, while not all off-balance loan commitments that have been arranged are expected to be executed. In addition, the foregoing detail excludes disposable lines of credit, since they do not have contractually defined maturities.

Market risk

Market risk arises as a consequence of activity in the markets, through financial instruments whose value can be affected by fluctuations in market conditions, reflected in changes in the different assets and financial risk factors. The risk can be mitigated through hedges using other products (assets/liabilities or derivatives), or by cancelling the open transaction/position. The purpose of market risk management is to manage and control exposure to market risk, keeping it within accepted parameters.

There are four major risk factors that affect market prices: interest rates, exchange rates, prices and inflation. In addition and for certain positions, it is necessary to consider other risks as well, such as spread risk, base risk, commodity risk, volatility or correlation risk.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 39 - RISK MANAGEMENT, continued:

Market risk management

The Bank’s internal management to measure market risk is based mainly on the procedures and standards of Santander Spain, which are in turn based on analysis of management in three principal components:

-	trading portfolio;
-	domestic financial management portfolio;
-	foreign financial management portfolio.

The trading portfolio is comprised mainly of investments valued at fair value and free of any restriction on their immediate sale, which are often bought and sold by the Bank with the intent of selling them in the short term in order to benefit from short-term price fluctuations. The financial management portfolios include all the financial investments not considered a part of trading portfolio.

The ALCO has the overall responsibility for market risk. The Bank’s risk/finance department is responsible for formulating detailed management policies and applying them to the Bank’s operations, in conformity with the guidelines adopted by the ALCO and the Global Risk Department of Banco Santander – Spain.

The department’s functions in connection with the trading portfolio include the following: (i) apply the “Value at Risk” (VaR) techniques to measure interest rate risk, (ii) adjust the trading portfolios to market and measure the daily income and loss from  commercial activities, (iii) compare the real VaR with the established limits, (iv) establish procedures to prevent losses in excess of predetermined limits, and (v) furnish information on the trading activities to the ALCO, other members of the Bank’s management and the Global Risk Department of Santander – Spain.

The department’s functions in connection with financial management portfolios include the following: (i) perform sensitivity simulations (as explained below) to measure interest rate risk for activities denominated in local currency and the potential loss forecasted by these simulations, and (ii) provide daily reports thereon to the ALCO, other members of the Bank’s management, and the Global Risk Department of Santander - Spain.

Market risk - trading portfolio

The Bank applies VaR methodologies to measure the market risk of its trading portfolio. The Bank has a consolidated commercial position comprised of fixed-income investments, foreign currency trading, and a minimal position in equity securities. This portfolio is comprised mostly of Chilean Central Bank Bonds, mortgage bonds and locally issued, low-risk corporate bonds. At the end of the year, the trading portfolio included no equity portfolio securities.

For the Bank, the VaR estimate is made under the historical simulation methodology, which consists of analyzing  the behavior of the income and losses that would have occurred in the current portfolio if the market conditions for a given historical period had been applicable, in order to infer the maximum loss on the basis of that information with a given level of confidence. The methodology has the advantage of precisely reflecting the historical distribution of the market variables and not requiring any assumptions regarding the distribution of specific probabilities. All the VaR measures are intended to determine the distribution function for a change in the value of a given portfolio, and once that distribution is known, to calculate the percentile related to the necessary level of confidence, which will be equal to the value at risk by virtue of those parameters. As calculated by the Bank, the VaR is an estimate of the maximum expected loss of market value for a given portfolio over a 1-day horizon, with a 99.00% confidence level. It is the maximum 1-day loss that the Bank could expect to experience in a given portfolio, with a 99.00% confidence level. In other words, it is the loss that the Bank would expect to experience only 1.0% of the time. The VaR provides a single estimate of market risk which is not comparable from one market risk to another. Returns are calculated through the use of a 2-year time window or at least 520 data points obtained since the last reference date for calculation of the VaR going backward in time.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 39 - RISK MANAGEMENT, continued:

The Bank uses the VaR estimates to provide a warning when the statistically expected losses in its trading portfolio would exceed prudent levels, and hence, there are certain predetermined limits.

Limitations of the VaR model

When applying a calculation methodology, no assumptions are made regarding the probability distribution of the changes in the risk factors; the historically observed changes are used for the risk factors on which each position in the portfolio will be valued.

It is necessary to define a valuation function fj(xi) for each instrument j, preferably the same one used to calculate the market value and income of the daily position. This valuation function will be applied in each scenario to generate simulated prices for all the instruments in each scenario.

In addition, the VaR methodology should be interpreted taking into consideration the following limitations:

-
Changes in market rates and prices may not be independent and identically distributed random variables, and may not have a normal distribution. In particular, the assumption of normal distribution may underestimate the probability of extreme market movements;

-
The historical data used by the Bank may not provide the best estimate of the joint distribution of changes in the risk factors in the future, and any modification of the data may be inadequate. In particular, the use of historical data may fail to capture the risk of potential extreme and adverse market fluctuations, regardless of the time period used;

-
A 1-day time horizon may not fully capture the market risk positions which cannot be liquidated or covered in a single day. It would not be possible to liquidate or cover all the positions in a single day;

-	The VaR is calculated at the close of business, but trading positions may change substantially in the course of the trading day;

-	The use of a 99% level of confidence does not take account of, or make any statement about, the losses that could occur outside of that degree of confidence; and

A model such as the VaR does not capture all the complex effects of the risk factors over the value of the positions or portfolios, and accordingly, it could underestimate potential losses.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

 NOTE 39 - RISK MANAGEMENT, continued:

At no time in 2009 and 2008 did the Bank exceed the VaR limits in connection with the three components which comprise the trading portfolio: fixed-income investments, variable-income investments and foreign currency investments. The high, low, and average levels for each component and for each year were as follows:

Consolidated	2009%	2008%

VaR:
High	9.79	11.6
Low	4.24	3.7
Average	5.98	6.6

Fixed-income investments:
High	9.14	9.5
Low	4.22	3.3
Average	5.87	6

Variable-income investments:
High	1.65	1.4
Low	0.04	0.2
Average	0.17	0.5

Foreign currency investments
High	7.02	4.0
Low	0.66	0.6
Average	2.31	2.5

Market risk - local and foreign financial management

The Bank’s financial management portfolio includes most of the Bank’s non-trading assets and liabilities, including the credit/loan portfolio. For these portfolios, investment and financing decisions are strongly influenced by the Bank’s commercial strategies.

The Bank uses a sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio). The Bank performs a simulation of scenarios, which is calculated as the difference between the present value of the cash flows in the chosen scenario (a curve with a parallel movement of 100 bp in all its segments) and their value in the base scenario (current market). All the inflation-indexed local currency (UF) positions are adjusted by a sensitivity factor of 0.57, which represents a 57 basis point change in the rate curve for the real rates and a 100 basis point change for the nominal rates. The same scenario is performed for the net foreign currency positions and the interest rates in US dollars. The Bank has also established limits regarding the maximum loss which these interest rate movements may impose on the capital and net financial income budgeted for the year.

Limitations of the sensitivity models

The most important assumption is the use of a 100 basis point change in the yield curve (57 basis points for the real rates). The Bank uses a 100 basis point change because sudden changes of that magnitude are considered realistic. The  Global Risk Department of Santander Spain has established comparable limits by country, to be able to compare, monitor and consolidate the market risk by country in a realistic and orderly way.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 39 - RISK MANAGEMENT, continued:

In addition, the sensitivity simulation methodology should be interpreted taking into consideration the following limitations:

-
The simulation of scenarios assumes that the volumes remain in the Bank’s Consolidated Statements of Financial Position and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.

-	This model assumes an identical change along the entire length of the yield curve and takes no account of the different movements for different maturities.

-	The model takes no account of the sensitivity of volumes which results from interest rate changes.

-
The limits to losses of budgeted financial income are calculated based on the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Market Risk – Financial management portfolio – December 31, 2009 and 2008

2009		2008
Effect on financial income	Effect on capital	Effect on financial income	Effect on capital

Financial management portfolio – local currency (MCh$)
Loss limit	37,264	127,000	24,000	86,400
High	17,711	123,834	16,720	85,837
Low	1,504	95,791	3,138	60,251
Average	6,404	107,239	10,807	72,622

Financial management portfolio – foreign currency (in millions of $US)
Loss limit	46.0	74.0	36.0	54.0
High	18.4	17.3	31.2	9.4
Low	1.2	1.5	1.8	0.2
Average	6.9	11.4	15.1	4.2

Financial management portfolio – consolidated (MCh$)
Loss limit	37,264	127,000	24,000	86,400
High	17,724	123,836	16,720	86,051
Low	1,939	96,280	3,138	60,252
Average	8,188	107,495	10,707	72,683

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 39 - RISK MANAGEMENT, continued:

Operating risk

Operating risk is the risk of direct or indirect losses stemming from a wide variety of causes related to the Bank’s processes, personnel, technology and infrastructure, as well as external factors other than credit, market, or liquidity, such as those related to legal or regulatory requirements. Operating risks arise from all the Bank’s operations.

The Bank’s objective is to manage operating risk in order to mitigate economic losses and damage to the Bank’s reputation through a flexible internal control structure.

The Bank’s management is mainly responsible for the development and application of controls to address operating risks. This responsibility is supported by the global development of the Bank’s operating risk management standards in the following areas:

-	Requirements for adequate segregation of duties, including independent authorization of transactions
-	Requirements for reconciliation and supervision of transactions
-	Compliance with the applicable legal and regulatory requirements
-	Documentation of controls and procedures
-	Requirements for periodic evaluation of applicable operating risks and improvement of the controls and procedures to address the risks that are identified
-	Requirements for disclosure of operating losses and the proposed corrective measures
-	Development of contingency plans
-	Training and professional development
-	Adoption of ethical business standards
-	Reduction or mitigation of risks, including acquisition of insurance policies if they are effective

Compliance with the Bank’s standards is supported by a program of periodic reviews conducted by the Bank’s internal audit unit, whose results are internally submitted to the management of the business unit that was examined and to the CDA.

Concentration of risk

The Bank operates mainly in Chile, so most of its financial instruments are concentrated in that country. See Note 10 of the financial statements for a detail of the concentration of the Bank’s loans and accounts receivable by industry.

BANCO SANTANDER CHILE AND AFFILIATES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, 2008 AND JANUARY 1, 2008

NOTE 40 - SUBSEQUENT EVENTS:

Between December 31, 2009 and the date on which these financial statements were issued, the following subsequent event occurred:

a)     Bond issuance:

In January 2010 the Bank issued senior bonds in the amount of UF 3,000,000 in Chile. They have the following detail:

Bonds
Series	Amount	Term	Issue rate	Issue date	Maturity date
F7	UF 3,000,000 (*)	4.5 years	3.30% per annum simple	11/1/2009	5/1/2014
Total	UF 3,000,000

(*) On November 1, 2009 a line of bonds comprising a single series titled F7 Series was registered in the securities registry of the Superintendency of Banks and Financial Institutions, having a total value of UF 3,000,000 and divided into 1,500 bonds of 2,000 Development Units (UF) each, with a 4.5 year bullet and an issue rate of 3.30% per annum.

b)     On January 1, 2010 Mr. Claudio Melandri Hinojosa was appointed as the Bank’s General Manager. In addition, Mr. Juan Manuel Hoyos Martínez was appointed as Alternate Bank Director, a position which had been vacant.

Commencing January 1, 2010 Mr. Oscar von Chrismar Carbajal will serve as Second Vice Chairman of the Board.

c)     Between January 1, 2010 and the date on which these financial statements were issued (January 25, 2010), no other events have occurred which could significantly affect their interpretation.

FELIPE CONTRERAS FAJARDO Accounting Manager	JUAN PEDRO SANTA MARIA PEREZ Acting General Manager

PRESENTATION OF FINANCIAL INFORMATION

General

We are a Chilean bank and maintain our financial books and records in Chilean pesos and prepare our audited consolidated financial statements in accordance with generally accepted accounting principles in Chile and the rules of the Superintendencia de Bancos e Instituciones Financieras de Chile (the Superintendency of Banks and Financial Institutions, which is referred to herein as the “Superintendency of Banks”), which together differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). References to “Old Chilean GAAP” are to generally accepted accounting principles in Chile, as supplemented by the applicable rules of the Superintendency of Banks (except the new accounting standards, as stipulated in the Compendium (as defined below), that came into effect on January 1, 2009). See Note 27 to the Old Chilean GAAP Audited Consolidated Financial Statements, contained in our 2008 20-F for a description of the significant differences between Old Chilean GAAP and U.S. GAAP, as they relate to Santander Chile, and a reconciliation to U.S. GAAP of net income and shareholders’ equity. The selected consolidated financial data included herein as of and for the fiscal years ended December 31, 2007, 2006 and 2005 are derived from, and presented on the same basis as in, the Old Chilean GAAP Audited Consolidated Financial Statements and should be read together with the Old Chilean GAAP Audited Consolidated Financial Statements.

Adoption of New Accounting Standards in 2009

General

The Superintendency of Banks, together with other Chilean Superintendencies and regulatory bodies, have agreed to a plan of convergence with International Financial Reporting Standards (“IFRS”) in order to internationalize financial reporting for public companies in Chile. Pursuant to the Superintendency of Banks’ Compendium of Accounting Standards (the “Compendium”), effective January 1, 2009, Chilean banks were required to adopt new accounting standards, which are more consistent with International Accounting Standards. In all matters not provided for in the Compendium and that are not contrary to the instructions of the Superintendency of Banks, banks must apply the technical standards (the “Technical Standards”) adopted by the Colegio de Contadores de Chile A.G. (Chilean Accounting Association), which are in turn generally consistent with the international accounting and financial information standards adopted by the International Accounting Standards Board (IASB). If there are inconsistencies between the Technical Standards and the Compendium, the latter are followed.

The application of these new accounting standards have resulted in adjustments of the balances of our shareholders’ equity accounts as of January 1, 2008, and affected the determination of income in the years ended December 31, 2009 and 2008.

We refer to generally accepted accounting principles in Chile, as supplemented by the applicable rules of the Superintendency of Banks (including these new accounting standards stipulated in the Compendium), as “New Chilean GAAP”. Our New Chilean GAAP Audited Consolidated Financial Statements have been prepared in accordance with New Chilean GAAP. Our annual report on Form 20-F for the fiscal year ended December 31, 2008 includes our previously issued consolidated financial statements at and for the year ended December 31, 2008 prepared in accordance with Old Chilean GAAP. The attached New Chilean GAAP Audited Consolidated Financial Statements include in Note 2 a reconciliation of shareholders’ equity at December 31, 2008 and net income for the year ended December 31, 2008 under Old Chilean GAAP to such amounts under New Chilean GAAP.

The following is a description of the nature of the principal effects or adjustments arising from the adoption of the new Compendium of Accounting Standards issued by the Superintendency of Banks.

Financial Statements—Consolidation Requirements

The consolidation/valuation methods used up to December 31, 2008 will continue to be used for subsidiaries and investment in other companies. Furthermore, pursuant to the provisions of International Accounting Standard (IAS) 27 and Standard Interpretations Committee (SIC) 12, we must determine the existence of Special Purpose

2

Entities (SPE), which must be consolidated with the financial results of the Bank. As a result, we have incorporated into our financial statements the following companies:

•	Santander Gestión de Recaudación y Cobranzas Ltda. (collection services)

•	Multinegocios S.A. (management of sales force)

•	Servicios Administrativos y Financieros Ltda. (management of sales force)

•	Servicios de Cobranzas Fiscalex Ltda. (collection services)

•	Multiservicios de Negocios Ltda. (call center)

•	Bansa Santander S.A. (management of repossessed assets and leasing of properties)

Investments in other companies

The effects generated by adopting the Compendium on each of the companies in which we have investments consolidated by the equity method are reflected in this item based on the percentage of these companies’ equity that is held by the Bank.

Price level restatement

Pursuant to the Compendium and IAS 29 “Financial Information in Hyperinflationary Economies”, a price level restatement will henceforth be applied only when the entity whose functional currency is that of a hyperinflationary economy (defined as an economy experiencing 100 percentage points of inflation in 3 years). Our functional currency is the Chilean peso. Since the Chilean economy does not meet the aforementioned requirements, we were required to eliminate the price level restatement as of January 1, 2008. Pursuant to the provisions of Chapter E of the Compendium of Accounting Standards, the price level restatement applied up to December 31, 2007 was not reversed.

Property, plant and equipment and intangible assets

This item chiefly includes the effect generated by the recalculation of depreciation and amortization of property, plant and equipment and intangible assets (software and information technology developments) as a result of the elimination of price level restatement and the determination of the attributable cost for property, plant and equipment as of January 1, 2008 based on an appraisal by an independent third-party appraiser.

Assets received in lieu of payment

The most important change in the valuation of assets received in lieu of payments is that when making the provision for initial valuation, it is necessary to take into account its fair value (independent appraisal), minus the necessary costs of maintaining and divesting it.

Charge-offs

The term for charging-off loans must now be calculated from the beginning of arrears (one installment 90 days overdue). Once the applicable term is reached, the entire loan must now be charged-off (not just the portion in arrears). The following is a table showing the principal types of loans and their respective terms for mandatory charge-offs as stipulated by the new accounting standards:

Loan	Term

Consumer loans	6 months
Other loans without collateral	24 months
Commercial loans with collateral	36 months
Residential mortgage loans	48 months

3

Deferred taxes

This item comprises the tax effects (deferred taxes) generated by the timing differences arising out of the aforementioned adjustments, whether they apply directly to shareholders’ equity or to income.

Currency of Presentation

Pursuant to New Chilean GAAP, all Chilean peso amounts at and for any period ended January 1, 2008 or later are expressed in nominal Chilean pesos.

Loans

Unless otherwise specified, all references herein (except in the Old Chilean GAAP Audited Consolidated Financial Statements) to loans are to loans and financial leases before deduction for loan loss allowance. Non-performing loans include loans for which either principal or interest are overdue, which do not accrue interest. Restructured loans for which no payments are overdue are not ordinarily classified as non-performing loans. Past due loans include, with respect to any loan, only the portion of principal and interest that is overdue for 90 or more days, and do not include the installments of such loan that are not overdue or that are overdue for less than 90 days, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan, in which case the entire loan is considered past due within 90 days after initiation of such proceedings. This practice differs from that normally followed in the United States, where the amount classified as past due would include the entire amount of principal and interest on any and all loans which have any portion overdue. See “Item 5: F. Selected Statistical Information—Classification of Loan Portfolio Based on the Borrower’s Payment Performance” in our 2008 20-F. Beginning January 1, 2009, we track and present information regarding non-performing loans, which include the total unpaid principal balance and accrued interest, on all loans with at least one installment over 90 days past due.

Amounts in our New Chilean GAAP Audited Consolidated Financial Statements

The average balance for amounts in the New Chilean GAAP Audited Consolidated Financial Statements are calculated using the monthly balances during each of the twelve months.

Effect of Rounding

Certain figures have been rounded for ease of presentation. Percentage figures included have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts may vary from those obtained by performing the same calculations using the figures in the Old Chilean GAAP Audited Consolidated Financial Statements. Certain other amounts that appear may not sum due to rounding.

Economic and Market Data

Unless otherwise indicated, all macroeconomic data related to the Chilean economy is based on information published by the Central Bank, and all market share and other data related to the Chilean financial system is based on information published by the Superintendency of Banks and our analysis of such information.

Exchange Rates

These disclosure contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing the Old Chilean GAAP Audited Consolidated Financial Statements, could be converted into U.S. dollars at the rate indicated, were converted or will be converted at all.

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Unless otherwise indicated, all of the U.S. dollar amounts at any year end or for any full year have been translated from Chilean pesos based on the interbank market rate published by Reuters at 1:30pm on the last business day of the year. The market rate published by Reuters was Ch$497.78 per U.S.$1.00 on January 1, 2008, Ch$641.25 per U.S.$1.00 on December 31, 2008 and Ch$507.25 per U.S.$1.00 on December 31, 2009. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso. For more information on the observed exchange rate, see “Item 3: A. Selected Financial Data—Exchange Rates” in our 2008 20-F.

As of December 31, 2008, one UF was equivalent to Ch$21,452.57. As of December 31, 2009, one UF was equivalent to Ch$20,942.88. The U.S. dollar equivalent of one UF was U.S.$41.35 as of December 31, 2009, using the observed exchange rate reported by the Central Bank as of December 31, 2009 of Ch$506.43 per U.S.$1.00.

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Risks Associated with Our Business

We are vulnerable to the current disruptions and volatility in the global financial markets.

In the past two years, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency on interbank lending rates. Global economic conditions deteriorated significantly in the second half of 2008, and many countries, including the United States, fell into recession. Many major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, have been experiencing significant difficulties. Around the world, there have also been runs on deposits at several financial institutions, numerous institutions have sought additional capital and many lenders and institutional investors have reduced or ceased providing funding to borrowers (including to other financial institutions).

Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers. Any such increase in capital markets funding costs or deposit rates could have a material adverse effect on our interest margins.

In Chile, the continued economic recession has also caused a rise in unemployment, a fall in consumer spending, a fall in real estate prices and a general decline in economic activity. All of these may lead to a decrease in demand for individual and corporate borrowing, a decrease in demand for financial services and a decrease in credit card spending, which may in turn materially adversely affect our financial condition and results of operation.

Increased competition and industry consolidation may adversely affect results of our operations.

The Chilean market for financial services is highly competitive. We compete with other private sector Chilean and non-Chilean banks, with Banco del Estado, the principal public sector bank, with department stores and larger supermarket chains that make consumer loans and sell other financial products to a large portion of the Chilean population. The lower middle- to middle-income segments of the Chilean population and the small- and mid-sized corporate segments have become the target markets of several banks and competition in these segments is likely to increase. As a result, net interest margins in these segments are likely to decline. Although we believe that demand for financial products and services from individuals and for small- and mid-sized companies will continue to grow during the remainder of the decade, we cannot assure you that net interest margins will be maintained at their current levels.

We also face competition from non -bank and non-finance competitors (principally department stores and larger supermarket chains) with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non-bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to credit products, and from mutual funds, pension funds and insurance companies with respect to savings products.

The increase in competition within the Chilean banking industry in recent years has led to consolidation in the industry. We expect the trends of increased competition and consolidation to continue and result in the formation of large new financial groups. Consolidation in the industry, which can result in the creation of larger and stronger competitors, may adversely affect our financial condition and results of operations by decreasing the net interest margins we are able to generate. In addition, since November 7, 2001, insurance companies have been allowed to participate and compete with banks in the residential mortgage and credit card businesses.

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Our allowances for impairment losses may not be adequate to cover the future actual losses to our loan portfolio.

At December 31, 2009, our allowance for impairment losses on loans and other assets was Ch$349,527 million, and the ratio of our allowance for impairment losses to total loans was 2.5%. The amount of allowances is based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chile’s economy, government macroeconomic policies, interest rates and the legal and regulatory environment. As the recent global financial crisis has demonstrated, many of these factors are beyond our control. In addition, as these factors evolve, the models we use to determine the appropriate level of allowance for impairment losses on loans and other assets require recalibration, which can lead to increased provision expense. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations for Years Ended December 31, 2008 and 2009—Provision for loan losses”. We believe our allowance is adequate as of the date hereof for all known losses. If our assessment of and expectations concerning the above mentioned factors differ from actual developments, or if the quality of our loan portfolio deteriorates or the future actual losses exceed our estimates, our allowance for impairment losses may not be adequate to cover actual losses and we may need to make additional provisions for impairment losses, which may materially and adversely affect our results of operations and financial condition.

Our exposure to individuals and small businesses could lead to higher levels of past due loans, allowances for loan losses and charge-offs.

A substantial number of our customers consist of individuals (approximately 53.0% of the value of the total loan portfolio at December 31, 2009, if interbank loans are included) and, to a lesser extent, small- and mid-sized companies (those with annual sales of less than US$2.4 million), which comprised approximately 18.1% of the value of the total loan portfolio at December 31, 2009. As part of our business strategy, we seek to increase lending and other services to small companies and individuals. Small companies and lower- to middle- income individuals are, however, more likely to be adversely affected by downturns in the Chilean economy than large corporations and individuals with high incomes. In addition, at December 31, 2009, our residential mortgage loan book totaled Ch$4,159,053 million, representing 30.2% of our total loans. (See Note 9: Interbank Loans” and “Note 10: Loans and Accounts Receivables from Customers” in our New Chilean GAAP Audited Consolidated Financial Statements for a description and presentation of residential mortgages in the balance sheet). If the economy and real estate market in Chile experience a significant downturn, as it may due to the global financial and economic crisis, this could materially adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of past due loans, thereby resulting in higher provisions for loan losses and subsequent write-offs. This may materially and adversely affect our asset quality, results of operations and financial condition.

If we are unable to maintain the quality of our loan portfolio, our financial condition and results of operations may be materially and adversely affected.

At December 31, 2009, our non-performing loans were Ch$409,067 million, and the ratio of our non-performing loans to total loans was 2.97%. For additional information on our asset quality, see “Selected Statistical Information at and for the Years Ended December 31, 2009 and 2008—Classification of Loan Portfolio Based on the Borrower’s Payment Performance”. We seek to continue to improve our credit risk management policies and procedures. However, we cannot assure you that our credit risk management policies, procedures and systems are free from any deficiency. Failure of credit risk management policies may result in an increase in the level of non-performing loans and adversely affect the quality of our loan portfolio. In addition, the quality of our loan portfolio may also deteriorate due to various other reasons, including factors beyond our control, such as the macroeconomic factors affecting Chile’s economy. If such deterioration were to occur, it could materially adversely affect our financial conditions and results of operations.

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The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

The value of the collateral securing our loan portfolio may significantly fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting Chile’s economy. The real estate market is particularly vulnerable in the current economic climate and this may affect us as real estate represents a significant portion of the collateral securing our residential mortgages loan portfolio. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If this were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

Additionally, there are certain provisions under Chilean law that may affect our ability to foreclose or liquidate residential mortgages if the real estate in question has been declared as “family property” by a court. If any party occupying the real estate files a petition with the court requesting that such real estate be declared as family property, our ability to foreclose may be very limited.

The growth of our loan portfolio may expose us to increased loan losses.

From December 31, 2004 to December 31, 2009, our aggregate loan portfolio grew by 80.7% in nominal terms to Ch$13,727,864 million (US$27.0 billion), while our consumer loan portfolio grew by 106.2% in nominal terms to Ch$2,244,034 million (US$4.4 billion). The further expansion of our loan portfolio (particularly in the consumer, small- and mid -sized companies and real estate segments) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of provisions for loan losses.

Our loan portfolio may not continue to grow at the same rate. The continuing economic turmoil may lead to a contraction in our loan portfolio.

There can be no assurance that our loan portfolio will continue to grow at similar rates to the historical growth rate. A reversal of the rate of growth of the Chilean economy, a slowdown in the growth of customer demand, an increase in market competition or changes in governmental regulations, could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses. The continuing economic turmoil could materially adversely affect the liquidity, businesses and financial condition of our customers as well as lead to a general decline in consumer spending and a rise in unemployment. All this could in turn lead to decreased demand for borrowings in general.

The effectiveness of our credit risk management is affected by the quality and scope of information available in Chile.

In assessing customers’ creditworthiness, we rely largely on the credit information available from our own internal databases, the Superintendency of Banks, Dicom (a Chilean nationwide credit bureau) and other sources. Due to limitations in the availability of information and the developing information infrastructure in Chile, our assessment of the credit risks associated with a particular customer may not be based on complete, accurate or reliable information. In addition, although we have been improving our credit scoring systems to better assess borrowers’ credit risk profiles, we cannot assure you that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk may be materially adversely affected.

Fluctuations in the rate of inflation may affect our results of operations.

Inflation in Chile gained momentum in 2007 and 2008. In 2007 and 2008, inflation reached 7.1% and 7.8%, respectively. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Extended periods of deflation

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could also have an adverse effect on our business, financial condition and results of operations. In 2009, inflation was (1.4%).

Our assets and liabilities are denominated in Chilean pesos, UF and foreign currencies. The UF is revalued in monthly cycles. On each day in the period beginning on the tenth day of any given month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. For more information regarding the UF, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of Inflation”, “Selected Statistical Information at and for the Years Ended December 31, 2009 and 2008—Average Balance Sheets, Income Earned from Interest-Earning Assets And Interest Paid on Interest-Bearing Liabilities” and “Item 5: F. Selected Statistical Information—Average Balance Sheets, Income Earned from Interest-Earning Assets And Interest Paid on Interest-Bearing Liabilities.” in our 2008 20-F. Although we benefit from inflation in Chile, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits, or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation, including from extended periods of inflation that adversely affect economic growth or periods of deflation.

Our results of operations are affected by interest rate volatility.

Our results of operations depend to a great extent on our net interest income. Net interest income represented 72.0% of our operating income in 2008 and 65.3% in 2009. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, leading to a reduction in our net interest income or a decrease in customer demand for our loan or deposit products. Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, deregulation of the financial sector in Chile, domestic and international economic and political conditions and other factors. In the current economic climate, there is a greater degree of uncertainty and unpredictability in the policy decisions and the setting of interest rates by the Central Bank. Any changes in interest rates could adversely affect our business, our future financial performance and the price of our securities. The following table shows the yields on the Chilean government’s 90-day notes as reported by the Central Bank of Chile at year-end 2004 to 2009 and up to March 2010.

Year 90 day note (%)	Period-end
2004	2.24
2005	4.90
2006	5.11
2007	6.15
2008	7.86
2009	0.48
March 2010	0.50

Source: Central Bank.

Since our principal sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues.

Customer deposits are our primary source (56.1%) of funding. At December 31, 2009, 90.2% of our customer deposits had remaining maturities of one year or less, or were payable on demand. A significant portion of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. If a substantial number of our depositors withdraw their demand deposits or do not

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roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected. We cannot assure you that in the event of a sudden or unexpected shortage of funds in the banking system, any money markets in which we operate will be able to maintain levels of funding without incurring high funding costs or the liquidation of certain assets. If this were to happen, our results of operations and financial condition may be materially adversely affected.

The legal restrictions on the exposure of Chilean pension funds may affect our access to funding.

Chilean regulations impose restrictions on the share of assets that a Chilean pension fund management company (Administradora de Fondos de Pension, an “AFP”) may allocate to a single issuer, which is currently 7% per fund managed by an AFP (including any securities issued by the issuer and any bank deposits with the issuer). If the exposure of an AFP to a single issuer exceeds the 7% limit, the AFP is required to reduce its exposure below the limit within three years. At December 31, 2009, the aggregate exposure of AFPs to us was approximately US$4.7 billion or 3.9% of their total assets. If the exposure of any AFP to us exceeds the regulatory limit, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our financial condition and results of operations.

Pension funds must also comply with other investment limits. Recently approved legislation in Chile (Reformas al Mercado de Capitales II (also known as MK2) relaxed the limits on making investments abroad in order to permit pension funds to further diversify their investment portfolios. As of December 31, 2009, the limit on making investments abroad was 60%. This limit was increased from 55% as of April 1, 2009 to its current level in August 2009, and will gradually increase to 80% in 2011. As a result, pension funds may change the composition of their portfolios, including reducing their deposits with local banks. At December 31, 2009, 15.8% of our time deposits were from AFPs. Although the legislation referred to above is intended to promote a gradual relaxation of the investment limits, and we may be able to substitute the reduced institutional funds with retail deposits, there can be no assurance that this occurrence will not have a materially adverse impact on our business, financial condition and results of operations.

We may be unable to meet requirements relating to capital adequacy.

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“basic capital”) of at least 3% of our total assets, net of required loan loss allowances. As we are the result of the merger between two predecessors, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%. At December 31, 2009, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 15.59%. Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

•	the increase of risk-weighted assets as a result of the expansion of our business or regulatory changes;

•	the failure to increase our capital correspondingly;

•	losses resulting from a deterioration in our asset quality;

•	declines in the value of our investment instrument portfolio;

•	changes in accounting rules; and

•	changes in the guidelines regarding the calculation of the capital adequacy ratios of banks in Chile.

On January 30, 2009, the Superintendency of Banks issued Circular No. 3465, which modified the guidelines for risk weighting derivatives. If we have a net liability in a derivative position and if this derivative, under certain stress and volatility measures, becomes a net asset position, then we must also include this derivative as a risk-weighted asset and this should have an adverse impact on regulatory capital

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ratios. The adoption of the new accounting standards in line with International Accounting Standards this year has also had an impact on the level of our restated shareholders’ equity and capitalization levels. The main impacts have been the elimination of the price level restatement of capital and the revaluation of property, plant and equipment. As a result our shareholders’ equity has decreased by Ch$87,042 million as of January 1, 2009 compared to year-end 2008 levels. In 2012, Chilean banks will most likely adopt the guidelines set forth under Basel II with adjustments incorporated by the Superintendency of Banks. This should result in a different level of minimum capital required to be maintained by us. No assurance can be given that these changes will not have a material impact on our capitalization ratio.

We may also be required to raise additional capital in the future in order to maintain our capital adequacy ratios above the minimum required levels. Our ability to raise additional capital may be limited by numerous factors, including: our future financial condition, results of operations and cash flows; any necessary government regulatory approvals; our credit ratings; general market conditions for capital raising activities by commercial banks and other financial institutions; and domestic and international economic, political and other conditions.

If we require additional capital in the future, we cannot assure you that we will be able to obtain such capital on favorable terms, in a timely manner or at all. Furthermore, the Superintendency of Banks may increase the minimum capital adequacy requirements applicable to us. Accordingly, although we currently meet the applicable capital adequacy requirements, we may face difficulties in meeting these requirements in the future. If we fail to meet the capital adequacy requirements, we may be required to take corrective actions. These measures could materially and adversely affect our business reputation, financial condition and results of operations. In addition, if we are unable to raise sufficient capital in a timely manner, the growth of our loan portfolio and other risk-weighted assets may be restricted, and we may face significant challenges in implementing our business strategy. As a result, our prospects, results of operations and financial condition could be materially and adversely affected.

Our business is highly dependant on proper functioning and improvement of information technology systems.

Our business is highly dependant on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively. We have backup data for our key data processing systems that could be used in the event of a catastrophe or a failure of our primary systems, and have established alternative communication networks where available. However, we do not operate all of our redundant systems on a real time basis and cannot assure you that our business activities would not be materially disrupted if there were a partial or complete failure of any of these primary information technology systems or communication networks. Such failures could be caused by, among other things, major natural catastrophes (such as earthquakes), software bugs, computer virus attacks or conversion errors due to system upgrading. In addition, any security breach caused by unauthorized access to information or systems, or intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could have a material adverse effect on our business, results of operations and financial condition.

Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and increase our capacity on a timely and cost effective basis. Any substantial failure to improve or upgrade information technology systems effectively or on a timely basis could materially and adversely affect our competitiveness, results of operations and financial condition.

Operational problems or errors can have a materially adverse impact on our business, financial condition and results of operations.

Like all large financial institutions, we are exposed to many types of operational risks, including the risk of fraud by employees and outsiders, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures and errors by employees. Fraud or other misconduct by employees

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or third parties may be difficult to detect and prevent and could subject us to financial losses and sanctions imposed by governmental authorities as well as seriously harm our reputation. Although we maintain a system of operational controls, there can be no assurance that operational problems or errors will not occur and that their occurrence will not have a materially adverse impact on our business, financial condition and results of operations.

Banking regulations may restrict our operations and thereby adversely affect our financial condition and results of operations.

We are subject to regulation by the Superintendency of Banks. In addition, we are subject to regulation by the Central Bank with regard to certain matters, including reserve requirements, interest rates, foreign exchange mismatches and market risks. During the Chilean financial crisis of 1982 and 1983, the Central Bank and the Superintendency of Banks strictly controlled the funding, lending and general business matters of the banking industry in Chile.

Pursuant to the General Banking Law, all Chilean banks may, subject to the approval of the Superintendency of Banks, engage in certain businesses other than commercial banking depending on the risk associated with such business and our financial strength. Such additional businesses include securities brokerage, mutual fund management, securitization, insurance brokerage, leasing, factoring, financial advisory, custody and transportation of securities, loan collection and financial services. The General Banking Law also applies to the Chilean banking system a modified version of the capital adequacy guidelines issued by the Basel Committee on Banking Regulation and Supervisory Practices and limits the discretion of the Superintendency of Banks to deny new banking licenses. There can be no assurance that regulators will not in the future impose more restrictive limitations on the activities of banks, including us. Any such change could have a material adverse effect on our financial condition or results of operations.

Historically, Chilean banks have not paid interest on amounts deposited in checking accounts. However, since June 1, 2002, the Central Bank has allowed banks to pay interest on checking accounts. Currently, there are no applicable restrictions on the interest that may be paid on checking accounts. We have begun to pay interest on some checking accounts under certain conditions. If competition or other factors lead us to pay higher interest rates on checking accounts, to relax the conditions under which we pay interest or to increase the number of checking accounts on which we pay interest, any such change could have a material adverse effect on our financial condition or results of operations.

We must maintain higher regulatory capital to risk-weighted assets than other banks in Chile. Our current required minimum regulatory capital to risk-weighted assets ratio is 11% and as of December 31, 2009, we were at 15.59%. Although we have not failed in the past to comply with our capital maintenance obligations, there can be no assurance that we will be able to do so in the future.

We are subject to regulatory inspections and examinations.

We are also subject to various inspections, examinations, inquiries, audits and other regulatory requirements by Chilean regulatory authorities. We cannot assure you that we will be able to meet all of the applicable regulatory requirements and guidelines, or that we will not be subject to sanctions, fines, restrictions on our business or other penalties in the future as a result of noncompliance. If sanctions, fines, restrictions on our business or other penalties are imposed on us for failure to comply with applicable requirements, guidelines or regulations, our business, financial condition, results of operations and our reputation and ability to engage in business may be materially and adversely affected.

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Risks Relating to Chile

The recent earthquake in Chile is likely to adversely affect the quality of our loan portfolio in segments of the Chilean economy that have been negatively affected and, as a result, is likely to negatively affect our results of operations.

Chile lies on the Nazca tectonic plate, making it one of the world’s most seismically active regions. Chile has been adversely affected by powerful earthquakes in the past, including an 8.0 magnitude earthquake that struck Santiago in 1985 and a 9.5 magnitude earthquake in 1960 which was the largest earthquake ever recorded.

On February 27, 2010, an 8.8 magnitude earthquake struck central Chile. The quake epicenter was located 200 miles southwest of Santiago and 70 miles north of Concepción, Chile’s second largest city. Due to the severity of the earthquake and its devastating consequences, former President Michelle Bachelet declared a national “state of catastrophe” on February 28, 2010. Significant aftershocks followed the initial earthquake, including aftershocks of 6.2, 5.4 and 5.6 magnitudes within an hour of the initial earthquake, aftershocks of 6.9, 6.7 and 6.0 magnitudes on March 11, 2010 and a 7.2 magnitude earthquake on March 13, 2010.

The regions of Bió Bió and Maule were the most severely affected regions. Concepción, located approximately 200 miles south of Santiago, was the most affected city, with its infrastructure and numerous buildings severely damaged. The coastal area of Concepción, including the neighboring cities Talcahuano and Penco, were hit by a tsunami shortly after the earthquake that significantly damaged port facilities. Several cities in the Maule region, including its capital city of Talca, were also seriously affected by the earthquake. The region of Valparaíso, including the port of Valparaíso and the city of Viña del Mar, was also severely affected. Region VI suffered serious damages as a result of the 7.2 magnitude quake on March 13, 2010 which forced President Sebastián Piñera to declare a “state of catastrophe” in that region. Rancagua, the capital city of Region VI, located approximately 56 miles from Santiago, also suffered significant damages.

The earthquake and its aftershocks, as well as tsunamis from adjacent coastal waters, caused severe damage to Chile’s infrastructure, including roads, bridges, ports and Santiago’s international airport. According to an initial assessment by Chile’s Minister of Infrastructure, the repair of these damages, excluding damages to port facilities, is likely to take between three and four years. On March 12, 2010, President Piñera said that preliminary assessments of reconstruction costs indicate that they could total approximately US$30 billion. As of March 23, 2010, at least 1,500,000 homes are believed to have been damaged, more than 400 people are believed to have been killed and hundreds of people are missing.

The Bank’s branches, systems and employees were all impacted by the recent earthquake. Of the Bank’s 498 branches, 405 had some form of damage, of which 32 sustained serious damages and 20 were closed as of April 9, 2010. Of the Bank’s 1,917 ATMs, 98% were operating normally as of April 9, 2010. The Bank’s systems were not functioning immediately following the earthquake, but by March 1, 2010 the systems were functioning normally, all open branches were online and all remote channels were operating normally.

Of the Bank’s 11,204 employees, 194 sustained damage to their homes but there was no loss of lives. The Bank offered employees with severe damage to their homes an emergency loan of two months salary with a cap of Ch$2,000,000. The terms of these employee loans include no interest, an 18 month maturity and a 3 month grace period. The Bank expects additional costs from the earthquake, net of insurance proceeds, to total US$7.5 million related to the repair of branches, systems, ATMs and other costs.

The damage to Chile’s roads, port and other infrastructure is likely to have an adverse impact on the Chilean economy, and in particular on export businesses that operate in the affected areas. The Central Bank of Chile has stated that it expects the growth of Chilean gross domestic product to slow in 2010 as a result of the earthquake. The regions of Chile most affected by the earthquake, regions VI, VII and VIII, account for

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approximately 12% of our loan portfolio and a broadly similar portion of our fee income. Although it is premature to assess the extent of the adverse effect of the recent earthquake on our customers and our loan portfolio, it is likely that these events will adversely affect economic activity of our customers. As a result, we may experience deterioration of asset quality and an increase in provision expense, lower fee growth due to lower consumer spending and usage of bank products and an uncertain impact on loan growth as some sectors will be negatively affected while others will be positively affected by the earthquake. All of these factors could have a material adverse impact on us, including our results of operations and financial condition. We and our corporate customers may also experience an increase in the corporate tax rate as certain government officials have suggested that the corporate income tax rate be raised in order to pay for reconstruction following the earthquake, which if enacted would have an adverse effect on us.

Our growth and profitability depend on the level of economic activity in Chile.

A substantial amount of our loans are to borrowers doing business in Chile. Accordingly, the recoverability of these loans in particular, and our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Chile. Our results of operations and financial condition could be affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise substantial influence over many aspects of the private sector, or other political or economic developments in Chile. Chile’s economy may not continue to grow in the future and future developments could negatively affect Chile’s exports and economic activity. In line with the global economic climate, Chile’s economy contracted in 2009 for the first time since 1999. Although the economy is expected to recover in 2010, overall economic activity in Chile could be negatively affected as a consequence of the 2010 earthquake that struck parts of Chile. All this may materially adversely affect our business, financial condition or results of operations.

Economic and political problems encountered by other countries may adversely affect the Chilean economy, our results of operations and the market value of our securities.

The prices of securities issued by Chilean companies, including banks, are to varying degrees influenced by economic and market considerations in other countries. We cannot assure you that future developments in or affecting the Chilean economy, including consequences of economic difficulties in other markets, will not materially and adversely affect our business, financial condition or results of operations.

We are directly exposed to risks related to the weakness and volatility of the economic and political situation in other parts of the world, mainly, the United States, Europe, China, Brazil and Argentina. A significant economic deterioration in one of these countries or regions could result in lower economic growth in Chile, lower loan growth, an increase in our loan allowances, and therefore, this could affect our financial results, our results of operations and the price of our securities. At December 31, 2009, approximately 0.83% of our assets were held abroad. The global financial and sub-prime crisis has had a significant impact on the growth rate of the Chilean economy in 2009 and is expected to continue to negatively impact growth, consumption, unemployment, investment and the price of exports.

Chile is also involved in an international litigation with Peru regarding maritime borders and has had other conflicts with neighboring countries in the past. We cannot assure you that crisis and political uncertainty in other Latin American countries will not have an adverse effect on Chile, the price of our securities or our business.

Current economic conditions may make it more difficult for us to continue funding our business on favorable terms.

Historically, one of our principal sources of funds has been time deposits. Time deposits represented 49.9% and 37.6% of our total funding as of December 31, 2008 and December 31, 2009, respectively. Large-denominations in time deposits from institutional investors may, under some circumstances, be a less stable source of funding than savings and bonds, such as during periods of significant changes in market interest

14

rates for these types of deposit products and any resulting increased competition for such funds. The recent liquidity crisis triggered by the U.S. subprime market impacted global markets and affected sources of funding, including time deposits. As of December 31, 2009, our investment portfolio did not contain instruments (i) backed by, or otherwise related to, U.S. subprime mortgages or (ii) with exposure to monoline financial guarantors. Although our results of operations and financial position have not suffered a significant impact as a consequence of the recent credit market instability in the U.S. and the liquidity available in the Chilean market has permitted us to fund out operations and maintain our regular business activities, we cannot assure you that we will be able to continue funding our business or, if so, maintain our current levels of funding without incurring higher funding costs or having to liquidate certain assets.

Economic problems in Argentina and Brazil may have an adverse effect on the Chilean economy and on our results of operations.

We are directly exposed to risks related to the weakness and volatility of the economic and political situation in Latin America, especially in Argentina and Brazil. If Argentina’s economic environment significantly deteriorates or does not improve, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years. The recent cuts in gas exports from Argentina to Chile could also adversely affect economic growth in Chile. Our business could be affected by an economic downturn in Brazil. This could result in the need for us to increase our allowances for loan losses, thus affecting our financial results, our results of operations and the price of our securities. The crises and political uncertainties in other Latin American countries could also have an adverse effect on Chile, the price of our securities or our business.

Deceleration of economic growth in Asia, the United States and other developed nations may have an adverse effect on the Chilean economy and on our results of operations.

We are directly exposed to risks related to the weakness and volatility of the economic and political situation in Asia, the United States and other developed nations, including the recent global credit crunch and economic world crisis. If these nations’ economic environments deteriorate, the economy in Chile could also be affected and could experience slower growth than in recent years. Thus, we may need to increase our allowances for loan losses, thus affecting our financial results, our results of operations and the price of our securities. The crises and political uncertainties in Asian nations, the United States or other developed countries could also have an adverse effect on Chile, the price of our securities or our business.

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities.

Any future changes in the value of the Chilean peso against the U.S. dollar will affect the U.S. dollar value of our securities. The Chilean peso has been subject to large devaluations and appreciations in the past and could be subject to significant fluctuations in the future. Our results of operations may be affected by fluctuations in the exchange rates between the peso and the dollar despite our policy and Chilean regulations relating to the general avoidance of material exchange rate exposure. In order to avoid material exchange rate exposure, we enter into forward exchange transactions. The following table shows the value of the Chilean peso relative to the U.S. dollar as reported by the Central Bank at year end for the last six years and as of March 2010.

Year	Exchange rate (Ch$) Period-end	Devaluation (Revaluation) (%)
2004	559.83	(6.6%)
2005	514.21	(8.1%)
2006	534.43	3.9%
2007	495.82	(7.2%)
2008	629.11	26.9%
2009	506.43	(19.5%)
March 2010	526.29	3.9%

Source: Central Bank.

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We may decide to change our policy regarding exchange rate exposure. Regulations that limit such exposures may also be amended or eliminated. Greater exchange rate risk will increase our exposure to the devaluation of the peso, and any such devaluation may impair our capacity to service foreign currency obligations and may, therefore, materially and adversely affect our financial condition and results of operations. Notwithstanding the existence of general policies and regulations that limit material exchange rate exposures, the economic policies of the Chilean government and any future fluctuations of the peso against the dollar could affect our financial condition and results of operations.

Chile’s banking regulatory and capital markets environment is continually evolving and may change.

Changes in banking regulations may materially and adversely affect our business, financial condition and results of operations. Chilean laws, regulations, policies and interpretations of laws relating to the banking sector and financial institutions are continually evolving and changing. In 2007, new regulations governing the Chilean capital markets were approved (Reformas al Mercado de Capitales II (also known as MK2)). These regulations, among other things, modified certain provisions set forth in the General Banking Law. Under new legislation, the limit on the amount that a bank is allowed to grant as an unsecured loan to a single individual or entity was increased to 10% of our regulatory capital (and up to 30% of our regulatory capital if any loans granted in excess of the 10% is secured by collateral). Previously, these limits were set at 5% and 25%, respectively. Although any such increase may increase our lending activity, it may also increase the risks associated with the growth of our loan portfolio and increase competition as the number of banks that can compete in the corporate segment increases.

Further new regulations governing the Chilean capital markets are being discussed. These potential regulations, called Reformas al Mercado de Capitales III (also known as MK3), would, among other things, allow non-Chilean banks with representative offices in Chile to offer their credit products to customers directly. Currently, these banks can only act as intermediaries between their parent companies and local companies. This change may further increase competition by increasing the number of banks that can compete directly in Chile.

Increased regulation of the financial services industry in Chile could increase our costs and result in lower profits.

As a result of the recent global financial crisis, there has been an increase in government regulation of the financial services industry in many countries. Such regulation may also be increased in Chile, including the imposition of higher capital requirements, heightened disclosure standards and restrictions on certain types of transaction structures. In addition, novel regulatory proposals are abound in the current environment. If enacted, new regulations could require us to inject further capital into our business as well as in businesses we acquire, restrict the type or volume of transactions we enter into, or set limits on or require the modification of rates or fees that we charge on certain loans or other products, any of which could lower the return on our investments, assets and equity. We may also face increased compliance costs and limitations on our ability to pursue certain business opportunities.

In line with the future adoption of Basel II regulations in Chile, the Superintendency of Banks has recently proposed to increase the minimum regulatory capital ratio from 8% to 10%, which would require an amendment to the General Banking Law. Although currently we have a regulatory capital ratio of 15.6%, this change could require us to inject additional capital to our business in the future.

A worsening of labor relations in Chile could impact our business.

As of December 31, 2009, on a consolidated basis we had 11,118 employees, of which 58.2% were unionized. In March 2007, a new collective bargaining agreement became effective that will expire on March 1, 2011, but this may be negotiated ahead of schedule with the consent of management and the union. We

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generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. We have traditionally enjoyed good relations with our employees and their unions, but we cannot assure you that in the future a strengthening of cross-industry labor movements will not materially and adversely affect our business, financial condition or results of operations.

Any downgrading of Chile’s debt credit rating for domestic and international debt and/or our parent company’s ratings by international credit rating agencies may also affect our ratings, our business, our future financial performance, stockholders’ equity and the value of our securities.

Our foreign currency deposit ratings are equivalent to the Chilean sovereign ratings. On July 31, 2009, Moody’s downgraded our foreign currency senior and subordinated bond ratings, local currency deposit ratings and Bank Financial Strength Rating, following similar action on the ratings of our parent company, Banco Santander Spain. In addition, on February 23, 2010, Moody’s further downgraded the junior subordinated debt ratings and preferred share ratings of our parent company. Any adverse revisions to our parent company’s ratings and/or Chile’s credit ratings for domestic and international debt by international rating agencies may adversely affect our ratings, our business, future financial performance, stockholders’ equity and the value of our securities.

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.

Accounting, financial reporting and securities disclosure requirements in Chile differ from those in the United States. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a U.S. financial institution. There are also material differences between Chilean and U.S. accounting and financial reporting standards. See Note 27 to our Old Chilean GAAP Audited Consolidated Financial Statements, which provides a description of the material differences between Old Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the fiscal years ended December 31, 2006, 2007 and 2008, and shareholders’ equity at December 31, 2007. As a result, Chilean financial statements and reported earnings generally differ from those reported in accordance with U.S. accounting and reporting standards. On January 1, 2009, Chilean banks adopted accounting standards adopted by the Superintendency of Banks, which are more consistent with International Accounting Standards. See “Presentation of Financial Information”.

As a regulated financial institution, we are required to submit to the Superintendency of Banks on a monthly basis unaudited unconsolidated balance sheets and income statements, excluding any note disclosure, prepared in accordance with generally accepted accounting principles in Chile and the rules of the Superintendency of Banks on a monthly basis. Such disclosure differs in a number of significant respects from information generally available in the United States with respect to U.S. financial institutions.

The securities laws of Chile, which govern open or publicly listed companies such as us, aims to promote disclosure of all material corporate information to the public. Chilean disclosure requirements, however, differ from those in the United States in some material respects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, applicable Chilean laws are different from those in the United States and in certain respects the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets.

Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange (“NYSE”), limiting the protections afforded to investors.

We are a “controlled company” and a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a controlled company is exempt from certain NYSE corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (1) a majority of the Board of Directors consist of independent directors, (2) a nominating

17

and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. We currently use these exemptions and intend to continue using these exemptions. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements. For more details on the differences between our corporate governance standards and the NYSE standards, please see “Item 6: C. Board Practices – Summary Comparison of Corporate Governance Standards and NYSE Listed Company Standards” in our 2008 20-F.

We cannot assure you of the accuracy or comparability of facts, forecasts and statistics contained in this report with respect to Chile, its economy and banking industry.

Facts, forecasts and statistics in this document relating to Chile, Chile’s economy and the Chilean banking industry, including market share information, are derived from various official and other publicly available sources that we generally believe to be reliable. However, we cannot guarantee the quality and reliability of such official and other sources of materials. In addition, these facts, forecasts and statistics have not been independently verified by us and, therefore, we make no representation as to the accuracy of such facts, forecasts and statistics, which may not be consistent with other information compiled within or outside of Chile and may not be complete or up to date. We have taken reasonable care in reproducing or extracting the information from such sources. However, because of possibly flawed or ineffective methodologies underlying the published information or discrepancies between the published information and market practice and other problems, these facts, forecasts or statistics may be inaccurate and may not be comparable from period to period or to facts, forecasts or statistics produced for other economies, and you should not unduly rely upon them.

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EXCHANGE RATES

Chile has two currency markets, the Formal Exchange Market (Mercado Cambiario Formal) and the Informal Exchange Market (Mercado Cambiario Informal). The Formal Exchange Market is comprised of banks and other entities authorized by the Central Bank. The Informal Exchange Market is comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Central Bank is empowered to require that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market.

Both the Formal and Informal Exchange Markets are driven by free market forces. Current regulations require that the Central Bank be informed of certain transactions and that they be effected through the Formal Exchange Market. In order to keep the average exchange rate within certain limits, the Central Bank may intervene by buying or selling foreign currency on the Formal Exchange Market.

The U.S.$ Observed Exchange Rate (dólar observado), which is reported by the Central Bank and published daily in the Chilean newspapers, is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. On September 2, 1999, the Central Bank eliminated the band within which the Observed Exchange Rate could fluctuate, in order to provide greater flexibility in the exchange market. Nevertheless, the Central Bank has the power to intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range. Even though the Central Bank is authorized to carry out its transactions at the Observed Exchange Rate, it generally uses spot rates for its transactions. Other banks generally carry out authorized transactions at spot rates as well.

The Informal Exchange Market reflects transactions carried out at an informal exchange rate (the “Informal Exchange Rate”) . There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. In recent years, the variation between the Observed Exchange Rate and the Informal Exchange Rate has not been significant. On December 31, 2009 and March 31, 2010, the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 p.m. was Ch$507.25 and Ch$524.75, or 0.16% and 9.29% higher, respectively, than the published observed exchange rate for such date of Ch$506.43 and Ch$526.29, respectively, per US$1.00.

The following table sets forth the annual low, high, average and period-end Observed Exchange Rate for U.S. dollars for each of the following periods, as reported by the Central Bank. We make no representation that the Chilean peso or the U.S. dollar amounts referred to herein actually represent, could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Daily Observed Exchange Rate Ch$ Per US$(1)
Year	Low(2)	High(2)	Average(3)	Period End(4)
2004	559.21	649.45	609.52	559.83
2005	509.70	592.75	559.77	514.21
2006	511.44	549.63	530.28	534.43
2007	493.14	548.67	522.47	495.82
2008	431.22	676.75	522.46	629.11
2009	491.09	643.87	559.61	506.43
Month
October 2009	531.15	557.41	545.83	531.74
November 2009	491.09	531.83	507.78	495.84
December 2009	494.82	508.75	501.45	506.43
January 2010	489.47	531.75	500.66	531.75
February 2010	523.10	543.18	532.56	529.69
March 2010	508.66	533.87	523.16	526.29
April 2010 (through April 9)	517.07	524.46	520.07	517.07

 Source: Central Bank.

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(1)	Nominal figures.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)	The yearly or monthly average rate is calculated as the average of the exchange rates on the last day of each month during the period.

(4)
Each year period ends on December 31, and the respective period-end exchange rate is published by the Central Bank on the first business day of the following year. Each month period ends on the last calendar day of such month, and the respective period end exchange rate is published by the Central Bank on the first business day of the following month. The period-end date for April 2010 is April 9, 2010, and the respective exchange rate was published by the Central Bank on April 9, 2010.

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SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables of consolidated financial and operating data should be read in conjunction with, and is qualified in its entirety by, reference to our Old Chilean GAAP Audited Consolidated Financial Statements appearing in our 2008 20-F and our New Chilean GAAP Audited Consolidated Financial Statements. Our financial statements are prepared in accordance with generally accepted accounting principles in Chile and the rules of the Superintendency of Banks, which together differ in certain important respects from U.S. GAAP. See Note 27 to our Old Chilean GAAP Audited Consolidated Financial Statements included in our 2008 20-F, which provides a description of the material differences between Old Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the fiscal years ended December 31, 2006, 2007 and 2008, and shareholders’ equity at December 31, 2007.

Selected Old Chilean GAAP Audited Consolidated Financial Statements

	At and for the fiscal years ended December 31,
	2005	2006	2007
	(in millions of constant Ch$ as of December 31, 2008)(1)

CONSOLIDATED INCOME STATEMENT DATA
(Old Chilean GAAP)
Net interest income(2)	566,998	635,821	775,758
Provision for loan losses	(77,959)	(142,956)	(224,667)
Net fee and commission income	192,362	197,647	217,857
Operating costs(3)	(343,739)	(381,762)	(401,470)
Other income, net(2) (4)	(110,647)	93,620	30,921
Income before tax	227,015	402,370	398,399
Income tax	(59,531)	(68,088)	(60,075)
Net income	286,546	334,282	338,324
Net income attributable to:
Bank shareholders	286,387	334,106	336,086
Minority interest	159	176	2,238

CONSOLIDATED BALANCE SHEET DATA
(Old Chilean GAAP)
Cash and deposits in banks	1,161,354	1,081,033	1,206,985
Financial investments(5)	1,492,792	1,223,661	2,072,872
Loans and accounts receivables from customers and interbank loans	11,039,535	12,623,992	13,398,281
Loan loss allowance	176,657	203,640	250,887
Financial derivative contracts (assets)(6)	489,954	436,013	850,186
Other assets(6)	206,011	294,397	516,238
Total assets	15,647,339	16,171,717	18,542,877
Deposits	2,591,113	2,838,774	3,123,803
Other interest-bearing liabilities	13,043,892	8,083,344	8,589,131
Financial derivative contracts (liabilities)(6)	458,400	416,399	847,401
Total shareholders’ equity(7)	1,294,126	1,458,719	1,587,714
Attributable to bank shareholders’(8)	1,292,483	1,456,939	1,565,885

(footnotes on the following page)

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	At and for the fiscal years ended December 31,
	2005	2006	2007

CONSOLIDATED RATIOS
(Old Chilean GAAP)
Profitability and performance:
Net interest margin(9)	4.1%	4.7%	5.6%
Return on average total assets(10)	1.8%	2.1%	1.9%
Return on average equity(11)	24.1%	24.8%	23.6%
Capital:
Average equity as a percentage of average total assets(12)	7.4%	8.3%	8.2%
Total liabilities as a multiple of equity(12)	11.1	10.1	10.7
Credit Quality:
Substandard loans as a percentage of total loans(13)	2.88%	3.20%	3.54%
Allowance for loan losses as percentage of total loans(14)	1.60%	1.61%	1.87%
Past due loans as a percentage of total loans(15)	1.15%	0.86%	0.95%
Operating Ratios:
Operating expenses /operating revenue(16)	41.5%	43.1%	39.4%
Operating expenses /average total assets(17)	2.1%	2.6%	2.6%
Ratio of earnings to fixed charges(18):
Including interest on deposits	1.65	1.61	1.43
Excluding interest on deposits	2.46	2.56	2.22

OTHER DATA
Inflation rate (19)	3.7%	2.6%	7.8%
Revaluation (devaluation) rate (Ch$/US$) at period end(19)	(8.1%)	3.9%	(7.2%)
Number of employees at period end	7,482	8,184	9,174
Number of branches and offices at period end	364	413	464

(1)	Except per share data, percentages and ratios, share numbers, employee numbers and branch numbers.

(2)
In accordance with Circular No. 3345 issued by the Superintendency of Banks, which became effective on June 30, 2006, the accounting standards for valuing financial instruments acquired for trading or investment purposes, including derivative instruments on the balance sheets, were amended. The new accounting standards require that these instruments be carried at their market or fair value and the historical differences in valuation of such instruments recognized with respect to any dates prior to 2006 be adjusted directly against our equity. Banks were required to adopt the new accounting standards for their financial statements at and for the six months ended June 30, 2006, and going forward. In order to implement these new accounting standards, we have created a new line item titled “derivatives” under both “assets” and “liabilities” in our consolidated balance sheet and reclassified certain other items within other assets, other liabilities, financial instruments, interest income, interest expenses and other operating income, net, in our consolidated balance sheet and income statement at and for the fiscal years ended December 31, 2006 and 2007. For comparison purposes, we have also retrospectively reclassified these items at and for the fiscal year ended December 31, 2005, but did not retrospectively apply the new accounting standards to these items. We did not reclassify any of these items at any date or for any period prior to fiscal year 2005. See “Item 5: A. Accounting Standards for Financial Investments and Derivatives” in our 2008 20-F.

(3)	Operating costs are equal to the sum of personnel expenses, administrative expenses and depreciation and amortization.

(4)
Other income, net is the sum of other operating income, other operating expenses, net gains (losses) from mark-to-market and trading and foreign exchange transactions, and gain (loss) from price level restatement and investment in other companies.

(5)	Includes financial investment held for trading, repos, financial investments available for sale and financial investments held to maturity.

(6)
For figures at December 31, 2006 and 2007, derivatives are valued at market price and classified as a separate line item on the balance sheet. Our derivatives holdings at December 31, 2005 have been reclassified from “other assets” and “other liabilities” to “derivatives”, but have not been marked to market as would be required under currently

22

applicable accounting principles. At prior dates, derivatives are classified under “other assets” or “other liabilities”, and generally recorded at net notional amount. See Note 1 to our Old Chilean GAAP Audited Consolidated Financial Statements in our 2008 20-F.

(7)
Equity includes shareholders’ equity plus minority interest. Equity is calculated according to the new guidelines established in Circular No. 3410 issued by the Superintendency of Banks. According to this new format, equity must include minority interest and a minimum provision for mandatory dividends equal to 30% of net income.

(8)
Shareholders’ equity is calculated according to the new guidelines established in Circular No. 3410 issued by the Superintendency of Banks. The main difference between this and equity is that the provision for mandatory dividends equal to 30% of net income and minority interest are not included.

(9)	Net interest income divided by average interest-earning assets (as presented in “Item 5: F. Selected Statistical Information” in our 2008 20-F).

(10)	Net income divided by average total assets (as presented in “Item 5: F. Selected Statistical Information” in our 2008 20-F).

(11)	Net income divided by average equity (as presented in “Item 5: F. Selected Statistical Information” in our 2008 20-F).

(12)	This ratio is calculated using total equity including minority interest.

(13)
Substandard loans include all consumer and mortgage loans rated “B-” or lower and all commercial loans rated “C2” or lower by the Superintendency of Banks. See “Item 5: F. Selected Statistical Information—Analysis of Substandard Loans and Amounts Past Due” in our 2008 20-F.

(14)	Total loans exclude contingent loans.

(15)
Past due loans are loans the principal or interest of which is overdue for 90 or more days, and do not include the installments of such loans that are not overdue or that are less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan. Total loans exclude contingent loans.

(16)
The efficiency ratio is equal to operating expenses divided by operating revenue. Operating expenses includes personnel expenses, administrative expenses, depreciation and amortization and other operating expenses. Operating revenue includes net interest income, fee income, net gain (loss) from mark-to-market and trading, foreign exchange transactions and other operating income.

(17)	Operating expenses includes personnel expenses, administrative expenses, depreciation and amortization and other operating expenses.

(18)
For the purpose of computing the ratios of earnings to fixed charges, earnings consist of earnings before income tax and fixed charges. Fixed charges consist of gross interest expense and the proportion deemed representative of the interest factor of rental expense.

(19)	Based on information published by the Central Bank.

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Selected New Chilean GAAP Audited Consolidated Financial Statements

Chilean banks were required to adopt new accounting standards for financial statements effective January 1, 2009. For more information, see “Presentation of Financial Information—Adoption of New Accounting Standards in 2009”. The tables below present selected financial information from our New Chilean GAAP Audited Consolidated Financial Statements.

	For the year ended
	December 31, 2008	December 31, 2009
	(in millions of Ch$)(1)
CONSOLIDATED INCOME STATEMENT DATA
(New Chilean GAAP)
Net interest income	892,066	856,516
Provision for loan losses	(287,983)	(333,847)
Fee income	243,129	254,130
Operating costs(2)	(428,168)	(407,894)
Other income, net(3)	63,695	156,263
Income before tax	482,739	525,168
Income tax	(60,087)	(88,862)
Net income	422,652	436,306
Net income attributable to:
Equity holders of the Bank	415,055	431,253
Minority interest	7,597	5,053

	As of
	December 31, 2008	December 31, 2009
	(in millions of Ch$)(1)
CONSOLIDATED BALANCE SHEET DATA
(New Chilean GAAP)
Cash and deposits in banks	855,411	2,043,458
Financial investments(4)	2,746,666	2,642,649
Loans and accounts receivables from customers and interbank loans	14,681,088	13,751,276
Loan loss allowance	274,240	349,527
Financial derivative contracts (assets)(5)	1,846,509	1,393,878
Other assets	508,655	452,559
Total assets	21,082,932	20,770,996
Deposits	12,704,428	10,708,791
Other interest-bearing liabilities	4,769,980	6,232,982
Financial derivative contracts (liabilities)(5)	1,469,724	1,348,906
Total shareholders’ equity(6)	1,515,568	1,688,115
Attributable to bank shareholders’(7)	1,489,689	1,658,316

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	At and for the year ended
	December 31, 2008	December 31, 2009

CONSOLIDATED RATIOS
(New Chilean GAAP)
Profitability and performance:
Net interest margin(8)	5.7%	5.3%
Return on average total assets(9)	2.3%	2.2%
Return on average equity(10)	32.5%	27.3%
Capital:
Average equity as a percentage of average total assets(11)	7.0%	8.0%
Credit Quality:
Allowance for loan losses as percentage of total loans(12)	1.87%	2.54%
Past due loans as a percentage of total loans(13)	1.10%	1.41%
Operating Ratios:
Operating expenses /operating revenue(14)	37.9%	34.5%
Operating expenses /average total assets(15)	2.5%	2.3%

OTHER DATA
Inflation rate(16)	7.1%	(1.4%)
Revaluation (devaluation) rate (Ch$/US$) at period end(16)	26.9%	(19.5%)
Number of employees at period end	11,592	11,118
Number of branches and offices at period end	505	498

(1)	Except per share data, percentages and ratios, share numbers, employee numbers and branch numbers.

(2)
Operating costs are equal to the sum of personnel expenses, administrative expenses, depreciation and amortization and deterioration. See “Note 1—Impairment” to our New Chilean GAAP Audited Financial Statements.

(3)
Other income, net is the sum of other operating income, other operating expenses, net gains (losses) from mark-to-market and trading and foreign exchange transactions, and gain (loss) from investment in other companies.

(4)	Includes financial investment held for trading, repos, financial investments available for sale and financial investments held to maturity.

(5)
For figures at December 31, 2008, derivatives are valued at market price and classified as a separate line item on the balance sheet. See “Note 1—Valuation of financial assets and liabilities and recognition of fair value changes” to our New Chilean GAAP Audited Financial Statements.

(6)
Equity includes shareholders’ equity plus minority interest. Equity is calculated according to the new guidelines established in Circular No. 3410 issued by the Superintendency of Banks. According to this new format, equity must include minority interest and a minimum provision for mandatory dividends equal to 30% of net income.

(7)
Shareholders’ equity is calculated according to the new guidelines established in Circular No. 3410 issued by the Superintendency of Banks. The main difference between this and equity is that the provision for mandatory dividends equal to 30% of net income and minority interest are not included.

(8)
Net interest income divided by average interest-earning assets (as presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Results of Operations for the Years Ended December 31, 2008 and 2009”).

(9)
Net income divided by average total assets (as presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Results of Operations for the Years Ended December 31, 2008 and 2009”).

(10)
Net income divided by average equity (as presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Results of Operations for the Years Ended December 31, 2008 and 2009”).

(11)	This ratio is calculated using total equity including minority interest.

(12)	Total loans exclude contingent loans.

(13)
Past due loans are loans the principal or interest of which is overdue for 90 or more days, and do not include the installments of such loans that are not overdue or that are less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan. Total loans exclude contingent loans.

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(14)
The efficiency ratio is equal to operating expenses divided by operating revenue. Operating expenses includes personnel expenses, administrative expenses, depreciation and amortization, deterioration and other operating expenses. Operating revenue includes net interest income, fee income, net gain (loss) from mark-to-market and trading, foreign exchange transactions and other operating income.

(15)	Operating expenses include personnel expenses, administrative expenses, depreciation and amortization and other operating expenses.

(16)	Based on information published by the Central Bank.

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RECENT DEVELOPMENTS

Earthquake

On February 27, 2010, an 8.8 magnitude earthquake struck central Chile. The earthquake epicenter was located 200 miles southwest of Santiago and 70 miles north of Concepción, Chile’s second largest city. Due to the severity of the earthquake and its devastating consequences, former President Michelle Bachelet declared a national “state of catastrophe” on February 28, 2010. Significant aftershocks followed the initial earthquake, including aftershocks of 6.2, 5.4 and 5.6 magnitudes within an hour of the initial earthquake, aftershocks of 6.9, 6.7 and 6.0 magnitudes on March 11, 2010 and a 7.2 magnitude earthquake on March 13, 2010. As a result of the earthquake, economic and banking activity in Chile could be affected in 2010, which could adversely affect our results of operations. See “Risk Factors—The recent earthquake in Chile is likely to adversely affect the quality of our loan portfolio to segments of the Chilean economy that have been negatively affected and, as a result, is likely to negatively affect our results of operations.”

Chilean Presidential succession

On March 11, 2010, Sebastian Piñera took office as the new president of Chile, succeeding Michelle Bachelet. Mr. Piñera won the run- off election held on January 17, 2010 against Eduardo Frei Ruiz-Tagle, as no candidate secured the absolute majority required to secure the presidency in the presidential election held on December 13, 2009.

Reporting of delinquent accounts

On March 25 and April 8, 2010, the Superintendency of Banks issued temporary regulations (applicable during March and April 2010) with the purpose of protecting the credit history of borrowers affected by the earthquake. Pursuant to these regulations, banks may report accounts in arrears as current to the extent such accounts were current as of February 27, 2010 and the bank determines that the borrower missed payments due to the recent earthquake. Additionally, the bank must (i) either be in the process of modifying the terms of the borrower’s loan, or (ii) have been unable to contact the borrower. In connection with mortgage loans in arrears, if the bank determines that a total loss is expected, the regulations allow the reporting of these mortgage loans to remain current until insurance proceeds are received. In connection with a partial loss on such loans, the bank must consider financing the borrower’s insurance deductible payments on the same terms as the mortgage loan’s principal. In connection with restructurings of loans to borrowers from affected areas in March and April, the regulations allow banks not to report the modified loans as restructured for purposes of classification, allowances and interest accrual, provided that the loans were current as of February 27, 2010, the date of the earthquake. Following the termination of these temporary regulations on April 30, 2010, the Bank will reclassify all accounts and loans affected by these regulations according to normal reporting regulations.

Credit facility

On March 21, 2010, we entered into an agreement with Japan Bank for International Cooperation (JBIC) pursuant to which JBIC and other financial institutions agreed to make available to the Bank: (i) a fixed rate credit facility in an aggregate amount not exceeding four billion yen (¥4,000,000,000); (ii) a fixed rate credit facility in an aggregate amount not exceeding twenty four million dollars (US$24,000,000.00); and (c) a floating rate credit facility in an aggregate amount not exceeding sixteen million dollars (US$16,000,000.00). Interest payable on the fixed rate facilities will be determined based on the Organization for Economic Co-operation and Development’s Arrangement on Officially Supported Export Credits by adding the Commercial Interest Reference Rate applicable to yen or dollar transactions, as applicable, plus an interest rate premium determined by JBIC. Interest payable on the floating rate facilities will be determined by adding the British Bankers Association Interest Settlement Rate plus a margin specified in each case by JBIC and other participating financial entities. Each loan will have a term of up to ten years and will be paid on a biannual basis. We are required to use the funds to provide financing to clients who wish to import Japanese products or use Japanese services, in each case, with the prior approval of JBIC.

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  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Accounting Standards applied in 2009

General

The Superintendency of Banks, together with other Chilean Superintendencies and regulatory bodies, have agreed to a plan of convergence with IFRS in order to internationalize financial reporting for public companies in Chile. Pursuant to the Compendium, effective January 1, 2009, Chilean banks were required to adopt new accounting standards, which are more consistent with International Accounting Standards. In all matters not provided for in the Compendium and that are not contrary to the instructions of the Superintendency of Banks, banks must apply the technical standards (the “Technical Standards”) adopted by the Colegio de Contadores de Chile A.G. (Chilean Accounting Association), which are in turn generally consistent with the international accounting and financial information standards adopted by the International Accounting Standards Board (IASB). If there are inconsistencies between the Technical Standards and the Compendium, the latter are to be followed.

The application of these new accounting standards have resulted in adjustments of the balances of our shareholders’ equity accounts as of January 1, 2008, and affected the determination of income in the years ended December 31, 2009 and 2008.

We refer to generally accepted accounting principles in Chile, as supplemented by the applicable rules of the Superintendency of Banks (including these new accounting standards stipulated in the Compendium), as “New Chilean GAAP”. Our New Chilean GAAP Audited Consolidated Financial Statements have been prepared in accordance with New Chilean GAAP. Our annual report on Form 20-F for the fiscal year ended December 31, 2008 includes our previously issued consolidated financial statements at and for the year ended December 31, 2008 prepared in accordance with Old Chilean GAAP. The attached New Chilean GAAP Audited Consolidated Financial Statements include in Note 2 a reconciliation of shareholders’ equity at December 31, 2008 and net income for the year ended December 31, 2008 under Old Chilean GAAP to such amounts under New Chilean GAAP.

The following is a description of the nature of the principal effects or adjustments arising from the adoption of the new Compendium of Accounting Standards issued by the Superintendency of Banks.

Financial Statements—Consolidation Requirements

The consolidation/valuation methods used up to December 31, 2008 have continued to be used for subsidiaries and investment in other companies. Furthermore, pursuant to the provisions of International Accounting Standard (IAS) 27 and Standard Interpretations Committee (SIC) 12, the Bank must determine the existence of Special Purpose Entities (SPE), which must be consolidated with the financial results of the Bank. As a result, we have incorporated into our financial statements the following companies:

-	Santander Gestión de Recaudación y Cobranzas Ltda. (collection services)
-	Multinegocios S.A. (management of sales force)
-	Servicios Administrativos y Financieros Ltda. (management of sales force)
-	Fiscalex Ltda. (collection services)
-	Multiservicios de Negocios Ltda. (call center)
-	Bansa Santander S.A. (management of repossessed assets and leasing of properties)

Investments in other societies

The effects generated by adopting the Compendium on each of the companies in which we have investments consolidated by the equity method are reflected in this item based on the percentage of these companies’ equity that is held by us.

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Price level restatement

Pursuant to the new Compendium of Accounting Standards and IAS 29 “Financial Information in Hyperinflationary Economies,” a price level restatement will henceforth be applied only when the entity whose functional currency is that of a hyperinflationary economy (defined as an economy experiencing 100 percentage points of inflation in 3 years). The Bank’s functional currency is the Chilean peso. Since the Chilean economy does not meet the aforementioned requirements, the Bank was required to eliminate the price level restatement as of January 1, 2008. Pursuant to the provisions of Chapter E of the Compendium of Accounting Standards, the price level restatement applied up to December 31, 2007 was not reversed.

Property, plant and equipment and intangible assets

This item chiefly includes the effect generated by the recalculation of the depreciation and amortization of property, plant and equipment in general and the intangible assets (software and information technology developments) as a result of the elimination of price level restatement and the determination of the attributable cost for property, plant and equipment as of January 1, 2008 based on an appraisal by an independent third-party appraiser.

Assets received in lieu of payment

The most important change in the valuation of assets received in lieu of payments is that, when making the provision for initial valuation, it is necessary to take into account its fair value (independent appraisal), minus the necessary costs of maintaining and divesting it.

Charge-offs

The term for charging-off loans must now be calculated from the beginning of arrears (one installment 90 days overdue). Once this term is reached, the entire loan must now be charged-off (not just the portion in arrears). The following is a table showing the principal types of loans and their respective terms for mandatory charge-offs as stipulated by the new accounting standards:

Loan	Term
Consumer loans	6 months
Other loans without collateral	24 months
Commercial loans with collateral	36 months
Residential mortgage loans	48 months

Deferred taxes

This item brings together the tax effects (deferred taxes) generated by the timing differences arising, in turn, out of the aforementioned adjustments, whether they apply directly to shareholders' equity or to income.

Differences between IFRS and New Chilean GAAP

New Chilean GAAP differs in certain important respects with IFRS. The principal differences that should be considered by an investor are the following:

Loan Loss Provisions

Beginning in July 2010, the Compendium will not permit a bank to use internal models to calculate estimated loan loss provisions and banks must provision for expected losses for loan commitments that have not been disbursed. The calculations will be based on guidance from the Superintendency of Banks.

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Since these calculations do not represent an internally developed best estimate, which would take into consideration prior experiences, information about debtor profiles and the appraisal of accounts receivables in light of the current economic environment, the accounting treatment for loan loss provisions will not be in accordance with IFRS in 2010 through 2012.

Suspension of Income Recognition on Accrual Basis

In accordance with the Compendium, financial institutions must suspend recognition of income on an accrual basis in their statements of income for certain loans included in the impaired portfolio. IFRS does not allow the suspension of accrual of interest on financial assets for which an impairment loss has been determined. The Bank does not believe that this difference will materially impact its financial statements when restated under full IFRS guidelines.

Charge-offs and Accounts Receivable

The Compendium requires companies to establish deadlines for the charge-off of loans and accounts receivables. IFRS does not require any such deadline for charge-offs. A charge-off due to impairment would be incurred if, and only if, there is objective evidence of impairment as a result of one or more events occurring after the initial recognition. This is measured on an ‘incurred’ base. The Bank does not believe that this will materially impact its financial statements when restated under full IFRS guidelines.

Assets Received in Lieu of Payment

The Compendium requires that the initial value of assets received in lieu of payment the value agreed with a debtor as a result of the loan settlement or the value awarded in an auction, as applicable. These assets are required to be written off one year after their acquisition, if the assets have not been disposed of.

IFRS requires that assets received in lieu of payment be initially accounted for at fair value. Subsequently, asset valuation  depends on the classification provided by the entity for that type of asset. No deadline is established for charging-off an asset. The restatement of gains and losses from repossessed assets will have an impact on the restatement of financial statements under full IFRS guidelines although this is not expected to be material.

Goodwill and Intangible Assets

With respect to goodwill and intangible assets, the Compendium provides that:

•
The value of “goodwill” and other depreciable intangible assets will be supported by two reports issued by specialists independent from (i) the bank, (ii) bank’s external auditors, and (iii) each other.

•	For assets acquired before December 31, 2008, “goodwill” will be determined according to the Compendium, and will be amortized according to the original amoritzation schedule for such assets.

•	Goodwill arising from acquisitions before the date of transition to New Chilean GAAP in January 2009 will be determined based on the previously used accounting criteria.

With respect goodwill and intangible assets, IFRS provides that:

•	The use of independent experts’ valuations is not mandatory.

•	Beginning with the first full year in which IFRS applies, an entity must discontinue goodwill depreciation and is required to evaluate goodwill for impairment, in compliance with IAS 36.

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•
It is possible to (i) choose a application of IFRS to goodwill generated before the date of the transition to IFRS, or (ii) adopt an optional exemption to record the balance of goodwill at December 31, 2008 as an attributed cost.

Since the Bank has no goodwill, the Bank does not believe that this will impact its financial statements when restated under full IFRS guidelines.

Price Level Restatement of Paid-in Capital and Reserves

Due to the need to maintain paid-in capital and reserves in accordance with the regulations in force in prior years, the Compendium provides that the price level restatement applied to paid-in-capital and reserves up to December 31, 2008 will not be reversed.

IFRS allows price-level restatement in countries considered hyper-inflationary (more than a 100% accumulated inflation rate during the last three years, among other factors). Chile is not a hyper-inflationary country and thus price-level restatement of paid-in-capital and reserves will not be allowed under IFRS. Therefore, the reversal of the price level restatement of paid-in-capital and reserves will have a material adverse impact on equity when the financial statements are restated under full IFRS guidelines.

Fair Value Option with Respect to Financial Assets and Liabilities

According to the Compendium, banks are not allowed to value assets or liabilities at their fair value in place of the depreciated cost method.

IFRS allows an entity to value a financial asset or liability (or a group of financial assets or liabilities, or both), on the official recognition date, at fair value with changes in fair value to be recognized in its financial statements. Once this option has been made, it is irrevocable. The fair value option is not applicable to investments in capital instruments without a market price available in an active market, and thus whose fair value cannot be estimated in a reliable way.

The Bank does not believe that this will impact its financial statements restated under full IFRS guidelines because this accounting treatment is optional.

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Operating Results

Chilean Economy

All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in this country. In the first half of 2009, the Chilean economy continued to feel the effects of the global financial crisis while in the second half of the year economic growth began to gather momentum. As a result, for the full year 2009, GDP contracted 1.4% compared to an increase of 3.5% in 2008.

Quarterly and Yearly Evolution of GDP, %

Source: Banco Central de Chile and Santander Chile estimates

The decline in the Chilean economy in 2009 was due in part to the fall in the average prices of Chile’s main exports. The average price of copper in 2009 fell 28% compared to the average price in 2008. In the same period, the average price of fish meal increased 1.7% and average paper pulp prices decreased 29.2%. This led to a 20.2% decrease in total exports which totaled US$53.0 billion in 2009 compared to US$66.5 billion in 2008. The recovery of the Chilean economy in the second half was led in part by a recovery of the prices of Chile’s main exports. The year-end price of copper increased 126.7%, fish meal increased 46% and paper pulp prices rose 19.4% compared to the year-end price of these products in 2008.

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Evolution of Prices of Chile’s Main Exports (Base 100 = Dec. 2007)

Source: Banco Central de Chile

The global economic crisis also affected domestic demand levels (investment and consumption) in 2009. Total investment in 2009 decreased 33.3% and private sector consumption increased 0.2%. This was partially offset by an 8.2% rise in government spending levels as the government used part of the sovereign funds accumulated in previous years. At year-end 2009 the Chilean government still had US$17 billion in sovereign funds and the Chilean Central Bank had reserves of US$26.2 billion. The general decline in domestic demand had a negative impact on unemployment, which averaged 9.9% in 2009 compared to 9.6% compared to 7.7% in 2008.

The CPI reversed the upward trend seen in 2008 and prices fell in 2009. CPI deflation reached 1.4% in 2009 compared to a 7.1% rise in prices in 2008. As a result of the contraction of price levels and lower economic activity, interest rates declined in 2009. The overnight interbank rate set by the Central Bank was lowered by 750 basis points in 2009 and is currently at 0.50%. Despite this deflation, the Chilean peso appreciated in 2009 as the value of the dollar weakened worldwide. As of December 31, 2009, the Chilean peso had appreciated 19.5% against the dollar since year-end 2008.

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Central Bank Reference Rate, %

Source: Banco Central de Chile

Banking Sector

The Chilean banking sector also evolved in line with the economic developments during 2009 with a reduction in the volume of loan growth as result of the economic slowdown and an increase in disintermediation among large corporate clients through the local bond market. Total loans as of December 31, 2009 in the Chilean financial system were Ch$68,938,045 million (US$136 billion), a decrease of 1.9% compared to the balance of loans as of December 31, 2008. Total customer funds defined as time deposits plus checking accounts plus mutual funds totaled Ch$75,929,201 million (US$150 billion) as of December 31, 2009, an increase of 5.0% compared to year-end 2008.

The table below demonstrates the deterioration of asset quality in the Chilean financial system was observable as a result of the economic slowdown from 2008 to 2009:

Evolution of expected loan loss ratio*

* Expected loss divided by Total loans. Expected loss = Loan loss reserves / Total loans. Source: Superintendency of Banks

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Earthquake

On Feb. 27, 2010, Chile was struck by an 8.8 magnitude earthquake, which mainly affected the mid-southern regions of Chile. As a result of these developments, economic activity in Chile could be adversely affected in 2010. We also expect banking activity generally and our results of operations specifically in 2010 to be adversely affected. We may experience any or all of the following:

•	deterioration of our asset quality and an increase in our provision expense;

•	lower fee growth or fee decreases due to lower consumer expenditure and usage of bank products;

•	higher net interest margins as a result of higher inflation; and

•	uncertainty in our loan growth as some sectors will be negatively affected while others will be positively affected by the temblor

Results of Operations for the Years Ended December 31, 2008 and 2009

The following discussion is based upon and should be read in conjunction with the New Chilean GAAP Audited Consolidated Financial Statements. The New Chilean GAAP Audited Consolidated Financial Statements have been prepared in accordance with New Chilean GAAP (including the rules of the Superintendency of Banks relating thereto). The following table sets forth the principal components of our net income for the years ended December 31, 2008 and 2009.

	2008	2009	2009
CONSOLIDATED INCOME STATEMENT DATA	Ch$ million of constant pesos		US$ ths.(1)	% Change 2009 /2008
New Chilean GAAP:
Interest income and expense
Interest income	2,061,346	1,207,778	2,381,031	(41.4%)
Interest expense	(1,169,280)	(351,262)	(692,483)	(70.0%)
Net interest income	892,066	856,516	1,688,548	(4.0%)
Fees and income from services
Fees and commission income	295,969	315,925	622,819	6.7%
Fees and commission expense	(52,840)	(61,795)	(121,824)	16.9%
Total net fees and commission income	243,129	254,130	500,996	4.5%
Other operating income
Net income from financial operations	273,477	3,887	7,663	(98.6%)
Foreign exchange profit (loss), net	(187,042)	163,241	321,816	–%
Financial transactions, net	86,435	167,128	329,479	93.4%
Other operating income	18,222	33,243	65,536	82.4%
Total other operating income	104,657	200,371	395,014	91.5%
Total operating income	1,239,852	1,311,017	2,584,558	5.7%
Provision for loan losses	(287,983)	(333,847)	(658,151)	15.9%
Operating income, net of provisions	951,869	977,170	1,926,407	2.7%
Operating expenses
Personnel salaries and expenses	(246,775)	(224,484)	(442,551)	(9.0%)
Administrative expenses	(133,682)	(136,712)	(269,516)	2.3%
Depreciation and amortization	(47,627)	(46,623)	(91,913)	(2.1%)
Impairment	(84)	(75)	(148)	(10.7%)
Other operating expenses	(41,594)	(44,405)	(87,541)	6.8%
Total operating expenses	(469,762)	(452,299)	(891,669)	(3.7%)
Operating income	482,107	524,871	1,034,738	8.9%

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	2008	2009	2009
CONSOLIDATED INCOME STATEMENT DATA	Ch$ million of constant pesos		US$ ths.(1)	% Change 2009 /2008
New Chilean GAAP:
Other non-operating results
Income from investments in other companies	632	297	586	(53.0%)
Total other non-operating results	632	297	586	(53.0%)
Income before tax	482,739	525,168	1,035,324	8.8%
Income tax	(60,087)	(88,862)	(175,184)	47.9%
Net income	422,652	436,306	860,140	3.2%
Net income attributable to:
Equity holders of the Bank	415,055	431,253	850,178	3.9%
Minority interest	7,597	5,053	9,962	(33.5%)

(1)
Amounts stated in U.S. dollars at and for the year ended December 31, 2009, have been translated from Chilean pesos at the exchange rate of Ch$507.25 = US$1.00 as of December 31, 2009. See “Item 3: A. Selected Financial Data—Exchange Rates” in our 2008 20-F for more information on exchange rate.

Net income for the year ended December 31, 2009, increased 3.2% to Ch$436,306 million. Net income attributable to equity holders of the Bank in the same period increased 3.9% to Ch$431,253 million. Our return on average equity was 27.3% in 2009 compared to 32.5% in 2008.

Total operating income was Ch$1,311,017 million in 2009, an increase of 5.7% compared to the corresponding period in 2008. Our net interest income decreased by 4.0% to Ch$856,516 million. The average balance of our interest-earning assets increased by 3.7% in 2009 compared to 2008. Our net interest margin decreased 40 basis points to 5.3% in 2009 due to the negative effects of deflation over margins.

Interest income decreased by 41.4% to Ch$1,207.8 billion, reflecting a 49.0% decline in the average rate of interest earned on interest earning assets, offset in part by a 3.7% increase in average interest earning assets. As discussed in further detail below, the decline in the average rate of interest earned resulted from steep declines in market rates of interest and the effect of deflation on our UF-denominated assets both resulting from the overall recessionary environment of 2009.

Net fees and commission income grew by 4.5% to Ch$254,130 million in the year ended December 31, 2009 compared to the same period of 2008. The growth in fee income was mainly driven by fees from credit, debit and ATM cards, which increased by 18.0%, reflecting increased usage of these credit cards. Fees from collections increased by 11.0% in the year ended December 31, 2009 compared to the same 2008 period. The fees from the collection of insurance increased 28.4% in 2009 compared to 2008 and was also a contributor to the overall increase in fee income. This growth in fee income was partially offset by the 17.2% decrease in fees from checking accounts and lines of credit, which includes the maintenance fee for checking accounts and lines of credit and fees charged for the unauthorized overdraft of lines of credit. This decrease was mainly due to a 68.5% decrease in fees from unauthorized overdrafts of credit lines, which fees were prohibited by the Superintendency of Banks beginning in May 2009.

Results of financial transactions, net, which is the sum of trading activities, mark-to-market adjustments and foreign exchange transactions, totaled Ch$167,128 million in 2009, an increase of 93.4% compared to 2008. The net result from mark-to-market and trading was Ch$3,887 million in 2009, a decrease of 98.6% compared to 2008. This lower result was mainly due to the appreciation of the Chilean peso and its effect on the mark -to-market of foreign currency derivatives, which produced a loss of Ch$102,825 million, compared to a gain of Ch$178,883 million in the same period in 2008. These results were offset in part by the mark-to-market of and the realized gains from our available-for-sale fixed income portfolio. These results produced a gain of Ch$47,335 million in 2009 compared to a gain of Ch$3,807 million in 2008. In the first half of 2009, as a result of decreases in interest rates, we recognized gains from sales of our fixed income portfolio, which is mainly comprised of Central Bank bonds.

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These results were offset by the gain from conversion to pesos of assets and liabilities denominated in foreign currencies and hedge-accounted derivatives recorded as a gain in the foreign exchange transactions line item. Foreign exchange profit (loss), net totaled a net gain of Ch$163,241 million in 2009 compared to a loss of Ch$187,042 million in 2008. The appreciation of the Chilean peso in 2009 compared to a depreciation in 2008 explains this difference in results, which was largely offset by the mark-to-market of foreign exchange derivatives in net gains from trading and our mark-to-market as described above.

Other operating income totaled a gain of Ch$33,243 million in 2009, an 82.4% increase from Ch$18,222 million in 2008. The gains from the sale of Bank property, plant and equipment increased 510.7% to Ch$7,622 million. This result includes a one-time gain of Ch$7,072 million from the sale of a building in December 2009. Income from the reversal of provisions for non-specific contingencies increased to Ch$14,793 million in 2009 compared to 2008 (See Note 36(a) of the New Chilean GAAP Audited Consolidated Financial Statements). The Bank reversed in the second half of 2009 provisions for non-specific contingencies recognized at the beginning of 2009 and previous periods, as the Bank assigned specific credit provisions to loans in the provision for loan losses as a result of recalibration of its credit models.

Provisions for loan losses totaled Ch$287,983 million for the one year period ended December 31, 2009, an increase of 15.9% compared to the corresponding period in 2008. Gross provision expense increased by 50.1% to Ch$77,290 million in 2009 compared to the corresponding period in 2008. This increase was mainly due to the recalibration of our consumer credit scoring model, which resulted in approximately Ch$35,000 million in additional provisions of which Ch$32,000 million related to loans to individuals and Ch$3,000 million to the commercial loan book. Charge-offs in 2009 increased 7.8% compared to 2008, totaling Ch$295,831 million. This was mainly due to a 46.1% increase in charge-offs in the commercial loan portfolio in 2009 compared to 2008 which resulted from the economic downturn that adversely affected asset quality in various sectors of the economy. Recoveries on loans previously charged off increased by 3.6% from 2008.

Despite the rise in provision expense, operating income, net of provisions, increased 2.7% in 2009 compared to 2008 and totaled Ch$977,170 million.

Operating expenses in 2009 increased by 6.8% compared to 2008. The efficiency ratio improved from 37.9% in 2008 to 34.5% in 2009. Personnel salaries and expenses decreased by 9.0%, mainly due to a 5.3% reduction in average headcount, an 82.7% reduction in severance payments and other cost saving measures. Administrative expenses increased 2.3% in 2009 compared to 2008, mainly due to higher rent expenses for branch and ATM locations. Depreciation and amortization expense decreased by 2.1%, mainly due to lower depreciation expense of real estate as the Bank spent less on improvements and remodeling, and lower depreciation of intangibles as three important computer systems were fully depreciated in 2008.

Other operating expenses were Ch$44,405 million in 2009, a 6.8% increase compared to 2008, principally due to a 63.7% increase in expenses related to repossessed assets, which was a result of an increase in provisions for repossessed assets in line with the general economic downturn.

Net operating results, which are operating income net of provisions and operating expense, increased by 8.9% in 2009, compared to the corresponding period in 2008.

These operating results were offset by a 47.9% increase in income tax expense. The effective tax rate for 2009 was 16.92%, compared to 12.45% in the corresponding period in 2008, due to the change in our taxable income base. Our taxable income base changed as a result of the adoption of the new accounting standards, which eliminated price level restatement which in prior periods generated tax deductible losses. The statutory tax rate in Chile has not changed and continues to be 17% on income before taxes.

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Net interest income

Ch$ million, except percentages	Year ended December 31,		% Change
	2008	2009	2008/2009
Individuals	520,332	532,060	2.3%
Small and mid sized companies	220,058	228,928	4.0%
Institutional	17,591	18,789	6.8%
Total retail	757,981	779,777	2.9%
Total middle-market	113,223	114,432	1.1%
Global banking & markets	31,783	33,738	6.2%
Other(1)	(10,921)	(71,431)	554.1%
Net interest income	892,066	856,516	(4.0%)
Average interest-earning assets	15,681,754	16,265,592	3.7%
Average non-interest-bearing demand deposits	2,456,747	2,475,050	0.7%
Net interest margin(2)	5.7%	5.3%	—
Average shareholders’ equity and average non-interest-bearing demand deposits to total average interest-earning assets	24.0%	25.1%	—

(1)	Consists mainly of net interest income from Financial Management and the cost of funding our fixed income trading portfolio.

(2)	Net interest margin is net interest income divided by average interest-earning assets.

Our net interest income decreased 4.0% to Ch$856,516 million in the fiscal year ended December 31, 2009 from net interest income of Ch$892,066 million in the corresponding period in 2008. Average interest earning assets increased 3.7% in 2009 compared to 2008, principally reflecting a 5.1% increase in average loans, offset in part by a 16.6% decrease in financial investments.

Net interest margin in 2009 was 5.3% compared to 5.7% in the same period in 2008, reflecting the deflationary environment in 2009, offset in part by a higher spread loan mix. In the twelve month period ended December 31, 2009, the value of the UF declined by 2.4% compared to an increase of 9.3% in the same period of 2008. As we have more interest-earning assets than liabilities linked to the UF, our net interest income is negatively affected by deflation. In 2009, the average gap between UF-denominated interest-earning assets and UF-denominated average interest bearing liabilities was approximately Ch$2,689,614 million compared to Ch$2,439,563 million in the corresponding period in 2008.

Net interest income and margins were positively affected by the fall in short-term interest rates. As interest-bearing liabilities generally have shorter terms than interest-earning assets, a fall in short-term rates has a positive effect on our margins. The overnight interbank rate set by the Central Bank was lowered by 775 basis points in 2009 and is currently at 0.50%. As a result, the average nominal rate we paid on our interest-bearing liabilities was 2.6% in 2009 compared to 9.3% in 2008.

The evolution of net interest income by segment was as follows:

•
Net interest income from the retail banking segment increased by 2.9% in 2009 compared to the 2008, with increases of 2.3% in the individuals segment, 4.0% in the small and mid-sized companies segment and 6.8% to the institutional client segment. This increase in net interest income was mainly due to a 5.3% increase in average loans in retail banking in 2009 compared to 2008. Loans to small and mid-sized companies increased 0.7% and lending to institutions rose 25.9% in 2009 compared to 2008. Loan growth in Santander Banefe, the Bank’s business segment for mid-lower income individuals, decreased 12.7% in 2009 compared to 2008, reflecting the Bank’s increased selectivity in making loans in the context of 2009’s recessionary economic environment. This was offset by an 8.4% increase in lending to individuals in Banca Comercial that targets mainly mid-upper income individuals.

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•
Net interest income from the middle-market segment increased by 1.1%, due to higher margins in this segment as funding costs fell at a faster pace than the rate earned over interest-earning assets. This was achieved despite a 14.3% decline in loan volumes in the period being analyzed.

•
Net interest income from the global banking and markets segment increased by 6.2%. This was achieved despite a 46.2% decline in loan volumes in the period as this segment’s margins were positively impacted by the lower interest rate environment as funding costs declined more than lending rates.

•	The 554.1% increase in the loss in other net interest income principally resulted from the impact of the deflationary environment on our UF asset/liability gap, which is managed in this segment.

The following table shows our balances of loans and accounts receivables from customers and interbank loans by segment at the dates indicated.

	As of December 31,		Change
Loans by product	2008	2009	%
	(Ch$ million)
Individuals	6,859,547	7,287,925	6.2%
Small and mid sized companies	2,468,820	2,485,505	0.7%
Institutional	224,776	282,933	25.9%
Total retail	9,553,143	10,056,363	5.3%
Total middle-market	2,882,943	2,471,162	(14.3%)
Global banking & markets	2,221,144	1,194,706	(46.2%)
Other	23,858	29,045	21.7%
Total loans(1)	14,681,088	13,751,276	(6.3%)

(1)  Includes interbank loans.

Fee and commission income

The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the years ended December 31, 2008 and 2009.

	Year ended December 31,
	2008	2009	2008/2009
	(in millions of Ch$)		% Change
Collections	59,237	65,782	11.0%
Checking accounts and lines of credit	64,483	53,388	(17.2%)
Credit, debit and ATM cards	43,772	51,670	18.0%
Asset management	28,220	30,766	9.0%
Letters of credit	17,092	24,558	43.7%
Insurance brokerage	15,284	16,307	6.7%
Custody and brokerage services	6,538	6,532	(0.1%)
Office banking	1,944	2,552	31.3%
Other fees	6,559	2,575	(60.7%)
Total fees and commission income, net	243,129	254,130	4.5%

Net fees and commission income grew by 4.5% to Ch$254,130 million in the year ended December 31, 2009 compared to the same period of 2008.

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Fees from collections increased by 11.0% in the year ended December 31, 2009 compared to the same 2008 period. The fees from the collection of brokerage premiums on in-force credit insurance increased 28.4% in 2009 compared to 2008 and was the principal driver of this fee item.

Fees from checking accounts and lines of credit, which includes the maintenance fee for checking accounts and lines of credit and fees charged for the unauthorized overdraft of lines of credit, decreased 17.2% in 2009 compared to 2008. This decrease was principally due to a 68.5% decrease in fees from unauthorized overdrafts of credit lines, which fees were prohibited by the Superintendency of Banks beginning in May 2009.

Fees from credit, debit and ATM cards increased by 18.0%, reflecting increased usage of our credit cards, the total number of which remained substantially constant. As of December 2009, the Bank, with 33.1% of all bank credit cards in Chile, generated 38.2% of all monetary purchases in Chile. Billing was up 22.9% in real terms in 2009 compared to 8.1% for the rest of the market, excluding Santander.

Fees from our asset management business increased 9.0% in 2009 compared to 2008. Total funds under management increased 55.9% in the period being analyzed and totaled Ch$3,427,829 million (US$6.8 billion). The recovery of the local and global equity markets in 2009 resulted in an increase in funds under management. The Bank’s commercial teams have also proactively funneled customer deposits to mutual funds, which is a more profitable product for the Bank.

Fees were also driven by a 43.7% increase in fees from letters of credit and other contingent operations. This was mainly due to higher income from stand-by letters of credit from our foreign trade finance business and correspondent banking resulting from a differential pricing strategy, based on segmenting the client base more thoroughly.

Insurance brokerage fees increased by 6.7%. This was mainly due to greater business volumes in our insurance brokerage subsidiary and higher sale of insurance products through our website.

Custody and brokerage fees decreased 0.1% in 2009 compared to 2008. This was primarily due to the lower stock brokerage fees, especially in the first quarter of 2009 when equity market activity generally decreased due to perceived adverse market conditions in 2009.

Fees from office banking increased 31.3%. This was mainly due to increase on-line banking activities on behalf of middle-market and corporate clients.

Other fee income decreased by 60.7%. This was due in part to lower fees from the issuance of cashier’s checks and other services on behalf of companies which are now done more efficiently through automated processes but at lower prices.

The following table sets forth, for the periods indicated our fee income from our retail segment, broken down by sub-segment.

	Year ended December 31,
	2008	2009	2008/2009
	(in millions of Ch$)		% Change
Individuals	160,286	171,433	7.0%
Small and mid sized companies	39,931	41,917	5.0%
Institutional	1,789	1,962	9.7%
Total retail	202,006	215,312	6.6%
Total middle-market	16,846	20,567	22.1%
Global banking & markets	14,786	18,747	26.8%
Other	9,491	(496)	–%
Total fees and commission income, net	243,129	254,130	4.5%

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Retail banking fees increased by 6.5% in 2009 compared to 2008 mainly as a result of the increase in fees from credit and debit cards, asset management and insurance brokerage. This was partially offset by lower fees from checking accounts and lines of credit.

Fees in the middle market segment increased by 22.1% mainly as a result from the rise in fees from letters of credit and contingent operations and office banking fees. The fees from the global banking and markets segment increased by 26.8% mainly as a result of an increase in fees from letters of credit, investment banking, advisory services and office banking.

Financial transactions, net

The following table sets forth information regarding our income (expenses) from financial transactions in the year-ended December 31, 2008 and 2009.

	Year ended December 31,
	2008	2009	2008/2009
	(in millions of Ch$)		% Change
Net income from financial operations	273,477	3,887	(98.6%)
Foreign exchange profit (loss), net	(187,042)	163,241	–%
Total financial transactions, net	86,435	167,128	93.4%

The net gains from financial transactions, which is the sum of trading activities, mark-to-market adjustments and foreign exchange transactions totaled Ch$167,128 million for 2009, an increase of 93.4% compared to the corresponding period in 2008. These results include the results of our Treasury Department’s trading business and financial transactions with customers as well the results of our Financial Management division.

The net income from financial operations was Ch$3,887 million in 2009, a decrease of 98.6% compared to 2008. This lower result was mainly due to the appreciation of the Chilean peso and its effect on the mark-to-market of foreign currency derivatives, which was a loss of Ch$102,825 million, compared to a gain of Ch$178,883 million in the same period in 2008. These lower results were also due to lower interest income from our investments classified as trading. This was mainly due to the deflation in the period, which lowered the interest earned on these assets. These results were offset in part by the mark-to-market and the realized gains from our available-for-sale fixed income portfolio. These results totaled a gain of Ch$47,335 million in 2009 compared to a gain of Ch$3,807 million in 2008. In the last quarter of 2008, we increased our domestic bond portfolio as a result of the strong inflow of deposits and the high interest rate environment. In the first half of 2009, as interest rates decreased we recognized gains from our fixed income portfolio. This portfolio is mainly comprised of Central Bank bonds.

	Year ended December 31,
	2008	2009	2008/2009
	(in millions of Ch$)		% Change
Derivatives classified as trading	178,883	(102,825)	–%
Trading investments	77,222	49,220	(36.3%)
Sale of loans	15,017	9,231	(38.5%)
Available-for-sale instruments	3,807	47,335	1143.4%
Other results	(1,452)	926	(163.8%)
Net income from financial operations	273,477	3,887	(98.6%)

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These results were offset by the conversion gain of assets and liabilities denominated in foreign currencies and hedge-accounted derivatives recorded as a gain in the foreign exchange transactions line item. The derivatives included in this line item are mainly cross-currency swaps that hedge interest rate risk of bonds issued abroad. Foreign exchange profit (loss), net totaled a net gain of Ch$163,241 million in 2009 compared to a loss of Ch$187,042 million in 2008. The appreciation of the Chilean peso in 2009 compared to a depreciation in 2008 explains this difference in results and which was largely offset by the mark-to-market of foreign exchange derivatives in net gains from trading and mark-to-market as described above.

	Year ended December 31,
	2008	2009	2008/2009
	(in millions of Ch$)		% Change
Foreign exchange transactions	(402,927)	401,695	–%
Hedge-accounted derivatives	243,979	(266,221)	–%
Translation gains and losses over assets and liabilities indexed to foreign currencies	(28,094)	27,767	–%
Net results form foreign exchange profit (loss)	(187,042)	163,241	–%

Excluding derivatives that qualify for hedge accounting, the conversion and mark-to-market of foreign currency derivatives are for the most part recognized as a gain or loss in the net results from mark-to-market and trading and not as foreign exchange transactions. This distorts the results from mark-to-market and trading and foreign exchange transactions. In order to more easily compare the results from financial transactions, net, we present the following table that separates the results by line of business.

	Year ended December 31,
	2008	2009	% Change
	(In million of Chilean pesos)
Santander Global Connect and market-making	89,659	89,847	0.2%
Proprietary trading	4,311	14,360	233.1%
Sale of loans and charged-off loans	15,017	9,231	(38.5%	)
Financial Management (ALCO) & other results	(22,552)	53,690	–
Total financial transactions, net	86,435	167,128	93.4%

The results from Santander Global Connect (SGC) and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. Santander Global Connect is a specialized platform designed to facilitate the sale of derivatives to a broad range of companies in all segments and through the branch network. In 2009, the results from SGC and market-making increased by 0.2% to Ch$89,847 million.

The results from proprietary trading totaled a gain of Ch$14,360 million in 2009 compared to a gain of Ch$4,311 million in 2008. The sharp reduction in rates, especially in the first half of 2009, had a positive effect on our proprietary trading positions compared to the surge in inflation and rates in 2008.

The results from the Financial Management Division and other results totaled a gain of Ch$53,960 million in 2009 compared to a loss of Ch$22,552 million in 2008. The Financial Management Division manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, shareholders’ equity and liquidity. The aim of the Financial Management Division is to inject stability and recurrence into the net interest income of commercial activities and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk. The gain recognized by the Financial Management Division was mainly due to the sale of available- for-sale fixed income instruments as rates fell, especially in the first quarter of 2009 in order to offset the negative impact of deflation on net interest margins.

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Other operating income

	Year ended December 31,
	2008	2009	% Change
	(In million of Chilean pesos)
Gain on sales of assets received in lieu of payment	3,168	2,462	(22.3%)
Recovery of charged-off of assets received in lieu of payment	5,676	4,944	(12.9%)
Income on assets received in lieu of payment	8,844	7,406	(16.3%)
Net results from sale of investment in other companies	4,348	1,859	(57.2%)
Operational leases	1,304	1,123	(13.9%)
Gain on sale of Bank premises and equipment	1,248	7,622	510.7%
Recovery of provisions for non-specific contingencies	1,246	14,793	1,087.2%
Other	1,232	440	(64.3%)
Sub-total other income	5,030	23,978	175.5%
Total other operating income	18,222	33,243	82.4%

Other operating income totaled a gain of Ch$33,243 million in 2009, an 82.4% increase from Ch$18,222 million in 2008. In 2009, income from repossessed assets totaled Ch$7,406 million, a 16.3% decline compared to the corresponding period in 2008, mainly due to the economic downturn, which led to us holding on to repossessed assets for longer periods. The lower recovery of charged-off assets is a result of a repossessed asset base comprised of recently repossessed assets, which leads to a lower amount being charged-off and, therefore, lower income from recovery of charged-off assets. Income from the sale of investments in other companies decreased by 57.2% mainly as a result of a Ch$1,847 million gain from the sale of shares in Visa Inc. and MasterCard in the first half of 2009, compared to a Ch$974 million one-time gain from the sale of shares in the Santiago Stock Exchange and a Ch$3,368 million one-time gain from the sale of shares in Visa Inc. in the first half of 2008.

The gains from the sale of Bank premises and equipment increased 510.7% to Ch$7,622 million. This result includes a one-time gain of Ch$7,072 million from the sale of a building in December 2009.

Finally, gains from the recovery of provisions for non-specific contingencies increased 1,087.2% to Ch$14,793 million. This figure includes the reversal during 2009 of non-specific contingencies, recognized at the beginning of 2009 and previous periods, as the Bank assigned specific credit provisions to loans, which were reflected under provision for loan losses, as a result of recalibration of its credit models (See Provision Expense and Note 36(a) to the New Chilean GAAP Audited Consolidated Financial Statements).

Provision for loan losses

The following table sets forth, for the periods indicated, certain information relating to our provision expenses.

	Year ended December 31,
	2008	2009	2008/2009
	(in millions of Ch$)		% Change
Gross provision expenses(1)	(51,505)	(77,290)	50.1%
Charge-offs	(274,372)	(295,831)	7.8%
Recoveries of loans previously charged-off	37,894	39,274	3.6%
Provision expenses, net	(287,983)	(333,847)	15.9%
Period-end loans(2)	14,681,088	13,751,276	(6.3%	)
Past due loans(3)	160,824	193,250	20.2%
Non-performing loans(4)	383,458	409,067	6.7%
Substandard loans(5)	870,259	1,485,737	70.7%
Loan loss allowance(6)	274,240	349,527	27.5%

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	Year ended December 31,
	2008	2009	2008/2009
	(in millions of Ch$)		% Change
Non-performing loans / period-end loans(4)	2.61%	2.97%
Past due loans / period-end loans	1.10%	1.41%
Expected loan loss ratio(7)	1.87%	2.54%
Coverage ratio non-performing loans(8)	71.5%	85.4%
Coverage ratio past due loans(9)	170.5%	180.9%

(1)	Net of the reversal of allowances on loans charged off during the period.

(2)	Includes Ch$95,534 million in 2008 and Ch$23,409 million in 2009 in interbank loans.

(3)	Past-due loans all are installments and lines of credit that are over 90 days overdue.

(4)
Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days overdue. December 31, 2008 non-performing loans amount is as reported on January 1, 2009.

(5)
Substandard loans prior to December 2009 include: (i) all non-performing loans, (ii) all renegotiated consumer loans, and (iii) all commercial loans that are at risk of default. As of December 31, 2009 substandard loans include: (i) all loans to a single client that are evaluated on a group basis, including performing loans, that have a loan classified as non-performing (ii) all renegotiated consumer loans and (iii) all commercial loans at risk of default. See Note 10(a) of the Consolidated Financial Statements. As a result of this change in definition substandard loans as of December 31, 2009 are not comparable to December 31, 2008 figures.

(6)	Includes Ch$35 million in 2008 and Ch$42 million in 2009 in loan loss allowances for interbank loans.

(7)	Loan loss allowance divided by total loans.

(8)	Loan loss allowance divided by non-performing loans.

(9)	Loan loss allowance divided by past due loans.

Net provision expense for loan losses totaled Ch$287,983 million for the year ended December 31, 2009, an increase of 15.9% compared to to 2008.

Gross provision expense increased by 50.1% to Ch$77,290 million in 2009 compared to the corresponding period in 2008. This rise was mainly due to the recalibration of our consumer credit scoring model. All consumer loans are now assigned a provision at the moment a loan is granted that depends on the risk profile of the client. In addition, the historical time period used for statistically determining the risk level of consumer loans was shortened in the first half of 2009 from 21 months to 18 months for non-renegotiated loans and 12 months for renegotiated loans. This recalibration was done in order to increase the weighting of the time period in which the economic downturn has been affecting the risk levels of the consumer loan book. The Bank also made some adjustments to its commercial loan portfolio credit scoring models in 2009. In total these changes resulted in approximately Ch$35,000 million in additional provisions in 2009 of which Ch$32,000 million were with respect to loans to individuals and Ch$3,000 million the commercial loan book. The rise in gross provisions was also due to an increase in risk of the commercial loan book, especially in the salmon sector. During 2009, we also sought to reduce exposure to the riskiest consumer loans. Loan growth in Santander Banefe, the Bank’s business segment for mid-lower income individuals, decreased 12.7% in 2009 compared to 2008. This was offset by an 8.4% increase in lending to individuals in Banca Comercial that encompasses mainly the mid-upper income individuals. The following table shows provision expense by type of loan:

Gross provision expense by loan product	Year ended December 31,
	2008	2009	2008/2009
	(in millions of Ch$)		% Change
Consumer loans	(12,206)	(19,030)	55.9%
Residential mortgage loans	(3,044)	(3,903)	28.2%
Commercial loans	(35,813)	(53,042)	48.1%
Contingent loans (off-balance sheet)	(407)	(1,308)	221.4%
Interbank loans	(35)	(7)	80.0%
Total gross provisions	(51,505)	(77,290)	50.1%

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Charge-offs increased 7.8% in 2009 compared to 2008, totaling Ch$295,831 million. This was mainly due to a 46.1% increase in charge-offs in the commercial loan portfolio in 2009 compared to 2008 as a result of the economic downturn that hurt asset quality in various sectors of the economy. Charge-offs in the consumer loan portfolio increased 1.1%.  The following table shows charge-offs by type of loan.

Charge-offs by loan product	Year ended December 31,
	2008	2009	2008/2009
	(in millions of Ch$)		% Change
Consumer loans	(236,405)	(239,005)	1.1%
Residential mortgage loans	(5,032)	(8,708)	73.1%
Commercial loans	(32,935)	(48,118)	46.1%
Total charge-offs	(274,372)	(295,831)	7.8%

Recoveries on loans previously charged off increased by 3.6% in from to 2008. This was mainly due to increased collection efforts by our commercial teams, whose compensation was revised in 2009 to provide greater incentives to increase recoveries. The increased participation by our commercial teams in the recovery process and our efforts toward controlling initial non-performance has had a positive effect on the levels of loan loss recoveries in the period.

Recovery of loans previously charged-off	Year ended December 31,
	2008	2009	2008/2009
	(in millions of Ch$)		% Change
Consumer loans	26,718	28,268	5.8%
Residential mortgage loans	1,932	2,560	32.5%
Commercial loans	9,244	8,446	(8.6%	)
Total recoveries	37,894	39,274	3.6%

Asset quality indicators deteriorated in 2009 as a result of the economic recession, but with a more favorable evolution in the second half of the year. The expected loss ratio, loan loss allowances over total loans, which measures how much we expect to lose on our loan book, according to our internal models and the Superintendency of Banks guidelines, reached 2.54% as of December 31, 2009 compared to 1.87% as of December 31, 2008. The ratio of past due loans as a percentage of total loans reached 1.41% as of December 31, 2009 compared to 1.10% as of December 31, 2008. Total non-performing loans, a new measure of asset quality introduced in 2009, which includes not only the past due installments, but also the full balance of any loan with one or more installments more than 90 days overdue, reached 2.97% as of December 31, 2009 compared to 2.61% as of December 31, 2008.

We believe that our loan loss allowances are currently adequate for all known and expected losses. In 2010 our required loan loss allowances will be impacted by two events, in addition to the normal evolution of our business:

(i) New Guidelines of Provision Levels for Commercial Loans in 2010

Commencing in January 2010, all banks must now include in the calculation of expected loss and reserve levels a percentage of off -balance sheet contingent loans. This includes, among other things, undrawn lines of credit unused credit card lines, stand-by letters of credit and other operations guaranteed by the Bank. The impact of this change is expected to be approximately Ch$65 billion and will be charged against equity in the first quarter of 2010.

45

Secondly, new categories have been established for the rating and expected loss calculation of performing and substandard commercial loans. Beginning in July 2010 banks must use the models developed by the Superintendency of Banks to determine the probability of default rather than internal models for performing commercial loans. At the same time, Loss Given Default estimations (as defined in “Item 5: F. Selected Statistical Information—Loans by Economic Activity” in our 2008 20-F) will temporarily not be permitted and banks must only use liquid collateral in the calculation of expected losses. In 2012, when the Chilean financial system adopts Basel II, banks will be allowed to return to their internal models to determine probabilities of default for performing commercial loans and to use Loss Given Default estimations. These modifications must be implemented in July 2010 and we estimate will result in an after-tax charge against income of Ch$70,716 million, although the actual amount of the charge could vary depending upon our loan portfolio growth and the higher level of collateral the Bank may obtain from clients.

(ii) Impact of Earthquake on Asset Quality

On February 27, 2010, areas of Chile were affected by an earthquake. These areas should be negatively affected economically and therefore asset quality indicators should deteriorate in these areas. The Bank’s loan exposures to the areas most affected (Regions VI-VIII) is approximately Ch$1,658,845 million or 11.8% of the Bank’s loan portfolio as of February 28, 2010. We are currently unable to estimate the extent of the earthquake’s impact on asset quality because not enough time has passed since the earthquake, although the impact could be material. See “Risk Factors— The recent earthquake in Chile is likely to adversely affect the quality of our loan portfolio in segments of the Chilean economy that have been negatively affected and, as a result, is likely to negatively affect, as a result, is likely to negatively .”

Operating expenses

The following table sets forth information regarding our operating expenses in the year ended December 31, 2008 and 2009.

	Year ended December 31,
	2008	2009	2008/2009
	(in millions of Ch$)		% Change
Personnel salaries and expenses	(246,775)	(224,484)	(9.0%	)
Administrative expenses	(133,682)	(136,712)	2.3%
Depreciation and amortization	(47,627)	(46,623)	(2.1%	)
Impairment	(84)	(75)	(10.7%	)
Other operating expenses	(41,594)	(44,405)	6.8%
Total operating expenses	(469,762)	(452,299)	(3.7%	)
Efficiency ratio (1)	37.9%	34.5%

(1)	The efficiency ratio is the ratio of total operating expenses to total operating income. Total operating income consists of net interest income, fee income, and other operating income.

Operating expenses in 2009 decreased by 3.7% compared to 2008. The efficiency ratio improved from 37.9% in 2008 to 34.5% in 2009. The 9.0% decrease in personnel salaries and expenses was mainly due to the 5.3% reduction in average headcount, an 82.7% reduction in severance payments and other cost saving measures.

Administrative expenses increased 2.3% in 2009 compared to 2008, mainly due to higher rent expenses for branch and ATM locations.

Depreciation and amortization expense decreased by 2.1%, mainly due to lower depreciation expense of real estate as we spent less on improvements and remodeling and lower depreciation of intangibles as three important computer systems completed their depreciation schedule in 2008.

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	Year ended December 31,
Other operating expenses	2008	2009	% Change
	(in million of Chilean pesos)
Repossessed asset expenses	8,474	13,871	63.7%
Credit card expenses	7,286	5,902	(19.0%	)
Customer service expenses	9,366	8,807	(6.0%	)
Other expenses	16,468	15,825	(3.9%	)
Total	41,594	44,405	6.8%

Other operating expenses were Ch$44,405 million in 2009, a 6.8% increase compared to 2008. Other operating expenses include provisions and expenses related to repossessed assets, expenses related to our credit card business, customer service expenses mainly related to our call-center and other expenses such as non-credit charge-offs, the cost of insurance policies (mainly life insurance) over products, tax paid on interest of foreign debt issued by us. Other operating expenses also include provisions for contingencies that may be non-specific credit or other impairments such as tax and legal contingencies. The rise in other expenses was mainly due to a 63.7% rise in expenses related to repossessed assets, which was a results of an increase in provisions for repossessed assets in line with the economic downturn.

Income tax

	Year ended December 31,
	2008	2009	2008/2009
	(in millions of Ch$)		% Change
Income before tax	482,739	525,168	8.8%
Income tax	(60,087)	(88,862)	47.9%
	12.4%	16.9%

(1)	The effective tax is the income tax divided by net income before tax.

Our income tax expense increased by 47.9% in 2009 compared to 2008. As a consequence of the adoption of new accounting standards, our taxable income base changed, mainly as a result of the elimination of price level restatement. In a positive inflationary environment, we previously recognized a tax deductible loss from price level restatement in our income statement. In 2008, we recognized in our historical income statement a Ch$78,027 million loss from price level restatement. Historical and non-restated income before taxes in 2008 totaled Ch$394,745 million. The effective tax rate paid on non-restated historical income before taxes was 16.1% in 2008 compared to 16.9% in 2009. The statutory tax rate in Chile has not changed and is 17% on income before taxes.

	Year ended December 31,
	2008 (historical non-restated)	2009	2008/2009
	(in millions of Ch$)		% Change
Income before tax	394,745	525,168	21.5%
Income tax	(63,728)	(88,862)	26.6%
Effective tax rate(1)	16.1%	16.9%

(1)	The effective tax is the income tax divided by net income before tax.

Results of Operations for the Years Ended December 31, 2007 and 2008

Please see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2006, 2007” and 2008” in our 2008 20-F for a discussion of our results of operations for the years ended December 31, 2007 and 2008. Such discussion is based on Old

47

Chilean GAAP and is not comparable to the discussion in “—Results of Operations for the Years Ended December 31, 2008 and 2009” above, which is based on New Chilean GAAP.

48

Credit Risk Ratings

Our foreign currency deposit ratings are equivalent to the Chilean sovereign ratings. In the case of Moody’s, our senior debt denominated in foreign currency currently exceed the sovereign ratings. In July 2009, Moody’s downgraded our foreign currency senior and subordinated bond ratings, local currency deposit ratings, following a similar action on the ratings of our parent company, Banco Santander Spain. At the same time, Moody’s maintained its outlook positive on our foreign currency deposit ratings in line with their positive outlook for Chile’s sovereign ratings. Any adverse revisions to our parent company’s ratings and/or Chile’s credit ratings for domestic and international debt by international rating agencies may adversely affect our ratings. Our ratings may also be negatively affected by a worsening of our financial condition, especially in terms of asset quality indicators.

Our current credit ratings from three international agencies are set forth below.

Moody’s	Rating

Long-term foreign currency bank deposits	A1 (Outlook positive)
Senior bonds	Aa3 (Outlook stable)
Subordinated debt	A1 (Outlook stable)
Bank Deposits in Local Currency	Aa3 (Outlook stable)
Bank financial strength	B- (Outlook stable)
Short-term deposits	P-1 (Outlook stable)

Standard & Poor’s	Rating
Long-term Foreign Issuer Credit	A+
Long-term Local Issuer Credit	A+
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1
Outlook	Stable

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Individual rating	B
Outlook	Stable

Risk-Weighted Assets and Regulatory Capital

We currently have regulatory capital in excess of the minimum requirement under the current Chilean regulations. According to the General Banking Law, a bank is required to have regulatory capital of at least 8% of its risk weighted assets, net of required loan loss allowances, and paid in capital and reserves (i.e., the basic capital, as defined above) of at least 3% of its total assets, net of required loan loss allowances. For these purposes, the regulatory capital of a bank is the sum of (1) the bank’s basic capital, (2) subordinated bonds issued by the bank valued at their placement price for an amount up to 50% of its basic capital; provided that the value of the bonds is required to be decreased by 20% for each year that elapses during the period commencing six years prior to their maturity, and (3) its voluntary allowances for loan losses, for an amount of up to 1.25% of its risk weighted assets. Santander Chile does not have goodwill, but if it did, this value would be required to be deducted from regulatory capital. When calculating risk weighted assets, the Bank also includes off-balance sheet contingent loans. The merger of Old Santander-Chile and Santiago required a special regulatory pre-approval of the Superintendency of Banks, which was granted on May 16, 2002. The resolution granting this pre-approval imposed a regulatory capital to risk weighted assets ratio of 12% for the merged bank. This requirement was reduced to 11% by the Superintendency of Banks effective January 1,

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2005. For purposes of weighing the risk of a bank’s assets, the General Banking Law considers five different categories of assets, based on the nature of the issuer, the availability of funds, and the nature of the assets and the existence of collateral securing such assets.

The following table sets forth our consolidated and risk-weighted assets and regulatory capital as of December 31, 2008 and 2009.

	Consolidated assets		Risk-weighted assets
	December 31, 2008(1)	December 31, 2009(1)	December 31, 2008(1)	December 31, 2009(1)
	(Ch$ million)
Asset Balance (Net of provisions)
Cash and deposits in bank	855,411	2,043,458	-	-
Unsettled transactions	335,405	468,134	58,580	191,287
Trading investments	1,166,426	798,539	97,594	41,918
Investments under resale agreements	-	14,020	-	14,020
Financial derivative contracts	1,459,901	1,391,886	844,892	837,692
Interbank loans	95,499	23,370	19,100	4,674
Loans and accounts receivables from customers	14,311,349	13,378,379	12,721,633	11,717,337
Available for sale investments	1,580,240	1,830,090	167,995	154,089
Investments in other companies	7,277	7,417	7,277	7,417
Intangibles assets	68,232	77,260	68,232	77,260
Property, plant and equipment	200,389	184,122	200,389	184,122
Current taxes	18,715	4,541	1,872	454
Deferred taxes	88,825	95,229	8,883	9,523
Other assets	508,655	452,559	382,452	269,313
Off-balance sheet assets
Contingent loans	1,240,690	1,160,118	735,126	693,009
Total	21,937,014	21,929,122	15,314,025	14,202,115

			Rate
	December 31	December 31	December 31		December 31
	2008	2009	2008		2009
	(Ch$ million)%				%
Core capital	1,489,689	1,658,316	6.79	(3)	7.56	(2)
Regulatory capital	2,104,225	2,214,092	13.74	(4)	15.59	(3)

(1)	Figures do not include Special Purpose Entities.

(2)	As a percentage of total assets

(3)	As a percentage of risk weighted assets (BIS ratio)

For more information on our regulatory capital and reserves, please see Note 26 of our New Chilean GAAP Consolidated Financial Statements. Commencing in January 2010, all banks must now include in the calculation of loan loss allowances and risk weighted assets a specified percentage of off-balance contingent loans. This includes, among others, lines of credit approved but not disbursed, unused credit card lines, stand-by letters of credit and other operations guaranteed by the Bank. The impact of this change is expected to be approximately Ch$65,000 million, which will be charged against equity in the first quarter of 2010 and will also result in an increase in risk weighted assets. As a result of this impact and further loan growth, as of March 31, 2010 the Bank’s BIS ratio is expected to be approximately 14.0%. Commencing in July 2010, for performing commercial loans, all banks must also use models developed by the Superintendency of Banks to determine the probability of default and not internal models. We expect the impact of this change will cause the Bank’s BIS ratio to decline by approximately 0.50% at that time. Although the additional provisions required by first-time application of the foregoing standards will be charged directly to equity, going forward, all additional provisions will be required to be charged to income.

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Financial Investments

The following table sets forth our investment in Chilean government and corporate securities and certain other financial investments at the dates indicated. Financial investments that have a secondary market are carried at market value. All other financial investments are carried at acquisition cost, plus accrued interest and indexation readjustments, as applicable. Interest income from the trading portfolio is no longer included as interest income, but as income from trading and mark-to-market of securities.

a) Trading

	As of December 31,
	2008	2009
	(in millions of Ch$)
Chilean Central Bank and Government Securities
Chilean Central Bank bonds	786,263	667,703
Chilean Central Bank notes	218,355	63,868
Other Chilean Central Bank and government securities	71,739	29,806
Subtotal	1,076,357	761,377
Other Chilean Securities
Time deposits in Chilean financial institutions	-	-
Mortgage bonds of Chilean financial institutions	2,787	11
Chilean financial institutions bonds	3,030	-
Chilean corporate bonds	24,832	-
Other Chilean securities	-	-
Subtotal	30,649	11
Foreign Financial Securities
Other foreign financial instruments	-	-
Subtotal	-	-
Investments in mutual funds
Funds managed by related entities	59,420	37,151
Subtotal	59,420	37,151

Total	1,166,426	798,539

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b) Available for sale

	As of December 31,
	2008	2009
	(in millions of Ch$)
Chilean Central Bank and Government Securities
Chilean Central Bank bonds	690,123	1,063,879
Chilean Central Bank notes	49,204	264,011
Other Chilean Central Bank and government securities	93,128	212,362
Subtotal	832,455	1,540,252
Other Chilean Securities
Time deposits in Chilean financial institutions	1,305	41,407
Mortgage bonds of Chilean financial instiutions	284,033	236,847
Chilean corporate bonds	13,522	11,584
Subtotal	298,860	289,838
Others Financial Securities
Central Bank and Government Foreign Securities	-	-
Other Foreign financial securities(1)	448,925	-
Subtotal	448,925	-

Total	1,580,240	1,830,090

(1)	Corresponds to overnight dollar deposits in the U.S.

c) Held-to-maturity

No financial investments were classified as held-to-maturity as of December 31, 200 and 2009.

Deposits and Other Borrowings

Deposits

As of December 31, 2008 and 2009, deposits are summarized as follows:

	December 31, 2008	December 31, 2009
	Ch$ million
Deposits and other demand liabilities
Checking accounts	2,268,991	2,776,607
Other demand liabilities	206,347	303,495
Other sight liabilities	472,824	453,432
Total	2,948,162	3,533,534
Time deposits and other time liabilities
Time deposits	9,476,024	4,219,392
Time saving accounts	102,951	98,985
Other time liabilities	177,291	2,856,880
Total	9,756,266	7,175,257

Total Deposits	12,704,428	10,708,791

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Total Borrowings

	December 31, 2008
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank Credit loans for renegotiations of loans (a)	-	3,012	3,012
Investment under repurchase agreements	853	561,370	562,223
Mortgage finance bonds	289,913	54,767	344,680
Senior bonds	1,362,198	256,582	1,618,780
Subordinated bonds	687,912	-	687,912
Borrowings from domestic financial institutions	-	5,003	5,003
Foreign borrowings	309,055	1,107,997	1,417,052
Other obligations	32,277	99,041	131,318
Total borrowings	2,682,208	2,087,772	4,769,980

	December 31, 2009
	Long-term	Short-term	Total
	(in millions of Ch$)
Central Bank credit loans for renegotiations of loans (a)	-	1,850	1,850
Investment under repurchase agreements	-	1,114,605	1,114,605
Mortgage finance bonds (b)	213,853	50,011	263,864
Senior bonds (c)	1,901,972	166,814	2,068,786
Subordinated bonds (d)	592,026	-	592,026
Borrowings from domestic financial institutions	-	26,301	26,301
Foreign borrowings (e)	206,343	1,812,296	2,018,639
Other obligations (f)	109,013	37,898	146,911
Total borrowings	3,023,207	3,209,775	6,232,982

(a)     Interbank borrowings

As of December 31, 2009 and December 31, 2008, interbank borrowings are summarized as follows:

	December 31, 2009	December 31, 2008
	Ch$ million
Central Bank borrowings	1,850	3,012
Financial entities borrowings	26,301	5,003
Foreign Financial entities borrowings	2,018,639	1,417,052

Total	2,046,790	1,425,067

(b)     Credit lines for renegotiations of loans

Central Bank borrowings include credit lines for the renegotiations of loans and other Central Bank borrowings. These credit lines were provided by the Central Bank for the renegotiations of loans due to the need to refinance debts as a result of the economic recession and crisis of the banking system in the early 1980’s. The lines for the renegotiations, which are considered long-term, are related with mortgage loans linked to the UF index and bore a real annual interest rate of 3% as of December 31, 2008 and 2009. The maturities of the outstanding amounts due under these credit lines, which are considered long-term, are as follows:

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At December 31, 2009
(in millions of Ch$)
Due within 1 year	1,850
Total	1,850

(c)     Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a real weighted-average annual interest rate of 4.6% and 4.7% as of December 31, 2008 and 2009, respectively. The following table sets forth the remaining maturities of our mortgage finance bonds at December 31, 2009.

At December 31, 2009
(in millions of Ch$)
Due within 1 year	50,011
Due after 1 year but within 2 years	31,804
Due after 2 years but within 3 years	28,574
Due after 3 years but within 4 years	23,277
Due after 4 years but within 5 years	27,350
Due after 5 years	102,848
Total mortgage finance bonds	263,864

(d)     Senior Bonds

The following table sets forth, at the dates indicated, our issued bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio.

	At December 31,
	2008	2009
	(in millions of Ch$)
Santander bonds denominated in US$	1,362,198	1,660,877
Santander bonds denominated in UF	256,582	407,909
Total bonds	1,618,780	2,068,786

The maturities of these bonds are as follows:

At December 31, 2009 (in millions of Ch$)
Due within 1 year	166,814
Due after 1 year but within 2 years	218,339
Due after 2 years but within 3 years	438,446
Due after 3 years but within 4 years	378,064
Due after 4 years but within 5 years	171,647
Due after 5 years	695,476
Total bonds	2,068,786

In 2009 the Bank also issued senior bonds for UF 16,289,000 and USD 800,000.000.
Bonds Series	Amount	Term	Issue Rate	Issue Date	Maturity Date
F1	UF 3,000,000	8 years	3.50% per annum simple	5/2/2008	5/2/2016
F2	UF 2,379,000	9 years	4.20% per annum simple	9/1/2008	9/1/2017

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Bonds Series	Amount	Term	Issue Rate	Issue Date	Maturity Date
F3	UF 3,000,000	5 years	4.50% per annum simple	2/1/2009	2/1/2014
F4	UF 3,000,000	4 years	4.50% per annum simple	2/1/2009	2/1/2013
F5	UF 3,000,000	4.5 years	2.50% per annum simple	5/1/2009	11/1/2013
F6	UF 3,000,000(*)	5 years	3.50% per annum simple	9/1/2009	9/1/2014
F7	UF 3,000,000(**)	4.5 years	3.30% per annum simple	11/1/2009	5/1/2014
Total	UF 20,379,000
144 A	USD 500,000,000	3 years	2.88% per annum simple	11/13/2009	11/13/2012
144 A	USD 300,000,000	3 years	2.88% per annum simple	11/13/2009	11/13/2012
Total	USD 800,000,000

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(e)     Subordinated bonds

The following table sets forth, at the dates indicated, the balances of our subordinated bonds. The following table sets forth, at the dates indicated, our issued subordinated bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio and can be considered in the Bank’s regulatory capital.

	At December 31,
	2008	2009
	(in millions of Ch$)
Subordinated bonds denominated in US$	364,410	278,087
Subordinated bonds linked to the UF	323,502	313,939
Total subordinated bonds	687,912	592,026

The maturities of these bonds, which are considered long-term, are as follows.

At December 31, 2009
(in millions of Ch$)
Due within 1 Year	-
Due after 1 year but within 2 years	12,899
Due after 2 years but within 3 years	119,211
Due after 3 years but within 4 years	-
Due after 4 years but within 5 years	158,876
Due after 5 years	301,040
Total subordinated bonds	592,026

In 2009, the Bank issued subordinated bonds in the local market for UF 300,000 (Ch$6,283 million), as follows:

Subordinated bonds
Series	Amount	Term	Issue rate	Issue date	Maturity date
G2 (*)	UF 300,000	30 years	4.8% per annum simple	9/1/2008	3/1/2038
Total	UF 300,000

(f)      Foreign borrowings

These are short-term and long-term borrowings from foreign banks used to fund our foreign trade business. The maturities of these borrowings are as follows.

At December 31, 2009
(in millions of Ch$)
Due within 1 Year	1,812,296
Due after 1 year but within 2 years	206,343
Total foreign borrowings	2,018,639

The foreign borrowings are denominated principally in U.S. dollars, and are principally used to fund the Bank’s foreign trade loans, and bear an annual average interest rate of 3.9% and 1.4% at December 31, 2008 and 2009, respectively.

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(g)     Other obligations

Other obligations are summarized as follows.

At December 31, 2009
(in millions of Ch$)
Due after 1 year but within 2 years	4,583
Due after 2 years but within 3 years	3,515
Due after 3 years but within 4 years	3,556
Due after 4 years but within 5 years	27,868
Due after 5 years	69,491
Total long term obligations	109,013
Amounts due to credit card operators	31,045
Other obligations, due in less than 1 year	6,853
Total short-term obligations	37,898
Total other obligations	146,911

Other Off-Balance Sheet Arrangements and Commitments

In the ordinary course of our business, we are party to transactions with off balance sheet risk in the normal course of our business. These transactions expose us to credit risk in addition to amounts recognized in the consolidated financial statements. The most important off-balance sheet item are contingent loans. Contingent loans consist of guarantees granted by us in Ch$, UF and foreign currencies (principally US$), unused letters of credit and commitments to extend credit such as overdraft protection and credit card lines of credit. Such commitments are agreements to lend to a customer at a future date, subject to the customer compliance with the contractual terms. Since a substantial portion of these commitments is expected to expire without being drawn upon, the total amount of commitments does not necessarily represent our actual future cash requirements. We use the same credit policies in making commitments to extend credit as we do for granting loans. In the opinion of our management, our outstanding commitments do not represent an unusual credit risk.

The following table presents the Bank’s outstanding contingent loans as of December 31, 2008 and 2009:

	As of December 31,
	2008	2009
	(in millions of Ch$)	(in millions of Ch$)

Issued and documented letters of credit	181,381	155,956
Confirmed foreign letters of credit	122,783	35,818
Documented guarantees	766,727	655,780
Other guarantees	172,568	169,931
Subtotals	1,243,459	1,017,485
Lines of credit with immediate availability	4,041,849	4,615,787
Totals	5,285,308	5,633,272

From time to time, the Bank enters into agreements to securitize certain assets by selling those assets to unconsolidated and unaffiliated entities, which then sell debt securities secured by those assets. These sales are non recourse to the Bank. However, in the past, the Bank has occasionally purchased subordinated bonds issued by the unconsolidated entity. At December 31, 2009, we did not hold any of these subordinated bonds in our investment portfolio.

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Asset and Liability Management and Market Risk

Our policy with respect to asset and liability management is to capitalize on our competitive advantages in treasury operations, maximizing our net interest income and return on assets and equity with a view to interest rate, liquidity and foreign exchange risks, while remaining within the limits provided by Chilean banking regulations. Subject to these constraints, we constantly have mismatched positions with respect to interest rates, inflation-linked assets and liabilities and foreign currencies.

Our asset and liability management policies are developed by the Asset and Liability Committee (the “ALCO”) following guidelines and limits established by our Board of Directors, Banco Santander Spain’s Global Risk Department and our Market Risk and Control Department. The ALCO is composed of the Chairman of the Board, four additional members of the Board, the Chief Executive Officer, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of the Treasury Division, the Financial Controller and other senior members of management. Senior members of Santander Chile’s Finance Division meet monthly on a formal basis with the ALCO and outside consultants. Following guidelines set by Santander Spain, the ALCO is responsible for developing financial strategies and policies regarding our asset and liability structure together with our Financial Management Division. The aim of the Financial Management Division is to inject stability and recurrence into the net interest income of commercial activities and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk. Our Market Risk and Control Department carries out the day-to-day measurements of the risks taken by the ALCO.

The Market Committee is responsible for establishing our policies, strategies, procedures and limits with respect to our trading portfolio in line with the policies of Santander Spain. The composition of the Market Committee includes the Chairman of the Board, three additional members of the Board, the Chief Executive Officer, the Manager of Global Banking and Markets, the Manager of the Treasury Division, the Manager of Proprietary Trading, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

Impact of Inflation

Inflation impacts our results of operations. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. In 2009, CPI deflation reached 1.6% compared to a rise of 7.1% and 7.8% in 2008 and 2007, respectively.  There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

•
UF-denominated assets and liabilities. Our assets and liabilities are denominated in Chilean pesos, UF and foreign currencies. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$21,452.57 at December 31, 2008 and Ch$20,942.88 at December 31, 2009.  In 2009, UF inflation was -2.4% compared to +9.3 in 2008. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be negatively affected by inflation in any period in which our average UF-denominated interest bearing liabilities exceed our average UF-denominated interest earning assets. Our average UF-denominated interest earning

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assets exceeded our average UF-denominated interest bearing liabilities by Ch$2,689,614 million in 2009 compared to Ch$2,439,563 million in 2008. See “Selected Statistical Information at and for the Years Ended December 31, 2009 and 2008―Average Balance Sheets, Income Earned from Interest-Earning Assets And Interest Paid on Interest Bearing Liabilities.” In general, the Bank has more UF-denominated financial assets than UF-denominated financial liabilities. In the year ended December 31, 2009, the interest gained on interest earning assets denominated in UF decreased 77.3% compared to 2008 as a result of the deflation rates in 2009 compared to 2008. The interest paid on these liabilities decreased by 90.3% during this period.

•
Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are denominated in UF, have a longer maturity than the average maturity of our funding base. As most of our long term financial instruments and mortgage loans are denominated in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates (see “Item 11: Quantitative and Qualitative Disclosures About Market Risk” in our 2008 20-F). In order to keep this duration gap below regulatory limits the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In 2009, the gain from the swaps taken in order to hedge mainly for inflation and interest rate risk totaled Ch$24,988 million compared to a financial cost of Ch$53,956 million in 2008.  The gain in 2009 compared to a negative result in 2008 was a direct result of the deflation rate in 2009.

	At December 31,
Inflation sensitive income	2008	2009	% Change
	(In million of constant Chilean pesos at December 31, 2009)
Interest gained on UF assets(1)	990,430	224,614	(77.3%)
Interest paid on UF liabilities(1)	(694,758)	(67,559)	(90.3%)
Hedging results	(53,956)	24,988	(146.3%)
Net Gain	241,716	182,043	(24.7%)

(1)           Excludes results from hedging

•
Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. (See “Item 5: D. Operating Results—Interest Rates” in our 2008 20-F). We maintain a substantial amount of non interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. (See “Item 11: Quantitative and Qualitative Disclosures About Market Risk” in our 2008 20-F). The ratio of the average of such demand deposits to average interest-earning assets was 15.66% and 15.12% for the years ended December 31, 2008 and 2009, respectively.

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Interest Rate Sensitivity

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in short term interest rates set by the Central Bank and movements in long term real rates. The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities generally reprice sooner than our assets, changes in the rate of inflation or short term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short term interest rates fall, our net interest margin is positively impacted, but when short term rates increase, our interest margin is negatively affected. Our net interest margin also tends to be adversely affected in the short term by a decrease in inflation rates since generally our UF-denominated assets exceed our UF-denominated liabilities. An increase in long term rates has a positive effect on our net interest margin, because our interest earning assets generally have longer terms than our interest bearing liabilities. In addition, because our peso-denominated liabilities have relatively short repricing periods, they are generally more responsive to changes in inflation or short term rates than our UF-denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.

As of December 31, 2009, the breakdown of maturities of assets and liabilities is as follows:

As of December 31, 2009	On-Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
	Ch$ (million)	Ch$ (million)	Ch$ (million)	Ch$ (million)	Ch$ (million)	Ch$ (million)	Ch$ (million)
Assets
Cash and deposits in bank	2,043,458	–	–	–	–	–	2,043,458
Unsettled transactions	468,134	–	–	–	–	–	468,134
Trading investments	37,151	521	2,541	663,359	71,262	23,705	798,539
Investments under resale agreements	–	14,020	–	–	–	–	14,020
Financial derivative contracts	–	54,140	73,784	166,202	732,143	367,609	1,393,878
Interbank loans	–	23,370	–	–	–	–	23,370
Loans and accounts receivable from customers(*)	353,799	1,050,056	897,422	2,033,400	4,277,025	4,573,427	13,185,129
Investment instruments available for sale	5,132	93,861	120,057	342,426	620,963	647,651	1,830,090
Total assets	2,907,674	1,235,968	1,093,804	3,205,387	5,701,393	5,612,392	19,756,618
Liabilities
Deposits and other demand liabilities	3,533,534	–	–	–	–	–	3,533,534
Unsettled transactions	275,474	–	–	–	–	–	275,474
Investments under repurchase agreements	–	191,118	317,187	606,300	–	–	1,114,605
Deposits and other time obligations(**)	1,235	2,338,029	1,750,407	1,945,620	1,029,446	11,535	7,076,272
Financial derivative contracts	–	81,601	77,426	216,070	668,674	305,135	1,348,906
Interbank borrowings	3,726	69,060	350,645	1,417,016	206,343	–	2,046,790
Issued debt instruments	3,450	18,308	169,012	26,055	1,608,489	1,099,362	2,924,676
Other financial liabilities	32,443	1,163	604	3,688	39,522	69,491	146,911
Total liabilities	3,849,862	2,699,279	2,665,281	4,214,749	3,552,474	1,485,523	18,467,168
Asset /liability gap	(942,188)	(1,463,311)	(1,571,477)	(1,009,362)	2,148,919	4,126,869	1,289,450

As of December 31, 2009	On–Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
	Ch$ (million)	Ch$ (million)	Ch$ (million)	Ch$ (million)	Ch$ (million)	Ch$ (million)	Ch$ (million)
Contingent operations
Guarantees and bonds	–	(23,412)	(86,692)	(43,378)	(16,322)	(127)	(169,931)

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As of December 31, 2009	On–Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
	Ch$ (million)	Ch$ (million)	Ch$ (million)	Ch$ (million)	Ch$ (million)	Ch$ (million)	Ch$ (million)
Confirmed foreign letters of credit	–	(8,851)	(6,935)	(17,453)	(2,579)	–	(35,818)
Documentary letters of credit	–	(49,347)	(82,488)	(16,685)	(7,435)	–	(155,955)
Securities	–	(76,173)	(92,409)	(287,001)	(193,458)	(6,739)	(655,780)
Asset /liability gap including contingent operations	(942,188)	(1,621,094)	(1,840,001)	(1,373,879)	1,929,125	4,120,003	271,966
Cumulative asset /liability gap including contingent operations	(942,188)	(2,563,282)	(4,403,283)	(5,777,162)	(3,848,037)	271,966

(*)  Excludes amounts already matured.
(**)Excludes time savings deposits.

Foreign Exchange Fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. In 2009, the Chilean peso in relation to the U.S. dollar appreciated 19.5% compared to a 26.9% depreciation in 2008. (See “Item 3: A. Selected Financial Data—Exchange Rates” in our 2008 20-F). A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar). The translation gain or loss over assets and liabilities (including  derivatives defined as for hedging purposes) is included as foreign exchange transactions in the income statement. The translation and mark–to–market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark–to–market and trading.

The composition of our assets, liabilities and equity at December 31, 2009, by currency are as follows:

	As of December 31, 2009, Ch$ million
	Ch$(1)	UF	Ch$ linked to US$	US$	Total
Assets
Cash and deposits in banks	1,353,731	–	–	689,728	2,043,459
Unsettled transactions(2)	366,675	–	–	101,459	468,134
Trading investments	83,193	715,346	–	–	798,539
Investments under resale agreements	14,020	–	–	–	14,020
Financial derivative contracts	1,393,878	–	–	–	1,393,878
Interbank loans	(40)	–	–	23,410	23,370
Loans and accounts receivables from customers	5,615,025	7,037,368	31,987	693,999	13,378,379
Available for sale investments	1,229,666	589,104	–	11,320	1,830,090
Investments in other companies	7,417	–	–	–	7,417
Intangible assets	77,260	–	–	–	77,260
Property, plant and equipment	184,122	–	–	–	184,122
Current taxes	4,541	–	–	–	4,541
Deferred taxes	95,229	–	–	–	95,229
Other assets(3)	219,947	1,724	–	230,887	452,558
Total assets	10,644,664	8,343,542	31,987	1,750,803	20,770,996
Liabilities
Deposits and other demand liabilities	2,890,689	295,781	–	347,064	3,533,534
Unsettled transactions(4)	75,189	–	30,863	169,422	275,474

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	As of December 31, 2009, Ch$ million
	Ch$(1)	UF	Ch$ linked to US$	US$	Total
Investment under repurchase agreements	1,101,858	4,189	–	8,558	1,114,605
Deposits and other time liabilities	3,429,283	2,816,272	–	929,702	7,175,257
Financial derivative contracts	1,348,906	–	–	–	1,348,906
Interbank borrowings	26,301	1,850	–	2,018,639	2,046,790
Issued debt instruments	15,488	2,238,682	–	670,506	2,924,676
Other financial liabilities	127,580	17,645	–	1,686	146,911
Current taxes	63,831	–	–	–	63,831
Deferred taxes	3,380	–	–	–	3,380
Provisions	186,121	–	–	–	186,121
Other liabilities(3)	111,690	18,279	6,455	126,972	263,396
Total liabilities	9,380,316	5,392,698	37,318	4,272,549	19,082,881
Equity
Attributable to owners of the parent	1,507,142	135,890	31,135	(15,851)	1,658,316
Capital	891,303	–	–	–	891,303
Reserves	51,538	–	–	–	51,538
Valuation adjustment	(26,804)	–	–	–	(26,804)
Retained earnings:
Retained earnings of prior periods	311,026	–	–	–	311,026
Net income for the period	280,079	135,890	31,135	(15,851)	431,253
Minus: Provision for mandatory dividends	(129,376)	–	–	–	(129,376)
Minority interest	29,799	–	–	–	29,799
Total Equity	1,536,941	135,890	31,135	(15,851)	1,688,115
Total liabilities and equity	10,917,257	5,528,588	68,453	4,256,698	20,770,996

(1)	All derivatives are included as Ch$.

(2)	Includes the value of swap instruments and balances of executed transactions which contractually defer the payment of sales transactions or the delivery of foreign currency acquired.

(3)	Other assets and liabilities include the threshold position from derivative contracts.

(4)	Includes the balances of asset purchases that are not settled on the same day and sales of foreign currencies not yet delivered.

Liquidity risk management

The Financial Management Division receives information from all the business units on the liquidity profile of their financial assets and liabilities, as well as breakdowns of other projected cash flows stemming from future businesses. On the basis of that information, Financial Management maintains a portfolio of liquid short–term assets, comprised mainly of liquid investments, loans and advances to other banks, to make sure the Bank has sufficient liquidity. The business units’ liquidity needs are met through short–term transfers from Financial Management to cover any short–term fluctuations and long–term financing to address all the structural liquidity requirements.

The Bank monitors its liquidity position every day, determining the future flows of its outlays and revenues. In addition, stress tests are performed at the close of each month, for which a variety of scenarios encompassing both normal market conditions and conditions of market fluctuation are used. The liquidity policy and procedures are subject to review and approval by the Bank’s Board. Periodic reports are generated by the Market Risk Department, providing a breakdown of the liquidity position of the Bank and its subsidiaries, including any exceptions and the corrective measures adopted, which are regularly submitted to the ALCO for review.

The Bank relies on customer (retail) and institutional deposits, obligations to banks, debt instruments, and time deposits as its main sources of funding. Although most obligations to banks, debt instruments and time deposits mature in over a year, customer (retail) and institutional deposits tend to have shorter maturities and a large proportion of them are payable within 90 days. The short–term nature of these deposits increases the Bank’s

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liquidity risk, and hence, the Bank actively manages this risk by continual supervision of the market trends and price management.

The Bank must comply with regulatory limits imposed by the SBIF and the Central Bank that are the following:

•
The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by more than an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2009 the percentage of (x) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves was 20%.

•
The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our capital. At December 31, 2009 the percentage of (x) our liabilities with a maturity of less than 30 days in foreign currency in excess of our assets in foreign currency with a maturity of less than 30 days to (ii) our capital and reserves was 6%.

•
The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At December 31, 2009 the percentage of (x) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (ii) our capital and reserves was 64%.

Market risk management

The Bank’s internal management of market risk is based chiefly on the procedures and standards of Santander Spain, which are in turn based on analysis of management in three principal components:

•	trading portfolio;

•	local financial management portfolio;

•	foreign financial management portfolio.

The trading portfolio is comprised chiefly of investments valued at fair market value and free of any restriction on their immediate sale, which are often bought and sold by the Bank with the intention of selling them in the short term to benefit from short–term price fluctuations. The financial management portfolios include all the financial investments not considered to be part of trading portfolio.

The ALCO has the overall responsibility for market risk. The Bank’s risk/finance department is responsible for formulating detailed management policies and applying them in the Bank’s operations, in conformity with the guidelines adopted by the ALCO and the Banco Santander de España Global Risk Department.

The department’s functions in related to trading portfolio imply the following:(i) apply the “Value at Risk” (VaR) techniques to measure the interest rate risk, (ii) adjust the trading portfolios to the market and measure the daily profit and loss from the commercial activities, (iii) compare the real VaR with the established limits, (iv) establish procedures to prevent losses in excess of predetermined limits and (v) furnish information on the trading activities to the ALCO, other members of the Bank’s management and the Santander – Spain Global Risk Department.

The department’s functions in relation to the financial management portfolios imply the following: (i) perform sensitivity simulations (as is explained below) to measure interest rate risk for the activities in local currency and the potential loss forecast by these simulations and (ii) provide daily reports thereon to the ALCO, other members of the Bank’s management, and the Santander – Spain Global Risk Department.

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Market risk – management of trading portfolio

The Bank applies VaR methodologies to measure the market risk of its trading portfolio. The Bank has a consolidated commercial position comprised of fixed–income investments, foreign currency trading, and a minimal position in stock investments. This portfolio is comprised mostly of Central Bank of Chile bonds, mortgage bonds and locally issued, low–risk corporate bonds. At the end of the year, the trading portfolio included no stock portfolio investments.

For the Bank, the VaR estimate is made under the historical simulation methodology, which consists of observing the behavior of the profits and losses that would have occurred in the current portfolio if the market conditions for a given historical period had been in force, in order to infer the maximum loss on the basis of that information, with as given degree of confidence. The methodology has the advantage of precisely reflecting the historical distribution of the market variables and not requiring any assumptions regarding the distribution of specific probabilities. All the VaR measures are intended to determine the distribution function for a change in the value of a given portfolio, and once that distribution is known, to calculate the percentile related to the necessary degree of confidence, which will be equal to the value at risk by virtue of those parameters. As calculated by the Bank, the VaR is an estimate of the maximum expected loss of market value for a given portfolio over a 1–day horizon, with a 99.00% confidence level. It is the maximum 1–day loss that the Bank could expect to experience in a given portfolio, with a 99.00% confidence level. In other words, it is the loss that the Bank would expect to experience only 1.0% of the time. The VaR provides a single estimate of market risk which is not comparable from one market risk to another. Returns are calculated through the use of a 2–year time window or at least 520 data points obtained since the last reference date for calculation of the VaR going backward in time.

The Bank uses the VaR estimates to provide a warning when the statistically expected losses in its trading portfolio would exceed prudent levels, and hence, there are certain predetermined limits.

Limitations of the VaR model

When applying a calculation methodology, no assumptions are made regarding the probability distribution of the changes in the risk factors; the historically observed changes are used for the risk factors on which each position in the portfolio will be valued.

It is necessary to define a valuation function fj(xi) for each instrument j, preferably the same one used to calculate the market value and income of the daily position. This valuation function will be applied in each scenario to generate simulated prices for all the instruments in each scenario.

In addition, the VaR methodology is subject to the following limitations:

•
Changes in market rates and prices may not be independent and identically distributed random variables, and may not have a normal distribution; In particular, the assumption of normal distribution may underestimate the probability of extreme market movements;

•
The historical data used by the Bank may not provide the best estimate of the joint distribution of changes in the risk factors in the future, and any modification of the data may be inadequate; In particular, the use of historical data may fail to capture the risk of potential extreme and adverse market fluctuations, regardless of the time period used;

•
A 1–day time horizon may not fully capture the market risk positions which cannot be liquidated or covered in a single day; It would not be possible to liquidate or cover all the positions in a single day;

•	The VaR is calculated at the close of business, but trading positions may change substantially in the course of the trading day;

•	The use of a 99% degree of confidence does not take account of, or make any statement about, the losses that could occur outside of that degree of confidence; and

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•	A model such as the VaR does not capture all the complex effects of the risk factors over the value of the positions or portfolios, and accordingly, it could underestimate potential losses.

At no time in 2009 and 2008 did the Bank exceed the VaR limits in regard to the 3 components which comprise the trading portfolio: fixed–income investments, variable–income investments and foreign currency investments. The high, low, and average levels for each component and each year were as follows:

Consolidated	2009	2008
	(in millions of $US)
VaR:
High	9.79	11.6
Low	4.24	3.7
Average	5.98	6.6

Fixed–income investments:
High	9.14	9.5
Low	4.22	3.3
Average	5.87	6

Variable–income investments:
High	1.65	1.4
Low	0.04	0.2
Average	0.17	0.5

Foreign currency investments
High	7.02	4.0
Low	0.66	0.6
Average	2.31	2.5

Market risk – local and foreign financial management

The Bank’s financial management portfolio includes most of the Bank’s non–trading assets and liabilities, including the credit/loan portfolio. For these portfolios, investment and financing decisions are strongly influenced by the Bank’s commercial strategies.

The Bank uses a sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio). The Bank performs a simulation of scenarios, which will be calculated as the difference between the present value of the flows in the chosen scenario (a curve with a parallel movement of 100 bp in all its segments) and their value in the base scenario (current market). All the inflation–indexed local currency (UF) positions are adjusted by a sensitivity factor of 0.57, which represents a 57 basis point change in the rate curve for the real rates and a 100 basis point change for the nominal rates. The same scenario is performed for the net foreign currency positions and the interest rates in US dollars. The Bank has also established limits in regard to the maximum loss which these interest rate movements could impose on the capital and net financial income budgeted for the year.

Limitations of the sensitivity models

The most important assumption is the use of a 100 basis point change in the yield curve (57 basis points for the real rates). The Bank uses a 100 basis point change because sudden changes of that magnitude are considered realistic. The Santander Spain Global Risk Department has established comparable limits by country, to be able to compare, monitor and consolidate the market risk by country in a realistic and orderly way. In addition, the sensitivity simulation methodology should be interpreted with consideration for the following limitations:

•
The simulation of scenarios assumes that the volumes remain in the Bank’s Consolidated General Balance Sheet and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.

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•	This model assumes an identical change along the entire length of the yield curve and takes no account of the different movements for different maturities.

•	The model takes no account of the sensitivity of volumes which results from interest rate changes.

•
The limits to losses of budgeted financial income are calculated on the basis of the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Market Risk – Financial management portfolio – December 31, 2008 and 2009

	2008		2009
	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity
Financial management portfolio – local currency (in millions of $Ch$)
Loss limit	24,000	86,400	37,264	127,000
High	16,720	85,837	17,711	123,834
Low	3,138	60,251	1,504	95,791
Average	10,807	72,622	6,404	107,239

Financial management portfolio – foreign currency (in millions of $US)
Loss limit	36.0	54.0	46.0	74.0
High	31.2	9.4	18.4	17.3
Low	1.8	0.2	1.2	1.5
Average	15.1	4.2	6.9	11.4

Financial management portfolio – consolidated (in millions of $Ch$)
Loss limit	24,000	86,400	37,264	127,000
High	16,720	86,051	17,724	123,836
Low	3,138	60,252	1,939	96,280
Average	10,707	72,683	8,188	107,495

Market risk –Regulatory method

The following table illustrates our market risk exposure according to the Chilean regulatory method, as of December 31, 2009. This report is sent to the Superintendency of Banks on a quarterly basis. Our maximum exposure to long-term interest rate fluctuations is set at 35% of regulatory capital and is approved by the board of directors.

Regulatory Market Risk	At December 31, 2009
(Ch$ million)
Market risk of trading portfolio (EMR)
Interest rate risk of trading portfolio	58,925
Foreign currency risk of trading portfolio	1,483
Risk from interest rate options	47,151
Risk from foreign currency options	48
Total market risk of trading portfolio	107,607
10% x Risk-weighted assets	1,409,874
Subtotal	1,517,481
Limit = Regulatory Capital	2,177,899
Available margin	660,418

66

Regulatory Market Risk	At December 31, 2009
(Ch$ million)
Non-trading portfolio market risk
Short-term interest rate risk	45,696
Inflation risk	27,157
Long-term interest rate risk	337,549
Total market risk of non-trading portfolio	410,402

Regulatory limit of exposure to short-term interest rate and inflation risk
Short-term exposure to interest rate risk	45,696
Exposure to inflation risk	27,157
Limit: 20% of (net interest income + net fee income sensitive to interest rates)	170,449
Available margin	97,596

Regulatory limit of exposure to long-term interest rate risk
Long-term exposure to interest rate risk	337,549
35% of regulatory capital	762,265
Available margin	424,716

Derivative activities

At December 31, 2008 and 2009, derivatives are valued at market price on the balance sheet and the net unrealized gain (loss) on derivatives is classified as a separate line item on the income statement. In prior periods, the notional amounts were carried off the balance sheet. Banks must mark to market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. The Superintendency of Banks recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign investments.

•
When a cash flow hedge exists, the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

•
When a fair value hedge exists, the fair value movements on the hedging instrument and the corresponding fair value movements on the hedged item are recognized in the income statement. Hedged items in the balance sheet are presented at their market value since 2006.

•
When a hedge of foreign investment exposure exists (i.e. investment in a foreign branch), the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

We classify some of our derivative financial instruments as being held for trading, due to the guidelines from the Superintendency of Banks. However, substantially all of our derivatives are not actually used for speculative purposes or trading. We use derivatives to hedge our exposure to foreign exchange, interest rate and inflation risks. Our exposure to market risks is described in the section entitled “Market risk –Regulatory method” above. For further information, please see “Item 11: Asset and Liability Management” in our 2008 20-F.

We had the following derivative financial instruments portfolio as of December 31, 2009 and December 31, 2008:

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	As of December 31, 2009
	Notional amounts			Fair Value
	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
	(Ch$ million)
Fair value hedge derivative instruments
Currency forwards	–	–	–	–	–
Interest rate swaps	–	86,963	580,132	2,446	3,794
Cross currency swaps	–	26,079	583,035	16,972	805
Call currency options	–	–	–	–	–
Call interest rate options	–	–	–	–	–
Put currency options	–	–	–	–	–
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	–	–	–	–	–

Subtotal	–	113,042	1,163,167	19,418	4,599

Cash Flow hedge derivative instruments
Currency forwards	–	–	–	–	–
Interest rate swaps	–	–	–	–	–
Cross currency swaps	51,993	582,830	73,551	4,741	52,301
Call currency options	–	–	–	–	–
Call interest rate options	–	–	–	–	–
Put currency options	–	–	–	–	–
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	–	–	–	–	–

Subtotal	51,993	582,830	73,551	4,741	52,301

Derivative instruments for trading
Currency forwards	6,533,147	4,195,874	587,541	199,665	184,112
Interest rate swaps	2,418,161	4,240,574	9,618,573	243,965	330,975
Cross currency swaps	887,942	1,594,972	9,880,693	922,498	772,959
Call currency options	34,341	22,107	–	203	43
Call interest rate options	122	5,189	39,900	281	595
Put currency options	33,198	15,487	–	3,083	3,232
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	29,320	–	–	24	90

Subtotal	9,936,231	10,074,203	20,126,707	1,369,719	1,292,006

Total	9,988,224	10,770,075	21,363,425	1,393,878	1,348,906

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	As of December 31, 2008
	Notional amounts			Fair Value
	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
	(Ch$ million)
Fair value hedge derivative instruments
Currency forwards	–	–	–	–	–
Interest rate swaps	–	–	45,849	1,234	1,332
Cross currency swaps	–	–	359,100	106,335	–
Call currency options	–	–	–	–	–
Call interest rate options	–	–	–	–	–
Put currency options	–	–	–	–	–
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	–	–	–	–	–

Subtotal	–	–	404,949	107,569	1,332

Cash Flow hedge derivative instruments
Currency forwards	–	–	–	–	–
Interest rate swaps	–	–	–	–	–
Cross currency swaps	51,300	573,598	128,250	73,036	151
Call currency options	–	–	–	–	–
Call interest rate options	–	–	–	–	–
Put currency options	–	–	–	–	–
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	–	–	–	–	–

Subtotal	51,300	573,598	128,250	73,036	151

Derivative instruments for trading
Currency forwards	5,643,973	2,983,543	438,347	600,199	302,479
Interest rate swaps	3,865,373	4,635,536	9,922,492	239,867	362,813
Cross currency swaps	619,041	1,634,073	9,281,020	803,199	780,614
Call currency options	225,936	157,871	1,347	21,901	18,126
Call interest rate options	–	128,250	–	–	45
Put currency options	195,792	138,795	1,347	657	4,164
Put interest rate options	–	64,125	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	15,016	–	–	81	–

Subtotal	10,565,131	9,742,193	19,644,553	1,665,904	1,468,241

Total	10,616,431	10,315,791	20,177,752	1,846,509	1,469,724

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OUR BUSINESS

We are the largest bank in Chile in terms of total assets, total deposits, loans and shareholders’ equity. At December 31, 2009, we had total assets of Ch$20,770.9 billion (US$40.9 billion), total loans including interbank loans outstanding of Ch$13,751.3 billion (US$27.1 billion), total deposits of Ch$10,708.8 billion (US$21.1 billion) and shareholders’ equity of Ch$1,658.3 billion (US$3.3 billion). As of December 31, 2009, we employed 11,118 people (on a consolidated basis) and had the largest private branch network in Chile with 498 branches. Our headquarters are located in Santiago and we operate in every major region of Chile.

We provide a broad range of commercial and retail banking services to our customers, including Chilean peso and foreign currency denominated loans to finance a variety of commercial transactions, trade, foreign currency forward contracts and credit lines and a variety of retail banking services, including mortgage financing. We seek to offer our customers a wide range of products while providing high levels of service. In addition to our traditional banking operations, we offer a variety of financial services including financial leasing, financial advisory services, mutual fund management, securities brokerage, insurance brokerage and investment management.

For more information on our history and development, as well as our relationship with Banco Santander Spain, our parent company, see “Item 4: A. Information on the Company—History and Development of the Company” in our 2008 20–F. For information on our organizational structure and management team, see “Item 4: B. Information on the Company—Organizational Structure” in our 2008 20–F.

Business Overview

We have 498 total branches, 260 of which are operated under the Santander brand name, with the balance under certain specialty names, including 98 under the Santander Banefe brand name, 46 under the SuperCaja brand name, 24 under the BancaPrime brand name and 41 as auxiliary and payment centers. We provide a full range of financial services to corporate and individual customers. We divide our clients into the following segments: (i) Retail, (ii) Middle–Market and (iii) Global Banking and Markets.

The Retail segment is comprised of the following sub–segments:

•
Lower–middle to middle–income, consisting of individuals with monthly incomes between Ch$150,000 (US$295) and Ch$400,000 (US$788) and served through our Banefe branch network. This segment accounts for 4.4% of our total loans outstanding at December 31, 2009. This segment offers customers a range of products, including consumer loans, credit cards, auto loans, residential mortgage loans, debit card accounts, savings products, mutual funds and insurance brokerage.

•
Middle– and upper–income, consisting of individuals with a monthly income greater than Ch$400,000 (US$788). Clients in this segment account for 48.6% of our total loans outstanding at December 31, 2009 and are offered a range of products, including consumer loans, credit cards, auto loans, commercial loans, foreign trade financing, residential mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

•
Small and mid-sized companies, consisting of small companies with annual revenue of less than Ch$1,200 million (US$2.4 million). At December 31, 2009, this segment represented approximately 18.1% of our total loans outstanding. Customers in this segment are offered a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

•
Institutional, such as universities, government agencies, municipalities and regional governments. At December 31, 2009, these clients represented 2.1% of our total loans outstanding. Customers in this sub-segment are also offered the same products that are offered to the customers in our small businesses segment. This sub-segment is included in the Retail segment because customers in this sub-segment are a potential source for new individual customers.

The Middle–Market segment is comprised of the following sub–segments:

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•
Companies, consisting of companies with annual revenue over Ch$1,200 million (US$2.4 million) and up to Ch$10,000 million (US$19.7 million). Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage. At December 31, 2009, these clients represented 7.6% of our total loans outstanding.

•
Real estate, consisting of all companies in the real estate sector with annual revenue over Ch$800 million (US$1.6 million), including construction companies and real estate companies that execute projects for sale to third parties. At December 31, 2009, these clients represented 7.1% of our total loans outstanding. To these clients we offer, in addition to traditional banking services, specialized services for financing, primarily residential projects, in order to increase the sale of residential mortgage loans.

•
Large corporations, consisting of companies with annual revenue over Ch$10,000 million (US$19.7 million). Customers in this segment are also offered the same products that are offered to the customers in our mid–sized companies segment. At December 31, 2009, these clients represented 3.2% of our total loans outstanding.

The Global Banking and Markets segment is comprised of the following sub–segments:

•
Wholesale banking corporate, consisting of companies that are foreign multinationals or part of a larger Chilean economic group with sales of over Ch$10,000 million (US$19.7 million). At December 31, 2009, these clients represented 8.7% of our total loans outstanding. Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage.

•
The Treasury Division provides sophisticated financial products mainly to companies in the wholesale banking and the middle–market segments. This includes products such as short–term financing and funding, securities brokerage, interest rate and foreign currency derivatives, securitization services and other tailor made financial products. The Treasury division also manages our trading positions.

In addition, we have a Corporate Activities segment comprised of all other operational and administrative activities that are not assigned to a specific segment or product mentioned above.  These activities include Financial Management, which manages global functions such as the management of our structural foreign exchange gap position, our structural interest rate risk and our liquidity risk. Financial Management also oversees the use of our resources, the distribution of capital among our different units and the overall financing cost of investments.

Operations through Subsidiaries

Today, the General Banking Law permits us to directly provide the leasing and financial advisory services that we could formerly offer only through our subsidiaries, to offer investment advisory services outside of Chile and to undertake activities we could not formerly offer directly or through subsidiaries, such as factoring, securitization, foreign investment funds, custody and transport of securities and insurance brokerage services. For the twelve–month period ended December 31, 2009, our subsidiaries collectively accounted for 2.8% of our total consolidated assets.

	Percentage Owned
Subsidiary	at December 2008			at December 2009
	Direct	Indirect	Total	Direct	Indirect	Total
	%	%	%	%	%	%
Santander S.A. Corredores de Bolsa(1) (2) (3)	50.59	0.41	51.00	50.59	0.41	51.00
Santander Corredores de Seguro Ltda. (Ex–Santander Leasing S.A.) (3) (4) (5)	99.75	0.01	99.76	99.75	0.01	99.76
Santander Asset Management S.A. Administradora General de Fondos	99.96	0.02	99.98	99.96	0.02	99.98
Santander S.A. Agente de Valores	99.03	–	99.03	99.03	–	99.03
Santander S.A. Sociedad Securitizadora	99.64	–	99.64	99.64	–	99.64
Santander Servicios de Recaudación y Pagos Limitada	99.90	0.10	100.00	99.90	0.10	100.00

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(1)
In conformity with Articles 9 and 10 of Law No. 18.045 and Chapter 18–10 of the Recopilación Actualizada de Normas de la Superintendencia de Bancos e Instituciones Financieras, during the Extraordinary Shareholders’ Meeting held on January 15, 2007 by Santander Investment S.A. Corredores de Bolsa, a related company to Banco Santander Chile, the merger between Santiago Corredores de Bolsa Limitada, a subsidiary of Banco Santander Chile, into Santander Investment S.A. Corredores de Bolsa was approved and became effective January 1, 2007. Santander Investment S.A. Corredores de Bolsa, as of January 15, 2007,became a subsidiary of Banco Santander Chile and the legal successor of Santiago Corredores de Bolsa Limitada.

(2)	During fiscal year 2008 the following subsidiaries changed their registered commercial names:

a. Santander Corredores de Seguro Ltda.

b. Santander S.A. Corredores de Bolsa

(3)
On December 4, 2007, the Superintendency of Bank, authorized the statutes modification, social rights sell and merger of the subsidiaries Santander Leasing S.A. (formerly Santiago Leasing S.A.) and Santander Corredora de Seguros Limitada (formerly Santander Santiago Corredora de Seguros Limitada).

(4)
In conformity with the regulations established in Articles 9 and 10 of Law No. 18.045 and Chapter 18–10 of the Recopilación Actualizada de Normas by the Superintendence of Bank, during the Extraordinary Shareholder’s Meeting held on October 1, 2008 by Santander Corredora de Seguros S.A., a company affiliated with Banco Santander Chile, approved the merger which incorporated the affiliated Santander Corredora de Seguros Limitada into Santander Corredora de Seguro S.A. (previously Santander Leasing S.A.). The merger was effective January 1, 2008. At the time of the above mentioned merger, Santander Corredora de Seguros S.A. became a legal extension of Santander Corredora de Seguros Limitada. The merger of Santander Corredora de Seguros S.A. and Santander Corredora de Seguros Limitada did not result in any changes in accounting for Banco Santander Chile.

The consolidation/valuation methods used up to December 31, 2008 will continue to be used for subsidiaries and investment in other companies. Furthermore, pursuant to the provisions of International Accounting Standard (IAS) 27 and Standard Interpretations Committee (SIC) 12, we must determine the existence of Special Purpose Entities (SPE), which must be consolidated with the financial results of the Bank. As a result, we have incorporated into our financial statements the following companies:

•	Santander Gestión de Recaudación y Cobranzas Ltda. (collection services)

•	Multinegocios S.A. (management of sales force)

•	Servicios Administrativos y Financieros Ltda. (management of sales force)

•	Servicios de Cobranzas Fiscalex Ltda. (collection services)

•	Multiservicios de Negocios Ltda. (call center)

•	Bansa Santander S.A. (management of repossessed assets and leasing of properties)

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately–owned banks and one public–sector bank, Banco del Estado (which operates within the same legal and regulatory framework as the private sector banks). The private–sector banks include local banks and a number of foreign–owned banks which are operating in Chile. The Chilean banking system is comprised of 24 private–sector banks and one public–sector bank. The five largest private–sector banks along with the state–owned bank together accounted for 82.1% of all outstanding loans by Chilean financial institutions at December 31, 2009.

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The Chilean banking system has experienced increased competition in recent years largely due to consolidation in the industry and new legislation. Effective in November 2007, Scotiabank Sud Americano merged with Banco del Desarrollo, while in January 2008, Banco de Chile merged with Citibank Chile. We also face competition from non–bank and non–finance competitors (principally department stores) with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non–bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to credit products, and mutual funds, pension funds and insurance companies, with respect to savings products. Currently, banks continue to be the main suppliers of leasing, factoring and mutual funds, and the insurance sales business has grown rapidly.

As shown in the following table, we are the market leader for nearly every banking service in Chile:

	As of December 31, 2009, unless otherwise noted
	Market Share	Rank
Commercial loans	17.2%	2
Consumer loans	25.8	1
Residential mortgage loans	23.7	2
Foreign trade loans (loans for export, import and contingent)	15.9	3
Total loans	19.9	1
Deposits(1)	18.2	3
Mutual funds (assets managed)	19.7	2
Credit card accounts	34.8	1
Checking Accounts(2)	26.2	1
Branches(3)	19.9	1

Source: Superintendency of Banks

(1)	Net of clearance (excludes amounts being cleared with other banks).

(2)	According to latest data available as of November 2009.

(3)	According to latest data available as of September 2009. Excluding special–service payment centers.

The following tables set out certain statistics comparing our market position to that of our peer group, defined as the five largest banks in Chile in terms of total loans market share as of December 31, 2009.

Loans

As of December 31, 2009, our loan portfolio was the largest among Chilean banks. Our loan portfolio on a stand–alone basis represented 19.9% of the market for loans in the Chilean financial system at such date. The following table sets forth our and our peer group’s market shares in terms of loans at the dates indicated.

	At December 31, 2009
Loans	Ch$ million	US$ million	Market Share
Santander Chile	13,727,864	27,063	19.9%
Banco de Chile	13,184,553	25,992	19.1
Banco del Estado	11,078,221	21,840	16.1
Banco de Crédito e Inversiones	8,797,325	17,343	12.8
Corpbanca	5,011,656	9,880	7.3
BBVA, Chile	4,818,896	9,500	7.0
Others	12,319,530	24,287	17.9
Chilean financial system	68,938,045	135,905	100.0%

Source: Superintendency of Banks

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Deposits

On a stand alone basis, we had a 18.3% market share in deposits, ranking third among banks in Chile at December 31, 2009. Deposit market share is based on total time and demand deposits at the respective dates. The following table sets forth our and our peer group’s market shares in terms of deposits at the dates indicated.

	At December 31, 2009
Deposits	Ch$ million	US$ million	Market Share
Santander Chile	10,708,791	21,111	18.3%
Banco de Chile	11,145,557	21,973	19.0
Banco del Estado	10,763,983	21,220	18.4
Banco de Crédito e Inversiones	7,892,111	15,559	13.5
BBVA, Chile	3,837,236	7,565	6.6
Corpbanca	3,812,315	7,516	6.5
Others	10,409,967	20,522	17.8
Chilean financial system	58,569,960	115,466	100.0%

Source: Superintendency of Banks

Shareholders’ equity

With Ch$1,658,316 million (US$3,269 million) in shareholders’ equity at December 31, 2009, we were the largest commercial bank in Chile in terms of shareholders’ equity. The following table sets forth our and our peer group’s shareholders’ equity at December 31, 2009.

	At December 31, 2009
Shareholders’ Equity(1)	Ch$ million	US$ million	Market Share
Santander Chile	1,658,316	3,269	20.7%
Banco de Chile	1,392,745	2,746	17.4
Banco del Estado	933,484	1,840	11.7
Banco de Crédito e Inversiones	896,150	1,767	11.2
Corpbanca	503,535	993	6.3
BBVA, Chile	479,960	946	6.0
Others	2,139,319	4,217	26.7
Chilean financial system	8,003,509	15,778	100.0%

Source: Superintendency of Banks.

(1) Percentage of total shareholders’ equity of all Chilean banks.

Efficiency

For the year ended December 31, 2009, we were the most efficient bank in our peer group. The following table sets forth our and our peer group’s efficiency ratio (defined as operating expenses as a percentage of operating revenue, which is the aggregate of net interest income, fees and income from services (net), net gains from mark–to–market and trading, exchange differences (net) and other operating income (net)) for the twelve–month period indicated.

Efficiency ratio	As of December 31, 2009
%
Santander Chile	34.5%
Banco de Chile	46.7
Banco del Estado	61.9
Banco de Crédito e Inversiones	46.4
BBVA, Chile	48.0
Corpbanca	40.8
Chilean financial system	46.1%

Source: Superintendency of Banks

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Net income

For the twelve–month period ended December 31, 2009, we were the largest bank in Chile in terms of net income with Ch$436,306 million (US$860.1 million). The following table sets forth our and our peer group’s net income for the year ended December 31, 2009.

	At December 31, 2009
Net income(1)	Ch$ million	US$ million	Market Share
Santander Chile	436,306	860.1	35.6%
Banco de Chile	257,887	508.4	21.0
Banco de Crédito e Inversiones	160,774	317.0	13.1
Corpbanca	85,109	167.8	6.9
BBVA, Chile	68,030	134.1	5.6
Banco del Estado	60,357	119.0	4.9
Others	156,724	309.0	12.8
Chilean financial system	1,225,187	2,415.4	100.0%

Source: Superintendency of Banks.
(1) Net income before minority interest

Return on average equity

As of December 31, 2009, we were the most profitable bank in our peer group (as measured by return on average equity) and the most capitalized bank as measured by the BIS ratio. The following table sets forth our and our peer group’s return on average equity and BIS ratio for the year ended December 31, 2009.

	Return on average equity at December 31, 2009	BIS Ratio at December 31, 2009

Santander Chile	27.3%	15.6%
Banco de Chile	19.0	12.7
Banco del Estado	6.3	12.4
Banco de Crédito e Inversiones	19.3	12.1
BBVA, Chile	14.7	14.0
Corpbanca	17.5	13.9
Chilean Financial System	15.5%	14.3%

Source:
Superintendency of Banks, except Santander Chile. Calculated by dividing annual net income by monthly average equity. For Santander Chile, the average equity is calculated on a daily basis. (see “Item 5: F. Selected Statistical Information—Average Balance Sheets, Income Earned from Interest-Earning Assets And Interest Paid on Interest Bearing Liabilities” in our 2008 20-F).

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Asset Quality

At December 31, 2009, on a stand alone basis, we had the second highest loan loss allowance to total loans ratio (expected loss ratio) in our peer group. The following table sets forth our and our peer group’s loan loss allowance to total loans ratio as defined by the Superintendency of Banks at the dates indicated.

Loan Loss allowances/total loans at December 31, 2009

Santander Chile	2.54%
Banco de Chile	2.45
Banco del Estado	2.75
Banco de Crédito e Inversiones	2.21
BBVA, Chile	1.61
Corpbanca	1.91
Chilean financial system	2.43%

 Source: Superintendency of Banks

Regulation and Supervision—Recent Developments

Set forth below are certain recent regulatory developments since the date of our 2008 20–F that may affect us. For more complete information about the regulatory and supervisory issues that affect us, please see “Item 4: C. Business Overview – Regulation and Supervision” in our 2008 20–F.

Capital Adequacy Requirements

In line with the future adoption of Basel II regulations in Chile, the Superintendency of Banks has recently disclosed a proposal to increase the minimum regulatory capital ratio from the current 8% to 10%. This change requires an amendment of the General Banking Law by Congress. Although we currently have a regulatory capital ratio of 15.6%, this change, if adopted, could require us to inject additional capital in our business in the future.

Capital Markets

In 2009, certain new regulations relating to the Chilean capital markets were proposed. This potential regulation called Reformas al Mercado de Capitales III (also known as MK3) includes, among other things, the possibility for non–Chilean banks with representation offices in Chile to offer their credit products directly. Currently non–Chilean banks are only able to act as intermediaries between their parent companies and local companies. These changes may further increase competition as the number of banks that can compete directly in Chile would increase.

Reporting of delinquent accounts

On March 25 and April 8, 2010, the Superintendency of Banks issued temporary regulations (applicable during March and April 2010) with the purpose of protecting the credit history of borrowers affected by the earthquake. Pursuant to these regulations, banks may report accounts in arrears as current to the extent such accounts were current as of February 27, 2010 and the bank determines that the borrower missed payments due to the recent earthquake. Additionally, the bank must (i) either be in the process of modifying the terms of the borrower’s loan, or (ii) have been unable to contact the borrower. In connection with mortgage loans in arrears, if the bank determines that a total loss is expected, the regulations allow the reporting of these mortgage loans to remain current until insurance proceeds are received. In connection with a partial loss on such loans, the bank must consider financing the borrower’s insurance deductible payments on the same terms as the mortgage loan’s principal. In connection with restructurings of loans to borrowers from affected areas in March and April, the regulations allow banks not to report the modified loans as restructured for purposes of classification, allowances and interest accrual, provided that the loans were current as of February 27, 2010, the date of the earthquake. Following the termination of these temporary regulations on April 30, 2010, the Bank will reclassify all accounts and loans affected by these regulations according to normal reporting regulations.

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New Guidelines of Provision Levels for Loans in 2010

Please see “Selected Statistical Information at and for the Years Ended December 31, 2009 and 2008—New Guidelines of Provision Levels for Loans in 2010” for a discussion of the new guidelines affecting provision levels for loans in 2010.

Legal Proceedings

We are subject to certain claims and are party to certain legal and arbitration proceedings in the normal course of our business including claims for alleged operational errors. We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations. The Disclosure Committee of Santander Chile has defined the cutoff for disclosing individual legal proceeding as those with an expected loss greater than 0.5% of average net income before taxes and excluding other operating income and expenses for the years ended December 31, 2008 and 2009.  At December 31, 2009, this cutoff totaled Ch$2,600 million (US$5.1 million). At December 31, 2009, there were no legal proceedings exceeding that amount. There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.

Upon the recommendation of our legal advisors, we estimate that our aggregate liability if all legal proceedings were determined adversely to us could result in significant losses not estimated by us. As of December 31, 2009, we have set aside Ch$830 million (US$1.6 million) as provisions for these legal actions. These provisions are presented under the Other provisions item in our financial statements.

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SELECTED STATISTICAL INFORMATION AT AND FOR THE
YEARS ENDED DECEMBER 31, 2009 AND 2008

The following information is included for analytical purposes and should be read in conjunction with our New Chilean GAAP Audited Consolidated Financial Statements as well as the discussion in the section entitled “Management’s Discussion and Analysis of our Financial Condition and Results of Operations.”  The UF is linked to, and is adjusted daily to, reflect changes in the previous month’s Chilean consumer price index.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of Inflation

For information concerning the calculation of the statistical information presented herein, see “Item 5: F. Selected Statistical Information—Average Balance Sheets, Income Earned from Interest–Earning Assets and Interest Paid on Interest–Bearing Liabilities” in our 2008 20–F.

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the years ended December 31, 2008 and 2009.

Average Balance Sheets, Income Earned from Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The average balances for interest-earning assets and interest-bearing liabilities, including interest and readjustments received and paid, have been calculated on the basis of daily balances for us on an unconsolidated basis. Such average balances are presented in Chilean pesos, UFs and in foreign currencies (principally U.S. dollars). Figures from our subsidiaries have been calculated on the basis of monthly balances. The average balances of our subsidiaries, except Santander S.A. Agente de Valores, have not been categorized by currency. As such it is not possible to calculate average balances by currency for such subsidiaries on the basis of daily, weekly or monthly balances.

The nominal interest rate has been calculated by dividing the amount of interest and principal readjustment due to changes in the UF index (gain or loss) during the period by the related average balance, both amounts expressed in constant pesos. The nominal rates calculated for each period have been converted into real rates using the following formulas:

Where:

Rp      =           real average rate for peso-denominated assets and liabilities (in Ch$ and UF) for the period;

Rd      =           real average rate for foreign currency-denominated assets and liabilities for the period;

Np      =           nominal average rate for peso-denominated assets and liabilities for the period;

Nd      =           nominal average rate for foreign currency-denominated assets and liabilities for the period;

D      =           devaluation rate of the Chilean peso to the U.S. dollar for the period; and

I      =           inflation rate in Chile for the period (based on the variation of the Chilean Consumer Price Index).

The real interest rate can be negative for a portfolio of peso-denominated loans when the inflation rate for the period is higher than the average nominal rate of the loan portfolio for the same period. A similar effect could occur for a portfolio of foreign currency denominated loans when the inflation rate for the period is higher than the sum of the devaluation rate for the period and the corresponding average nominal rate of the portfolio.

The formula for the average real rate for foreign currency denominated assets and liabilities (Rd) reflects a gain or loss in purchasing power caused by the difference between the devaluation rate of the Chilean peso and the

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inflation rate in Chile during the period. The following example illustrates the calculation of the real interest rate for a dollar-denominated asset bearing a nominal annual interest rate of 10.0% (Nd = 0.10), assuming a 5.0% annual devaluation rate (D = 0.05) and a 12.0% annual inflation rate (I = 0.12):

In the example, since the inflation rate was higher than the devaluation rate, the real rate is lower than the nominal rate in dollars. If, for example, the annual devaluation rate were 15.0%, using the same numbers, the real rate in Chilean pesos would be 12.9%, which is higher than the nominal rate in U.S. dollars. Using the same numbers, if the annual inflation rate were greater than 15.5%, the real rate would be negative.

Foreign exchange gains or losses on foreign currency-denominated assets and liabilities are not included in interest income or expense. Similarly, interest on the available for sale investment portfolio does not include trading or mark-to-market gains or losses on these investments. Interest is not recognized on non-performing loans.   Non-performing loans that are overdue for 90 days or less have been included in each of the various categories of loans, and therefore affect the various averages. Non-performing loans consist of loans as to which either principal or interest is overdue (i.e., non accrual loans) and restructured loans earning no interest.

Included in interbank deposits are checking accounts maintained in the Central Bank and foreign banks. Such assets have a distorting effect on the average interest rate earned on total interest-earning assets because currently balances maintained in Chilean peso amounts do not earn interest, and the only balances held in a foreign currency that earn interest are those maintained in U.S. dollars, but those only earn interest on the amounts that are legally required to be held for liquidity purposes. Additionally, this account includes interest earned by overnight investments. Consequently, the average interest earned on such assets is comparatively low. We maintain these deposits in these accounts to comply with statutory requirements and to facilitate international business, rather than to earn income.

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The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the years ended December 31, 2008 and 2009.

	2008				2009
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
ASSETS
INTEREST-EARNING ASSETS
Deposits in Central Bank
Ch$	114,052	9,515	(0.5%)	8.3%	207,738	2,652	3.9%	1.3%
UF	–	–	–	–	–	–	–	–
Foreign currencies	–	–	–		–	–	–	–
Subtotal	114,052	9,515	(0.5%)	8.3%	207,738	2,652	3.9%	1.3%

Financial investments
Ch$	851,635	80,356	0.5%	9.4%	939,455	32,782	6.2%	3.5%
UF	614,704	51,794	(0.4%)	8.4%	547,220	4,507	3.5%	0.8%
Foreign currencies	900,291	5,888	19.1%	0.7%	486,051	5,840	(17.8%)	1.2%
Subtotal	2,366,630	138,038	7.3%	8.7%	1,972,726	43,129	(0.5%)	2.2%

Total loans
Ch$	5,082,482	907,491	0.2%	17.9%	5,648,974	877,542	18.6%	15.5%
UF	6,766,218	938,636	4.7%	13.9%	6,884,816	220,076	5.9%	3.2%
Foreign currencies	1,084,263	60,080	–	5.5%	1,061,879	53,075	(14.8%)	5.0%
Subtotal	12,932,963	1,906,207	2.5%	14.7%	13,595,669	1,150,693	9.6%	8.5%

Interbank loans
Ch$	16,838	1,077	(2.3%)	6.4%	19,532	262	4.0%	1.3%
UF	56	–	(8.2%)	–	–	–	–	–
Foreign currencies	5,618	196	22.4%	3.5%	2,521	–	(18.8%)	–
Subtotal	22,512	1,273	3.8%	6.0%	22,053	262	1.4%	1.2%

Investment under resale agreements
Ch$	21,148	1,610	(1.2%)	7.6%	261,288	10,680	6.8%	4.1%
UF	–	–	–	–	852	31	6.4%	3.6%
Foreign currencies	–	–	–	–	198	6	(16.4%)	3.0%
Subtotal	21,148	1,610	(1.2%)	7.6%	262,338	10,717	6.8%	4.1%

Threshold
Ch$	–	–	–	–	–	–	–	–
UF	–	–	–	–	–	–	–	–
Foreign currencies	224,449	4,703	20.8%	2.1%	205,068	325	(18.7%)	0.2%
Subtotal	224,449	4,703	20.8%	2.1%	205,068	325	(18.7%)	0.2%

Total interest earning assets
Ch$	6,086,155	1,000,049	6.9%	16.4%	7,076,987	923,918	16.0%	13.1%
UF	7,380,978	990,430	4.2%	13.4%	7,432,888	224,614	5.7%	3.0%
Foreign currencies	2,214,621	70,867	22.1%	3.2%	1,755,717	59,246	(16.1%)	3.4%
Subtotal	15,681,754	2,061,346	7.8%	14.5%	16,265,592	1,207,778	7.8%	7.4%

Non-interest earning assets
Cash
Ch$	275,180	–	–	–	398,396	–	–	–
UF	–	–	–	–	–	–	–	–
Foreign currencies	19,432	–	–	–	14,482	–	–	–
Subtotal	294,612	–	–	–	412,878	–	–	–

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	2008				2009
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
Allowances
Ch$	(248,172)	–	–	–	(315,361)	–	–	–
UF	–	–	–	–	–	–	–	–
Foreign currencies	–	–	–	–	–	–	–	–
Subtotal	(248,172)	–	–	–	(315,361)	–	–	–

Property, plant and equipment
Ch$	257,548				215,789
UF	–	–	–	–	–	–	–	–
Foreign currencies	–	–	–	–	–	–	–	–
Subtotal	257,548				215,789

Derivatives
Ch$	1,861,855	–	–	–	1,708,712	–	–	–
UF	(1,507,963)	–	–	–	(184,072)	–	–	–
Foreign currencies	1,064,876	–	–	–	(7,390)	–	–	–
Subtotal	1,418,768	–	–	–	1,517,250	–	–	–

Financial investment trading
Ch$	125,073	–	–	–	233,977	–	–	–
UF	308,302	–	–	–	726,009	–	–	–
Foreign currencies	28,367	–	–	–	45,029	–	–	–
Subtotal	461,742	–	–	–	1,005,015	–	–	–

Other assets
Ch$	184,142	–	–	–	688,310	–	–	–
UF	66,754	–	–	–	42,584	–	–	–
Foreign currencies	364,946	–	–	–	159,853	–	–	–
Subtotal	615,842	–	–	–	890,747	–	–	–

Total non-interest earning assets
Ch$	2,455,626	–	–	–	2,929,823	–	–	–
UF	(1,132,907)	–	–	–	584,521	–	–	–
Foreign currencies	1,477,621	–	–	–	211,974	–	–	–
Subtotal	2,800,340	–	–	–	3,726,318	–	–	–

TOTAL ASSETS
Ch$	8,541,781	1,000,049	–	–	10,006,810	923,918	–	–
UF	6,248,071	990,430	–	–	8,017,409	224,614	–	–
Foreign currencies	3,692,242	70,867	–	–	1,967,691	59,246	–	–
Subtotal	18,482,094	2,061,346	–	–	19,991,910	1,207,778	–	–

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	2008				2009
	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate
INTEREST-BEARING LIABILITIES

LIABILITIES AND SHAREHOLDERS’ EQUITY

Savings accounts
Ch$	739	13	(6.5%)	1.8%	777	11	4.1%	1.5%
UF	99,781	8,516	(0.3%)	8.5%	99,517	(1,039)	1.6%	(1.0%)
Foreign currencies	–	–	–	–	–	–	–	–
Subtotal	100,520	8,529	(0.3%)	8.5%	100,294	(1,028)	1.6%	(1.0%)

Time deposits
Ch$	3,879,461	291,134	(1.3%)	7.5%	4,442,195	183,641	6.9%	4.1%
UF	2,958,841	368,973	3.3%	12.5%	2,490,859	19,618	3.4%	0.8%
Foreign currencies	1,504,699	55,842	(4.8%)	3.7%	1,422,392	26,614	(17.3%)	1.9%
Total	8,343,001	715,949	(0.3%)	9.8%	8,355,446	229,873	1.7%	2.8%

Central bank borrowings
Ch$	55,300	4,570	(0.6%)	8.3%	295,319	2,561	3.5%	0.9%
UF	3,246	386	2.8%	11.9%	2,027	(11)	2.1%	(0.5%)
Foreign currencies	–	–	–	–	–	–	–	–
Total	58,546	4,956	(0.4%)	8.6%	297,346	2,550	3.5%	0.9%

Repurchase agreements
Ch$	311,307	34,487	2.0%	11.1%	461,168	13,454	5.6%	2.9%
UF	9,080	940	1.3%	10.4%	23,915	429	4.5%	1.8%
Foreign currencies	55,978	1,925	(5.0%)	3.4%	917	1	(18.7%)	0.1%
Subtotal	376,365	37,352	0.9%	10.6%	486,000	13,884	5.5%	2.9%

Mortgage finance bonds
Ch$	–	–	–	–	–	–	–	–
UF	372,493	55,713	5.6%	15.0%	301,501	8,391	5.5%	2.8%
Foreign currencies	–	–	–	–	–	–	–	–
Subtotal	372,493	55,713	5.6%	15.0%	301,501	8,391	5.5%	2.8%

Other interest bearing liabilities
Ch$	99,390	10,697	(1.7%)	10.8%	141,415	8,173	8.6%	5.8%
UF	1,497,974	260,230	7.8%	17.4%	1,825,455	40,171	4.9%	2.2%
Foreign currencies	1,776,442	75,854	(4.2%)	4.3%	1,942,923	49,248	(16.6%)	2.5%
Subtotal	3,373,806	346,781	1.3%	14.3%	3,909,793	97,592	(5.7%)	2.5%

Total interest bearing liabilities
Ch$	4,346,197	340,901	(1.0%)	7.8%	5,340,874	207,840	6.6%	3.9%
UF	4,941,415	694,758	4.7%	14.1%	4,743,274	67,559	4.1%	1.4%
Foreign currencies	3,337,119	133,621	(4.5%)	4.0%	3,366,232	75,863	(17.0%)	2.3%
Subtotal	12,624,731	1,169,280	0.3%	11.1%	13,450,380	351,262	(0.2%)	2.6%

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	2008				2009
	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate
NON-INTEREST-BEARING LIABILITIES

Non-interest bearing demand deposits
Ch$	2,455,741	–	–	–	2,458,860	–	–	–
UF	25	–	–	–	13,039	–	–	–
Foreign currencies	981	–	–	–	3,151	–	–	–
Subtotal	2,456,747	–	–	–	2,475,050	–	–	–

Derivatives
Ch$	1,027,615	–	–	–	1,059,863	–	–	–
UF	168,985	–	–	–	193,392	–	–	–
Foreign currencies	135,632	–	–	–	133,771	–	–	–
Subtotal	1,332,232	–	–	–	1,387,026	–	–	–

Other non-interest bearing liabilities
Ch$	423,539	–	–	–	512,216	–	–	–
UF	244,874	–	–	–	287,124	–	–	–
Foreign currencies	100,873	–	–	–	280,176	–	–	–
Total	769,286	–	–	–	1,079,516	–	–	–

Shareholders´ Equity
Ch$	1,299,098	–	–	–	1,599,938	–	–	–
UF	–	–	–	–	–	–	–	–
Foreign currencies	–	–	–	–	–	–	–	–
Subtotal	1,299,098	–	–	–	1,599,938	–	–	–

Total non-interest bearing liabilities and shareholders´ equity
Ch$	5,205,993	–	–	–	5,630,877	–	–	–
UF	413,884	–	–	–	493,555	–	–	–
Foreign currencies	237,486	–	–	–	417,098	–	–	–
Total	5,857,363	–	–	–	6,541,530	–	–	–

TOTAL LIABILITIES AND SHARE-HOLDERS’ EQUITY
Ch$	9,552,190	340,901	–	–	10,971,751	207,840	–	–
UF	5,355,299	694,758	–	–	5,236,829	67,559	–	–
Foreign currencies	3,574,605	133,621	–	–	3,783,330	75,863	–	–
Total	18,482,094	1,169,280	–	–	19,991,910	351,262	–	–

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Return on Equity and Assets; Dividend Payout

The following table presents certain information and selected financial ratios for Santander-Chile for the year-ended December 31, 2009.

Year ended December 31, 2009
(in millions of Ch$, except for percentages)
Net income	436,306
Net income attributable to shareholders	431,253
Average total assets	19,991,911
Average equity	1,599,938
Net income as a percentage of:
Average total assets	2.18%
Average equity	27.27%
Average equity as a percentage of:
Average total assets	8.00%
Proposed cash dividend(1)	258,752
Dividend payout ratio, based on net income attributable to shareholders(1)	60%

(1)	Dividend proposed by the Board for shareholders approval on April 27, 2010.

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Loan Portfolio

The following table analyzes our loans by product type. Except where otherwise specified, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including principal amounts of past due loan and substandard loans. Any collateral provided generally consists of a mortgage on real estate, a pledge of marketable securities, a letter of credit or cash. The existence and amount of collateral generally vary from loan to loan.

	As of
	Dec. 31, 2008	Dec. 31, 2009
	(Ch$ million)
Commercial Loans:
Commercial loans	5,475,455	5,489,595
Foreign trade loans(1)	1,459,184	636,328
Loans with mortgage guarantee	121,400	92,911
Factoring operations	323,136	130,272
Leasing contracts	965,094	964,698
Other loans and accounts receivables from customers	11,591	10,958
Subtotal	8,355,860	7,324,762

Mortgage loans:
Draft loans	228,722	175,592
Mortgage finance bonds	197,305	199,139
Other mortgage mutual loans	3,554,529	3,784,322
Leasing contracts	-	-
Other loans and accounts receivables from customers	-	-
Subtotal	3,980,556	4,159,053

Consumer loans:
Installment consumer loans	1,347,142	1,378,044
Credit card loans	582,593	586,937
Consumer leasing contracts	4,865	3,835
Other consumer loans	314,538	275,233
Subtotal	2,249,138	2,244,049

Subtotal Loans to customers	14,585,554	13,727,864

Interbank loans	95,534	23,409

Total	14,681,088	13,751,273

(1)	The decline in foreign trade loans is due to lower trade volume as a result of the global economic slowdown and a focus on higher yielding loans.

The loan categories are as follows:

Commercial loans

Commercial loans are long-term and short-term loans, including checking overdraft lines for companies granted in Chilean pesos, inflation linked, US$ linked or denominated in US$. The interest on these loans is fixed or variable and is used primarily to finance working capital or investments. General commercial loans also includes factoring operations.

Foreign trade loans are fixed rate, short-term loans made in foreign currencies (principally U.S.$) to finance imports and exports.

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Mortgage loans financed with mortgage bonds mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These are financed by issuing mortgage bonds.

Factoring operations mainly include short-term loans to companies with a fixed monthly nominal rate backed by a company invoice.

Leasing contracts are agreements for the financial leasing of capital equipment and other property.

Other outstanding loans include other loans and accounts payable.

Residential mortgage loans

Draft loans mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These loans can be endorsed to a third party.  These are financed by our general borrowings.

Residential mortgage loans backed by mortgage bonds are inflation-indexed, fixed or variable rate, long-term loans with monthly payments of principal and interest secured by a real property mortgage that are financed with mortgage finance bonds. At the time of approval, these types of mortgage loans cannot be more than 75% of the lower of the purchase price or the appraised value of the mortgaged property or such loan will be classified as a commercial loan. Mortgage bonds are our general obligations, and we are liable for all principal and accrued interest on such bonds. In addition, if the issuer of a mortgage finance bond becomes insolvent, the General Banking Law’s liquidation procedures provide that these types of mortgage loans with their corresponding mortgage bonds shall be auctioned as a unit and the acquirer must continue paying the mortgage finance bonds under the same conditions as the original issuer.

Other mortgage mutual loans mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These are financed by our general borrowings.

Consumer loans

Installment consumer loans are loans to individuals, granted in Chilean pesos, generally on a fixed rate nominal basis, to finance the purchase of consumer goods or to pay for services.

Consumer loans through lines of credit are checking overdraft lines to individuals, granted in Chilean pesos, generally on a fixed rate nominal basis and linked to an individual’s checking account.

Credit card loans include credit card balances subject to nominal fixed rate interest charges.

Consumer leasing contracts are agreements for the financial leasing of automobiles and other property to individuals.

Non-client loans

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

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Loans by Economic Activity

The following table sets forth, at the dates indicated, an analysis of our client loan portfolio based on the borrower’s principal economic activity and geographic distribution. Loans to individuals for business purposes are allocated to their economic activity.

	Domestic loans (*) As of December 31,		Foreign loans As of December 31,		Total loans As of December 31,		% of total loans As of December 31,
	2008 (in millions of Ch$)	2009 (in millions of Ch$)	2008 (in millions of Ch$)	2009 (in millions of Ch$)	2008 (in millions of Ch$)	2009 (in millions of Ch$)	2008%	2009%
Commercial loans
Manufacturing	937,305	640,395	–	–	937,305	640,395	6.39	4.66
Mining	323,269	67,057	–	–	323,269	67,057	2.21	0.49
Electricity, gas and water	207,542	144,386	–	–	207,542	144,386	1.41	1.05
Agriculture and livestock	647,897	610,909	–	–	647,897	610,909	4.4	4.44
Forestry	88,554	71,085	–	–	88,554	71,085	0.6	0.52
Fishing	170,934	127,025	–	–	170,934	127,025	1.16	0.93
Transport	423,856	362,508	–	–	423,856	362,508	2.89	2.64
Communications	192,750	164,077	–	–	192,750	164,077	1.31	1.2
Construction	887,391	817,293	–	–	887,391	817,293	6.04	5.95
Commerce(**)	2,219,987	1,650,903	95,534	23,409	2,315,521	1,674,312	15.78	12.03
Services	395,840	288,256	–	–	395,840	288,256	2.7	2.1
Other	1,860,535	2,380,871	–	–	1,860,535	2,380,871	12.68	17.34

Subtotals	8,355,860	7,324,765	95,534	23,409	8,451,394	7,348,174	57.57	53.35

Mortgage loans	3,980,556	4,159,053	–	–	3,980,556	4,159,053	27.11	30.3

Consumer loans	2,249,138	2,244,049	–	–	2,249,138	2,244,049	15.32	16.35

Totals	14,585,554	13,727,867	95,534	23,409	14,681,088	13,751,276	100	100

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Classification of Loan Portfolio

Credit Review Process

The Risk Division, our credit analysis and risk management group, is largely independent of our Commercial Division. Risk evaluation teams interact regularly with our clients. For larger transactions, risk teams in our headquarters work directly with clients when evaluating credit risks and preparing credit applications. Various credit approval committees, all of which include Risk Division and Commercial Division personnel, must verify that the appropriate qualitative and quantitative parameters are met by each applicant. Each committee’s powers are defined by our Board of Directors.

In addition, Banco Santander Spain is involved in the credit approval process of our largest loans and borrowers. If a single borrower or an economic group owes us an aggregate amount in excess of US$40 million, any additional loan to such borrower or member of such group must be reviewed by Banco Santander Spain. Once a year, the Executive Committee of Banco Santander Spain reviews those loans booked by us in excess of US$40 million.

Credit Approval: Corporate

In preparing a credit proposal for a corporate client, Santander-Chile’s personnel verify such parameters as debt servicing capacity (including, usually, projected cash flows), the company’s financial history and projections for the economic sector in which it operates. The Risk Division is closely involved in this process, and prepares the credit application for the client. All proposals contain an analysis of the client’s strengths and weaknesses, a rating and a recommendation. Credit limits are determined not on the basis of outstanding balances of individual clients, but on the direct and indirect credit risk of entire financial groups. For example, a corporation will be evaluated together with its subsidiaries and affiliates.

Credit Approval: Retail Banking

Retail loans are evaluated and approved by the Risk for Individuals, Micro businesses and Small Businesses Division. The majority of loans to individuals are approved by the Standardized Risk Area. The credit evaluation  process is based on an evaluation system known as Garra for Banco Santander and Syseva for Santander Banefe, both process are decentralized, automated and are based on a scoring system which incorporates our Credit Risk Policies.

The credit evaluation process is based on the gathering of information to determine a client’s financial stability, payment capacity and commercial nature. The following parameters are used to evaluate an applicant’s credit risk: (i) income, (ii) length of current employment, (iii) indebtedness, (iv) credit reports and (v) background information, which is accessed by means of internal and external databases. Operations which cannot be approved by Garra or Syseva are sent to the Approval Center, a centralized area that carries out yearly analyses and renewals of credit lines and credit cards and evaluates higher risk credits. The following table lists our committees from which credit approval is required depending on total risk exposure:

Approved By	Maximum approval in Thousands of US$
Executive Credit Committee	>20,000
Loan Credit Committee	20,000
Business Segment Committee	8,000-10,000
Large Companies	10,000
Real estate sector	10,000
Medium sized companies	8,000
Regional Committee	5,000
Branch committee	300
Companies	300
Mortgage	120
Persons	30

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The following table lists Santander Banefe’s personnel from whom credit approval is required, depending upon total risk exposure. These attributions are granted based on specific training processes given by the Risk Division and according to the experience and professional background of the employee.

Range in US$ (Excludes mortgage loans)
Risk Division Manager	> 12,500
Assistant Risk Division Managers	6,250-12,500
Zone Manager	3,125-6,250
Branch Assistant Manager	1,550-3,125
Credit Analyst	1,170-1,550
Commercial Executive	0-1,170

The Executive Credit Committee is comprised of the Chairman of the Board, three additional Board members, the Corporate Legal Counsel, the CEO, the Manager of Global Banking, the Corporate Director of Risk and two senior members of the Credit Risk department that present the loans being reviewed. This committee reviews the loan positions reviewed by the Senior Credit Committee above US$10 million and approves those loan positions greater than US$20 million. In addition, any loan position above US$40 million must also be reviewed by Banco Santander Spain’s credit committee.

The Loan Credit Committee is comprised of the CEO, the Manager of the Wholesale segment, the Manager of the Medium sized companies segment, General Counsel, the Corporate Director of Credit Risk and the Manager of Credit Admissions. The Loan Credit Committee reviews and will either approve or deny transactions in the range of US$8 million to US$20 million that have been previously approved by one of the Business Segment Committees: (i) Large Companies, (ii) Medium sized Companies and (iii) Real Estate. The Regional Committees have a maximum approval of up to US$5 million. The regional committees oversee the branch networks outside of Santiago. At the branch level, the maximum approval is US$300,000 for companies, US$30,000 for individuals and US$120,000 for mortgages. For the lower level committees, credit granting authority varies according to the seniority and experience of the committee members, and the values indicated represent upper limits. All committees include at least two bank officers from the commercial and credit areas.

We also have a department designated to monitor the quality of the loan portfolio on a continuous basis. The purpose of this special supervision is to maintain constant scrutiny of the portions of the portfolio that represent the greatest risk and to anticipate any deterioration. Based on this ongoing review of the loan portfolio, we believe we are able to detect problem loans and make a decision on client’s status. This includes measures such as reducing or extinguishing a loan, or requiring better collateral from the client. The control systems require that these loans be reviewed at least three times per year for those clients in the lowest category of credit watch.

Classification of Loan Portfolio

Under the classifications effective January 1, 2004, loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); and (iii) commercial loans (includes all loans other than consumer loans and residential mortgage loans). The models and methods used to classify our loan portfolio and establish credit loss allowances must follow the following guiding principles, which have been established by the Superintendency of Banks and approved by our Board of Directors.

Allowances for large commercial loans

For large commercial loans, leasing and factoring, the Bank assigns a risk category level to each borrower and its respective loans. The Bank considers the following risk factors: industry or sector of the borrower, owners or

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managers of the borrower, borrower’s financial situation, its payment capacity and payment behavior. The Bank assigns one of the following risk categories to each loan and borrower:

i.	Classifications A1, A2 and A3, correspond to borrowers with no apparent credit risk.

ii.	Classifications B, correspond to borrowers with some credit risk but no apparent deterioration of payment capacity.

iii.	Classifications C1, C2, C3, C4, D1 and D2 correspond to borrowers whose loans have deteriorated.

For loans classified as A1, A2, A3 and B, the Bank assigns a specific provision level on an individual basis to each borrower and, therefore, the amount of loan loss allowance is determined on a case by case basis. The amount of allowances for the remaining classifications is set by the Superintendency of Banks as described below. All commercial loans for companies, including leasing and factoring, have been individually rated. In determining provisions, we make a distinction between normal debtors and deteriorated debtors.

Debtor Classes

Two debtor classes have been determined based on debtors’ credit behavior in order to calculate loan loss allowance:

•	Normal Debtors, which are classified as A1, A2, A3 or B, are current on their payment obligations and show no sign of deterioration in their credit quality.

•
Deteriorated Debtors, which are classified as C1, C2, C3, C3, C4, D1 or D2, include debtors whose loan balances with us of 5% or more have been non-performing for more than three months, whose loans with us have been charged off or administered by our Recovery Unit, or classified as Precontenciosos (PRECO or Deteriorated)

Expected Loan Loss = Loan Loss Allowance

The expected loss is obtained by multiplying all risk factors defined in the following equation:

EL = Expected Loss. The expected loss is how much could be lost in the event a debtor does not perform the obligations under the loan.

PNP = Probability of Non-Performing. This variable, expressed as a percentage, indicates the probability that a debtor will default next year. This percentage is associated with the internal rating we give to each debtor, which is determined by analyzing such parameters as debt servicing capacity (including, usually, projected cash flows), the company’s financial history, the solvency and capacity of shareholders and management, and projections for the economic sector in which it operates. The internal rating can be different from ratings obtained from external third parties.

EXP  = Exposure. This corresponds to the value of commercial loans without discounting the value of guarantees or collateral.

SEV  = Severity. This is the effective loss rate for debtors in the same segment, which is determined statistically based on the historical effective losses for the Bank for each segment.

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Determination of loan loss allowance  according to Borrower Class

Normal Debtors

•	The loan loss allowance for each debtor is calculated based on the Expected Loss equation (EL = PNP * EXP * SEV).

•	A risk category is assigned to each debtor based on the PNP summarized in the following table:

PNP result	Classification	Loan Loss Allowance (Pre-Dec. 2006)	Loan loss allowance as of and after Dec. 2006
External Classification> AA-	A1	0%	Determined by a
PNP ≤ 1%	A2	0%	model
1% < PNP ≤ 4%	A3	0.5%	on an
PNP > 4%	B	1.0%	individual basis

Deteriorated Debtors

For loans classified in Categories C1, C2, C3, C4, D1 and D2, the Bank must have the following levels of allowance, which are required by the Superintendency of Banks:

Classification	Estimated loss	Allowance(1)
C1	Up to 3%	2%
C2	More than 3% up to 19%	10%
C3	More than 19% up to 29%	25%
C4	More than 29% up to 49%	40%
D1	More than 49% up to 79%	65%
D2	More than 79%	90%

(1)	Represents percentages of the aggregate amount of principal and accrued but unpaid interest of the loan.

New Guidelines of Provision Levels for Loans in 2010

Commencing in January 2010, all Chilean banks must include in the calculation of expected loss and reserve levels a percentage of off-balance sheet contingent loans. This principally includes lines of credit approved but not disbursed, unused credit card lines, stand-by letters of credit and other operations guaranteed by us.  The impact of this change is expected to be approximately Ch$65,000 million, which will be charged against equity in the first quarter of 2010.

Off-balance contingent operations	Percentage of total debt outstanding to be included in new risk weightings
Guarantees	50%-100%
Lines of credit and unused credit card balances	50%
Stand-by letters of credit	20%

In addition, new categories have been established for the rating and expected loss calculation of performing and substandard commercial loans. Beginning in July 2010, banks must use models developed by the Superintendency of Banks to determine the probability of default on performing commercial loans rather than the internal models currently used. At the same time, banks will only be permitted to consider liquid collateral in the calculation of expected losses rather than all collateral, as is currently the case.  In 2012, when the  Chilean financial system adopts Basel II, banks will be allowed to use their internal models to determine probabilities of default for performing commercial loans, and consider all collateral.

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Current rating system for performing commercial loans	Probability of default	New rating system for performing commercial loans	Probability of default
A1	Determined	A1	0.04%
A2	individually by client	A2	0.3%
A3	using an internal model	A3	0.6%
B	approved by the Board	B1	1.7%
		B2	4.5%
		B3	13%
		C	25%

The required loan loss allowance for the above categories of loans will be set by the following formula: Expected Loss/allowance level = Probability of default (as set by the SBIF) * Total Debt – Liquid Collateral.

For substandard commercial loans, the methodology for calculating the expected loss remains directly related to the risk rating of the client, but the number of risk categories has been expanded.

Current rating system s	Expected loss	Reserve requirement	New rating system	Expected loss	Reserve requirement
C1	1%-3%	2%	F1	0-1%	0.5%
C2	3%-19%	10%	F2	>1%-3%	2%
C3	20%-29%	25%	F3	>3%-20%	10%
C4	30%-49%	40%	G1	>20%-30%	25%
D1	50%-79%	65%	G2	>30%-50%	40%
D2	>80%	90%	G3	>50%-80%	65%
			G4	>80%	90%

These modifications must be implemented by July 2010 and will result in an estimated one-time after-tax charge against income of Ch$70,716 million, although the actual amount of the charge could be greater depending upon the size and composition of, and collateral securing, our loan portfolio at June 30, 2010.

Allowances for consumer loans

Consumers are assigned an allowance level on an based on credit risk profiles, utilizing a more automated statistical model and considering such borrower’s credit history, including any defaults on obligations to other creditors, as well as the overdue periods on loans from us. We differentiate between old and new clients when determining a client’s risk profile for consumer loans and those that have gone through some type of renegotiation in the past in the financial system. All loans are assigned a provision at the moment a loan is granted depending on the risk profile of the client. We are continuously improving and recalibrating our credit scoring and provisioning models and this may change the minimum provisions standards for the various client profiles as depicted in this document.  The following table sets forth the required allowances for consumer loans in 2009.

		Allowance Level(1)
		Not renegotiated		Renegotiated
Loan type	Risk Profile	New Clients	Old Clients	New Clients	Old Clients
Consumer	Profile 1	30.5%	21.0%	31.4%	38.4%
	Profile 2	21.7%	17.7%	21.2%	26.4%
	Profile 3	14.9%	9.7%	6.1%	22.1%
	Profile 4	12.3%	6.2%		8.90%
	Profile 5	8.9%	2.9%		2.10%
	Profile 6	5.7%	1.4%	-	-
	Profile 7	2.7%	0.6%	-	-

(1)	Percentage of total outstanding.

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The following table sets forth the required allowances for consumer loans in 2010, which incorporates the impact of provisioning not only outstanding amounts, but also unused lines of credit and credit card loans. The Bank will continue to modify this model as market conditions evolve and more sensitive systems are implemented.

		Allowance Level(1)
		Not renegotiated		Renegotiated
Loan type	Risk Profile	New Clients	Old Clients	New Clients	Old Clients
Consumer	Profile 1	30.3%	19.6%	31.7%	36.7%
	Profile 2	21.4%	16.5%	22.4%	25.2%
	Profile 3	15.2%	8.6%	7.3%	21.6%
	Profile 4	12.7%	5.4%	-	8.7%
	Profile 5	8.8%	2.6%	-	2.1%
	Profile 6	5.5%	1.4%	-	-
	Profile 7	2.4%	0.4%	-	-

Allowances for residential mortgage loans

Residential mortgage loans are assigned an allowance level based on credit risk profiles, utilizing a more automated and sophisticated statistical model and considering such borrower’s credit history, including any defaults on obligations to other creditors, as well as the overdue periods on the loans borrowed from us. Once the rating of the client is determined, the allowance for mortgage loans is calculated using a risk category and related allowance to loan ratio which is directly related to the overdue periods. The following table sets forth the allowance to loan ratios on loans based on overdue time.  The ratios represent the percentage of required allowance amount to the aggregate amount of the principal and accrued but unpaid interest on the loan. These percentages may vary as the model is improved. A new model is expected to be implemented in the last quarter of 2010.

Loan type		Overdue days
		1-30	31-60	61-120	121-180	181-360	361- 720	>720
Mortgage	Profile 1	0.3%	0.5%	1.2%	2.4%	6.8%	14.1%	28.3%
	Profile 2	1.5%	1.6%	2.5%	4.4%	6.8%	14.1%	28.3%

Allowances for group evaluations on small and mid-sized commercial loans

•
Allowances based on group evaluations are permitted for a large number of borrowers whose individual loan amounts are relatively insignificant. These models are intended to be used primarily to analyze commercial loans to individuals and small companies.

•
Levels of required reserves are to be determined by the Bank, according to the estimated loss that may result from the loans, by classifying the loan portfolio using one or both of the following models:

i.
A model based on the characteristics of the borrowers and their outstanding loans—borrowers and their loans with similar characteristics will be placed into groups and each group will be assigned a risk level.

ii.	A model based on the behavior of a group of loans—loans with analogous past payment histories and similar characteristics will be placed into groups and each group will be assigned a risk level.

Additional reserves

Banks are permitted to establish allowances above the limits described above only to cover specific risks that have been authorized by their Board of Directors. Voluntary reserves that cover no specific risk are no longer permitted.

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Classification of Loan Portfolio Based on the Borrower’s Payment Performance

Accrued interest and UF indexation adjustments from overdue loans are recognized only when, and to the extent, received. Non-performing loans include loans as to which either principal or interest is overdue, and which do not accrue interest. Restructured loans as to which payments are not overdue are not ordinarily classified as non-performing loans. Past due loans include, with respect to any loan, only the portion of principal or interest that is overdue for 90 or more days, and do not include the installments of such loan that are not overdue or that are overdue for less than 90 days, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan, in which case the entire loan is considered past due within 90 days of the beginning of such proceedings. This practice differs from that normally followed in the United States, where the amount classified as past due would include the entire amount of principal and interest on any and all loans which have any portion overdue. Beginning in 2009 and in accordance with new accounting standards being adopted, banks in Chile must publish, in addition to this definition of past due loans, a new indicator which includes not only the installments more than 90 days overdue, but also the entire amount of principal on any and all loans which have any portion overdue.

The term for charging-off loans must now be calculated from the beginning of arrears (one installment 90 days overdue) and once this term is reached, the entire loan is charged-off . The following is a table showing the principal types of loans and their respective terms for charge-offs as stipulated by the new accounting standards:

Type of contract	Term
Leasing Operations
Consumer leasing	6 months
Other leasing operations	12 months
Property leasing (commercial or residential)	36 months
Other Operations
Consumer credits with or without real guarantees	6 months
Other operations without real guarantees	24 months
Commercial credits with real guarantees	36 months
Mortgage loans for housing	48 months

We may write off any loan (commercial or consumer) before the first installment becomes overdue only in accordance with special procedures established by the Superintendency of Banks. In certain circumstances we must write off an overdue loan (commercial or consumer) sooner than the terms set forth above. Loans are written off against the loan loss reserve to the extent of any required allowances for such loans; the remainder of such loans is written off against income.

In general, legal collection proceedings are commenced with respect to consumer loans once they are overdue for 90 days and, with respect to mortgage loans, once they are past due for 120 days. Legal collection proceedings are always commenced within one year of such loans becoming past due, unless we determine that the size of the past due amount does not warrant such proceedings. In addition, the majority of our commercial loans are short–term, with single payments at maturity. Past due loans are required to be covered by individual loan loss reserves equivalent to 100.0% of any unsecured portion thereof.

The following table sets forth all of our past due loans, expected loss and non-performing loans at December 31, 2008 and 2009. Amounts shown as past due include only installments that are past due and not the aggregate principal amount of such loans. Amounts shown as non-performing include the portion of the loan that is overdue for more than 90 days and not the aggregate principal amount of such loans. The non-performing loan amount is a new indicator introduced in 2009 along with the new accounting standards and for this reason December 31, 2008 figures correspond to January 2009.

	As of December 31,
	2008	2009
	(in millions of Ch$, except percentages)
Past due loans(1)	160,824	193,250
Expected loss(2)	274,240	349,527
Non-performing loans(3)	383,458	409,067
Substandard loans(4)	870,259	1,485,737
Reserve for loan losses(5)	274,240	349,527
Total loans(6)	14,681,088	13,751,273
Past due loans expressed as a percentage of total loans	1.10%	1.41%
Expected loss as a percentage of total loans	1.87%	2.54%
Non-performing loans as a percentage of total loans	2.61%	2.97%
Reserve for loan losses over past due loans	170.52%	180.87%
Reserve for loan losses over expected loss	100.00%	100.00%
Reserve for loan losses over non-performing loans	71.52%	85.44%

(1)	All installments and lines of credit more than 90 days overdue. Does not include the aggregate principal amount of such loans.

(2)	Expected loss calculated according to internal models and guidelines of the Superintendency of Banks.

(3)
Non-performing loans is all loans with at least one installment over 90 days overdue and includes the aggregate principal amount of such loans. Figures for December 31, 2008 correspond to January 31, 2009, date when this figure became available.

(4)
Substandard loans prior to December 2009 include: (i) all non-performing loans, (ii) all renegotiated consumer loans, and (iii) all commercial loans that are at risk of default. As of December 31, 2009 substandard loans include: (i) all loans to a single client that are evaluated on a group basis, including performing loans, that have a loan classified as non-performing (ii) all renegotiated consumer loans and (iii) all commercial loans at risk of default. See Note 10(a) of the Consolidated Financial Statements. As a result of this change in definition substandard loans as of December 31, 2009 are not comparable to December 31, 2008 figures.

(5)	Includes reserves for interbank loans.

(6)	Includes interbank loans.

Analysis of Santander Chile’s Loan Classification

The following tables provide statistical data regarding the classification of our loans at December 31, 2008 and 2009.

	At December 31, 2008
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loan	Total Loans	Percentage Evaluated Loans
A	–	1,811,060	3,562,617	5,373,677	36.7%
A1	–	–	–	–	0.0%
A2	6,463,445	–	–	6,463,445	44.0%
A3	1,351,054	–	–	1,351,054	9.2%
B	208,954	203,375	199,087	611,416	4.2%
B-	–	75,281	79,930	155,211	1.1%
C	–	94,507	64,972	159,479	1.1%
C1	220,434	–	–	220,434	1.5%
C2	26,738	–	–	26,738	0.2%
C3	34,296	–	–	34,296	0.2%
C4	36,100	–	–	36,100	0.2%
D	–	64,916	73,950	138,866	0.9%
D1	48,711	–	–	48,711	0.3%
D2	61,661	–	–	61,661	0.4%
Total loans	8,451,393	2,249,139	3,980,556	14,681,088	100.0%

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	At December 31, 2009
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loan	Total Loans	Percentage Evaluated Loans

A	–	1,895,241	–	1,895,241	13.8%
A1	–	–	–	–	–
A2	3,187,959	–	3,808,195	6,996,154	50.9%
A3	2,998,956	–	223,928	3,222,884	23.5%
B	601,080	165,181	10,481	776,742	5.5%
B-	–	69,150	–	69,150	0.5%
C	–	74,735	3,636	78,371	0.6%
C1	224,732	–	18,101	242,833	1.8%
C2	97,885	–	8,640	106,525	0.8%
C3	60,679	–	2,012	62,691	0.4%
C4	56,985	–	27,294	84,279	0.6%
D	–	39,742	–	39,742	0.3%
D1	80,574	–	42,438	123,012	0.9%
D2	39,324	–	14,328	53,652	0.4%
Totals	7,348,174	2,244,049	4,159,053	13,751,276	100%

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Loan Loss Allowances

The following table shows the breakdown of loan loss allowances by loan product (excluding interbank loans) as of December 31, 2008 and 2009:

	Allowances established
At December 31, 2008	Individual allowances	Global allowances	Total
	(Ch$ million)
Commercial loans:
General commercial loans	31,880	52,417	84,297
Foreign trade loans	11,287	1,301	12,588
Mortgage loans with mortgage finance bond	1,017	2,557	3,574
Factoring operations	1,309	546	1,855
Leasing operations	5,830	643	6,473
Other loans and accounts receivables from customers	2,768	2,574	5,342
Subtotal	54,091	60,038	114,129

Residential mortgage loans:
Draft loans	–	968	968
Mortgage loans financed with mortgage bonds	–	4,400	4,400
Other mortgage mutual loans	–	7,262	7,262
Residential leasing operations	–	-	-
Subtotal	–	12,630	12,630

Consumer loans:
Installments Consumer loans	–	106,313	106,313
Consumer loans through lines of credit	–	28,162	28,162
Credit card loans	–	–	–
Consumer leasing contracts	–	12,971	12,971
Subtotal	–	147,446	147,446

Total	54,091	220,114	274,205

	Allowances established
December 31, 2009	Individual allowances	Global loan loss allowances	Total
	(Ch$ million)
Commercial loans:
General commercial loans	45,857	78,418	124,275
Foreign trade loans	21,732	1,295	23,027
Mortgage loans financed with mortgage bond	623	2,947	3,570
Factoring operations	1,642	744	2,386
Leasing operations	6,531	1,308	7,839
Other loans and accounts receivables from customers	1,912	3,430	5,342
Subtotal	78,297	88,142	166,439

Residential mortgage loans:
Draft loans	-	576	576
Mortgage loans financed with mortgage bonds	-	9,040	9,040
Other mortgage mutual loans	-	6,918	6,918
Residential leasing operations	-	-	-
Subtotal	-	16,534	16,534

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	Allowances established
December 31, 2009	Individual allowances	Global loan loss allowances	Total
	(Ch$ million)
Consumer loans:
Installments Consumer loans	-	130,532	130,532
Consumer loans through lines of credit	-	24,433	24,433
Credit card loans	-	9	9
Consumer leasing contracts	-	11,538	11,538
Subtotal	-	166,512	166,512

Total	78,297	271,188	349,485

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DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

This section updates certain portions of “Item 6. Directors, Senior Management and Employees” of our 2008 20-F.

Directors and Senior Management

Directors

We are managed by our Board of Directors, which, in accordance with our by-laws, consists of 11 directors and two alternates who are elected at annual ordinary shareholders’ meetings. Except as noted below, the current members of the Board of Directors were elected by the shareholders in the ordinary shareholders’ meeting held on April 22, 2008. Members of the Board of Directors are elected for three-year terms. Except as noted below, the term of each of the current board members expires in April of 2011. Cumulative voting is permitted for the election of directors. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If any member of the Board of Directors resigns before his or her term has ended, and no other alternate director is available to take the position at the next annual ordinary shareholders’ meeting a new replacing member will be elected. Our executive officers are appointed by the Board of Directors and hold office at its discretion. Scheduled meetings of the Board of Directors are held monthly. Extraordinary meetings can be held when called in one of three ways: by the Chairman of the Board of Directors, by three directors with the consent of the Chairman of the Board of Directors or by the majority of directors. None of the members of our Board of Directors has a service contract which entitles any Director to any benefits upon termination of employment with Santander-Chile.

Our current directors are as follows:

Directors	Position	Committees	Term Expires
Mauricio Larraín Garcés	Chairman and Director	Asset and Liability Committee Executive Credit Committee Market Committee Marketing and Communications Committee University Committee	April 2011
Jesús Zabalza Lotina	First Vice Chairman and Director	—	April 2011
Oscar Von Chrismar Carvajal*	Second Vice Chairman and Director	—	April 2010
Carlos Olivos Marchant	Director	Audit Committee Executive Credit Committee	April 2011
Víctor Arbulú Crousillat	Director	Audit Committee	April 2011
Marco Colodro Hadjes	Director	Asset and Liability Committee Executive Credit Committee Market Committee	April 2011
Lucía Santa Cruz Sutil	Director	Audit Committee University Committee	April 2011
Roberto Méndez Torres	Director	Executive Credit Committee Marketing and Communications Committee University Committee	April 2011
Vittorio Corbo Lioi	Director	Asset and Liability Committee Market Committee	April 2011
Roberto Zahler Mayanz	Director	Asset and Liability Committee Market Committee	April 2011
Claudia Bobadilla Ferrer	Director	Technology Committee Analysis and Resolution Committee	April 2011
Juan Manuel Hoyos Martínez de Irujo*	Alternate Director	—	April 2010
Raimundo Monge Zegers	Alternate Director	Asset and Liability Committee	April 2011

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* In 2009, Mr. Juan Manuel Hoyos resigned his position as member of the Board and was appointed Alternate Director. Simultaneously, the Board designated Mr. Oscar von Chrismar as his replacement to the Board.  In the next Annual Shareholders meeting of April, 24, 2010, shareholders must propose a new Director and an Alternate Director.

Mauricio Larraín Garcés is our Chairman. He is a member of the Asset and Liability Committee, the Executive Credit Committee, the Market Committee, the Marketing and Communications Committee and the University Committee. He is also President of Santander Chile Holding S.A. and Universia Chile S.A. He is a Director of the Asociación de Bancos e Instituciones Financieras de Chile and the Santiago Stock Exchange. He is also a member of the Council of Paz Ciudadana and was a former President of ICARE. Mr. Larraín began working at Santander-Chile in 1989. Previously, he was Intendente (Director) of the Superintendency of Banks, Manager of External Debt at the Banco Central de Chile and a Senior Finance Specialist at the World Bank in Washington. He holds degrees in Law from Universidad Católica de Chile and from Harvard University.

Jesús María Zabalza Lotina became a Director and Vice-Chairman of the Board on October 28, 2008. He currently is a Director of Grupo Santander’s Latin America Division and a Board member of Banco Santander Puerto Rico and President of the Board of Banco Santander Colombia. Mr. Jesús Zabalza is a patron of the Fundación Padre Garralda. Previously, Mr. Zabalza was Director of Retail Banking in Madrid of Banco BBVA. He was also on the Board of e-La Caixa, Telefónica Factoring S.A, Adeslas y Terra. Mr. Zabalza holds a degree in Industrial Engineering from the University of Bilbao.

Oscar von Chrismar C. became Executive Vice-Chairman of the Board on January 1, 2010 after having served as the chief executive officer of Santander-Chile since August 2003.  Prior to assuming the chief executive officer post, he was the Manager of Global Banking. Prior to the merger he was the former chief executive officer of Old Santander-Chile since September 1997, after being General Manager of Banco Santander-Peru since September 1995. Mr. von Chrismar is also Alternate Director of Universia Chile S.A. Prior to that, Mr. von Chrismar was the manager of the Finance Division of Santander-Chile, a position he had held since joining Santander-Chile in 1990. Mr. von Chrismar holds an Engineering degree from the Universidad de Santiago de Chile.

Carlos Olivos Marchant is Director since 2007 and has been a Board member since the merger was consummated in 2002. He is Chairman of the Audit Committee and a member of the Executive Credit Committee. He was Chairman of the Board of Santiago since 1987 until the date of the merger, and he was Chairman of that board between May 1999 until the merger. He is a partner in the law firm Guerrero, Olivos, Novoa y Errazuriz. From 1981 to 1983, Mr. Olivos served as General Counsel of the Central Bank of Chile, and from 1984 to 1986 he served as Chairman of the Board of Directors of Banco Osorno. Mr. Olivos holds a law degree from the Universidad de Chile and a Masters of Jurisprudence from New York University School of Law.

Vittorio Corbo Lioi is one of Chile’s leading economists. In 2003, Mr. Corbo was named President of Chile’s Central Bank. Following the end of his tenure there, Mr. Corbo has been named to various boards and is currently a Senior Investigator at the Centro de Estudio Públicos (CEP), a local think tank. Previously, Mr. Corbo between 1991 and 1995 was an economic advisor to the Bank and a member of the Board of Santander Chile between 1995-2003. Mr. Corbo is a member of the Asset and Liability Committee and the Market Committee. Mr. Corbo has a Business Administration Degree form Universidad de Chile and Ph.D. in Economics from MIT.

Víctor Arbulú Crousillat became a Director on May 6, 1999. He is a member of the Audit Committee and has been designated as a Financial Expert. He was a Managing Director of JPMorgan, member of its European management committee and Chief Executive Officer for Spain and Portugal from 1988 until 1998. He has worked for JPMorgan for over 25 years in various positions in Europe, North America and Latin America. Mr. Arbulu also worked for the Inter-American Development Bank. He is also Director of Aurum S.A. Mr. Arbulu holds a degree in Engineering and a Masters of Business Administration.

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Marco Colodro Hadjes became a Director on April 19, 2005. Mr. Colodro is a member of the Asset and Liability Committee, Executive Credit Committee and Market Committee. Mr. Colodro was President of the Board of Telefónica Chile and a Director of Codelco. He is a former chairman of TVN (national television network) and former vice chairman of Banco del Estado (state bank). He was also owner of Agencia de Valores Alfa S.A. Prior to that he was Foreign Trade Director at the Central Bank of Chile. Mr. Colodro holds a degree in Economics from Universidad de Chile, and has post-graduate studies from the University of Paris.

Lucía Santa Cruz Sutil became a Director on August 19, 2003. Ms. Santa Cruz is a member of the Bank’s Audit Committee and the University Committee. Ms. Santa Cruz holds a degree in History and a Masters Degree in Philosophy from Oxford University. She is the Dean of the College of Liberal Arts of the Universidad Adolfo Ibañez. Ms. Santa Cruz is also a Director of Universia Chile S.A. She is also on the Board of Compañía de Seguros Generales y de Vida La Chilena Consolidada and Fundación Minera Escondida. She is also on the Advisory Board of Nestle Chile and the Fundación Educacional Santa Teresa de Avila. She is also a member of the Self-Regulation Committee for Insurance Companies in Chile.

Roberto Méndez Torres is a former member of the Board of Old Santander-Chile, to which he was appointed in 1996. He is a member of the Executive Credit Committee, the Marketing and Communication Committee and the University Committee. He is a professor of Economics at Universidad Católica de Chile. He has been Advisor to Grupo Santander-Chile since 1989. Mr. Méndez is President and Director of Adimark Chile Gfk and on the Board of the Chilean and German Chamber of Commerce. He is also vice-Chairman of Universia S.A. He graduated with a degree in Business from Universidad Católica de Chile, and holds an MBA and a Ph.D. from the Graduate School of Business at Stanford University.

Roberto Zahler Mayanz became a Director on August 31, 1999. He is a member of the Asset and Liability Committee and the Market Committee. Currently, he is President of Zahler & Co, a consulting firm. He is also Director of Air Liquide-Chile and member of the CLAAF or the Latin American Committee for Financial Affairs. He was formerly President of the Board of Siemens Chile. He was also a visiting professor at the IMF’s Research Department. Between 1991 and 1996 he was President of the Central Bank of Chile and Vice-President from 1989-1991. He also serves as a consultant for the World Bank, the IDB, the IMF and the International Bank of Settlements. Mr. Zahler has also provided technical assistance to various Central Banks and Finance Ministries in most countries of Latin America, Indonesia and Kosovo. Mr. Zahler holds a degree in Business Administration from the Universidad de Chile and a Masters in Economics from the University of Chicago.

Claudia Bobadilla Ferrer was elected to the Board in April 2006. She is a member of the Technology Committee and the Analysis and Resolution Committee. She is CEO of Fundación País Digital, a member of the Executive Committee of Innovation and Technology of ICARE, council member of Endeavor Chile and Executive Director of the Chile-Japón Siglo XXI Committee. She was also founder and President of Comunidad Mujer, an organization dedicated to increasing women’s participation in the workforce. She is a member of the council of Fundación Chilena del Pacífico, Proyecto Astronómico ALMA and Movimiento Educación 2020. She was previously Director of Legal Affairs at Terra Networks Chile S.A. She is a lawyer from the Universidad Diego Portales.

Juan Manuel Hoyos Martínez de Irujo was the Managing Director of McKinsey & Company in Spain from 1997 to 2003 where he was also President of the Client Committee of McKinsey’s Board. He began his career at McKinsey where he was named partner in 1984 and Director in 1991. Currently, he is in charge of partner development worldwide and continues to serve on the Board. His consulting career has been focused in the areas of strategy and organization of corporations, especially in the telecommunications, banking and metallurgy sectors. He has worked with companies in Spain, the United States, Latin America, the United Kingdom, Portugal and Africa. He received an economics degree from the Universidad Complutense de Madrid and holds an MBA in Finance and Accounting from Columbia University.

Raimundo Monge Zegers became an Alternate Director on April 29, 2003. He is Corporate Director of Strategic and Financial Planning for Grupo Santander-Chile and is CEO of Santander-Chile Holding S.A. and Santander Inversiones Ltda. He is also President of Santander S.A. Sociedad Securitizadora and Santander Factoring S.A. He is a Director of Aurum S.A., Santander Asset Management Chile S.A. and Bansa Santander S.A. Mr. Monge has a

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degree in business from the Universidad Católica de Chile and a MBA from the University of California, Los Angeles.

Senior Management

Our senior managers are as follows:

Senior Manager	Position	Date Appointed
Claudio Melandri	Chief Executive Officer	January 1, 2010
Gabriel Montoya	Corporate Financial Controller	April 1, 2009
José Manuel Manzano	Corporate Director of Risk	July 1, 2007
Ignacio Centenera	Corporate Director of Internal Audit	January 1, 2007
Francisco Murillo	Corporate Director Human Resources	February 21, 2008
Joaquín Quirante	Global Banking and Markets	March 11, 2008
José Luis Silva	Santander Banefe Consumer Division	August 23, 2007
Juan Carlos Chómali	Manager Retail Banking	January 1, 2010
Felipe Contreras	Chief Accounting Officer	October 1, 2008
Juan Fernández	Administration and Operations	July 18, 2002
Emiliano Muratore	Manager Financial Management	April 8, 2008
Juan Pedro Santa María	General Counsel	July 30, 2009

Claudio Melandri became the chief executive officer of Santander-Chile in January 2010 after being our Retail Banking Manager since February 21, 2008. He started his career at Santander-Chile in 1990 becoming a regional branch manager and manager of Santander-Chile’s branch network. He was also a Vice-President at Banco Santander Venezuela from 2005 to 2007. In 2007, he was appointed Corporate Director of Human Resources of Banco Santander-Chile. He is also on the Board of Santander Seguros de Vida S.A., Santander Asset Management S.A. Administradora General de Fondos and Santander Seguros Generales S.A. Mr. Melandrí has a Business Degree from the Universidad Tecnológica Metropolitana in Chile.

Gabriel Montoya B. was appointed Financial Controller of Santander Chile in April 2009 and has been working for Santander Spain and its affiliates since 1997. Between 2005-2009, Mr. Montoya was Director of the MIS America Project and was responsible for implementing management information systems in Chile, Mexico, Puerto Rico, Argentina and Brazil. Previous to that Mr. Montoya was Financial Controller of Santander Puerto Rico, Head of Financial Control for the Americas Division of Santander and various other management positions in Santander Colombia. He is a Director of  Santander Consumer Chile S.A. Mr. Montoya has a Business Administration Degree from Universidad del Rosario and an Executive Administration Diploma from the Universidad de los Andes, both in Colombia.

José Manuel Manzano became Corporate Director of Risk in July 2007. Prior to that he was Corporate Director of Human Resources for Santander-Chile since October 31, 2002. Previously, he served as Manager of Human Resources for Old Santander-Chile since 1999. He was also General Manager of Santander Fund Management and Managing Director of Bancassurance. He is also a Director of Santander Chile Holding and Santander S.A. Sociedad Securitizadora. Mr. Manzano holds an MBA and a degree in Business from Universidad Católica de Chile.

Ignacio Centenera is the Corporate Director of Internal Auditing, a position he has held since January 2007. Prior to that Mr. Centenera was Manager in the Global Accounting Risk Department and Manager of Internal Auditing at Banesto. Mr. Centenera has a Law Degree from the Universidad Autónoma de Madrid, an MBA from the University of Houston and a Master de Desarrollo Directivo from the Instituto de Empresas in Madrid.

Francisco Murillo was appointed Corporate Director of Human Resources for Santander-Chile on February 21, 2008. Mr. Murillo has worked in Grupo Santander Chile since 1993. Previously he served as Corporate Director of Santander Asset Management and President of Bansander AFP. He was also the former CEO and Chief Investment Officer of Bansander AFP. Mr. Murillo is President of Santander Asset Management S.A. Administradora de General de Fondos, President of Santander Seguros de Vida S.A., President of Santander Seguros Generales S.A., Director of Santander Chile Holding, Director of Aurum S.A., Director of Santander Asset Management Chile S.A.,

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Director of Santander Consumer Chile S.A., Director of Santander Factoring, CEO of Teatinos Siglo XXI Inversiones Ltda and CEO of Aurum S.A. Mr. Murillo has a Business Degree from the Universidad Adolfo Ibañez.

Joaquin Quirante was appointed the Manager of Global Banking and Markets, that includes wholesale banking and treasury services, on March 11, 2008. Mr. Quirante began working for Santander in 2004 and was the Global Manager of Debt Capital Markets. Previous to working at Santander, Mr. Quirante worked for 9 years at Bank of America where he also led the Debt Capital Markets Group for Southern Europe. He also was a vice-president of Risk for the Bank of America in the UK and worked in the International Division of Argentaria. He is on the Board of Santander S.A. Corredores de Bolsa. Mr. Quirante is an economist from the Universidad Complutense de Madrid and has a MBA from IESE.

José Luis Silva became Manager of the Santander Banefe Division of Santander-Chile in August 2007. Prior to that he was a Commercial Director in the Americas Division of Grupo Santander, CEO of Banco Santa Cruz in Bolivia, Commercial Manager of Banco Santander in Perú, Manager of Consumer Finance at Credisur in Perú and Manager of International Banking at Banco O´Higgins in Chile. Mr. Silva is also a member of the Board of Santander Seguros de Vida S.A., Santander Seguros Generales S.A. and Multinegocios S.A. Mr. Silva is a civil engineer from the Universidad Católica de Chile.

Juan Carlos Chómali became Manager of Retail Banking of Santander-Chile in January 2010 after being our Corporate Director of Customers and Quality. Prior to that he was Commercial Manager of Bansander AFP, Manager of E-Business of Grupo Santander, General Manager of Santander Multimedios, Manager of Remote Banking at Banco Santander. Mr. Chómali is also Director of Universia Chile S.A., Director of Aquanima Chile S.A., Santander Asset Management S.A. Administradora de General de Fondos, Santander Seguros de Vida S.A. and Director of Santander Seguros Generales S.A.. Mr. Chómali has a degree in business from the Universidad Católica de Chile and a certificate in Marketing from the University of California, Los Angeles.

Felipe Contreras F. was named Chief Accounting Officer of Santander Chile in October 2008. He has worked for 14 years in the Bank’s Accounting Department, most recently as Manager of the Consolidation and Reporting Departments, overseeing the Bank’s Chilean, U.S. and Spanish GAAP reporting requirements. He recently was in charge of the Bank’s recent transition to International Financial Reporting Standards. Mr. Contreras is a Public Accountant from the University of Santiago and is currently a candidate to a Masters in Advanced Finance from the Universidad Adolfo Ibáñez.

Juan Fernández is our manager of Administration and Operations. He is the former Manager of Administration and Cost Control of Old Santander-Chile, a position he held from April 1999 until August 2002, when the merger with Santiago was consummated. Mr. Fernández is also Director of Santander Chile Holding S.A., Aquanima Chile S.A., Santander Factoring S.A., Isban Chile S.A., Bansa Santander S.A., Santander Consumer Chile S.A., Multinegocios S.A. and Santander S.A. Corredores de Bolsa. Previously Mr. Fernández served as Manager for Accounting and Administration of Old Santander-Chile since January 1993. Prior to that, Mr. Fernández held positions at Banchile Agencia de Valores y Subsidiarias, and at JPMorgan in Santiago and Madrid.

Emiliano Muratore was appointed Manager of Financial Management in April 2008. Mr. Muratore entered Santander Group in 1999 in Santander Argentina. From 2002 to 2006 he worked in  Financial Management in Santander Spain. He is on the Board of Santander S.A. Agente de Valores. Mr. Muratore has a Business Degree from the Universidad Católica Argentina and a Masters in Finance from the Universidad de San Andrés in Buenos Aires.

Juan Pedro Santa María  is our General Counsel, a position he has held since July 30, 2009 after being General Counsel of Grupo Santander Chile. He is also a Director of Santander Chile Holding S.A., Santander Factoring S.A., Bansa Santander S.A., Aquanima Chile S.A., Director of Aurum S.A. and Director of Santander Asset Management Chile S.A.. Mr. Santa María, a lawyer, previously worked at Banco O’Higgins and Banco Santiago. He has been Chairman of the Law Committee at the Asociación de Bancos e Instituciones Financieras de Chile for the last twenty years.  He has a degree in Law from the Pontificia Universidad Católica de Chile.

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Board Practices

Audit Committee

Board member	Position in Committee
Carlos Olivos	Chairman
Víctor Arbulú. C.	Vice Chairman and Financial Expert
Lucia Santa Cruz	Member

The Audit Committee (Comité de Directores y Auditoría) is comprised of three members of the Board of Directors. The General Secretary is the Committee Secretary. The Chief Executive Officer, General Auditor and other persons from the Bank can be invited to the meetings if necessary and are present on specific matters. This Committee’s primary responsibility is to support the Board of Directors in the continuous improvement of our system of internal controls, which includes reviewing the work of both the external auditors and the Internal Audit Department. The committee is also responsible for analyzing observations made by regulatory entities of the Chilean financial system about us and for recommending measures to be taken by our management in response. This committee also performs functions of a remuneration committee as established in Chilean Law, and reviews annually the salary and bonus programs for the executive officers of the Bank. The external auditors are recommended by this committee to our Board of Directors and appointed by our shareholders at the annual shareholders’ meeting.

Additionally this committee is responsible for:

•	Presenting to the Board of Directors a list of candidates for the selection of an external auditor.

•	Presenting to the board or directors a list of candidates for the selection of rating agencies.

•	Overseeing and analyzing the results of the external audit and the internal reviews.

•	Coordinating the activities of internal auditing with the external auditors’ review.

•	Analyzing the interim and year-end financial statements and reporting the results to the Board of Directors.

•	Analyzing the external auditors’ reports and their content, procedures and scope.

•	Analyzing the rating agencies’ reports and their content, procedures and scope.

•	Obtaining information regard the effectiveness and reliability of the internal control systems and procedures.

•	Analyzing the information systems performance, its sufficiency, reliability and use in connection with decision-making processes.

•	Obtaining information regarding compliance with the company’s policies regarding the due observance of laws, regulations and internal rules to which the company is subject.

•	Obtaining information and resolving conflict interest matters and investigating suspicious and fraudulent activities.

•	Analyzing the reports of the inspection visits, instructions and presentations of the Superintendency of Banks.

•	Obtaining information, analyzing and verifying the company’s compliance with the annual audit program prepared by the internal audit department.

•	Informing the Board of Directors of accounting changes and their effect.

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•	Examining on an annual basis the compensation plans of high level executives and managers.

Asset and Liability Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Member
Marco Colodro	Member
Vittorio Corbo	Member
Roberto Zahler	Member

The Comité de Activos y Pasivos or the Asset and Liability Committee (the “ALCO”), following guidelines set by the Board of Directors, Santander Spains’s Global Risk Department, is responsible for establishing Santander-Chile’s policies, procedures and limits with respect to market risks and monitoring the overall performance in light of the risks assumed. The ALCO constantly monitors whether these policies are fulfilled. Santander-Chile’s Market Risk and Control Department and the Financial Management Division carry out the day-to-day risk management of the trading and non-trading activities of Santander-Chile.

The composition of the Asset and Liabilities Management Committee includes the Chairman of the Board, four additional members of the Board, the Chief Executive Officer, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of the Treasury Division, the Financial Controller and other senior members of management. Senior members of Santander-Chile’s Finance Division meet monthly on a formal basis with the Asset and Liabilities Management Committee and outside consultants.

Market Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Member
Roberto Zahler	Member
Marco Colodro	Member
Vittorio Corbo	Member

The Comité de Mercados or the Market Committee is responsible for establishing Santander-Chile’s policies, procedures and limits with respect to its trading portfolio, market risks and monitoring the overall performance in light of the risks assumed. The ALCO constantly monitors whether these policies are fulfilled. Santander-Chile’s Market Risk and Control Department carry out the day-to-day risk management of the trading and non-trading activities of Santander-Chile.

The composition of the Market Committee includes the Chairman of the Board, four additional members of the Board, the Chief Executive Officer, the Manager of Global Banking and Markets, the Manager of the Treasury Division, the Manager of Proprietary Trading,  the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

Executive Credit Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Member
Carlos Olivos	Member
Roberto Méndez	Member
Marco Colodro	Member

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The Executive Credit Committee is comprised of the Chairman of the Board, three additional Board members, the Corporate Legal Counsel, the CEO, the Manager of Global Banking, the Corporate Director of Risk, the Manager of Corporate Banking, the Manager of Middle Market and two senior members of the Credit Risk department that present the loans being reviewed for approval. This committee confirms the loan positions reviewed by the Senior Loan Committee, with approval rights up to the maximum exposure permitted by the General Banking Law.

Marketing and Communications Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Roberto Méndez	Member

The Marketing and Communications Committee is comprised of the Chairman of the Board and an additional Board member, the CEO, the Manager of Retail Banking, the Manager of Santander Banefe, the Manager of Human Resources, the Manager of Corporate Communications, the Manager of Marketing and other senior managers of the Bank. This committee reviews and confirms all matters related to products, corporate image and communications.

Technology Committee

Board member	Position in Committee
Claudia Bobadilla	Member

The Technology Committee reviews all matters related to analyzing technological developments that improve efficiency and client service. This committee oversees the Annual Technology Plan, which includes the   automation of key processes, telecommunication innovations, information security, market intelligence and new technological trends.

University Committee

Board member	Position in Committee
Mauricio Larraín Lucía Santa Cruz Roberto Méndez	Member Member Member

The University Committee reviews the Bank’s support to higher education and integrating this with the growth of the Institutional business segment and retail banking for college graduates.

Employees

As of December 31, 2009, on a consolidated basis we had 11,118 employees, 8,411 of whom were bank employees, 350 of whom were employees of our subsidiaries and 2,357 were employees of Special Purpose Entities. Prior to December 31, 2009, we did not consolidate these Special Purpose Entities or include these employees in our headcount disclosures.  With respect to the average number of employees for the Bank only, during the year ended December 31, 2008 and 2009, we had an average of 8,832 and 8,595 employees, respectively. We have traditionally enjoyed good relations with our employees and their unions. Of the total headcount of the Bank and his subsidiaries, 4,822 or 54.7% were unionized. In March 2007, a new collective bargaining agreement became effective and will expire on March 1, 2011, but this can be negotiated ahead of schedule if management and union agree to do so. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. The following chart summarizes the number of employees employed by the bank.

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Employees	2009
Executives	636
Professionals	4,414
Administrative	6,068
Total	11,118

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date:	April 15, 2010	By:	/s/ Juan Pedro Santa María P.
			Name:	Juan Pedro Santa María P.
			Title:	General Counsel